FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2026
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

Part 1. Interim consolidated directors' report and interim unaudited consolidated financial statements

January - June	2026

Index

3	Interim consolidated directors' report
3	SIGNIFICANT EVENTS IN THE PERIOD

4	KEY CONSOLIDATED DATA

6	BUSINESS MODEL

7	GROUP FINANCIAL INFORMATION
7	General background
8	Highlights of the period
10	Income statement
18	Balance sheet
21	Solvency ratios
22	Risk management
26	The Santander share

28	FINANCIAL INFORMATION BY SEGMENT

45	SUSTAINABILITY

46	CORPORATE GOVERNANCE

47	APPENDIX
48	Financial information
70	Alternative Performance Measures
83	Interim condensed consolidated financial statements
86	Glossary
87	Important information
90	Main risks and uncertainties
91	Other disclosures required by the Bank of Spain

93	Interim condensed consolidated financial statements
This report was approved by the board of directors on 21 July 2026, following a favourable report from the audit committee. Important information regarding this report can be found on pages 87, 88 and 89.

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Significant events in the period
Completion of the TSB acquisition
•On 30 April 2026, Santander completed the acquisition of TSB Banking Group plc (TSB), the UK subsidiary of Banco de Sabadell, S.A. (Sabadell), having received the required regulatory approvals and fulfilled the conditions required for closing, for a cash consideration of approximately GBP 2.9 billion (approximately EUR 3.3 billion), with a -55 bp impact on the June 2026 CET1 capital ratio.
•TSB is fully incorporated within the Retail & Commercial Banking global business. Therefore, from 1 May 2026, the balance sheet and results of Grupo Santander, Retail & Commercial Banking (within Retail UK) and the UK secondary segment include TSB. As a result, unless otherwise stated, all metrics for Q2 2026 and H1 2026 included in this report incorporate TSB’s business from May 2026. However, we provide some underlying income statements and balance sheet metrics excluding TSB to facilitate comparisons.
•As of 30 June 2026, TSB had approximately EUR 53 billion of total assets, a gross loan book of EUR 42 billion, more than 90% of which is residential mortgage lending, and around EUR 42 billion of customer funds, fully comprising customer deposits, of which over 80% are demand deposits. TSB has approximately 4,700 employees, around 180 branches and over 4 million customers in the UK.
Changes to Group Reporting in 2026
•On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026. They do not change the Group’s reported profit attributable to the parent nor do they affect the Group's targets announced to the market in the Q4 2025 results presentation.
•These changes, which affect the income statements and certain management metrics, have been applied to the information reported from Q1 2026 onwards, as well as to prior periods presented in this report to facilitate comparisons. These changes do not affect the Group’s consolidated balance sheet. For further information on these changes, see the 'Significant events in the period' section of the Q1 2026 Quarterly financial report.
•In addition, other minor changes affecting the primary and secondary segments were disclosed, which are detailed in the 'Financial information by segment' section of this report.
Announcement of the Webster acquisition
•On 3 February 2026, Santander announced that it had reached an agreement to acquire 100% of Webster Financial Corporation’s (Webster) share capital, a US retail and commercial bank, highly complementary to the activities and services Santander provides in the US. The transaction is subject to customary closing conditions, including the corresponding regulatory approvals. In May 2026, Webster's shareholders approved the transaction. Once completed, we expect that this acquisition, valued at USD 12.2 billion (approximately EUR 10.3 billion), will enable us to improve Santander's positioning and market share in the country.
Completion of the Poland disposal
•On 9 January 2026, Banco Santander and Erste Group Bank AG (Erste) announced the completion of the sale of Santander Bank Polska (Santander Poland), which had been disclosed in May 2025, after obtaining all required regulatory approvals and fulfilling of the conditions for closing. The abovementioned transaction will hereinafter be referred to as the 'Poland disposal'.
•Erste acquired approximately 49% of the share capital of Santander Poland and the 50% of the asset management company (TFI) which was not integrated within Santander Poland, for a total cash consideration of approximately EUR 7 billion. The all-cash transaction at 584 zlotys per share values the bank at 2.2 times Q1 2025 tangible book value per share and represents a premium of 7.5% versus Santander Poland's closing price on 2 May 2025, excluding the dividend paid in May 2025.
•The transaction generated a net capital gain of EUR 1,895 million for Santander, increasing its CET1 ratio by 95 basis points, equivalent to around EUR 6 billion. The financial impacts on both results and capital from this transaction were recorded in Q1 2026. For further information, see the 'Alternative performance measures' section in this report.

January - June 2026	3

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Key consolidated data

BALANCE SHEET (EUR million) [1]	Jun-26	Mar-26%		Jun-26	Jun-25%		Dec-25
Total assets	1,954,465	1,856,625	5.3	1,954,465	1,815,888	7.6	1,867,515
Loans and advances to customers	1,149,162	1,070,809	7.3	1,149,162	1,010,727	13.7	1,037,288
Customer deposits	1,133,762	1,059,261	7.0	1,133,762	1,008,229	12.5	1,041,200
Total funds	1,489,431	1,394,819	6.8	1,489,431	1,307,359	13.9	1,363,160
Total equity	115,898	112,548	3.0	115,898	108,985	6.3	112,748
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million) [2]	Q2'26	Q1'26%		H1'26	H1'25%		2025
Net interest income	11,692	11,019	6.1	22,711	21,211	7.1	42,348
Total income	15,682	15,140	3.6	30,822	28,978	6.4	58,311
Net operating income	9,277	9,010	3.0	18,287	16,580	10.3	33,532
Profit before tax	4,932	5,029	(1.9)	9,961	9,104	9.4	18,681
Profit attributable to the parent	3,518	5,455	(35.5)	8,973	6,833	31.3	14,101
Note: net operating income is defined as total income minus operating expenses.

EPS AND PROFITABILITY (%) 2 3	Q2'26	Q1'26%		H1'26	H1'25%		2025
EPS (euros)	0.23	0.36	(35.5)	0.60	0.43	37.6	0.91
RoE	13.7	15.1		15.1	13.6		13.9
RoTE	15.8	17.3		17.4	16.0		16.3
RoA	0.82	0.92		0.91	0.81		0.84
RoRWA	2.56	2.80		2.81	2.35		2.44

UNDERLYING INCOME STATEMENT (EUR million) 4 5	Q2'26	Q1'26%		H1'26	H1'25%		2025
Net interest income	11,692	11,019	6.1	22,711	21,237	6.9	42,401
Total income	15,707	15,140	3.7	30,847	28,966	6.5	58,308
Net operating income	8,980	8,656	3.7	17,636	15,715	12.2	31,898
Profit before tax	5,318	5,029	5.7	10,347	9,338	10.8	18,936
Underlying profit attributable to the parent	3,768	3,560	5.8	7,328	6,377	14.9	13,152
Changes in constant euros:
Q2'26 / Q1'26: NII: +4.8%; Total income: +2.5%; Net operating income: +2.4%; Profit before tax: +4.7%; Underlying attributable profit: +4.8%.
H1'26 / H1'25: NII: +6.3%; Total income: +5.8%; Net operating income: +11.2%; Profit before tax: +10.0%; Underlying attributable profit: +14.3%.

UNDERLYING EPS, PROFITABILITY AND EFFICIENCY (%) 3 4 5	Q2'26	Q1'26%		H1'26	H1'25%		2025
Underlying EPS (euros)	0.25	0.23	7.6	0.48	0.40	19.9	0.84
Underlying RoE	13.9	13.3		13.6	12.7		13.0
Underlying RoTE	16.0	15.2		15.6	14.9		15.2
Underlying RoA	0.84	0.82		0.83	0.77		0.79
Underlying RoRWA	2.60	2.49		2.55	2.23		2.31
Efficiency ratio	42.8	42.8		42.8	45.7		45.3

SOLVENCY (%)	Jun-26	Mar-26	Jun-26	Jun-25	Dec-25
Phased-in CET1 ratio	14.0	14.4	14.0	13.0	13.5
Phased-in total capital ratio	18.8	18.9	18.8	17.2	17.8

4	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

CREDIT QUALITY (%) [3]	Jun-26	Mar-26	Jun-26	Jun-25	Dec-25
Cost of risk 5 6	1.15	1.14	1.15	1.13	1.14
NPL ratio	2.93	3.00	2.93	2.90	2.91
NPL coverage ratio	64	66	64	67	66

MARKET CAPITALIZATION AND SHARES	Jun-26	Mar-26%		Jun-26	Jun-25%		Dec-25
Shares (millions)	14,689	14,689	0.0	14,689	14,885	(1.3)	14,689
Number of shareholders	3,508,619	3,503,270	0.2	3,508,619	3,508,261	0.0	3,518,729
Share price (euros)	12.084	9.490	27.3	12.084	7.027	72.0	10.070
Market capitalization (EUR million)	177,506	139,402	27.3	177,506	104,599	69.7	147,921
Tangible book value per share (euros)	6.32	6.13		6.32	5.50		5.76
Price / Tangible book value per share (X)	1.91	1.55		1.91	1.28		1.75

CUSTOMERS (thousands)	Jun-26	Mar-26%		Jun-26	Jun-25%		Dec-25
Total customers	182,488	176,312	3.5	182,488	170,412	7.1	174,197
Active customers	105,684	102,247	3.4	105,684	100,025	5.7	101,651
Digital customers	61,998	60,435	2.6	61,998	57,241	8.3	59,040
Note: customer data in 2025 exclude Poland. Including Poland: in December 2025, total customers 180,221; active customers 106,410; digital customers 62,982. In June 2025, total customers 176,431; active customers 104,733; digital customers 61,100.

OTHER DATA	Jun-26	Mar-26%		Jun-26	Jun-25%		Dec-25
Number of employees	185,279	185,243	0.0	185,279	193,678	(4.3)	187,539
Number of branches	6,496	6,589	(1.4)	6,496	7,322	(11.3)	6,765
Note: employees and branches data in 2025 exclude Poland. Including Poland: in December 2025, number of employees 198,403; number of branches 7,124. In June 2025, number of employees 204,330; number of branches 7,683.

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

1.In the Group's consolidated balance sheet, balances as at 30 June 2026 include TSB, affecting comparisons with prior periods. The assets associated with the Poland disposal were classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale' from the announcement of disposal until its completion.
2.In the statutory income statement, results associated with the business subject to the Poland disposal in all periods in 2025 and the resulting capital gain in Q1 2026 are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations'. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations, though they are included in the profit attributable to the parent and, therefore, in the metrics calculated based on said profit.
3.For further information, see the 'Alternative performance measures' section in this report.
4.In the underlying income statement, results associated with the business subject to the Poland disposal in all periods in 2025 and the resulting capital gain in Q1 2026 are recorded in 'non-recurring items'. This line item also includes restructuring costs associated with M&A transactions, such as those recorded in Q2 2026 relating to the TSB acquisition. These items grouped under ‘non-recurring items’ are excluded from underlying profit and underlying metrics, and explain the difference between underlying attributable profit and profit attributable to the parent.
5.In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS financial measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the 'Alternative performance measures' section in the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2025 Annual financial report, published in the CNMV on 25 February 2026, our 20-F report for the year ending 31 December 2025 filed with the SEC in the United States on 25 February 2026, as updated by the Form 6-K filed with the SEC on 1 April 2026 in order to reflect our new reporting structure as well as the 'Alternative performance measures' section in this report.
6.Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.

January - June 2026	5

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Our business model

CUSTOMER FOCUS	Building a digital bank with branches

→ We continue to build a digital bank with branches, with a multichannel proposition designed to meet all our customers' financial needs.	182 mn	106 mn
	total customers	active customers

SCALE	Global and in-market scale

→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activity is organized under five global businesses: Retail & Commercial Banking (Retail), Openbank, Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payment Solutions (Payments).
→ Our five global businesses support value creation based on the profitable growth and the operational leverage that ONE Santander provides.

Retail
Retail & Commercial Banking
Openbank
Openbank
CIB
Corporate & Investment Banking
Wealth
Wealth Management & Insurance
Payments
Payment Solutions
ONE
Santander

DIVERSIFICATION	Business, geographical and balance sheet

→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose

To help people and businesses prosper

Our aim

To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

Our how

Everything we do should be Simple, Personal and Fair

6	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•General background
Group financial information
General background
Grupo Santander's operating environment in Q2 2026 was characterized by some volatility, particularly due to geopolitical tensions in the Middle East. However, at the end of the quarter, economic growth indicators were solid across our footprint and unemployment rates remained relatively low in general. Uncertainty regarding the global economic outlook persists and we therefore expect a moderate economic slowdown compared to our previous estimates, as well as a pickup in global inflation, driven by a negative supply shock resulting from the conflict in the Middle East.

Country	GDP Change[1]	Economic performance
Eurozone	+0.3%	Economic growth slowed and inflation increased following the conflict with Iran, due to higher energy prices, though second-round effects remained limited. In June, the ECB raised its deposit facility rate to 2.25%.
Spain	+2.7%
Indicators in Q2 2026 point to solid growth, albeit more moderate than in the previous quarter. Industrial activity remained dynamic, partly driven by front-loading of orders, while consumer confidence deteriorated further. Employment accelerated in Q2 2026 and unemployment fell to 2.2 million. Inflation stabilized at 3.2% in June, though services prices are accelerating. So far, there are no clear signs of second-round effects.

UK	+0.9%	The economy started 2026 more strongly than expected, but more recent data point to a clear loss of momentum. The labour market continued to weaken, though the pace of rebalancing could be stabilizing: the unemployment rate fell to 4.9%, partly due to higher inactivity, while private sector wage growth moderated further. Headline inflation fell to 2.8% in May. Following the 25 bp cut in January, the Bank of England held interest rates at 3.75% in June.
Portugal	+2.3%	Portugal began Q2 2026 with moderate growth after stagnating in Q1 2026. The rebound in inflation to 3.3% in May and weaker confidence could weigh on consumption, though the solid labour market (with the unemployment rate at 5.5% in May), tourism and sound public finances should continue to support activity. The main downside risk stems from weakness in external demand and goods exports. S&P, Fitch and DBRS revised the sovereign debt outlooks from stable to positive in 2026.
US	+2.7%	Solid economic growth in Q2 2026 was driven by the sharp increase in investment, despite uncertainty stemming from the conflict in the Middle East. The unemployment rate remained stable, with employment growth in line with labour force growth. Inflation remained elevated in June (3.5%). The Federal Reserve held the interest rate range at 3.5%–3.75% in June and noted concerns about inflation having been above the 2% target for more than five years.
Mexico	+0.2%	After a weak Q1 2026, the economy showed signs of recovery at the beginning of Q2 2026, which we expect to strengthen in the coming months, albeit with modest growth. Exports continued to grow solidly and the labour market remained resilient, with a very low unemployment rate (2.7% in May). Inflation moderated to 3.4% in June, mainly driven by lower food prices. The central bank cut interest rates by 25 bps again in May, bringing them to 6.5%, and indicated it is likely to hold rates going forward.
Brazil	+1.8%	At the beginning of Q2 2026, the economy consolidated the recovery that began in the previous two quarters, supported by the reactivation of industrial activity and the resilience of services. The labour market remained solid, with the unemployment rate close to historical lows (5.6% in May). Inflation rebounded to 4.6% in June, driven by higher fuel, transport and food prices, and services prices remained elevated. The central bank continued its gradual easing cycle, lowering the policy rate by 25 bps in April and again in June to 14.25%, and remained cautious about the outlook, closely monitoring inflation trends and expectations.
Chile	-0.5%	Following the decline in Q1 2026, the economy remained weak in Q2 2026, driven by domestic demand, though there are signs of improvement in mining. Inflation picked up to 4.3% in June, mainly driven by energy and food prices, though expectations remain anchored at the 3% target from 2027 onwards. In Q2 2026, the central bank held rates at 4.5%, adopting a cautious tone given the conflict in the Middle East, though it acknowledged that inflation risks are beginning to balance out.
Argentina	+2.3%	During 2026, the economy has shown mixed signals, with weaker domestic demand, while exports remained solid. In Q2 2026, inflation moderated following the uptick at the beginning of the year, with a monthly average inflation of 2.2% in Q2 2026, compared to 3.1% in Q1 2026. The central bank maintained a restrictive stance, though with some signs of easing at the margin. Fiscal policy remained contractionary, meeting surplus targets and contributing to Fitch's and S&P’s recent sovereign rating upgrades from CCC+ to B-.
1.Year-on-year changes for Q1 2026.

January - June 2026	7

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Highlights of the period

Highlights of the period: main figures

ATTRIBUTABLE PROFIT
Q2'26
EUR 3,518 mn
-36% in euros /Q1'26
H1'26
EUR 8,973 mn
+31% in euros /H1'25

UNDERLYING ATT. PROFIT
Q2'26
3,768 mill. euros
+6% in euros	/ Q1'26
+5% in constant euros
H1'26
7,328 mill. euros
+15% in euros	/ H1'25
+14% in constant euros

RoTE	RoTE (underlying)

17.4%	15.6%
+1.4 pp	+0.7 pp
/H1'25

VOLUMES AND REVENUE
Loans and advances to customers	Customer funds
+9%	+11%
Net interest income	Net fee income
+6%	+7%
Note: YoY changes in constant euros and Argentina in current euros.

EFFICIENCY
42.8%
-3 pp /H1'25

COST OF RISK
1.15%
+2 bps /Jun-25

CET1 RATIO[1]
14.0%
-0.4 pp /Mar-26
▶In Q2 2026, profit attributable to the parent was EUR 3,518 million, which included TSB results from May 2026. The quarter-on-quarter comparison was significantly impacted by the EUR 1,895 million capital gain from the completion of the Poland disposal in Q1 2026 and by EUR 250 million of restructuring charges associated with the TSB integration in Q2 2026, resulting in a 36% decline.
Excluding these two non-recurring impacts, underlying attributable profit was EUR 3,768 million, achieving another quarterly record, up 6% compared to Q1 2026. In constant euros, profit increased 5% quarter-on-quarter, supported by strong increases in net interest income and net fee income. Additionally, the quarter-on-quarter comparison was favoured by the incorporation of TSB and the provisions for potential complaints related to motor finance dealer commissions in the UK recorded in Q1 2026.
▶Year-on-year, profit attributable to the parent in H1 2026 increased 31% to EUR 8,973 million, favoured by the aforementioned capital gain. In underlying terms, profit rose 15% year-on-year to EUR 7,328 million. In constant euros, underlying attributable profit rose 14%, driven by good performances in revenue and costs, with the cost of risk practically stable, and a small positive impact from the incorporation of TSB.
▶Underlying attributable profit grew strongly year-on-year across most of our global businesses, supported by good revenue performances and cost management.
▶These strong results put us in a good position to meet our 2026 targets.

▶Profitability improved significantly year-on-year, achieving a RoTE of 17.4% in H1 2026 and the underlying RoTE increased to 15.6%, advancing towards our goal of achieving a RoTE above 20% in 2028.
▶We continued to record sustained earnings per share growth, increasing to EUR 60 cents in H1 2026, favoured by the capital gain from the Poland disposal. Underlying earnings per share improved by 20% year-on-year to EUR 48 cents, boosted by positive profit trends and the share buybacks executed over the last 12 months.

▶In terms of business volumes, both loans and advances to customers and customer funds grew at a solid pace, supported by our focus on active and disciplined capital management and profitable growth. They were also favoured by the incorporation of TSB.
Gross loans and advances to customers (excluding reverse repos) rose 9% year-on-year in constant euros. Excluding TSB, they increased 5% in constant euros, boosted by widespread growth across businesses.
Customer funds (customer deposits excluding repos plus mutual funds) grew 11% year-on-year in constant euros. Excluding TSB, they rose 7% in constant euros, increasing across all global businesses. Customer deposits excluding TSB rose 5% in constant euros, mainly driven by time deposits, and mutual funds increased double digits.
▶In a somewhat volatile environment, total income grew 6% year-on-year. In constant euros, it also rose 6% (+5% excluding TSB, in line with our 2026 target), underpinned by solid performances in net interest income (+6%), driven by higher volumes and our active balance sheet management, and net fee income (+7%), boosted by higher activity and transactionality.
▶Total costs were flat year-on-year in euros. In constant euros, they decreased 1%, -2% excluding TSB, in line with our 2026 target. These solid performances in revenue and costs continued to reflect the progress in our ONE Transformation strategy. As a result, the efficiency ratio improved year-on-year to 42.8%, supported by all businesses.

▶Credit quality remained robust, supported by our good risk management and low unemployment levels across our footprint. The Group's cost of risk was virtually unchanged year-on-year at 1.15%, even after the impact from a weaker performance in Argentina in the year, reflecting sector-wide trends in the country. In Retail and Openbank, which accounted for more than 90% of the Group's net loan-loss provisions, cost of risk was 1.19% and 2.09%, respectively.
▶ The NPL ratio remained at low levels (2.93%), broadly in line with June 2025 (+3 bps year-on-year). The NPL coverage ratio stood at 64%. Total loan-loss reserves ended the quarter at EUR 24,207 million.

▶The CET1 ratio ended June 2026 at 14.0% after recording a -55 bp impact from the closing of the TSB acquisition. Excluding this impact, the CET1 ratio rose 0.2 pp in the quarter, with net organic generation (+27 bps), from +61 bps from attributable profit, -33 bps from capital distributions2 (in line with our 50% payout target) and -1 bp from net RWA growth. Taking into account the expected impact from the Webster acquisition, which is still subject to completion, we remain on track to meet our aim to end the year with a CET1 ratio in the range of 12.8-13%, at the top end of our 12-13% operating range.

Note: in this section, unless indicated otherwise, results are presented on an underlying basis and management metrics exclude Poland in all periods of 2025. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
1.CET1 ratio on a phased-in basis, calculated in accordance with the transitory treatment of the CRR.
2.Capital distribution includes deduction for the accrual of ordinary shareholder remuneration and AT1 costs. For further information on our shareholder remuneration policy, see the 'Santander share' section in this report.

8	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Highlights of the period

Think Value

ORDINARY SHAREHOLDER REMUNERATION*
EUR million

+14%	higher than 2024 total cash dividend
*Remuneration based on the full-year results of each period

TNAVps + CASH DPS

■ Cash DPS: EUR 24.00 cents
+19%
/Jun-25

▶On 27 March 2026, the general shareholders' meeting approved a final cash dividend of EUR 12.50 cents per share against H2 2025 results, which was paid in May 2026. Considering the interim cash dividend of EUR 11.50 cents per share paid in November 2025, the total cash dividend per share paid against 2025 results was EUR 24.00 cents, 14% higher than that paid against 2024 results.
▶On 3 February 2026, the board of directors approved the Second 2025 Buyback Programme worth up to EUR 5,030 million. The programme started on 4 February 2026.
This programme includes EUR 1,830 million as part of our ordinary shareholder remuneration policy charged against H2 2025 results and the remaining amount corresponds to an extraordinary buyback of EUR 3,200 million, equivalent to approximately 50% of the CET1 capital generated following completion of the Poland disposal.
This programme puts us on track to achieve our goal of distributing at least EUR 10 billion through share buybacks charged against 2025 and 2026 results and against expected capital excess1. Considering the share buyback currently underway, we have already carried out approximately 80% of this goal.
▶Considering the cash dividends and the two share buybacks as part of our ordinary payout policy, total shareholder remuneration charged against 2025 results will be around EUR 7,030 million (approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split almost evenly between cash dividends and share buybacks. This is a 12% increase compared to the ordinary shareholder remuneration charged against 2024 results.
▶At the end of the quarter, TNAV per share was EUR 6.32. Including the cash dividends charged against 2025 results, TNAV per share increased 19% year-on-year.

Think Customer

CUSTOMER GROWTH (vs. Jun-25)
Total customers:	+12	mn

Active customers:	+6	mn

▶We continued to make progress in the implementation of our global platforms, which represent a clear competitive advantage, as the capability to build platforms once and deploy them across multiple markets enables us to improve time-to-market, cost to serve and customer satisfaction.
▶These developments, alongside other initiatives focused on delivering the best experience to our customers and improving service quality, enable us to continue to attract more customers to the Group.
▶As a result, total customers increased 12 million year-on-year and active customers grew 6 million year-on-year, both also favoured by the incorporation of TSB.

Think Global

Contribution to Group revenue [2]

Retail	55%

Openbank	21%

CIB	15%

Wealth	7%

Payments	2%

H1 2026 data. Year-on-year changes in constant euros.
▶In Retail, underlying attributable profit grew 12% to EUR 4,124 million, boosted by solid performance in revenue and by a strong reduction in costs, reflecting our transformation efforts. It was also slightly favoured by the incorporation of TSB from May 2026.
▶The efficiency ratio improved to 40.5% and cost of risk stood at 1.19%. RoTE rose to 17.1%.

▶In Openbank, profit before tax increased 15% excluding the additional provisions in the UK, driven by solid performances in revenue and costs, which was not reflected in underlying attributable profit, which was also impacted by the end of tax benefits for electric vehicles in the US in 2025.
▶The efficiency ratio improved to 41.6% and cost of risk stood at 2.09%, with RoTE at 7.7%.

▶In CIB, underlying attributable profit increased 17% to EUR 1,742 million, due to higher revenue across all business lines, but especially due to a strong Q1 in Global Markets and a solid Q2 in Global Banking.
▶The efficiency ratio improved to 40.8% and RoTE to 20.3%.

▶In Wealth, underlying attributable profit rose 19% to EUR 1,083 million, boosted by solid activity, with double-digit growth in both net fee income and gains on financial transactions.
▶The efficiency ratio improved to 35.0% and RoTE was 56.9%.

▶In Payments, underlying attributable profit increased significantly to EUR 78 million, with revenue growing at a much faster pace than costs, boosted by higher activity.
▶EBITDA margin reached 32.6% (+3.8 pp year-on-year).

1.As previously announced, Santander intends to allocate at least EUR 10 billion to shareholders through share buybacks charged against 2025 and 2026 results and against the expected capital excess. This share buyback target includes: i) buybacks that are part of the existing shareholder remuneration policy; and ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The implementation of the shareholder remuneration policy and additional buybacks is subject to corporate and regulatory decisions and approvals.
2.As % of total operating areas, excluding the Corporate Centre.

January - June 2026	9

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Statutory income statement

Grupo Santander results
As a result of the announcement of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025. Additionally, in Q1 2026, the capital gain from the closing of the Poland disposal was recorded in the same 'profit/(loss) after tax from discontinued operations' line item. For further information, see the 'Alternative performance measures' section in this report. Furthermore, as mentioned in the 'Significant events in the period' section, Q2 2026 results include TSB from May 2026.

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q2'26	Q1'26%		H1'26	H1'25%
Net interest income	11,692	11,019	6.1	22,711	21,211	7.1
Net fee income [1]	3,494	3,357	4.1	6,851	6,342	8.0
Gains or losses on financial assets and liabilities and exchange differences [2]	81	651	(87.6)	732	1,032	(29.1)
Dividend income	534	90	493.3	624	471	32.5
Share of results of entities accounted for using the equity method	163	313	(47.9)	476	332	43.4
Other operating income/expenses (net) [3]	(282)	(290)	(2.8)	(572)	(410)	39.5
Total income	15,682	15,140	3.6	30,822	28,978	6.4
Operating expenses	(6,405)	(6,130)	4.5	(12,535)	(12,398)	1.1
Administrative expenses	(5,566)	(5,302)	5.0	(10,868)	(10,772)	0.9
Staff costs	(3,551)	(3,379)	5.1	(6,930)	(6,736)	2.9
Other general administrative expenses	(2,015)	(1,923)	4.8	(3,938)	(4,036)	(2.4)
Depreciation and amortization	(839)	(828)	1.3	(1,667)	(1,626)	2.5
Provisions or reversal of provisions	(985)	(765)	28.8	(1,750)	(1,012)	72.9
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,373)	(3,198)	5.5	(6,571)	(6,524)	0.7
Impairment on other assets (net)	(8)	(22)	(63.6)	(30)	(147)	(79.6)
Gains or losses on non-financial assets and investments, net	3	13	(76.9)	16	(32)	—
Negative goodwill recognized in results	5	—	—	5	22	(77.3)
Gains or losses on non-current assets held for sale not classified as discontinued operations	13	(9)	—	4	217	(98.2)
Profit or loss before tax from continuing operations	4,932	5,029	(1.9)	9,961	9,104	9.4
Tax expense or income from continuing operations	(1,192)	(1,250)	(4.6)	(2,442)	(2,367)	3.2
Profit from the period from continuing operations	3,740	3,779	(1.0)	7,519	6,737	11.6
Profit or loss after tax from discontinued operations	—	1,895	(100.0)	1,895	726	161.0
Profit for the period	3,740	5,674	(34.1)	9,414	7,463	26.1
Profit attributable to non-controlling interests	(222)	(219)	1.4	(441)	(630)	(30.0)
Profit attributable to the parent	3,518	5,455	(35.5)	8,973	6,833	31.3

EPS (euros)	0.23	0.36	(35.5)	0.60	0.43	37.6
Diluted EPS (euros)	0.23	0.36	(35.5)	0.60	0.43	37.6

Memorandum items:
Average total assets	1,923,462	1,847,367	4.1	1,885,415	1,835,466	2.7
Average stockholders' equity	108,548	107,148	1.3	107,848	100,703	7.1

Note: the summarized income statement groups some lines of the consolidated statutory income statement on page 85 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

10	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Statutory income statement

Statutory income statement

H1 2026 results compared to H1 2025
In H1 2026, profit attributable to the parent totalled EUR 8,973 million, including the capital gain of EUR 1,895 million from the closing of the Poland disposal in Q1 2026 and TSB results from May 2026. Thus, profit increased 31% year-on-year, also supported by the solid performances across businesses and good activity levels.
Total income
Total income in H1 2026 amounted to EUR 30,822 million, up 6% year-on-year. By line:
•Net interest income (NII) totalled EUR 22,711 million, 7% higher than in H1 2025, supported by solid performances in Retail, CIB and Openbank.

Net interest income
EUR million
•Net fee income amounted to EUR 6,851 million, up 8% compared to H1 2025, underpinned by growth across all businesses. Of note were Retail, where we saw strong growth across most countries, and CIB and Wealth, both driven by solid commercial activity.

Net fee income
EUR million
•Gains or losses on financial assets and liabilities and exchange differences reached EUR 732 million (EUR 1,032 million in H1 2025) driven by lower results in the Corporate Centre, due to a greater impact from foreign currency hedges, and in CIB, affected by lower volatility in Europe and Latin America.
•Dividend income was EUR 624 million (EUR 471 million in H1 2025), with the increase mainly driven by dividends from our stake in Poland recorded in the Corporate Centre.
•Income from companies accounted for by the equity method reached EUR 476 million, compared to EUR 332 million in H1 2025, supported by higher results from certain stakes recorded in the Corporate Centre.
•Other operating income recorded a loss of EUR 572 million, (compared to a EUR 410 million loss in H1 2025), affected by a more negative impact from the hyperinflation adjustment in Argentina and lower leasing revenue in Openbank US.
In summary, we had a solid performance in total income, reflecting the benefits of our diversification and global scale, our sound margin management and higher volumes.

Total income
EUR million
Operating expenses
Operating expenses in H1 2026 amounted to EUR 12,535 million, increasing slightly year-on-year (+1%), rising at a much slower pace than revenue.
Our cost management continued to focus on further structurally improving efficiency. We continued to drive our business model transformation plan, ONE Transformation, which, together with the rollout of our global platforms, the use of AI and network effects across our footprint, is resulting in greater operational leverage and better commercial dynamics.

Operating expenses
EUR million
Provisions or reversal of provisions
Provisions (net of provision reversals) amounted to EUR 1,750 million in H1 2026 and included additional provisions for potential complaints related to motor finance dealer commissions in the UK mainly in Q1 2026 and a EUR 337 million charge (EUR 250 million net of tax) from M&A-related restructuring costs in Q2 2026

January - June 2026	11

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Statutory income statement
associated with the TSB acquisition. In H1 2025, this line totalled EUR 1,012 million.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment of financial assets not measured at fair value through profit or loss (net) was EUR 6,571 million, impacted by Argentina, reflecting sector-wide trends in the country. In H1 2025, it was EUR 6,524 million and included provisions which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.
Impairment on other assets (net)
The impairment on other assets (net) was EUR 30 million. In H1 2025, the impairment on other assets totalled EUR 147 million.
Gains or losses on non-financial assets and investments (net)
This line recorded a net gain of EUR 16 million in H1 2026. In the same period in 2025, this line recorded a EUR 32 million loss.
Negative goodwill recognized in results
In H1 2026, there was EUR 5 million of negative goodwill. In H1 2025, we recorded EUR 22 million relating to the acquisition of CrediScotia Financiera from Scotiabank which expanded our presence in the consumer business in Peru.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes the sale and impairments of foreclosed assets, recorded a EUR 4 million gain in H1 2026. In H1 2025, this line recorded a EUR 217 million gain, which included a capital gain in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
Profit or loss before tax from continuing operations
Profit before tax was EUR 9,961 million in H1 2026, up 9% year-on-year, supported by solid performances in net interest income and net fee income, with good cost management.
Tax expense or income from continuing operations
Total tax expense in H1 2026 amounted to EUR 2,442 million, which includes a EUR 174 million charge corresponding to the accrual of the tax on expected income obtained in Spain for the year. In H1 2025, tax expense was EUR 2,367 million and included a EUR 174 million charge corresponding to the accrual of the tax on expected income obtained in Spain for the year.
Profit or loss after tax from discontinued operations
Profit from discontinued operations totalled EUR 1,895 million in H1 2026 corresponding to the capital gain generated from the completion of the Poland disposal, compared to EUR 726 million in H1 2025 which reflects the results associated with the business subject to the Poland disposal.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 441 million in H1 2026, compared to EUR 630 million in H1 2025.
Profit attributable to the parent
Profit attributable to the parent rose to a new record of EUR 8,973 million in H1 2026, compared to EUR 6,833 million in H1 2025. This 31% increase year-on-year was driven by our solid revenue performance and good cost control, also supported by the aforementioned capital gain, which more than offset the impact of additional provisions for potential complaints related to motor finance dealer commissions in the UK mainly in Q1 2026, amounting to EUR 194 million net of tax and non-controlling interests.

12	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement

Underlying income statement

→ Another consecutive quarter of record profit, driven by solid revenue and cost performances.
→ We continue to drive profitable growth and efficiency improvement, maintaining sound credit quality.
→ Results include TSB from May 2026, with impacts of around 1 pp across the P&L.

Underlying attributable profit		Efficiency	Underlying RoTE
EUR 7,328 million	+15% in euros	42.8%	15.6%
	+14% in constant euros	-3 pp	+0.7 pp

Note: changes vs. H1 2025.

H1 2026 results compared to H1 2025
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros, except for Argentina and any grouping which includes it), understanding that the latter provide a better analysis of the Group’s management. For further information, see the 'Alternative performance measures' section in this report.
At the Group level, the impact of exchange rates during the period was not significant, with a favourable year-on-year impact of 0.7 pp on total income and an unfavourable impact of 0.2 pp on total costs.
In addition, to better understand the business trends, the underlying income statement includes the reclassification of certain items. These reclassifications between the underlying income statement and the statutory income statement include:
In H1 2026:
•Certain charges that, in the statutory income statement are recorded under the 'other results and provisions' line item, are presented in the underlying income statement under 'total costs'. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 676 million.
•In Q2 2026, we recorded additional provisions totalling EUR 39 million, net of tax and non-controlling interests, for potential complaints related to motor finance dealer commissions in the UK associated with our joint ventures, reclassified to the ‘other results and provisions’ line item.
In H1 2025:
•In the statutory income statement, the results related to the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item.
However, in the underlying income statement, the results related to the business subject to the Poland disposal are recorded in a single line item under 'non-recurring items', and are therefore excluded from the Group's underlying profit.
•Additionally, certain charges that, in the statutory income statement are recorded under the 'other results and provisions' line item, are presented in the underlying income statement under 'total costs'. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 865 million.

Summarized underlying income statement (EUR million)

					Ex. TSB
			Change		Change
	H1'26	H1'25%		% excl. FX	%	% excl. FX
Net interest income	22,711	21,237	6.9	6.3	5.9	5.3
Net fee income	6,851	6,311	8.6	7.4	8.3	7.2
Gains (losses) on financial transactions [1]	732	1,026	(28.7)	(28.6)	(29.0)	(28.9)
Other operating income	553	392	41.1	44.0	42.3	45.3
Total income	30,847	28,966	6.5	5.8	5.7	5.1
Total costs	(13,211)	(13,251)	(0.3)	(0.5)	(1.3)	(1.5)
Net operating income	17,636	15,715	12.2	11.2	11.6	10.6
Net loan-loss provisions	(6,574)	(6,058)	8.5	7.1	8.3	6.8
Other gains (losses) and provisions	(715)	(319)	124.1	127.3	124.2	127.4
Profit before tax	10,347	9,338	10.8	10.0	9.9	9.1
Tax on profit	(2,549)	(2,577)	(1.1)	(2.3)	(2.1)	(3.3)
Profit from continuing operations	7,798	6,761	15.3	14.7	14.5	13.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	7,798	6,761	15.3	14.7	14.5	13.9
Non-controlling interests	(470)	(384)	22.4	20.8	22.4	20.8
Underlying profit attributable to the parent [2]	7,328	6,377	14.9	14.3	14.1	13.5
Non-recurring items	1,645	456	260.7	260.7	264.8	264.8
Profit attributable to the parent	8,973	6,833	31.3	30.7	30.8	30.2

Underlying EPS (euros)	0.48	0.40	19.9
Underlying Diluted EPS (euros)	0.48	0.40	19.8
1. Includes exchange differences.
2. Excludes non-recurring items.
Note: all underlying management metrics have been calculated excluding Poland. For further information, see the 'Alternative performance measures' section in this report.

January - June 2026	13

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement
Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from the underlying income statement:
In H1 2026:
•The total amount recorded under the 'non-recurring items' line item was EUR 1,645 million, including the EUR 1,895 million capital gain from the completion of the Poland disposal in Q1 2026 and a EUR 250 million charge (net of tax) from M&A-related restructuring costs in Q2 2026 associated with the TSB acquisition.
In H1 2025:
•The total amount in 'non-recurring items' was EUR 456 million corresponding to the results related to the business subject to the Poland disposal.
•Additionally, in Q2 2025 this line included the following two events of the same value but opposite signs:
•A capital gain of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million (EUR 231 million, net of tax and minority interests), which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.
For further information on the reconciliation between the statutory and underlying income statements, see the 'Alternative performance measures' section in this report.
As a result, profit attributable to the parent and underlying profit attributable to the parent were not the same in either period.
•Profit attributable to the parent in H1 2026 was EUR 8,973 million, compared to EUR 6,833 million in H1 2025, representing a 31% year-on-year increase in euros, also +31% in constant euros.
•Underlying profit attributable to the parent reached EUR 7,328 million in H1 2026, compared to EUR 6,377 million in H1 2025. This represents a 15% increase year-on-year in euros, +14% in constant euros.
This underlying profit year-on-year comparison reflects solid trends in both total income and total costs and was also slightly favoured by the incorporation of TSB from May 2026 (excluding TSB, underlying attributable profit rose 14%, also +14% in constant euros).
Total income amounted to EUR 30,847 million in H1 2026, a 6% increase year-on-year. In constant euros, it also increased by 6% year-on-year, with the following detail by line:
•Net interest income (NII) performed well, increasing 6% year-on-year. By business:
•In Retail, it grew by 4%, with positive performances in most countries supported by higher volumes and our active balance sheet management, in addition to being slightly favoured by the incorporation of TSB.

•In Openbank, the positive trends from last year continued, rising 4% especially in Openbank Europe and in South America, supported by higher volumes and disciplined margin management.
•In CIB, NII increased strongly (+36%), mainly due to higher financing volumes in less capital-intensive products in Global Markets.
•In Wealth, NII declined 1%, though it improved in the quarter supported by higher loan yields and an increase in the credit portfolio.
•In Payments, NII decreased 2%, mainly due to Argentina.

Net interest income
EUR million
constant euros
•Net fee income rose 7% year-on-year, driven by widespread growth across all businesses, benefitting from the network effect and higher transactionality. By business:
•In Retail, it grew by 6%, particularly in transactional, FX, insurance and mutual fund fees and with good trends across most countries.
•In Openbank, net fee income increased by 6%, with particularly strong performances in Brazil, which benefitted from portfolio expansion and higher insurance activity, and Europe, driven by a pickup in new business volumes.
•In CIB, it grew 7%, reflecting a strong second quarter in Global Banking, particularly in Corporate Finance in the US and Europe.
•In Wealth, it rose 11%, with strong performances in both business lines, but particularly in Private Banking, driven by solid commercial activity and our focus on promoting fee-generating activities and products.
•In Payments, it increased 8% driven mainly by Getnet due to higher activity.
This net fee income growth is in line with our target of increasing net fee income at a faster rate than net interest income.

14	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement

Net fee income
EUR million
constant euros
•Gains on financial transactions decreased 29%, affected by a weaker performance in the Corporate Centre, due to higher impacts from foreign exchange hedges, and a decline CIB due to lower market volatility in Europe and Latin America, partially offset by solid performances in the other businesses, mainly in Wealth.
•Other operating income increased 44% compared to the same period in 2025, as dividends from our stake in Poland and higher results from certain stakes, both recorded in the Corporate Centre, more than offset a greater negative impact from the hyperinflation adjustment in Argentina and lower leasing revenue in Openbank US.
This total income performance keeps us on track to achieve our mid-single-digit revenue growth target for 2026.

Total income
EUR million
constant euros
Total costs in H1 2026 amounted to EUR 13,211 million, in line with H1 2025. In constant euros, they declined 1%. In real terms (i.e. excluding the impact of average inflation and perimeter effects and in constant euros), they were 5% lower.
The positive performance reflects our transformation efforts and lower charges related to asset impairments and operational risk, mainly in Retail in Spain and the UK and in Openbank Europe.

Our cost management remained focused on structurally improving our efficiency and our target of bringing it to levels close to 36% by the end of 2028. With that aim, we continued to make progress in our transformation plan, ONE Transformation, which provides greater operational leverage, improving business dynamics, simplifying processes and promoting leaner and more agile structures.
By business and in constant euros, total costs performed as follows:
•In Retail, total costs declined by 3%. In real terms, they fell 8%, reflecting our transformation efforts and lower asset impairment and operational risk charges. The efficiency ratio improved to 40.5% from 43.4% in H1 2025.
•In Openbank, total costs decreased 3%. In real terms, they declined 6% backed by our efficiency efforts and or focus on transformation, primarily in Europe and the US, as well as by lower legal and asset impairment charges. The efficiency ratio improved to 41.6% from 44.5% in H1 2025.
•In CIB, total costs rose 7%, +4% in real terms, reflecting higher activity levels, but they increased at a much slower pace than revenue. We maintained a leading position among peers in terms of efficiency, with the efficiency ratio improving to 40.8% from 44.7% in H1 2025.
•In Wealth, total costs grew 6%, +3% in real terms, due to our investments to strengthen our teams and develop new capabilities to address increasing commercial activity. The efficiency ratio improved to 35.0% from 36.3% in H1 2025.
•In Payments, total costs rose 8%, reflecting investments in the development of our global platforms. However, costs grew at a lower pace than revenue, which increased double digits.

Total costs
EUR million
constant euros
Net operating income in H1 2026 amounted to EUR 17,636 million, up 12% compared to H1 2025. In constant euros, it rose 11%, underpinned by the good performances across net interest income and net fee income and reflecting the positive impacts from our transformation efforts on costs.
The efficiency ratio stood at 42.8%, improving by 3 pp year-on-year, supported by the positive dynamics in both revenue and costs, with efficiency improvements across all global businesses.

January - June 2026	15

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement

Net operating income
EUR million
constant euros
Net loan-loss provisions amounted to EUR 6,574 million in H1 2026, an 9% increase year-on-year.
In constant euros, they grew 7%, mainly due to higher provisions in Retail Argentina, reflecting sector-wide trends in the country and some single names in CIB in Europe and Brazil. Excluding Argentina, the Group's net loan-loss provisions were broadly stable in constant euros, with a good performance in Retail (mainly in Spain) and a decline in the Corporate Centre, having recorded provisions in H1 2025 related to our plan to accelerate NPL ratio reductions, which improved the Group's credit quality.
All in all, the cost of risk was broadly stable at 1.15%, in line with the Group’s year-end target.

Net loan-loss provisions
EUR million
constant euros
Other gains (losses) and provisions registered a EUR 715 million loss, compared to a EUR 319 million loss in H1 2025. This comparison was impacted by the EUR 245 million additional provisions for potential complaints related to motor finance dealer commissions in the UK (EUR 194 million, net of tax and non-controlling interests) in H1 2026 as well as by higher charges related to our transformation, mainly in Retail and Openbank Europe.
Tax on profit amounted to EUR 2,549 million, a 1% decline year-on-year. In constant euros, it fell 2%, mainly due to a lower tax burden in the Corporate Centre. In both H1 2026 and H1 2025, this line included a charge related to the accrual of the tax on expected income obtained in Spain for the year, for similar amounts.
Underlying profit attributable to the parent in H1 2026 reached EUR 7,328 million, 15% higher than in H1 2025. In constant euros, it increased by 14% year-on-year, keeping us on track to achieve our 2026 underlying profit target of more than EUR 14.1 billion.

Underlying profit attributable to the parent
EUR million
constant euros
Underlying RoTE for H1 2026 reached 15.6% compared to 14.9% in H1 2025. Underlying RoRWA stood at 2.55% (2.23% in H1 2025) and underlying earnings per share stood at EUR 0.48 (EUR 0.40 in H1 2025).
The 'Non-recurring items' line in H1 2026 recorded a EUR 1,645 million result, corresponding to the capital gain from the completion of the Poland disposal in Q1 2026, partially offset by EUR 250 million of restructuring costs related to the TSB integration in Q2 2026. In H1 2025, this line recorded a EUR 456 million positive result related to the business subject to the Poland disposal.
Considering these non-recurring items, profit attributable to the parent in H1 2026 was EUR 8,973 million, +31% year-on-year, +31% also in constant euros.
RoTE for H1 2026 reached 17.4% compared to 16.0% in H1 2025. RoRWA was 2.81% (2.35% in H1 2025) and earnings per share stood at EUR 0.60 (EUR 0.43 in H1 2025).

16	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement
Q2 2026 results compared to Q1 2026
As described above, there were some results that did not form part of our underlying business that were included under 'non-recurring items' in both Q2 2026 and Q1 2026. We recorded a EUR 250 million (net of tax) charge for restructuring costs related to the acquisition of TSB in Q2 2026 and a EUR 1,895 million capital gain from the completion of the Poland disposal in Q1 2026.
As a result, profit attributable to the parent and underlying profit attributable to the parent were not the same in either period.
•Profit attributable to the parent in Q2 2026 was EUR 3,518 million, compared to EUR 5,455 million in Q1 2026, which was favoured by the aforementioned capital gain from the Poland disposal.
•Underlying profit attributable to the parent in Q2 2026 stood at EUR 3,768 million, compared to EUR 3,560 million in Q1 2026.
This represents a 6% quarter-on-quarter increase in underlying profit. In constant euros, it rose 5%, supported by a solid revenue performance and the incorporation of TSB in May 2026 (excluding TSB, underlying profit was up 4%,+3% in constant euros). In constant euros:
•Total income rose 2%, by line as follows:
•Net interest income increased by 5%, supported by Retail (+7%), with positive trends in most countries, especially in the
UK driven by TSB, as well as by CIB (increases across business lines) and a pickup in Wealth.
•Net fee income rose 3%, boosted especially by CIB (+14%), driven by strong activity in the quarter in Global Banking.
•Gains on financial transactions declined significantly, due to lower results in Global Markets in CIB, affected by lower volatility.
•Total costs increased 3% quarter-on-quarter mainly driven by the incorporation of TSB in Retail UK, partially offset by a good performance in Openbank in the US and Europe.
•Net loan-loss provisions rose 2% driven by higher provisions in Retail, especially in Spain and the UK (balance sheet optimization initiatives) and some single names in CIB.
•The other gains (losses) and provisions line item recorded a EUR 313 million loss, compared to a EUR 402 million loss in Q1 2026. This improvement reflected lower additional provisions for potential complaints related to motor finance dealer commissions in the UK (EUR 39 million in Q2 2026 compared to EUR 207 million in Q1 2026), which more than offset higher charges related to our transformation, mainly in Retail Spain.

Summarized underlying income statement (EUR million)

			Change		Ex. TSB
					Change
	Q2'26	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	11,692	11,019	6.1	4.8	4.2	2.8
Net fee income	3,494	3,357	4.1	2.7	3.6	2.3
Gains (losses) on financial transactions [1]	81	651	(87.6)	(87.8)	(88.1)	(88.3)
Other operating income	440	113	289.4	289.0	293.6	293.3
Total income	15,707	15,140	3.7	2.5	2.2	1.0
Total costs	(6,727)	(6,484)	3.7	2.5	1.7	0.5
Net operating income	8,980	8,656	3.7	2.4	2.6	1.3
Net loan-loss provisions	(3,349)	(3,225)	3.8	1.9	3.4	1.4
Other gains (losses) and provisions	(313)	(402)	(22.1)	(22.5)	(22.1)	(22.5)
Profit before tax	5,318	5,029	5.7	4.7	4.2	3.1
Tax on profit	(1,299)	(1,250)	3.9	2.8	1.8	0.7
Profit from continuing operations	4,019	3,779	6.4	5.3	4.9	3.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	4,019	3,779	6.4	5.3	4.9	3.9
Non-controlling interests	(251)	(219)	14.6	13.6	14.6	13.6
Underlying profit attributable to the parent [2]	3,768	3,560	5.8	4.8	4.3	3.3
Non-recurring items	(250)	1,895	—	—	—	—
Profit attributable to the parent	3,518	5,455	(35.5)	(36.0)	(36.2)	(36.7)

Underlying EPS (euros)	0.25	0.23	7.6
Underlying Diluted EPS (euros)	0.25	0.23	7.6
1. Includes exchange differences.
2. Excludes non-recurring items.

January - June 2026	17

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet
Grupo Santander's balance sheet
As a result of the Poland disposal and in accordance with IFRS 5 requirements, the assets associated with the Poland disposal were classified under the 'non-current assets held for sale' line item in the Group’s consolidated balance sheet and the related liabilities under 'liabilities associated with non-current assets held for sale' from the announcement of disposal until its completion. As previously explained in the 'Significant events in the period' section, the balance sheet includes TSB from May 2026.

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Jun-26	Jun-25	Absolute	%	Dec-25
Cash, cash balances at central banks and other demand deposits	138,008	175,555	(37,547)	(21.4)	152,281
Financial assets held for trading	286,941	234,834	52,107	22.2	252,318
Debt securities	113,686	85,290	28,396	33.3	98,568
Equity instruments	23,105	16,278	6,827	41.9	22,030
Loans and advances to customers	49,308	35,715	13,593	38.1	32,766
Loans and advances to central banks and credit institutions	41,596	39,263	2,333	5.9	40,599
Derivatives	59,246	58,288	958	1.6	58,355
Financial assets designated at fair value through profit or loss[1]	15,942	14,515	1,427	9.8	15,807
Loans and advances to customers	6,087	5,597	490	8.8	6,440
Loans and advances to central banks and credit institutions	436	1,110	(674)	(60.7)	413
Other (debt securities an equity instruments)	9,419	7,808	1,611	20.6	8,954
Financial assets at fair value through other comprehensive income	75,371	75,801	(430)	(0.6)	74,612
Debt securities	58,970	60,929	(1,959)	(3.2)	58,305
Equity instruments	3,602	2,300	1,302	56.6	2,281
Loans and advances to customers	12,444	12,268	176	1.4	12,906
Loans and advances to central banks and credit institutions	355	304	51	16.8	1,120
Financial assets measured at amortized cost	1,334,351	1,148,957	185,394	16.1	1,202,689
Debt securities	165,861	119,661	46,200	38.6	140,014
Loans and advances to customers	1,081,323	957,147	124,176	13.0	985,176
Loans and advances to central banks and credit institutions	87,167	72,149	15,018	20.8	77,499
Investments in subsidiaries, joint ventures and associates	7,722	7,191	531	7.4	7,052
Tangible assets	26,480	28,997	(2,517)	(8.7)	27,438
Intangible assets	18,772	17,249	1,523	8.8	17,308
Goodwill	13,143	11,960	1,183	9.9	11,958
Other intangible assets	5,629	5,289	340	6.4	5,350
Non-current assets held for sale	2,866	68,710	(65,844)	(95.8)	75,011
Other assets[2]	48,012	44,079	3,933	8.9	42,999
Total assets	1,954,465	1,815,888	138,577	7.6	1,867,515

Liabilities and shareholders' equity
Financial liabilities held for trading	193,417	155,682	37,735	24.2	171,546
Customer deposits	47,168	39,997	7,171	17.9	36,120
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	51,974	30,816	21,158	68.7	39,443
Derivatives	52,319	50,396	1,923	3.8	51,968
Other	41,956	34,473	7,483	21.7	44,015
Financial liabilities designated at fair value through profit or loss	43,407	35,513	7,894	22.2	42,148
Customer deposits	26,214	22,499	3,715	16.5	25,930
Debt securities issued	15,221	9,671	5,550	57.4	11,686
Deposits by central banks and credit institutions	1,950	3,343	(1,393)	(41.7)	4,510
Other	22	—	22	—	22
Financial liabilities measured at amortized cost	1,543,776	1,400,632	143,144	10.2	1,421,184
Customer deposits	1,060,380	945,733	114,647	12.1	979,150
Debt securities issued	332,846	302,292	30,554	10.1	312,704
Deposits by central banks and credit institutions	100,832	108,310	(7,478)	(6.9)	93,234
Other	49,718	44,297	5,421	12.2	36,096
Liabilities under insurance contracts	19,347	18,343	1,004	5.5	18,737
Provisions	9,211	8,098	1,113	13.7	8,355
Liabilities associated with non-current assets held for sale	—	59,361	(59,361)	(100.0)	62,995
Other liabilities[3]	29,409	29,274	135	0.5	29,802
Total liabilities	1,838,567	1,706,903	131,664	7.7	1,754,767
Shareholders' equity	143,259	138,066	5,193	3.8	141,144
Capital stock	7,345	7,443	(98)	(1.3)	7,345
Reserves[4]	126,941	123,790	3,151	2.5	121,396
Profit attributable to the Group	8,973	6,833	2,140	31.3	14,101
Less: dividends	—	—	—	—	(1,698)
Other comprehensive income	(33,913)	(37,565)	3,652	(9.7)	(37,974)
Minority interests	6,552	8,484	(1,932)	(22.8)	9,578
Total equity	115,898	108,985	6,913	6.3	112,748
Total liabilities and equity	1,954,465	1,815,888	138,577	7.6	1,867,515

Note: the condensed balance sheet groups some lines of the consolidated balance sheet on pages 83 and 84 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under reinsurance contracts'; ‘Tax assets’; and ‘Other assets’.
3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; and ‘Other liabilities‘.
4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares’.

18	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet

Gross loans and advances to customers (excl. reverse repos)				Customer funds (deposits excl. repos + mutual funds)
Good performance of the loan portfolio, boosted, in part, by the incorporation of TSB into our Retail business.				Customer funds increased both quarter-on-quarter and year-on-year, also supported by the incorporation of TSB.
EUR 1,072 billion		+5% QoQ	+1% QoQ ex. TSB	EUR 1,297 bn			+6% QoQ	+2% QoQ ex. TSB
		+9% YoY	+5% YoY ex. TSB				+11% YoY	+7% YoY ex. TSB

By business:				By product:
Year-on-year growth across all businesses. Notable increases in Retail mortgages, auto in Openbank and a double-digit rise in CIB.				Compared to June 2025, higher deposits, both demand and time deposits, and strong growth in mutual funds, with widespread increases across countries.

Retail	ex. TSB	Openbank	CIB	Demand	ex. TSB	Time	ex. TSB	Mutual funds
+9%	+2%	+3%	+22%	+7%	+2%	+14%	+11%	+16%

Note: changes in constant euros.

Loans and advances to customers
As at 30 June 2026, loans and advances to customers stood at EUR 1,149,162 million, a 7% increase quarter-on-quarter, and +14% year-on-year. These quarter-on-quarter and year-on-year comparisons were favoured by the incorporation of TSB from May 2026.
For the purpose of analysing traditional banking loans, the Group uses gross loans and advances to customers excluding reverse repos. As at 30 June 2026, gross loans and advances to customers excluding reverse repos, totalled EUR 1,071,562 million.
Additionally, the comments below do not include the exchange rate impact (i.e. in constant euros) except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in this report.
Compared to March 2026, gross loans and advances to customers excluding reverse repos increased 5% in constant euros (+1% excluding TSB), with the following detail:
•In Retail, they increased by 7%, favoured by the incorporation of TSB, whose loan portfolio is largely concentrated in mortgages to individuals. Excluding TSB, they rose 1%, as widespread increases in mortgages more than offset lower SME loans mainly in Spain and Brazil.
•In Openbank, they were up 2%, due to higher auto balances across our main markets.
•In CIB, loans increased 2%, boosted by increases in Global Transaction Banking and Global Markets.
•In Wealth, loans rose 6%, with broad-based growth across countries, particularly in Spain.

Gross loans and advances to customers (excl. reverse repos)
EUR billion

+11%	1
Jun-26 / Jun-25

1. In constant euros: +9%.
•In Payments, loan balances are not material as they represent only 0.1% of the Group total.
Compared to June 2025, gross loans and advances to customers (excluding reverse repos) grew 9% in constant euros (+5% excluding TSB), as follows:
•In Retail, they rose 9%. Excluding TSB, loans rose 2%, with increases across all products except SMEs, which were affected by declines in Spain (ICO loan maturities and our focus on active risk management and balance sheet optimization). There were strong performances across our footprint in mortgages, in most countries in personal loans and in loans to corporates, mainly in Brazil and Europe.
•In Openbank, they were up 3%, boosted by the good performances in auto (+6%) across our footprint.
•In CIB, they increased 22%, boosted by growth across business lines, especially in less capital-intensive products, such as Export Finance (ECAs) and Trade Finance in Global Transaction Banking and securitized products in Global Markets.
•In Wealth, they increased 6%, particularly in Spain and the US, both rising double digits.
As at 30 June 2026, gross loans and advances to customers excluding reverse repos, maintained a diversified mix across our footprint, with presence in different countries in Europe, Latin America and the US.

Gross loans and advances to customers (excl. reverse repos)
% operating areas. June 2026

January - June 2026	19

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet
Customer funds
Customer deposits amounted to EUR 1,133,762 million as at 30 June 2026, up 7% quarter-on-quarter and 12% year-on-year. Both comparisons benefitted from the incorporation of TSB from May 2026.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds. As at 30 June 2026, they amounted to EUR 1,297,293 million.
The comments below do not include the exchange rate impact (i.e. in constant euros), except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in this report.
Compared to March 2026, customer funds increased 6% in constant euros. Excluding TSB, they were up 2%, with the following detail:
•By product, customer deposits excluding repos increased 1%, driven by both demand and time deposits, while mutual funds continued to grow (+6%).
•By business, customer funds grew in Retail (+2%), Wealth (+5%) and Openbank (+1%), which more than offset the decrease in CIB (-2%).
Compared to June 2025, customer funds were 11% higher in constant euros. Excluding TSB, they were up 7%, with the following detail:
•By product, deposits excluding repos rose 5%, with growth mainly in time deposits and, to a lesser extent, in demand deposits. Mutual funds increased 16%, with solid performances across countries.
•By business, they rose 8% in Retail, driven by double-digit growth in time deposits and mutual funds, with growth also in demand deposits They grew 4% in Openbank, supported by higher demand deposits as part of our funding cost optimization strategy, and by mutual funds, which recorded double-digit growth. In CIB, they increased 1%, as higher time deposits more than offset declines in mutual funds and demand deposits. In Wealth, they were up 12% driven by mutual funds (+19%).
•By country, customer funds grew across our footprint.
As at 30 June 2026, customer funds maintained a diversified mix across our footprint, with presence in Europe, Latin America and the US. The weight of demand deposits as a percentage of total customer funds was 53%, while time deposits accounted for 25% of the total and mutual funds for 22%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency

Customer funds
EUR billion.

+13	% ¹	1

+20%

+11%

•Total
•Mutual funds
•Deposits excl. repos

Jun-26 / Jun-25

1. In constant euros: +11%.
and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market. The Group's issuances for H1 2026 were as follows:
•Medium- and long-term senior debt totalling EUR 14,009 million and covered bonds placed in the market for EUR 6,806 million.
•TLAC eligible instruments issued amounted to EUR 9,796 million, of which EUR 7,156 million was senior non-preferred, EUR 1,356 million was subordinated debt and EUR 1,284 million was contingently convertible AT1s (CoCos).
•Maturities of medium- and long-term debt totalled EUR 25,832 million.
The net loan-to-deposit ratio was 101% (100% in June 2025), and the ratio of deposits plus medium- and long-term funding to the Group’s loans was 124%, showing a comfortable funding structure. The Group liquidity coverage ratio (LCR) was an estimated 155% in June 2026 (see the 'Risk management' chapter of this report).
The Group's access to wholesale funding markets, as well as the cost of issuances depends, in part, on the ratings granted by the rating agencies.

Rating agencies
	Long term	Short term	Outlook
Fitch Ratings	A (Senior A+)	F1 (Senior F1)	Stable
Moody's	A1	P-1	Stable
S&P Global Ratings	A+	A-1	Stable
DBRS	A (High)	R-1 (Middle)	Stable
Following the upgrade of the Kingdom of Spain's rating in September 2025, Moody's raised Santander's long-term rating to A1 and maintained the short-term rating at P-1 in October 2025.
Fitch has maintained A+ rating for Santander's long-term senior rating since Q1 2025.
S&P Global Ratings maintained Santander's credit rating at A+ for long-term and A-1 for short-term debt. Since Q2 2024, S&P has maintained its BBB- (investment grade) rating for our AT1 instruments.
All four agencies view the outlook as stable, in line with their respective ratings for the sovereign.
Sometimes the methodology applied by the rating agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain in long-term senior debt by Moody's and Fitch, and rated at the same level by S&P and DBRS. These ratings above the sovereign demonstrate our financial strength and the benefits derived from our diversification.

Customer funds
% operating areas. June 2026

20	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Solvency ratios
Solvency ratios

Phased-in capital ratio	CET1 ratio
The phased-in CET1 ratio stood at 14.0%, keeping us on track to end the year within our target range of 12.8-13%.	In the quarter, the CET1 ratio increased 0.2 pp excluding the impact of the TSB acquisition.
	Attributable profit	+61 bps
	Ordinary capital distribution[1]	-33 bps

Value creation
	TNAVps	€6.32
	TNAVps + Cash DPS	+19% YoY
Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

As at 30 June 2026, the total phased-in capital ratio (applying the CRR transitional arrangements) stood at 18.8% and the phased-in CET1 ratio at 14.0%.
We comfortably meet the levels required by the ECB on a consolidated basis, estimated at 14.1% for the total capital ratio and at 9.8% for the CET1 ratio. This resulted in a distance to the maximum distributable amount (MDA) of 401 bps and a CET1 management buffer of 418 bps.
In the quarter, the CET1 ratio declined 0.4 pp to 14.0%, mainly due to the acquisition of TSB in May (-55 bps). Excluding this impact, the CET1 ratio increased 0.2 pp as net organic capital generation remained solid at +27 bps in the quarter, the result of +61 bps from attributable profit, -33 bps from capital distributions1 (in line with our 50% payout target) and -1 bp from net RWA growth. Additionally, there was a +4 bp contribution in 'Regulatory & models' following model updates and -11 bps in 'Markets & others' mainly from deductions related to DTAs.
Taking into account the expected impact from the Webster acquisition (which is subject to completion)2, estimated at c.-150 bps, we remain on track to meet our aim to end the year with a CET1 ratio in the range of 12.8-13%, at the top end of our 12-13% operating range.
TNAV per share ended the quarter at EUR 6.32. Including the interim cash dividend charged against 2025 results paid in November 2025 (EUR 11.50 cents per share) and the final cash dividend charged against 2025 results paid in May 2026 (EUR 12.50 cents per share), TNAV plus cash dividend per share increased 19.3% over the last twelve months (+3.1% in the quarter).
Lastly, the leverage ratio was 4.81%.

Eligible capital. June 2026
EUR million
Phased-in
CET1	86,447
Basic capital	96,673
Eligible capital	115,750
Risk-weighted assets	616,803

%
CET1 capital ratio	14.0
Tier 1 capital ratio	15.7
Total capital ratio	18.8

CET1 ratio performance
%

2026 target 12.8-13%

Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.
1.Capital distribution includes deductions for the accrual of ordinary shareholder remuneration and AT1 costs. For further information on our shareholder remuneration policy, see the 'Santander share' section in this report.
2.The transaction is subject to customary closing conditions, including the corresponding regulatory approvals.
3.Business RWA change net of risk transfer initiatives.

January - June 2026	21

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management
Risk management

Credit risk			Market risk
Credit quality indicators remained contained within expected levels.			Average VaR decreased slightly in Q2 2026, reflecting lower market volatility amid expectations of reduced geopolitical tensions in the Middle East.
Cost of risk	NPL ratio	NPL coverage ratio	Average VaR
1.15%	2.93%	64%	Q2'26	EUR 18 million	-EUR 1 mn vs. Q1'26
+1 bp vs. Mar-26	-7 bps vs. Mar-26	-1 pp vs. Mar-26
Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements.			In Q2 2026, our operational risk profile remained stable, focusing on risks associated with suppliers, technology, cyberrisk and business continuity. Operational losses declined compared to the previous quarter.
Liquidity Coverage Ratio (LCR)
155%[1]		+4 pp vs. Mar-26

Credit risk2
In H1 2026, the global economy remained relatively resilient, despite an environment marked by geopolitical tensions, uncertainty surrounding trade policies and central banks' monetary policy decisions in response to inflation and economic developments. These factors resulted in pressure on energy markets and some bouts of volatility, though less pronounced in Q2 2026.
In this context, our global and diversified business model, together with our strong local presence and prudent risk management, enable us to maintain a medium-low risk profile, even in a still uncertain macroeconomic and geopolitical environment.
In terms of credit quality:
•The NPL ratio stood at 2.93%, improving 7 bps compared to March 2026, driven by gross credit risk with customers (total risk), which grew 7% to EUR 1,281 billion, mainly driven by positive volume trends in Retail (favoured by the integration of TSB in the UK) and CIB. This improvement was partially offset by an increase in credit impaired loans, which rose 5% to EUR 37,560 million, impacted by less favourable exchange rate movements, dynamics in certain portfolios (primarily in CIB, due to some single names), and the integration of TSB in Retail.
Year-on-year, the NPL ratio remained under control (+3 bps), as some increases in credit impaired loans, partly impacted by exchange rate movements and portfolio trends in Argentina, were mostly offset by total risk growth, mainly in CIB and Retail.
•In Q2 2026, net loan-loss provisions totalled EUR 3,349 million, up 2% in constant euros compared to the previous quarter, driven by higher Retail provisions, particularly in Spain and the UK, due to balance sheet optimization initiatives, and some single names in CIB.
In H1 2026, provisions rose 7% year-on-year in constant euros, reaching EUR 6,574 million, mainly due to higher provisions in Retail in Argentina, reflecting sector-wide trends in the country, and in CIB, due to some single names in Europe and Brazil. Excluding Argentina, the Group's net loan-loss provisions were practically stable year-on-year in constant euros, with a good performance in Retail (mainly in Spain) and lower provisions in the Corporate Centre, following provisions recorded in H1 2025 related to our plan to accelerate NPL ratio reductions, which improved the Group's credit quality.

Key risk metrics
	Net loan-loss provisions [3]				Cost of risk (%) [4]			NPL ratio (%)			NPL coverage ratio (%)
	Q2'26	H1'26	Chg (%) / H1'25	Chg (%) / Q1'26	Jun-26	Chg (bps) / Jun-25	Chg (bps) / Mar-26	Jun-26	Chg (bps) / Jun-25	Chg (bps) / Mar-26	Jun-26	Chg (pp) / Jun-25	Chg (pp) / Mar-26
Retail	2,078	4,021	5.7	4.3	1.19	6	2	3.05	(6)	(13)	66	2	(1)
Openbank	1,029	2,084	2.7	(3.4)	2.09	0	2	5.61	64	9	70	(7)	(1)
CIB	238	444	447.3	13.8	0.29	22	6	1.02	25	17	37	(6)	0
Wealth	(2)	7	(66.3)	—	0.03	(16)	(6)	1.17	21	(2)	50	(21)	(7)
TOTAL GROUP	3,349	6,574	7.1	1.9	1.15	2	1	2.93	3	-7	64	(2)	(1)
Note: Payment Solutions' detail is not disclosed, as credit risk metrics are not relevant for this type of business.
All management metrics included in this section have been calculated excluding Poland.
1.Group LCR. See 'Structural and liquidity risk' in this section. Provisional data.
2.Changes in current euros, unless otherwise indicated.
3.EUR million. % change in constant euros.
4.Calculated as underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.
For more detailed information, please see the 'Alternative performance measures' section.

22	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management

•Cost of risk stood at 1.15%, 1 bp above March 2026 and 2 bps above June 2025. Excluding Argentina, cost of risk would have improved 1 bp quarter-on-quarter and 2 bps year-on-year.
•The NPL coverage ratio was broadly stable in Q2 2026 at 64%, with loan-loss allowances of EUR 24,207 million. The coverage ratio remained at comfortable levels considering that more than 65% of the Group’s portfolio is backed by quality collateral.
Regarding the IFRS 9 stages, the distribution of the portfolio was stable in Q2 2026 in percentage terms.

NPL coverage ratio by stage
EUR billion
	Exposure[1]			NPL coverage[2]
	Jun-26	Mar-26	Jun-25	Jun-26	Mar-26	Jun-25
Stage 1	1,090	1,024	965	0.3%	0.3%	0.3%
Stage 2	93	89	82	5.4%	5.7%	5.7%
Stage 3	38	36	33	41.7%	41.9%	42.1%
1. Exposure subject to impairment. Additionally, in June 2026 there were EUR 60 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 48 billion in March 2026 and EUR 46 billion in June 2025).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.
2. Total loan-loss reserves in each stage / exposure subject to impairment in each stage.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q2'26	QoQ	YoY
Balance at beginning of period	35,893	6.4	5.0
Net additions	4,121	(8.9)	37.2
Increase in scope of consolidation	502	—	—
Exchange rate differences and other	306	(58.5)	—
Write-offs	(3,262)	5.1	(7.7)
Balance at period-end	37,560	4.6	15.1

Loan-loss allowances	24,207	2.7	10.9
For impaired assets	15,659	4.1	12.7
For other assets	8,548	0.2	7.7
Our Retail, Openbank and CIB businesses account for around 97% of the Group's total credit portfolio as of 30 June 2026, while Payment Solutions and Wealth have limited balance sheet exposure. Therefore, the following explanations are focused on the most relevant businesses from a credit risk management point of view:

Retail & Commercial Banking	Credit risk exposure
55% of total Group
Retail's portfolio mainly comprises high quality mortgage loans, where around 90% of loans have a loan to value below 80%, and a corporate portfolio in which more than 50% has property collateral or other collateral.
The NPL ratio improved 13 bps in Q2 2026 to 3.05%, driven by an increase in total risk (+8%), underpinned by widespread growth and the integration of TSB. Credit impaired loans were up 3%, mainly due to the aforementioned integration and some single names in the corporate portfolio in Brazil.
The cost of risk rose 6 bps compared to June 2025, reaching 1.19%, with higher provisions, mainly in Argentina (reflecting sector-wide trends in the country), Mexico (partially due to higher lending activity and model updates) and the UK (partly due to portfolio normalization). This was partially offset by solid trends in Spain (driven by a good portfolio performance and our balance sheet optimization strategy) and Brazil (underpinned by prudent risk management and a shift in the portfolio mix). Compared to Q1 2026, cost of risk increased 2 bps, with higher provisions, mainly in Argentina, Mexico and the UK, partially offset by a good performance in Spain.
The NPL coverage ratio decreased 1 pp in Q2 2026, reaching 66%, a level we consider appropriate given the Retail portfolio includes the mortgage portfolios in Spain and the UK, which have high-quality collateral.

Openbank	Credit risk exposure
17% of total Group
Openbank comprises business originated by consumer finance companies, including our digital bank (formerly called Openbank), Open Digital Services (ODS) and our retail business in the US.
The NPL ratio stood at 5.61%, 9 bps above that of March 2026, as a 4% increase in credit impaired loans, primarily in the US and Brazil, was partially offset by total risk growth (+2%), supported by solid trends across most of our markets, particularly in Openbank Europe, the US and Brazil.
The cost of risk was stable compared to June 2025, standing at 2.09%, the result of a good performance in provisions in the US, driven by the implementation of capital optimization measures and resilient consumer behaviour, backed by persistently high used car prices. This positive dynamic was partly offset by increases in other units, mainly in Openbank Europe, which was impacted in part by the macro environment and a credit quality deterioration in corporates. Compared to Q1 2026, cost of risk was up 2 bps, due to higher provisions, especially in Brazil and Openbank Europe, partially offset by a good performance in the US.
The NPL coverage ratio decreased 1 pp in Q2 2026, standing at 70%, a level we are comfortable with considering more than 80% of the portfolio consists of auto loans.

January - June 2026	23

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management

Corporate & Investment Banking	Credit risk exposure
25% of total Group
CIB comprises Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines and offers products and services on a global scale to corporate and institutional clients, and collaborates with other global businesses to better serve our broad customer base.
The NPL ratio rose 17 bps in Q2 2026 to 1.02%, due to higher credit impaired loans, primarily driven by some single names, which were partially offset by total risk growth (+10%).
The cost of risk was up 22 bps compared to June 2025 to 0.29%, with higher provisions due to some single names and growing from a low base, as virtually no provisions were recorded in Q4 2024 and Q1 2025. Compared to March 2026, the ratio rose 6 bps, driven by higher provisions as a result of portfolio growth and some single names, particularly in Europe, the US and Brazil.
The NPL coverage ratio stood at 37%, with no material changes compared to March 2026.
Market risk
In Q2 2026, market risk was mainly shaped by market volatility stemming from the conflict in the Middle East. Volatility moderated as peace talks between the US and Iran began, though uncertainty remained regarding the possibility of inflation remaining persistently high.
Trading activity in CIB is focused on meeting our clients' needs. Its risk is measured in terms of daily VaR at 99% and originates mainly from possible movements in interest rates.
In Q2 2026, average VaR was EUR 18 million, slightly lower than in Q1 2026, amid somewhat lower market volatility, despite the persistence of some geopolitical uncertainty.
VaR figures remained low compared to the size of the balance sheet and the Group's activity, and continued to be primarily driven by interest rate risk.

Trading portfolios[1]. VaR by region
EUR million
	2026		2025
Q2	Average	Last	Average

Total	18.0	14.1	18.2
Europe	13.7	10.7	15.7
North America	6.0	5.8	5.8
South America	7.2	8.0	8.5
1. Activity in Santander Corporate & Investment Banking markets.

Trading portfolios[1]. VaR by market factor
EUR million
Q2 2026	Min.	Avg.	Max.	Last
VaR total	12.6	18.0	28.5	14.1
Diversification effect	(12.7)	(18.2)	(25.1)	(17.7)
Interest rate VaR	12.1	15.7	21.0	13.5
Equity VaR	4.6	7.0	11.4	6.6
FX VaR	4.0	5.8	8.7	4.7
Credit spreads VaR	3.4	5.9	9.7	4.2
Commodities VaR	1.2	1.8	2.8	2.8
1.Activity in Santander Corporate & Investment Banking markets.
Note: in the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

Trading portfolios[1]. VaR performance
EUR million
1. Activity in Santander Corporate & Investment Banking markets.

24	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management
Structural and liquidity risk
Structural exchange rate risk
Grupo Santander's structural exchange rate risk mainly arises from foreign currency transactions related to permanent financial investments, their results and associated hedges.
During Q2 2026, the performance of the main currencies in which the Group operates generally appreciated against the euro, notably the Mexican peso, amid expectations that the central bank may have reached the end of its easing cycle with the 25 basis point cut in May to 6.50%.
Our dynamic management of this risk aims to limit the impact on the CET1 capital ratio from exchange rate movements. In Q2 2026, the coverage of the main currencies impacting this ratio remained close to 100%.
Regarding financial results, the exchange rate hedging strategy is tactical and dynamic, depending on our expectations of the evolution of the different currencies in the various countries where the Group operates.
Structural interest rate risk
Interest rate risk management aims to mitigate potential negative impacts on Santander, both in terms of net interest income and economic value of its equity, due to adverse fluctuations in interest rate curves in the various currencies in which the Group operates.
The Group measures interest rate risk through statistical models based on structural risk mitigation strategies using interest rate instruments, such as fixed-income bond portfolios and derivative instruments, to keep the risk profile within the risk appetite.
Our structural interest rate risk remained at comfortable levels during the period. Our structural debt portfolios performed well, in a context in which, although uncertainty around the evolution of the conflict in the Middle East persisted, pressure on interest rates was lower amid expectations of a resolution to the conflict between the US and Iran.
At an aggregate level, Santander maintains positive net interest income sensitivity to interest rate hikes and negative sensitivity in the same scenario for the economic value of its equity.
Liquidity risk
Liquidity risk is the risk of not having the necessary liquid financial resources available to meet our obligations as they come due. Losses can be caused by forced asset sales or margin impacts due to the mismatch between expected cash inflows and outflows.
Our strong liquidity position is based on a decentralized model, where each subsidiary is managed autonomously.
In Q2 2026, the Group maintained a comfortable position, with ratios well above regulatory limits, supported by a robust and diversified liquidity buffer.
The Group liquidity coverage ratio (Group LCR1) ended June 2026 at 155%, +4 pp compared to March 2026.
Operational risk
The operational risk profile remained stable in Q2 2026. However, the Group closely monitors the evolution of operational risks, focusing on operational resilience (technology, cyberrisk, suppliers and business continuity) and risks linked to transformation plans (including the use of new technologies), external fraud, the most significant legal processes and the impact of geopolitical risks on the current environment.
In Q2 2026, operational risk losses2 decreased double digits quarter-on-quarter, reflecting the impact of the provision for potential complaints related to motor finance dealer commissions in the UK recorded in Q1 2026. Legal proceedings continued to be the main driver of these losses, which were concentrated in the Retail business.

1.The Consolidated LCR ratio as at end June 2026 was 146%, comfortably exceeding internal and regulatory requirements. All LCR figures are provisional. For more information on the calculation of both the Group LCR and the Consolidated LCR, see the 'Liquidity and funding management' section of the 'Economic and financial review' chapter in the Annual report 2025 published on 24 February 2026.
2.Operational risk losses are provisional.

January - June 2026	25

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Santander share
The Santander share
Dividends and shareholder remuneration
In accordance with the 2025 shareholder remuneration policy, the bank paid a final cash dividend charged against 2025 results of EUR 12.50 cents per share in May 2026.
Additionally, the bank announced a second share buyback programme worth up to a maximum of EUR 5,030 million, started on 4 February 2026 and is currently underway. Of which:
•EUR 1,830 million corresponds to approximately 25% of the Group’s net reported profit in H2 2025, in line with the ordinary shareholder remuneration policy charged against 2025 results.
•The remaining EUR 3,200 million corresponds to an extraordinary buyback, equivalent to approximately 50% of the CET1 capital generated following completion of the sale of 49% of Santander Bank Polska to Erste Group in January 2026.
As at the date of publication of this report, approximately 80% of the aforementioned buyback programme had been executed.
As a result, total shareholder remuneration charged against 2025 results amounts to approximately EUR 7,030 million, comprising the interim dividend of EUR 11.50 cents per share paid in November 2025, the final cash dividend of EUR 12.50 cents per share paid in May 2026, the first share buyback programme of EUR 1,700 million (completed in December 2025) and EUR 1,830 million under the second share buyback programme (underway) corresponding to ordinary remuneration from 2025 results.
This is equivalent to approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split approximately 50% in cash dividends and 50% in share buybacks.
As announced on 25 February 2026, the board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails distributing approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks.
The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals.
Share price performance
Santander's shares are listed on five markets: on four exchanges in Spain (Madrid, Barcelona, Bilbao and Valencia), in the US (as ADRs), in the UK (as a CDI), in Mexico (Sistema Internacional de Cotizaciones) and in Poland.
In Q2 2026, we operated in an environment characterized by some volatility, driven by geopolitical tensions in the Middle East. However, at the end of the quarter, economic growth indicators were solid across our footprint and unemployment rates remained relatively low in general.
Despite this environment, equities performed well, with widespread increases. As of 30 June 2026, Santander’s share price had increased 20.0% in the year to date, outperforming both the sector as a whole and the broader European market.
In the banking sector, the Euro Stoxx Banks, the eurozone's main index, rose 11.6% year to date, while the DJ Stoxx Banks was up 12.5% and the MSCI World Banks +10.4%. The other main indices also closed higher (Ibex 35 +12.5% and DJ Stoxx 50 +10.1%).

Share price

START 31/12/2025	END 30/06/2026
€10.070	€12.084

MAXIMUM 30/06/2026	MINIMUM 23/03/2026
€12.084	€8.938

Comparative share performance

26	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Santander share
Market capitalization and trading
As at 30 June 2026, Santander’s market capitalization of EUR 177,506 million was the largest in the eurozone and the 14th largest in the world among financial institutions.
The share’s weighting in the Stoxx Europe 600 Banks index was 9.0% and 14.6% in the Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 was 17.8% as at 30 June 2026.
A total of 3,663 million shares were traded in the quarter for an effective value of EUR 38,117 million and an annualized liquidity ratio of 50%.
The average daily trading volume was 29.3 million shares with an effective value of EUR 305 million.
Shareholder base
The total number of Santander shareholders as at 30 June 2026 was 3,508,619, of which 2,846,326 were European (71.25% of the capital stock) and 649,332 from the Americas (27.33% of the capital stock).
Excluding the board, which holds 1.34% of the bank’s capital stock, retail shareholders accounted for 32.27% and institutional shareholders accounted for 66.39%.

Share capital distribution by geographic area
30 June 2026
The Americas	Europe	Other
27.33%	71.25%	1.42%

Source: data obtained from the shareholder registers of Banco Santander.

#1	Bank in the eurozone by market capitalization
EUR	177,506	million

The Santander share
30 June 2026

Shares and trading data
Shares (number)	14,689,319,502
Average daily turnover (number of shares)	29,306,828
Share liquidity (%)	50
(Annualized number of shares traded during the period / number of shares)

Stock market indicators
Price / Tangible book value per share (X)	1.91
Free float (%)	97.49
.

Share capital distribution by type of shareholder
30 June 2026

Institutions
66.39%

Board *
1.34%

Retail
32.27%

* Shares owned or represented by directors.

January - June 2026	27

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Financial information by segment
Description of segments
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
The Group has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The Group's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and by country in which profits are earned. We prepare the financial information by aggregating the figures for Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
Main changes to the composition of Santander's segments in 2026
On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026. These changes did not affect the Group’s reported profit attributable to the parent, nor the targets we communicated to the market during the Q4 2025 results presentation. For further information about these changes, see ‘Significant events in the period’ section of the Q1 2026 Financial report.
In addition to these changes, a number of modifications to the reporting structure were also communicated that only affect the Group’s primary and secondary segments, as follows:
Reporting of the Cards business within Retail & Commercial Banking (Retail)
Given that our payments platform strategy is now largely established, we are positioning Payments, renamed Payment Solutions, as the Group’s payments platform business.
In this context, from 1 January 2026, the income statement and balance sheet items relating to the Cards business have been reclassified to Retail (previously recorded in Payments), to better align reporting with the management structure in these businesses in 2026.
The Group’s card processing platform remains in Payment Solutions and charges market-based fees to the global businesses for card processing, valued at market prices.
RoTE Spain
The Santander Spain secondary segment does not have its own accounting tangible equity since it is booked under Banco Santander,
S.A. with other units such as the Corporate Centre. For this reason, a theoretical tangible equity is allocated to the segment.
In this context, the methodology for allocating such tangible equity to Spain has been updated to increase accuracy, taking into account: i) the amount required to reach a 13% CET1 ratio; and ii) the allocation of deductions and other capital adjustments (add-ons).
Other changes within the primary segments
In addition to the change in the Payments business previously described, two minor adjustments have been introduced to the primary segments: i) the Digital Consumer Bank (Consumer) business has been renamed Openbank; and ii) Wealth Management & Insurance has been reorganized into two business lines: Private Banking, which comprises the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities, and includes the investment platforms and holdings that complement the traditional Wealth business. These changes do not have any impact on the reported figures at the Group or primary segment levels.
Composition of Santander's segments
Taking into account all of the changes detailed above, from 2026 the primary and secondary segments are structured as follows:
Primary segments
This primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre.
Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent most of the total Retail business.
Openbank, previously known as Digital Consumer Bank (Consumer): comprises business originated by consumer finance companies, including our digital bank (formerly Openbank), Open Digital Services (ODS) and our retail business in the US. Detailed financial information is provided on Europe (Openbank Europe) and the US (Openbank US).
Corporate & Investment Banking (CIB): business which includes the Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines. It offers products and services on a global scale to corporate and institutional clients and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): comprises two business lines: i) Private Banking, which includes the corporate private banking unit and international private banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities and includes the investment platforms and holdings that complement the traditional Wealth business.

28	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Payment Solutions (Payments): brings together the Group’s digital payment solutions and provides global technological solutions to Group entities and new customers in the open market. It comprises Getnet, Getnet Platforms and Ebury.
Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocation of capital and liquidity to the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
Secondary segments
This secondary level includes our main geographical units and the Corporate Centre, as described in the primary segments.
Detailed financial information is provided on Spain, the UK, Portugal, Openbank Europe (previously referred to as DCB Europe, which includes all consumer business, our digital bank in Europe and ODS), the US, Mexico, Brazil, Chile and Argentina.
Information is also provided for the 'Rest of the Group', the grouping which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025, the capital gain from the completion of the Poland disposal in Q1 2026 and M&A-related restructuring costs in Q2 2026 associated with the integration of TSB under a single line item, 'non-recurring items'. The impacts recorded in this line are therefore excluded from the Group's underlying profit. Consequently, the global businesses, which are reported only on an underlying basis in accordance with IFRS 8, also exclude these non-recurring items. The underlying ratios, management metrics and business volumes do not include the activity affected by the Poland disposal.
Additionally, both the balance sheets and income statements of the Retail global business, Retail UK and the UK secondary segment include TSB from May 2026.
On the other hand, the results of our segments presented below include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our primary and secondary segments, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it, where the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see methodology in the 'Alternative performance measures' section in this report.
Lastly, certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - June 2026	29

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

January-June 2026
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	14,159	3,329	17,135	10,188	5,861	4,124
Openbank	5,610	714	6,535	3,817	1,405	827
Corporate & Investment Banking	2,543	1,353	4,779	2,831	2,379	1,742
Wealth Management & Insurance	655	898	2,093	1,360	1,356	1,083
Payment Solutions	82	563	771	114	92	78
Corporate Centre	(338)	(6)	(466)	(673)	(746)	(525)
TOTAL GROUP	22,711	6,851	30,847	17,636	10,347	7,328

Secondary segments
Spain	3,860	1,588	6,380	4,238	3,529	2,534
UK	2,687	209	2,713	1,268	987	725
Portugal	672	266	937	672	631	471
Openbank Europe	2,415	385	2,989	1,619	616	253
US	2,909	755	4,004	2,171	1,274	989
Mexico	2,502	804	3,412	2,024	1,280	897
Brazil	5,067	1,615	6,595	3,926	1,457	1,093
Chile	1,093	306	1,538	1,081	781	469
Argentina	1,162	452	1,355	837	221	194
Corporate Centre	(338)	(6)	(466)	(673)	(746)	(525)
Rest of the Group	682	476	1,391	474	316	229
TOTAL GROUP	22,711	6,851	30,847	17,636	10,347	7,328

Underlying profit attributable to the parent distribution[1]
H1 2026

1. As a % of operating areas. Excluding the Corporate Centre.

Underlying profit attributable to the parent. H1 2026
EUR million. % change YoY

Retail

Openbank

CIB

Wealth

Payments

Var	Var[2]
+13%	+12%

-21%	-19%

+18%	+17%

+19%	+19%

+400%	+297%

2. Changes in constant euros.

30	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

January-June 2025
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	13,357	3,057	16,202	9,167	5,283	3,653
Openbank	5,504	681	6,425	3,565	1,456	1,042
Corporate & Investment Banking	1,857	1,268	4,119	2,279	2,188	1,472
Wealth Management & Insurance	671	813	1,930	1,229	1,196	906
Payment Solutions	80	510	641	41	22	16
Corporate Centre	(232)	(16)	(353)	(567)	(807)	(713)
TOTAL GROUP	21,237	6,311	28,966	15,715	9,338	6,377

Secondary segments
Spain	3,585	1,503	6,118	3,916	3,232	2,258
UK	2,543	166	2,492	974	762	560
Portugal	684	255	989	722	730	525
Openbank Europe	2,266	372	2,827	1,356	727	396
US	2,949	678	3,927	1,959	904	839
Mexico	2,238	689	3,010	1,700	1,093	794
Brazil	4,740	1,549	6,309	3,841	1,551	996
Chile	1,002	297	1,410	921	623	369
Argentina	939	390	1,145	624	393	262
Corporate Centre	(232)	(16)	(353)	(567)	(807)	(713)
Rest of the Group	523	428	1,092	269	129	91
TOTAL GROUP	21,237	6,311	28,966	15,715	9,338	6,377

January - June 2026	31

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Retail	Underlying attributable profit	EUR 4,124 mn

→ We continued to drive our ONE Transformation programme to support our vision of becoming a digital bank with branches, through the implementation of a common operating model and the rollout of our global technology platform.
→ Loans increased 9% in constant euros year-on-year (+2% ex. TSB), mainly driven by mortgages. In constant euros, deposits rose 13% (+6% ex. TSB), with positive dynamics in most countries, and mutual funds grew 18%.
→ Underlying attributable profit reached EUR 4,124 million, up 13% year-on-year in euros and +12% in constant euros (+10% ex. TSB), driven by total income (both in net interest income as well as net fee income) and a strong cost reduction, resulting from the implementation of our common operating model.

Strategy
In Q2 2026, we continued our business transformation, in line with our vision of being a digital bank with branches, which combine leading technology with close, expert advice for our customers. To achieve this, we continue to successfully execute on our strategic priorities:
•Transformation of our operating model based on three pillars:
•End-to-end digitalization. We continued to drive product digitalization and optimize customer journeys, improving the share of products and services that are available digitally by 7 pp year-on-year to 73%, resulting in a 21% increase year-on-year in digital sales. The launch of the global app has enabled us to deliver a more consistent and higher-quality experience across digital channels. In addition, we continued to roll out our new branch model and Work Cafés, with new openings in Brazil, the UK and Portugal in the quarter.
•Automation and simplification. We continued to simplify and automate processes at scale while promoting leaner and more agile structures. This enabled us to reduce the number of non-commercial FTEs per million customers by 19% year-on-year, freeing up capacity for commercial activities and higher value-added customer service, thereby improving customer experience and lowering the cost per active customer 6% year-on-year.
•Global Technology Platform. We remain focused on the rollout of common technology platforms. Gravity, our back-end technology, has been fully implemented in Spain, Mexico and Chile, enabling us to reduce transaction costs and improve response times, and is also technically ready for deployment in Brazil in 2026. The new global app is now available in Spain, Mexico, Brazil and Chile, and our assisted channel solution is operational in more than half of the Group's branches and across contact centres in Mexico, enhancing productivity and sales. Our new customer interaction platform, which was already available in Brazil, the UK, Argentina, Chile and Mexico, is now technically ready for rollout in Spain. This platform enables effective hyper-personalization across all channels and segments, increasing the sales conversion ratio.
•Transformation of the business model by remaining focused on value creation and positioning the customer at the centre of our management through:
•Customer relationships. We are providing a simpler value proposition tailored to our key customer segments. In Spain, for example, we are significantly enhancing SME profitability through improvements to Santander Growth, which leverages advanced analytics to identify high-growth companies and provide them with tailored solutions supported by specialized teams. We are rolling out the model across Brazil, Mexico, the UK, Chile and Portugal. In Spain, we also launched a new Teens App, designed for teenagers taking their first financial steps, with access to exclusive offers. In Mexico, we strengthened our commercial offering for individuals, entrepreneurs and SMEs with a comprehensive package that combines lending, digital banking and international transfers with better conditions.
•Customer experience. We continue to integrate the best digital products with a new branch model redefined as community hubs, and we are using advanced hyper-personalization tools enabling us to improve our customer experience.
•Structural efficiency and profitability improvement. The transformation of our operating and business model continues to drive structural efficiency improvements and commercial capacity, which, together with prudent risk management and strict capital allocation, supports our profitable growth. We completed the acquisition of TSB in the UK in Q2 2026 and we expect to complete the Webster acquisition in the US this year. In the coming months, we will continue to work to ensure the successful integration of both entities into the Group.

Retail. Customers. June 2026
Thousands and year-on-year change

	Total Retail
Total customers	154,511	15,235	26,927	22,232	75,577
	+7%	0%	+20%	+3%	+6%

Active customers	79,633	9,250	15,906	11,583	33,771
	+6%	+4%	+18%	+5%	+2%

32	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Business performance
Gross loans and advances to customers, excluding reverse repos, increased 11% year-on-year. In constant euros, they grew 9%. This comparison was favoured by the TSB acquisition, whose loan book mostly comprises mortgages. Excluding TSB, loans increased 2% in constant euros, mainly driven by growth in mortgages to individuals, with the following breakdown by segment:
•In individuals, the mortgage portfolio grew in all countries, but particularly in the UK, Portugal, Brazil and Spain. Personal loans also increased across our footprint, except in Brazil, which reflects our capital optimization strategy and macro environment in the country. Card volumes increased in general, especially in Select customers in Brazil.
•SME loans were affected by lower volumes in Spain and the UK, with positive dynamics across the rest of our footprint. Commercial loans increased mainly driven by Brazil and the UK, which more than offset decreases in the US and Mexico.
The year-on-year performance of customer funds also was favoured by the incorporation of TSB's deposits (TSB does not have mutual funds), with 15% year-on-year growth in customer deposits, excluding repos and +13% in constant euros. Excluding TSB and in constant euros:
•Customer deposits, excluding repos grew 6%, largely due to a good performance in Spain and the UK. There was a 12% increase in time deposits with positive performances across the board except in the US and Argentina, while demand deposits rose 4%, increasing in most countries.
•Mutual funds grew 18% year-on-year, rising across most of our footprint. Overall, customer funds grew 8%.

Retail. Business performance. June 2026
EUR billion and YoY % change in constant euros

655	+9%	Ex. TSB: +2%	810	+14%	Ex. TSB: +8%

Others

Ex. TSB: +4%

Ex. TSB: +7%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Underlying attributable profit in H1 2026 was EUR 4,124 million, 13% higher year-on-year. This comparison was slightly favoured by the TSB acquisition, with around 1-2 pp contributions across P&L lines. In constant euros profit increased 12%, as follows:
•Total income increased 4% driven mainly by positive performances in net interest income and net fee income.
Net interest income increased 4% year-on-year, with positive performances in most countries, driven by higher volumes and our active balance sheet management, and slightly favoured by the TSB acquisition.
Our more targeted products and high value-added services offering, especially to Select segments, contributed to 6% net fee income growth year-on-year, particularly in transactional, FX, insurance and mutual fund fees. By country, there were notable increases in Mexico, Argentina, the UK and Spain.

Retail. Total income. H1 2026
EUR million and YoY % change in constant euros

Others

Var	Ex. TSB
+6%
+14%	+4%
+4%
-2%
+2%

Retail	EUR 17,135 mn	+4%	+2%
•Total costs decreased 3% year-on-year, -8% in real terms, reflecting our transformation efforts through organizational simplification, process automation and the rollout of our global platform and a lower impact from asset impairment and operational risk charges. The efficiency ratio improved to 40.5%.
•Net loan-loss provisions grew 6% year-on-year, mainly in Argentina, reflecting sector-wide trends in the country. Excluding Argentina, provisions declined 4%, with positive performances in Spain and Brazil. Cost of risk was 1.19% (+6 bps year-on-year) and the NPL ratio improved to 3.05%, the latter favoured by the TSB acquisition.
Overall, RoTE in H1 2026 was 17.1%.
Compared to Q1 2026, the P&L was favoured by TSB. Excluding it, profit increased 2% in constant euros, driven by net interest income and net fee income, which more than offset greater provisions related to balance sheet optimization initiatives in Spain and the UK, and higher restructuring charges related to transformation.

Retail. Underlying income statement
EUR million and % change

		/	Q1'26			/	H1'25
	Q2'26%		excl. FX		H1'26%		excl. FX

				Ex. TSB				Ex. TSB

Total income	8,851	+7	+5	+3	17,135	+6	+4	+2
Total costs	-3,594	+7	+5	+2	-6,948	-1	-3	-5
Net operating income	5,258	+7	+5	+3	10,188	+11	+9	+8
LLPs	-2,078	+7	+4	+4	-4,021	+9	+6	+5
PBT	2,976	+3	+2	0	5,861	+11	+10	+8
Underlying attrib. profit	2,115	+5	+5	+2	4,124	+13	+12	+10

Detailed financial information in Appendix.

January - June 2026	33

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Retail Spain	Profit before tax
EUR 2,229 mn
Commercial activity and business performance
Commercial activity remained strong in the quarter as we continued to gain market share in payrolls, pensions, cards and active Bizum users.
Gross loans and advances to customers, excluding reverse repos, increased 1% year-on-year as the higher mortgages and personal loans in Select, more than offset a decrease in SMEs as a result of our active risk management, balance sheet optimization initiatives and ICO loan maturities.
Customer deposits, excluding repos, grew 6% year-on-year, mainly due to demand deposits driven by our value proposition for Select customers which supports deposit growth and improves our funding mix. Mutual funds improved 17%. As a result, customer funds rose 8%.
Results
Profit before tax in H1 2026 reached EUR 2,229 million, 33% higher than in H1 2025. By line:
•Total income was 6% higher, with increases in net interest income, driven by balance sheet management and lower cost of deposits, net fee income, driven by strong momentum in FX and insurance fees, and gains on financial transactions (valuation of stakes).
•Total costs decreased 8%, benefitting from transformation initiatives and a lower impact from operational risk and asset impairment charges. The efficiency ratio improved 4.9 pp to 31.3%.
•Net loan-loss provisions declined 45%, driven by balance sheet optimization initiatives and credit quality improvement.
In the quarter, net operating income increased 4% driven by strong revenue, with a positive net interest income performance (active balance sheet management and volumes growth), and better costs. However, the good net operating income performance was not reflected in profit before tax due to higher provisions, after balance sheet optimization initiatives in Q1, and higher transformation-related charges.

Retail Spain. Underlying income statement
EUR million and % change

	Q2'26	/ Q1'26	H1'26	/ H1'25

Total income	1,949	+2	3,857	+6
Total costs	-598	-2	-1,207	-8
Net operating income	1,351	+4	2,650	+14
LLPs	-187	+59	-304	-45
PBT	1,068	-8	2,229	+33
Detailed financial information in Appendix.

Retail UK	Profit before tax
EUR 938 mn
Commercial activity and business performance
In Q2 2026, we completed the TSB acquisition, becoming the third largest bank in the country in terms of individual current account volumes and the fourth largest by mortgage volumes.
Gross loans and advances to customers, excluding reverse repos, increased 22% year-on-year. In constant euros, they also increased 22%. This comparison was favoured by the incorporation of TSB in May 2026. Excluding TSB, loans increased 4% in constant euros driven by positive trends in mortgage originations since H2 2025, as well as a pickup in new business volumes in corporates.
Customer deposits, excluding repos, increased 26% year-on-year. In constant euros, they also grew 26%, similarly favoured by the incorporation of TSB's deposits. Excluding TSB, deposits increased 6% in constant euros, driven by growth in time deposits from individuals and demand deposits from corporates. Mutual funds rose 31% in constant euros. As a result, customer funds excluding TSB improved 7% in constant euros.
Results
Profit before tax in H1 2026 reached EUR 938 million, 36% higher than in H1 2025. In constant euros, it increased 40%. Excluding TSB, profit before tax was 28% higher in constant euros, by line:
•Total income rose 4%, driven by higher transactional fees, net interest income, supported by volumes growth, and gains on financial transactions, following weaker hedging results in H1 2025.
•Total costs fell 10%, boosted by process automation, our simplification efforts and lower asset impairment charges. As a result, net operating income grew 28%, with a significant improvement in the efficiency ratio.
•Net loan-loss provisions increased as a result of model updates and balance sheet optimization initiatives, but remained at very low levels.
Compared to Q1 2026, excluding TSB, profit before tax increased 6% in constant euros, driven by higher net fee income, gains on financial transactions and lower costs from transformation savings, which amply offset an increase in provisions as a result of balance sheet optimization initiatives.

Retail UK. Underlying income statement
EUR million and % change
		/	Q1'26			/	H1'25
	Q2'26%		excl. FX		H1'26%		excl. FX

				Ex. TSB				Ex. TSB

Total income	1,452	+23	+22	+3	2,635	+11	+14	+4
Total costs	-763	+17	+17	-3	-1,416	-4	-1	-10
Net operating income	689	+30	+30	+12	1,219	+35	+39	+28
LLPs	-115	+52	+52	+32	-191	+69	+74	+60
PBT	522	+25	+25	+6	938	+36	+40	+28

Detailed financial information in Appendix.

34	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Retail Mexico	Profit before tax
EUR 832 mn
Commercial activity and business performance
In the quarter, we continued to make great strides in the transformation of our operating model, driving digital adoption (76% of our active customers now use digital channels) and strengthening our commercial offering for individuals, entrepreneurs and SMEs.
Gross loans and advances to customers, excluding reverse repos, increased 13% year-on-year. In constant euros, they grew 1% driven by higher mortgages and personal loans which more than offset a decline in the corporate portfolio in line with our strategy.
Customer deposits, excluding repos, rose 17% year-on-year. In constant euros, they grew 5% driven by both demand and time deposits. We are targeting mutual fund growth, resulting in an 11% increase in constant euros. As a result, customer funds rose 7% in constant euros.
Results
Profit before tax in H1 2026 reached EUR 832 million, 11% higher than in H1 2025. In constant euros, it increased 4%, as follows:
•Total income rose 4%, driven mainly by net fee income, particularly in transactional and insurance fees, reflecting the improvement in our value proposition and greater customer transactionality, and higher gains on financial transactions from FX. Net interest income increased slightly, supported by a lower cost of deposits in a lower interest rate environment.
•Total costs decreased 3%, driven by savings from our simplification and automation initiatives, helping to sustain the business’s recurring profitability. As a result, net operating income grew 9% and the efficiency ratio improved 2.8 pp to 40.1%.
•Net loan-loss provisions increased 14%, in part due to higher lending activity and model updates.
Compared to Q1 2026, profit before tax grew 3% in constant euros, driven by positive performances in net interest income, due to our active balance sheet management, and net fee income (insurance and transactional fees), with slightly lower provisions following model updates in Q1.

Retail Mexico. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	1,299	+4	+2	2,552	+11	+4
Total costs	-523	+5	+3	-1,022	+4	-3
Net operating income	775	+3	+1	1,529	+17	+9
LLPs	-341	+1	0	-679	+22	+14
PBT	426	+5	+3	832	+11	+4
Detailed financial information in Appendix.

Retail Brazil	Profit before tax
EUR 634 mn
Commercial activity and business performance
In Q2 2026, our business strategy remained focused on expanding the affluent and corporate segments by offering a personalized and global experience and providing an integrated multi-channel experience and a simplified product offering to the mass market to reinforce engagement and customer satisfaction.
Gross loans and advances to customers, excluding reverse repos, increased 12% year-on-year. In constant euros, they rose 3%, driven by strong momentum in all products except personal loans in the mass segment, in line with our strategy focused on profitable growth and prudent risk management.
Customer deposits, excluding repos, increased 21% year-on-year. In constant euros, they grew 12%, mainly on the back of growth in time deposits in Select, reflecting the increased engagement and primacy achieved in the affluent segments. Mutual funds grew 25% year-on-year in constant euros. As a result, customer funds rose 15% in constant euros.
Results
Profit before tax in H1 2026 was EUR 634 million, 6% lower than in H1 2025. In constant euros, it decreased 10%, by line:
•Total income declined 2%, impacted by lower net fee income, especially in insurance from high levels in H1 2025, and a decline in gains on financial transactions due to lower capital market-related activity in corporates. Net interest income was flat, as higher volumes in the affluent segment offset a lower result in mass market segment, in line with our strategy.
•Total costs increased 1%, but were down 3% in real terms, reflecting our efforts in simplification, automation and digitalization.
•Net loan-loss provisions decreased 4%, reflecting our prudent risk management and the shift in the portfolio mix.
Compared to Q1 2026, profit before tax decreased in constant euros, as growth in net interest income, driven by our active balance sheet management, and insurance fees did not offset lower gains on financial transactions, higher costs and an increase in provisions impacted by the macro environment and single names in corporates.

Retail Brazil. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	2,423	+5	0	4,737	+3	-2
Total costs	-1,081	+8	+3	-2,085	+6	+1
Net operating income	1,343	+3	-2	2,652	0	-4
LLPs	-1,032	+8	+3	-1,988	+1	-4
PBT	285	-18	-23	634	-6	-10
Detailed financial information in Appendix.

January - June 2026	35

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Openbank	Underlying attributable profit	EUR 827 mn

→ Our priority is to become a leading digital bank that combines advanced technology with a personal and human touch, placing customers at the centre of everything we do and maximizing profitability and long-term shareholder value.
→ Loans rose 3% year-on-year in constant euros, +6% in auto, with solid trends across our footprint. Deposits increased 3% in constant euros, driven by strong growth in the Americas, supported by our digital bank, in line with our strategy to optimize funding costs and reduce net interest income volatility across the cycle.
→ Underlying attributable profit was EUR 827 million in H1 2026, heavily impacted by additional provisions for potential complaints related to motor finance dealer commissions in the UK recorded in the period. Excluding it, profit before tax rose 15% year-on-year in constant euros, reaching EUR 1,651 million, underpinned by improvements in net interest income, net fee income and total costs.

Strategy
Openbank brings together Santander's mobility finance and consumer banking operations under a single global business, supported by our global digital banking platform, which is live in the US, Spain, Mexico and Germany. The business has a strong foundation for growth, operating in 26 countries in Europe and the Americas and serving 28 million customers.

Our vision is to evolve our business from a primarily monoline lending model to a leading, digital banking model that combines advanced technology with a personal, human touch, placing customers at the heart of our management.

To navigate an increasingly competitive environment and meet evolving customer needs while delivering on our vision, we are transforming Openbank into a more global, integrated, scalable and efficient business, focusing on advancing our strategic priorities:

•Consolidate our leadership in mobility finance. We are optimizing the business to maximize profitability and capital efficiency, while continuing to deepen and expand strategic relationships with global OEMs and key industry players. At the same time, we are expanding beyond traditional auto lending into segments such as operational leasing to better serve our customers and partners while supporting growth.
In Europe, we continued to develop our leasing platform this quarter, with new features to enhance customer experience and drive efficiency, including a vehicle replacement service, greater SME digital functionalities and the expansion of our cross-border vehicle remarketing capabilities into the Netherlands and Belgium.
In the US, we further strengthened our capabilities across the full credit spectrum, while maintaining a disciplined approach to portfolio management. In the quarter, we implemented a new pricing model and adjusted our longer-term financing offering in line with broader market practices. In Latin America, we maintained our leadership in new and used vehicle financing across our footprint, backed by strong commercial momentum.
•Grow our digital banking business. We are building scale in our core markets, strengthening our value proposition to become our customers’ primary bank, driving engagement and loyalty while laying the foundations to expand into new markets.
In the US, our digital bank maintained its solid performance in new customers and deposits captured, supported by our partnership with Verizon. We also refined the customer experience through improvements in usability, transparency, speed and reliability.
In Mexico, we delivered a strong performance, surpassing 1.2 million customers, while further reinforcing our offering through initiatives such as Plan Personal de Pagos, which enables customers to split purchases into instalments. We also launched a new pricing functionality for credit cards, which enables us to tailor our offering to customers' profiles.
In Europe, we maintained strong customer growth across our markets, while broadening our proposition through several initiatives. In Spain, we launched a new onboarding experience and in Germany, launched an improved 'Best Giro' current account with new features and a new 'Best Card' which strengthens our payments and travel offering.
In parallel, we continue to develop Openbank Pay, our checkout lending and embedded finance engine, incorporating new partners and countries to drive customer growth with low acquisition costs. In the quarter, we upgraded customer journeys on Amazon Spain, driving higher conversion rates and helping us reach more than 2.6 million customers.
•Leverage AI and automation capabilities to accelerate our transformation and growth. In the quarter, we further embedded new technologies across our processes to improve productivity and personalization and reduce cost to serve across our footprint. For instance, in the US, we leveraged increased automation to enhance the decision-making process across our dealer network.
•As part of our focus on profitable growth, we continued to optimize deposit gathering and manage interest rate sensitivity through hedging and repricing actions. We maintained a disciplined approach to balance sheet management, focusing on risk and capital while supporting sustainable growth.
Finally, we completed the merger of Santander Consumer Finance, S.A. and Open Bank, S.A. in Europe, creating a single legal entity under the Openbank brand and supporting the transformation and simplification of our business.

Openbank. Total customers
Millions

+7%

36	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Business performance
New lending was 8% higher year-on-year in constant euros, on the back of good performances in Europe, the US and Brazil. We continued to focus on balancing profitability and prudent risk management in an environment marked by some volatility and geopolitical uncertainty.
Gross loans and advances to customers, excluding reverse repos, grew 4% year-on-year. In constant euros, they rose 3%, supported by auto (+6%), with a good performance particularly in Europe, despite a weak start to the year for the market. There were double-digit increases across most of our countries in Latin America.
Our EUR 12.3 billion leasing portfolio contracted 18% year-on-year in constant euros, as solid growth in Europe was more than offset by a weaker performance in the US, following the discontinuation of our partnership with Stellantis and lower demand for electric vehicles following the end of fiscal incentives.
Our access to wholesale funding markets remained strong and diversified. Customer deposits, excluding repos, increased 4% year-on-year. In constant euros, they rose 3%, reflecting our focus on deposit gathering, supported by our digital bank. Including mutual funds, customer funds were up 4% in constant euros.

Openbank. Business. June 2026
EUR billion and YoY % change in constant euros
220	+3%	145	+4%

Openbank Europe
Openbank US

Openbank Europe
Openbank US

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Openbank. Leasing portfolio. June 2026
EUR billion and YoY % change in constant euros
Total leasing	12	-18%
Results
In H1 2026, underlying attributable profit stood at EUR 827 million, 21% lower year-on-year, due to the aforementioned additional provisions in the UK and a normalized tax rate. In constant euros, profit decreased 19%, as follows:
•Total income grew 4%, supported by solid net interest income and net fee income trends, which more than offset softer dynamics in other income.
Net interest income increased 4%, mainly driven by disciplined margin management and higher volumes. Good performance across most of our footprint, with notable contributions from Europe and South America.
Net fee income rose 6%, underpinned by broad-based growth, but particularly in Brazil, benefitting from portfolio expansion and higher insurance activity, and in Europe, driven by a pickup in new business trends.
Other income decreased, mainly due to leasing, as growth in Europe, supported by improvements in the portfolio mix and new business trends, did not fully offset a weaker performance in the US, impacted by lower residual values and volumes.

Openbank. Total income. H1 2026
EUR million and YoY % change in constant euros

Openbank Europe
Openbank US
Other

Var
+6%
-2%
+14%
•Total costs fell 3%, backed by our efficiency and transformation efforts, primarily in Europe and the US, as well as lower operational risk (including those linked to the CHF portfolio) and asset impairment charges. As a result, net operating income grew 9% and efficiency improved 2.9 pp to 41.6%.
•Net loan-loss provisions rose 3%, in line with credit growth, with a good performance in the US that partially offset increases in Europe, Brazil and Argentina. Credit quality remained under control, with the NPL ratio at 5.61% and cost of risk stable at 2.09%.
•Other gains (losses) and provisions posted a higher loss, due to additional provisions for potential complaints related to motor finance dealer commissions in the UK recorded this year and higher charges related to our transformation in Europe.
•Excluding said charges in the UK, profit before tax increased 15% year-on-year.
•The effective tax rate normalized following the end of fiscal benefits for electric vehicles in the US in 2025.
RoTE stood at 7.7% in H1 2026, 9.7% excluding the additional provisions in the UK.
Compared to Q1 2026, underlying attributable profit was favoured by lower provisions in the UK. Excluding these charges, profit was up 28% in constant euros, supported by an improvement in leasing in the US and Europe, broad-based cost savings, lower LLPs in the US and a decline in transformation charges.

Openbank. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	3,276	0	0	6,535	+2	+4
Total costs	-1,324	-5	-6	-2,718	-5	-3
Net operating income	1,952	+5	+4	3,817	+7	+9
LLPs	-1,029	-2	-3	-2,084	0	+3
PBT	866	+60	+59	1,405	-3	-2
Underlying attrib. profit	537	+85	+82	827	-21	-19
Detailed financial information in Appendix.

January - June 2026	37

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

OBE	Openbank Europe	Profit before tax
EUR 616 mn
Commercial activity and business performance
In a market that saw a softer start to the year in new car registrations, we grew new business volumes 8% year-on-year in constant euros, while maintaining our focus on profitability.
The stock of gross loans and advances to customers, excluding reverse repos, increased 2% year-on-year. In constant euros, it also rose 2%, underpinned by higher auto balances.
Customer deposits, excluding repos, contracted 1% year-on-year. They fell 2% in constant euros, reflecting our focus on prioritizing profitability in a competitive environment. Mutual funds expanded 20% in constant euros, from low levels.
Results
In H1 2026, profit before tax stood at EUR 616 million, 15% lower year-on-year, impacted by the additional provisions in the UK. In constant euros, profit before tax declined 16%, as follows:
•Total income increased 6%, with strong net interest income (+6%), underpinned by good margin management and higher volumes. Net fee income (+4%) and leasing income also supported growth, benefitting from a pickup in new business.
•Total costs decreased 7%, mainly backed by savings from our efficiency and transformation efforts, as well as lower operational risk charges, including those linked to the CHF portfolio.
•Net loan-loss provisions rose 11%, partly reflecting a model update, higher volumes in Openbank Pay and a lower contribution from portfolio sales. Cost of risk remained around 1%.
•Other gains (losses) and provisions posted a higher loss, due to the additional provisions in the UK recorded this year and higher charges related to our transformation efforts.
•Excluding the additional provisions in the UK, profit before tax grew 18% year-on-year.
Compared to Q1 2026, profit before tax saw a sharp increase in constant euros, partially favoured by lower provisions in the UK. Excluding these charges, profit before tax rose 21%, mainly driven by stronger performances in net fee income and leasing, supported by improved new business dynamics and lower costs and transformation charges.

Openbank Europe. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	1,501	+1	0	2,989	+6	+6
Total costs	-663	-6	-6	-1,370	-7	-7
Net operating income	837	+7	+7	1,619	+19	+19
LLPs	-347	+1	+1	-689	+11	+11
PBT	433	+136	+135	616	-15	-16
Detailed financial information in Appendix.

Openbank US	Profit before tax
EUR 568 mn
Commercial activity and business performance
Our digital bank has delivered a solid performance since its launch, now serving around 235,000 customers, with USD 11.4 billion in deposits gathered (+123% year-on-year). Our partnership with Verizon remained a key contributor, generating more than USD 1.3 billion in deposits since its launch in April 2025.
Gross loans and advances to customers, excluding reverse repos, were up 3% year-on-year. In constant euros, they were flat, as an increase in auto offset the impact of our asset rotation initiatives. The leasing portfolio fell 36% in constant euros, following the discontinuation of our partnership with Stellantis and weaker demand for electric vehicles.
Customer deposits, excluding repos, rose 12% year-on-year. In constant euros, they were up 9%, driven by demand deposits, supported by momentum from our digital bank, which saw strong deposit gathering early in the year, in line with our strategy to optimize funding costs. Mutual funds saw double-digit growth, contributing to a 9% increase in customer funds in constant euros.
Results
In H1 2026, profit before tax rose 13% year-on-year to EUR 568 million. In constant euros, it grew 21%, as follows:
•Total income was down 2%, mainly due to the impact of lower residual values and reduced volumes on leasing income. Net interest income remained resilient, backed by funding optimization, while net fee income fell 9%, primarily due to lower servicing fees.
•Total costs decreased 4%, supported by the benefits from productivity initiatives and continued cost discipline, as well as lower charges related to asset impairments.
•Net loan-loss provisions improved 11%, reflecting capital relief measures and resilient repayment behaviour, in part supported by persistently high used car prices. Cost of risk fell year-on-year to 4.03%.
Compared to Q1 2026, profit before tax rose 46% in constant euros, driven by a strong leasing performance, a sharp decrease in total costs (partly due to lower marketing-related expenses), lower transformation charges and favourable seasonal trends in net loan-loss provisions.

Openbank US. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	1,207	+1	0	2,406	-9	-2
Total costs	-489	-6	-6	-1,008	-10	-4
Net operating income	718	+5	+5	1,398	-8	-1
LLPs	-384	-13	-14	-827	-16	-11
PBT	338	+47	+46	568	+13	+21
Detailed financial information in Appendix.

38	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

CIB	Underlying attributable profit	EUR 1,742 mn

→ Our diversification across business lines, client types and global footprint, enhanced by the investments made in recent years, makes us more resilient in challenging environments and reinforces our long-term strategy focused on sustainable growth.
→ Good activity levels year-on-year across all business lines, especially Global Banking (GB) and Global Markets (GM), reflecting the benefits from the growth initiatives we have launched.
→ Underlying attributable profit reached EUR 1,742 million, a 18% increase year-on-year (+17% in constant euros), supported by strong revenue performances across business lines that far outpaced cost growth. We maintain a leading position in efficiency and profitability, with RoTE at 20.3%.

Strategy
Our Corporate & Investment Banking (CIB) business is a global franchise, well diversified by business line, country and client type. We continue to demonstrate the strength of our global platform, delivering solid performances and supporting sustainable growth in 2026 despite geopolitical uncertainty.
In Q2 2026, we continued to make progress on our strategic priorities, scaling the capabilities built in recent years to support growth across the Group, while maintaining capital discipline, profitability and shareholder value creation, in line with our ambition to:
•Deepen strategic relationships with clients, putting them first, supported by a business model that combines in-depth industry knowledge, expert advice and proven financing capabilities. This focus enabled us to lead the ranking in terms of investment banking fees in Spain in H1 2026.
Clients increasingly expect faster, safer and more integrated solutions across products, sectors and markets. A good example this quarter was our role as Coordinating Lead Arranger in a USD 22.8 billion loan for Vantage Data Centers, one of our largest project finance loan deals, reflecting seamless collaboration across our Structured Finance & Advisory (SF&A), Private Debt Mobilization and Debt Capital Markets teams, among others.
•Accelerate ONE Santander and strengthen collaboration across the Group, reinforcing an integrated client agenda between GB, GM and Global Transaction Banking (GTB), and further embedding CIB capabilities across the Group’s global businesses. Of note were GM solutions and execution services, as well as GB and GTB acting as product factories to better serve Commercial Banking customers.
Our global platforms, particularly FX and Trade, remain important levers to strengthen CIB's product integration across the Group, increase digitalization and support more scalable and capital-light growth models. In Trade, we are progressing in the industrialization of our operating model and now close to 50% of the Group's Trade business is running on global platforms.
The US remains one of our most important growth priorities, as reflected in its contribution to total CIB revenue. Looking ahead, the Webster acquisition, which is expected to be completed in H2 2026, represents an additional opportunity to expand our client access in this market and benefit from greater scale through collaboration and leverage Santander’s US platform more broadly.
•Transform our operating model through simplification, globalization and technology and AI to drive productivity, efficiency and enhanced risk and control management. We remained focused on shared platforms and on disciplined investment allocation. As a result, our progress in application and vendor optimization is generating meaningful efficiencies in support operations.
Technology and AI are key priorities, supporting the scaling of our capabilities. This quarter, we completed our first High-Quality Liquid Assets Exchange (HQLAx) tokenized securities lending trade, an important milestone in the use of distributed ledger technology to improve collateral mobility, settlement traceability and scalability.
AI is already delivering business benefits through initiatives such as the Automated Pricer, a tool for sales in equity derivatives and repos that increases pricing automation, enabling a higher volume of client requests to be served and improving funding decisions.
•We continue to actively manage capital through our Originate-to-Share (OtS) model and to support the scale-up of our client franchise and the growth of fee-intensive and capital-light businesses. As a result, our total revenue to risk-weighted assets ratio improved 0.8 pp year-on-year to 8.8%.

Recent awards		Ranking in League Tables H1 2026
Global Finance	GTR	Structured Finance*	Debt Capital Markets
Best Bank for Payments in Latin America	Best Supply Chain Finance Bank
Global Banking & Markets	Euromoney	Equity Capital Markets	M&A	ECAs*
Sovereign Bond Deal of the Year (Qatar)	Latin America’s / Spain's Best Investment Bank
Source: Dealogic, Infralogic, Bloomberg; specific filters apply. (*) Brazil Project Finance Bonds. ECAs as of FY 2025.

January - June 2026	39

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Business performance
Global Transaction Banking recorded higher activity levels in H1 2026 driven mainly by Export Finance, despite a less favourable interest rate environment:
•Trade & Working Capital Solutions maintained its good momentum driven by product innovation, strategic partnerships and our focus on strengthening clients' supply chains. We created initiatives that generate new business opportunities and enhance customer engagement and we increased the scale of solutions such as the Invensa partnership with Pemberton Asset Management and EIB guarantee agreements, both aimed at strengthening supply chains.
•Export Finance had high activity levels, leveraging our global platform, sector expertise and strong relationships with Export Credit Agencies and multilateral institutions. We remained focused on supporting clients globally with flexible and innovative solutions, such as the BPI France Assurance Export-backed financing for MSC Cruises, which strengthens our leading global position.
•Cash Management activity remained robust even in the current interest rate environment. We continued to grow our franchise in Latin America, expanding real-time payment solutions, enhancing treasury connectivity and developing product capabilities.
Global Banking (GB) registered strong activity levels, mainly in the Americas, supported by cross-border coverage, advisory and financing platforms:
•Corporate Finance (CF) achieved a very strong increase in activity levels year-on-year across products and markets. Leveraged Finance activity was supported by investor appetite across key sectors, with notable high-yield and cross-border transactions, such as Carlyle’s (US) buyout of BASF Coatings (Germany). ECM had a record quarter in terms of activity, supported by strong IPO momentum in the US and an important role in the IPO market reopening in Brazil.
•Structured Finance showed good activity levels despite geopolitical uncertainty, with especially good momentum in Fund Finance. Activity was supported by AI-related infrastructure and energy transition sectors. Activity remained strong in the US and in South America, while in Europe it remained at softer levels.
•Debt Finance continued with strong activity, supported by investor demand for investment-grade bonds in Europe and the US, and sustained momentum in Latin America. Activity also remained solid across refinancing, acquisition and event-driven financing, with notable transactions in the quarter such as Verizon’s inaugural USD hybrid bond.
Global Markets (GM) performed well, supported by sustained client-driven activity with institutional clients. Activity was mixed across countries, with strong momentum in the US, Mexico, Argentina and Chile compensating softer activity in Brazil. By product, the main activity drivers were Fixed Income, Currencies, and Commodities, mostly through securitized products, credit, FX and equity.
Gross customer loans and advances, excluding reverse repos, were up 25% year-on-year. In constant euros, they grew 22%, boosted by growth across business lines, especially in less capital-intensive products, such as Export Finance (ECAs) and Trade Finance in GTB and securitized products in GM.
Customer deposits, excluding repos, increased 7% year-on-year. In constant euros, they increased 4%, mainly driven by Cash Management.
Results
Underlying attributable profit in H1 2026 rose 18% year-on-year to EUR 1,742 million. In constant euros, it grew 17%, as follows:
•Total income rose 16%, on the back of strong net interest income and net fee income growth.
Net interest income increased 36%, due to higher volumes in financing activities through less capital-intensive products in GM.
Net fee income rose 7%, reflecting a strong Q2 in GB which was driven especially by Corporate Finance in the US and Europe.
Other income decreased due to lower gains on financial transactions, in a context of lower market volatility in Europe and Latin America.
By business line, in addition to double-digit revenue growth in GB and GM, total income in GTB increased 5%. By country, there were double-digit increases in the US, Europe, Mexico, Chile and Argentina.

CIB. Total income by business. H1 2026
EUR million and % change in constant euros

Note: total income includes revenue from other activities which are less material (EUR 7 million in H1'25 and EUR 76 million in H1'26).
•Total costs increased 7%, reflecting higher activity levels, rising at a much slower pace than revenue. Efficiency improved 3.9 pp to 40.8%, one of the best in the sector.
•Net loan-loss provisions have a limited impact due to the nature of the business and the high quality of the portfolio. In H1 2026, they increased, driven by credit portfolio growth and some single names in Europe and Brazil.
As a result, RoTE reached 20.3% in H1 2026, 0.8 pp higher year-on-year, reflecting our focus on capital management, efficiency and profitability.
Compared to Q1 2026, total income was broadly stable in constant euros, as the strong quarter in GB offset the usual seasonality in GM in Q1. However, this was not reflected in underlying attributable profit due to higher costs and the impact of some single names in net loan-loss provisions.

CIB. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	2,395	0	-1	4,779	+16	+16
Total costs	-1,003	+6	+5	-1,948	+6	+7
Net operating income	1,392	-3	-4	2,831	+24	+23
LLPs	-238	+15	+14	-444	+450	+447
PBT	1,151	-6	-7	2,379	+9	+8
Underlying attrib. profit	853	-4	-5	1,742	+18	+17
Detailed financial information in Appendix.

40	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Wealth	Underlying attributable profit	EUR 1,083 mn

→ We continue building the best wealth and insurance manager in Europe and the Americas, supported by our leading global private banking platform and our fund and insurance factories that leverage our scale and global capabilities to offer the best value proposition to our customers.
→ Record total assets under management of EUR 581 billion, +13% year-on-year in constant euros, on the back of the solid commercial dynamics. In the insurance business, gross written premiums increased to EUR 6.2 billion.
→ Underlying attributable profit amounted to EUR 1,083 million, 19% higher year-on-year (+19% also in constant euros), with revenue increasing across business lines.

Strategy
We aim to continue developing our Wealth Management & Insurance service model and value proposition through a common global platform that leverages the Group's scale and capabilities.
From 2026, our business lines are organized into two verticals: Private Banking and Insurance & Asset Management Solutions. This new structure enables us to capture more synergies and strengthen collaboration across businesses.
In Q2 2026, we focused on the following strategic initiatives:
•In Private Banking (PB), we continued to strengthen our global positioning, in line with our focus on enhancing client experience, increasing specialization, improving connectivity across regions and segments, and expanding our offering of higher value-added solutions.
During the quarter, we advanced in our innovation agenda, further enhancing AI-powered tools and capabilities across key markets.
For example, in Spain, we are developing AI-enabled solutions to increase the productivity and efficiency of our bankers, enabling them to focus on client advisory and higher value-added interactions. We are also making progress with our operational efficiency initiatives in our International Private Banking unit. These developments are helping to improve commercial effectiveness, advisory capabilities and client experience.
We continue to promote international collaboration as a key pillar of our value proposition, enabling us to connect clients to the full range of Santander's global capabilities. This is reflected in a 20% year-on-year increase in new client referrals.
At the same time, our efforts remain focused on Ultra-High-Net-Worth (UHNW) and Family Office clients through an enhanced value-added proposition, covering health, education, art and lifestyle services, aimed at strengthening client engagement within this strategic segment.

Private Banking clients
Thousands
+11%
Note: June 2025 figures have been adjusted for better comparability due to a change in perimeter. Without this adjustment, PB’s customers +5% year-on-year.
•Insurance & Asset Management Solutions (Ins. & AM Solutions) is now an established business line which offers a value proposition that brings together liquid, illiquid and insurance products into a unified model, as a result of the integration of asset management and insurance businesses.
•In liquid products, we continue to strengthen our global investment platform and operating model to underpin solid commercial activity and sustained client engagement. The Group's global capabilities and a product offering aligned with client needs support the solid performance of our commercial metrics.
During the quarter, we continued to simplify and globalize our operating model, while deploying digital and automation capabilities, including tools such as SAMi (AI assistant supporting commercial activity) and SAM Conecta (global distribution and business intelligence platform that centralizes commercial and product information). Both enhance commercial effectiveness and operational efficiency.
•In illiquid products, we are scaling up the alternatives business. We continued to reinforce distribution and investment capabilities, while broadening our product offering, which is attracting institutional investors, family offices and private investors.
During Q2 2026, our private credit strategy fund (ABCL II) closed its first funding round. The initiative, which provides financing to companies backed by hard assets that are essential for business continuity, has an active fundraising pipeline that is expected to drive additional capital commitments in the coming months.

•In insurance, we are building a global operating model to become an integrated insurance platform that combines Life & Pensions, Health and Protection under a single execution model:
–In Life & Pensions, we are setting up a one-stop shop for retirement needs. In Spain and Portugal, we have integrated life savings and pensions into a single structure to deliver combined solutions, gaining efficiencies and scale, with the model already in place and new solutions under development.
–In Protection, we continue to integrate products into banking interactions with clients while strengthening our distribution model and unlocking value pools, such as health insurance.
In Brazil, we are addressing high value segments such as Select and SMEs. We also launched a proof of concept for the SaudeCompara platform, a solution that compares and distributes healthcare plans under a B2B2E model. In Portugal, our OneCare Health was named Product of the Year 2026, an award chosen by consumers, reflecting a differentiated health solution driven by its modularity and focus on prevention.

January - June 2026	41

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Business performance
Solid commercial activity and market performance in Q2 2026 enabled us to reach record total assets under management (AuMs) of EUR 581 billion, 13% higher year-on-year in constant euros.
By business and in constant euros, volumes performed as follows:
•In PB, commercial activity progressively normalized throughout Q2 following the exceptionally strong start to the year, demonstrating the resilience of client activity despite market movements and geopolitical uncertainty. At the same time, we remained focused on growing recurrent fees.
Customer assets and liabilities reached EUR 380 billion, +15% year-on-year, with all products growing, including value-added solutions, such as alternatives and discretionary portfolio management which we are promoting. Net new money totalled EUR 11.0 billion and our Private Banking customer base stood at nearly 302,000.
•In Insurance & Asset Management Solutions, total AuMs reached EUR 294 billion, +11% year-on-year:
–Liquid products: total AuMs reached EUR 292 billion, +11% year-on-year, on the back of solid commercial activity, demonstrating strong client engagement and an attractive product offering. Net sales totalled EUR 6.6 billion in H1 2026.
–Illiquid products: total AuMs reached EUR 2.6 billion, reflecting our expansion across countries.
–Insurance: gross written premiums reached EUR 6.2 billion in H1 2026, +11% year-on-year, with both Life & Pensions and Protection growing double digits.

Wealth. Business performance. June 2026
EUR billion and % change in constant euros

Total AuMs
Funds and investment
Custody
Customer deposits
Customer loans
GWPs

/ Mar-26	/ Jun-25
+6%	+13%
+6%	+12%
+8%	+22%
+1%	0%
+7%	+6%
+20%	+11%
Note: total products marketed, advised, under custody and/or managed.
Results
Underlying attributable profit in H1 2026 amounted to EUR 1,083 million, 19% higher year-on-year. In constant euros, it also grew 19%, with the following performance by line:
•Total income increased 9% as a result of our focus on value-added solutions to expand our fee businesses and improve revenue recurrency and predictability.
Net interest income decreased 1%, though it improved in the quarter supported by higher loan yields and an increase in the credit portfolio.

Net fee income rose 11% year-on-year, with strong performances across both business lines, but particularly in Private Banking, driven by solid commercial activity and our focus on promoting fee-generating activities and products.
Other income increased, boosted by the good performance in insurance.
•Total costs increased 6% year-on-year (growing at slower pace than total income) due to our investments to strengthen our teams and to develop new capabilities to address increasing commercial activity.
Including the fees distributed and recorded in other global businesses, total income reached EUR 3,385 million, up 8% on the back of higher customer activity in PB and higher volumes in Insurance & Asset Management Solutions.

Wealth. Total income. H1 2026
EUR million and YoY % change in constant euros

PB
Ins&AM Solutions

Total income	Total income + distr. fees
+5%	+5%
+23%	+13%

Total income	Distribution fees
Note: additionally, Wealth's total income included EUR 72 million in H1'25 and EUR 36 million in H1'26 corresponding to Other Investments. Information excludes overlaps between Wealth businesses and insurance fees recorded in Openbank.
When considering these distributed fees along with our PAT, the total contribution to Group profit (PAT+Fees) reached EUR 1,945 million, up 14% year-on-year in constant euros.
As a result, our RoTE in H1 2026 was 56.9%.
Compared to Q1 2026, underlying attributable profit increased 19% in constant euros, supported by strong revenue growth in Insurance & Asset Management Solutions and lower costs.

Wealth. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	1,093	+9	+9	2,093	+8	+9
Total costs	-367	0	-1	-733	+5	+6
Net operating income	726	+15	+14	1,360	+11	+11
LLPs	2	—	—	-7	-66	-66
PBT	732	+17	+16	1,356	+13	+13
Underlying attrib. profit	590	+20	+19	1,083	+19	+19
Detailed financial information in Appendix.

42	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Payments	Underlying attributable profit	EUR 78 mn

→ Santander holds a unique position in the payments industry, driven by its payments platform business, offering best-in-class products across the entire value chain: issuing, acquiring, account-to-account (A2A) payments and international payments.
→ Activity increased across all business lines, underpinned by the development of our global platforms, which enabled us to continue to gain scale. Total payments volume (TPV) in Getnet rose 10% year-on-year in constant euros, the number of transactions processed in Getnet Platforms was five times higher and Ebury's customer base grew 28% year-on-year.
→ Underlying attributable profit was EUR 78 million, four times higher than in H1 2025 in constant euros, driven by strong revenue growth. EBITDA margin improved 3.8 pp year-on-year to 32.6%.

Strategy
In Payment Solutions (Payments), the Group's payments platform business, we continued executing our priorities and strengthening our strategic positioning:
•In Getnet, our acquiring business, we maintain our leadership in the payments ecosystem across Latin America, Spain and Portugal. In Mexico in Q2 2026, we continued to innovate through an agentic payments use case that is pioneering in Latin America, in collaboration with Mastercard and the software company Neivor. It enables merchants to accept and process AI agent-initiated payments, strengthening our position in next-generation payment solutions.
We also strengthened our value proposition for global merchants with the launch of Pay-in in Brazil, an initiative that enables international businesses to trade and receive payments without establishing an entity in the country, thereby strengthening and simplifying cross-border expansion. We also enhanced our Dynamic Currency Conversion (DCC) solution in Mexico, our value-added service that allows international customers to pay in their local currency, with flexible pricing adapted to the transaction.
Additionally, we continued to advance in our commercial expansion in key sectors and countries through new strategic partnerships, such as the one reached with AEVI, a payment technology provider. Through this partnership, which has been deployed in Mexico, we have jointly developed a payments solution that broadens our potential access to new customers, supporting further growth in payments volumes.
•In Getnet Platforms, we continued to deploy our technology platform for A2A payment processing, foreign exchange, fraud detection and other value-added services. The platform now processes more than 1 billion payments per month across our markets.
At the same time, we are continuing to expand the rollout of our global card platform which is now processing more than 500 million transactions per month across Brazil, Mexico, Chile, Spain and the UK.
These platforms support multiple payment methods and greater differentiation in the open market and improve the efficiency of our operational processes and infrastructure.
•Ebury, our global platform offering cross-border payments and FX solutions for mid-sized companies and SMEs, completed a funding round of approximately GBP 550 million during the quarter, led by Centerbridge alongside Santander and existing stakeholders, to accelerate product development, international expansion and AI capabilities, further strengthening its long-term growth potential.
Business performance
In H1 2026, activity increased year-on-year, with widespread growth across our business lines.
•Getnet’s total payment volume reached EUR 129 billion, representing a 10% year-on-year increase in constant euros, driven mainly by higher commercial activity in Mexico, Brazil and Europe.
•In Getnet Platforms, the number of processed transactions were five times higher than the same period last year, driven by Brazil.
•At Ebury, the number of active customers grew by 28% year-on-year, surpassing 28,000.
Loans and deposits are not material in Payments, as they represent just 0.1% and 0.2% of the total Group, respectively.
Results
Underlying attributable profit was EUR 78 million in H1 2026, compared with a profit of EUR 16 million in H1 2025. In constant euros, the performance across lines was the following:
•Total income grew 17%, driven by net fee income in Getnet, supported by increased activity, and higher revenue from payment processing services provided to other financial institutions.
•Total costs rose 8%, +4% in real terms, reflecting the investments in the development of global platforms.
•Net loan-loss provisions increased due to the impact in Getnet Brazil in Q1 2026, though they are not material given the nature of the business.
Overall, the EBITDA margin reached 32.6% (+3.8 pp year-on-year).
Compared to Q1 2026, underlying attributable profit grew significantly in constant euros, supported by higher net fee income, net loan-loss provision normalization in Getnet Brazil and a lower tax burden.

Payments. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	387	+1	-1	771	+20	+17
Total costs	-337	+5	+4	-657	+9	+8
Net operating income	51	-19	-23	114	+176	+138
LLPs	-6	-53	-55	-20	+85	+81
PBT	43	-12	-17	92	+327	+230
Underlying attrib. profit	59	+197	+183	78	+400	+297
Detailed financial information in Appendix.

January - June 2026	43

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Corporate Centre	Underlying attributable profit	-EUR 525 mn

→ The Corporate Centre continued to support the Group, defining, developing and coordinating the Group's strategy, as well as aiding the operating units, adding value.
→ It carries out the financial and capital management functions as well as corporate oversight and control functions and coordinates interactions with the Group's supervisors and regulators.
→ Underlying attributable loss in H1 2026 of EUR 525 million, compared with a loss of EUR 713 million in H1 2025, driven by lower LLPs, following provisions recorded in H1 2025 related to our plan to reduce the NPL ratio, and a lower tax burden. Additionally, it was supported by positive results related to certain stakes and dividends from our stake in Poland.

Strategy and functions
The Corporate Centre contributes value to the Group through the following functions, among others:
•Global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, corporate development operations and projects to ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses, aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to our businesses, countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies to improve process efficiency and customer service quality.
It also coordinates relationships with European regulators and supervisors and carries out functions related to financial management and capital, as follows:
•Financial Management functions:
•Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end of June 2026, the liquidity buffer was EUR 329 billion (provisional data).
This is done ensuring the diversification of funding sources (issuances and others), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
•We also actively manage interest rate risk to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
•Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedges related to the units’ next 12 months results in euros. The net investments in equity currently hedged totalled EUR 15,822 million (mainly in the UK,
Mexico and Chile) with different FX instruments (spots and forwards).
•Management of total capital and reserves: Group capital planning and management, aimed at optimizing capital use and efficient allocation across business units and opportunities by: i) coordinating with subsidiaries; ii) setting solvency targets and monitoring capital ratios; and iii) utilizing asset mobilization and risk transfer through the Global Asset Desk to maximize capital efficiency and shareholder returns.
Results
In H1 2026, the underlying attributable loss was EUR 525 million, compared with a loss of EUR 713 million recorded in H1 2025. By line:
•Net interest income declined EUR 107 million impacted by lower interest rates.
•Losses on financial transactions worsened by EUR 307 million, due to a higher impact from foreign currency hedges.
•Additionally, 'other operating income' increased due to higher results from certain stakes and the dividends from our stake in Poland.
•Total costs decreased by 3% compared to H1 2025, reflecting simplification measures.
•Net loan-loss provisions improved significantly, as we recorded provisions in H1 2025 related to our plan to accelerate NPL ratio reductions, which improved the Group's credit quality.
•Additionally, the improvement in underlying profit was supported by a lower tax burden year-on-year.

Corporate Centre. Underlying income statement
EUR million and % change
	Q2'26	Q1'26	% chg.	H1'26	H1'25	% chg.

Total income	-295	-171	+72	-466	-353	+32
Net operating income	-399	-274	+46	-673	-567	+19
PBT	-450	-296	+52	-746	-807	-8
Underlying attrib. profit	-385	-141	+174	-525	-713	-26
Detailed financial information in Appendix.

44	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Sustainability
Strategy

1	Support our customers in meeting their goals in their transition to a low-carbon economy, while also managing climate-related risks and impacts.

2	Encourage employee growth, fostering an inclusive culture and promoting skill development, while providing fair working conditions.

3	Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.

4	Be a trusted partner to our customers, with products and services adapted to their needs, while applying responsible practices, supporting their financial inclusion and protecting their information.

5	Act responsibly through a strong culture, governance and conduct.

Key highlights
In Q2 2026, we advanced in the following initiatives:
→ In Retail, we promoted sustainable financing in Latin America, including three transactions in Brazil totalling BRL 900 million under the Eco Invest Brazil initiative; in Mexico we structured the first silver-labelled social loan, aimed at supporting vulnerable elderly people, totalling MXN 250 million, and we led a USD 1.2 billion syndicated green financing for a hotel group; and in Argentina we participated in the first international green bond issuance by a renewable energy company, amounting to USD 400 million. Additionally, 6.7 million people continued to benefit from financial inclusion measures, of which 1.4 million were new beneficiaries in H1 2026.
→ In Openbank Europe, we financed around 200,000 electric vehicles in H1 2026, a 71% increase year-on-year, with a 12.2% market share in Europe as of May 2026.
→ In CIB, we financed, among others, the following international projects:
–We allocated EUR 6.9 billion to green financing or mobilization during the quarter, achieving EUR 188 billion to date towards our target of EUR 220 billion in green financing or mobilization by 2030.1
–In ECM, we participated in Solaria's EUR 300 million capital increase, supporting its expansion in clean energy for data centres through wind power and battery storage.
–In GTB, we acted as Sole Sustainability Coordinator for the Republic of Ecuador’s USD 500 million transaction, partly guaranteed by the Inter-American Development Bank (IDB), which was named Environmental Finance’s 2026 Social Loan of the Year.
–In DCM, we continued to participate through different leadership roles in European Green Bond (EuGB), such as a EUR 500 million issuance for Gruppo Hera, EUR 500 million for Redeia and EUR 1.5 billion for Groupe BPCE. In Latin America, we supported MSU Green Energy's USD 400 million green bond issuance, one of Argentina's leading renewable energy platforms, and Mundo's USD 435 million sustainability bond, a Chilean telecommunications operator.
–In Structured Finance, we supported financing Foxtail Flats and Four Mile Mesa Solar and Storage, two projects by DESRI, one of the leading renewable energy developers in the US, providing solar generation and battery storage capacity to power Meta's data centres.
→ In Wealth, our Socially Responsible Investments reached 24% of total assets under management, including SAM funds, third-party funds, portfolios and directly held assets under advisory in Private Banking.
Additionally, we allocated EUR 29.1 million in the quarter to promote education, employability and entrepreneurship, and helped 1.2 million people and organizations. In total, we have allocated EUR 351.1 million since 2023, moving towards our EUR 400 million target set for 2023-2026.
1.Target was set in 2019 and 2021, before the publication of the European taxonomy in Q2 2023. Therefore, the target definition is not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section in this report.

January - June 2026	45

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Corporate governance

Changes to the Group's Senior Management
On 23 June, Banco Santander’s Board of Directors approved the appointment of Matías Sánchez and Borja Oyarzábal as Global Co-Heads of the Group’s Retail & Commercial Banking business. Matías Sánchez will be responsible for Retail, while Borja Oyarzábal will lead Commercial. The appointments are subject to the relevant regulatory approvals. Mr Sánchez has nearly three decades of experience within the Group, where he has held a number of leadership positions. Since September 2022, he has served as Global Head of Cards and Digital Solutions. Mr Oyarzábal joined the Group in March 2025 as Global Head of Commercial and Head of Commercial Spain, having previously served as Chief Executive Officer of Tresmares Capital since 2019. They succeed Daniel Barriuso, who remains with the Group as Senior Advisor to the Chair and the Chief Executive Officer and as a board member of Santander México and Openbank.

46	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Appendix

- Financial information
- Alternative performance measures
- Interim condensed consolidated financial statements
- Glossary
- Important Information
- Main risks and uncertainties
- Other disclosures required by Bank of Spain

January - June 2026	47

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Group information
Financial information

Group information
In this appendix, results are presented on an underlying basis and the balance sheet figures, ratios and other metrics exclude Poland for all periods in 2025. However, if we were to include Poland, the Group's main management ratios would not be materially affected. For further information, see the 'Alternative performance measures' section in this report.
From May 2026, the balance sheet and results of Grupo Santander, Retail & Commercial Banking (within Retail UK) and the UK secondary segment include TSB. For further information, see the 'Significant events in the period' section in this report.
For Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For more information, see the calculation method detailed in the ‘Alternative performance measures’ section in this appendix.

Underlying net fee income. Consolidated
EUR million
	Q2'26	Q1'26	Change (%)	H1'26	H1'25	Change (%)
Fees from services	1,907	1,823	4.6	3,730	3,503	6.5
Wealth management and marketing of customer funds	1,154	1,117	3.3	2,271	2,119	7.2
Securities and custody	433	417	3.8	850	689	23.4
Net fee income	3,494	3,357	4.1	6,851	6,311	8.6

Underlying total costs. Consolidated
EUR million
	Q2'26	Q1'26	Change (%)	H1'26	H1'25	Change (%)
Staff costs	3,551	3,379	5.1	6,930	6,736	2.9
Other general administrative expenses	2,015	1,923	4.8	3,938	4,024	(2.1)
Information technology	652	627	4.0	1,279	1,125	13.7
Communications	97	88	10.2	185	175	5.7
Advertising	125	121	3.3	246	267	(7.9)
Buildings and premises	165	162	1.9	327	388	(15.7)
Printed and office material	14	17	(17.6)	31	41	(24.4)
Taxes (other than tax on profits)	119	140	(15.0)	259	279	(7.2)
Other expenses	843	768	9.8	1,611	1,749	(7.9)
Administrative expenses	5,566	5,302	5.0	10,868	10,760	1.0
Depreciation and amortization	839	828	1.3	1,667	1,626	2.5
Operating expenses	6,405	6,130	4.5	12,535	12,386	1.2
Other operating costs	322	354	(9.0)	676	865	(21.8)
Total costs	6,727	6,484	3.7	13,211	13,251	(0.3)

48	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Group information

Employees and branches. Consolidated
	Employees				Branches
	Jun-26	Jun-25	Change		Jun-26	Jun-25	Change
Retail & Commercial Banking	125,036	132,236	-7,200	Spain	1,458	1,724	(266)
Openbank	29,535	31,344	-1,809	UK	484	420	64
Corporate & Investment Banking	13,313	12,742	571	Portugal	281	373	(92)
Wealth Management & Insurance	7,315	7,391	-76	Openbank Europe	293	297	(4)
Payment Solutions	8,213	8,153	60	US	372	403	(31)
Corporate Centre	1,867	1,812	55	Mexico	1,264	1,332	(68)
Total Group	185,279	193,678	(8,399)	Brazil	1,515	1,888	(373)
				Chile	223	231	(8)
				Argentina	366	405	(39)
				Rest of the Group	240	249	(9)
				Total Group	6,496	7,322	(826)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q2'26	Q1'26	Change (%)	H1'26	H1'25	Change (%)
Non-performing loans	3,769	3,648	3.3	7,417	6,902	7.5
Recovery of written-off assets	(420)	(423)	(0.7)	(843)	(844)	(0.1)
Net loan-loss provisions	3,349	3,225	3.8	6,574	6,058	8.5

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-26	Jun-25	Absolute	%	Dec-25
Commercial bills	52,293	48,432	3,861	8.0	51,110
Secured loans	589,377	529,629	59,748	11.3	530,749
Other term loans	315,997	280,488	35,509	12.7	295,998
Finance leases	39,871	38,185	1,686	4.4	38,540
Receivable on demand	11,683	11,593	90	0.8	10,313
Credit cards receivable	27,628	24,582	3,046	12.4	26,179
Impaired assets	34,713	30,401	4,312	14.2	31,577
Gross loans and advances to customers (excl. reverse repos)	1,071,562	963,310	108,252	11.2	984,466
Reverse repos	100,403	68,227	32,176	47.2	73,980
Gross loans and advances to customers	1,171,965	1,031,537	140,428	13.6	1,058,446
Loan-loss allowances	22,803	20,810	1,993	9.6	21,158
Loans and advances to customers	1,149,162	1,010,727	138,435	13.7	1,037,288

January - June 2026	49

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Group information

Total funds. Consolidated
EUR million
			Change
	Jun-26	Jun-25	Absolute	%	Dec-25
Demand deposits	685,768	631,963	53,805	8.5	646,125
Time deposits	326,774	278,911	47,863	17.2	298,284
Mutual funds	284,751	237,566	47,185	19.9	255,389
Customer funds	1,297,293	1,148,440	148,853	13.0	1,199,798
Pension funds	15,966	15,631	335	2.1	16,112
Managed portfolios	54,952	45,933	9,019	19.6	50,459
Repos	121,220	97,355	23,865	24.5	96,791
Total funds	1,489,431	1,307,359	182,072	13.9	1,363,160

Eligible capital (phased-in)[1]. Consolidated
EUR million
			Change
	Jun-26	Jun-25	Absolute	%	Dec-25
Capital stock and reserves	138,082	131,218	6,864	5.2	128,798
Attributable profit	8,973	6,833	2,141	31.3	14,101
Dividends	(1,832)	(1,708)	(124)	7.3	(3,525)
Other retained earnings	(36,055)	(39,970)	3,915	(9.8)	(40,445)
Minority interests	7,143	8,179	(1,035)	(12.7)	9,037
Goodwill and intangible assets	(15,246)	(15,297)	50	(0.3)	(15,037)
Other deductions	(14,617)	(8,001)	(6,616)	82.7	(8,190)
CET1	86,447	81,253	5,194	6.4	84,739
Preferred shares and other eligible tier 1	10,226	9,578	648	6.8	9,645
Tier 1	96,673	90,830	5,843	6.4	94,385
Generic funds and eligible tier 2 instruments	19,076	16,905	2,172	12.8	17,460
Eligible capital	115,750	107,735	8,014	7.4	111,845
Risk-weighted assets	616,803	625,750	(8,947)	(1.4)	629,430

CET1 capital ratio	14.0	13.0	1.0		13.5
Tier 1 capital ratio	15.7	14.5	1.2		15.0
Total capital ratio	18.8	17.2	1.5		17.8
Note: includes Poland.
1. Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

50	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Segment information
Primary segments

Retail & Commercial Banking										Q
EUR million
				Ex. TSB					Ex. TSB
		/	Q1'26	/	Q1'26		/	H1'25	/	H1'25
Underlying income statement	Q2'26%		% excl. FX	%	% excl. FX	H1'26%		% excl. FX	%	% excl. FX
Net interest income	7,370	8.6	7.0	5.4	3.9	14,159	6.0	4.3	4.4	2.7
Net fee income	1,697	4.0	2.2	3.1	1.4	3,329	8.9	6.3	8.4	5.9
Gains (losses) on financial transactions [1]	151	(15.1)	(14.4)	(17.0)	(16.3)	329	8.3	7.3	7.2	6.1
Other operating income	(367)	16.6	16.0	15.1	14.5	(681)	32.4	31.3	31.5	30.4
Total income	8,851	6.8	5.3	4.1	2.5	17,135	5.8	3.9	4.4	2.5
Total costs	(3,594)	7.1	5.4	3.2	1.5	(6,948)	(1.2)	(2.7)	(3.1)	(4.6)
Net operating income	5,258	6.6	5.2	4.7	3.2	10,188	11.1	8.9	10.1	7.9
Net loan-loss provisions	(2,078)	6.9	4.3	6.1	3.5	(4,021)	9.4	5.7	9.0	5.3
Other gains (losses) and provisions	(204)	99.7	99.1	99.7	99.1	(306)	46.3	48.4	46.4	48.4
Profit before tax	2,976	3.2	2.4	0.4	(0.3)	5,861	10.9	9.6	9.4	8.2
Tax on profit	(757)	(4.7)	(5.5)	(8.0)	(8.8)	(1,550)	4.8	3.5	3.0	1.7
Profit from continuing operations	2,220	6.2	5.4	3.6	2.9	4,310	13.3	12.1	11.9	10.7
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—
Consolidated profit	2,220	6.2	5.4	3.6	2.9	4,310	13.3	12.1	11.9	10.7
Non-controlling interests	(104)	27.9	26.8	27.9	26.8	(186)	23.7	21.9	23.7	21.9
Underlying attributable profit to the parent	2,115	5.3	4.6	2.6	1.9	4,124	12.9	11.7	11.4	10.2

Activity metrics
Gross loans and advances to customers ²	655,098	8.6	7.4	1.6	0.5	655,098	11.2	9.3	4.1	2.3
Customer funds	810,250	9.1	8.0	3.5	2.5	810,250	15.6	13.6	9.7	7.8
Customer deposits ³	686,510	10.0	8.9	3.3	2.3	686,510	14.5	12.8	7.6	6.0
Mutual funds	123,740	4.6	3.4	4.6	3.4	123,740	22.3	18.1	22.3	18.1
Risk-weighted assets	295,406	5.1		0.5		295,406	1.7		(2.8)

Ratios (%), employees and customers
RoTE	17.4	0.7				17.1	0.8
Efficiency ratio	40.6	0.1				40.5	(2.9)
NPL ratio	3.05	(0.13)				3.05	(0.06)
NPL coverage ratio	66	(1)				66	2
Number of employees	125,036	0.9				125,036	(5.4)
Number of total customers (thousands)	154,511	3.8				154,511	7.2
Number of active customers (thousands)	79,633	4.0				79,633	5.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	51

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Retail Spain				Q
EUR million
		/ Q1'26		/ H1'25
Underlying income statement	Q2'26%		H1'26%
Net interest income	1,548	4.8	3,025	2.5
Net fee income	331	(3.8)	675	6.8
Total income	1,949	2.2	3,857	6.4
Total costs	(598)	(1.7)	(1,207)	(8.0)
Net operating income	1,351	4.0	2,650	14.5
Net loan-loss provisions	(187)	59.2	(304)	(44.9)
Profit before tax	1,068	(8.0)	2,229	32.7

Activity metrics
Gross loans and advances to customers [1]	161,116	1.9	161,116	0.6
Customer funds	292,610	3.5	292,610	7.9
Customer deposits [2]	237,924	3.2	237,924	6.1
Mutual funds	54,686	5.0	54,686	16.6

1. Excluding reverse repos.
2. Excluding repos.

Retail UK										Q
EUR million
				Ex. TSB					Ex. TSB
		/	Q1'26	/	Q1'26		/	H1'25	/	H1'25
Underlying income statement	Q2'26%		% excl. FX	%	% excl. FX	H1'26%		% excl. FX	%	% excl. FX
Net interest income	1,428	18.2	17.9	0.5	0.3	2,635	7.3	10.5	(1.4)	1.5
Net fee income	102	26.4	26.1	8.3	8.0	183	32.4	36.3	21.8	25.4
Total income	1,452	22.7	22.5	3.5	3.3	2,635	10.9	14.1	1.3	4.3
Total costs	(763)	16.9	16.7	(3.3)	(3.5)	(1,416)	(3.9)	(1.1)	(12.9)	(10.3)
Net operating income	689	29.8	29.6	11.9	11.6	1,219	35.0	39.0	24.5	28.2
Net loan-loss provisions	(115)	52.5	52.2	32.3	32.0	(191)	69.4	74.4	55.9	60.5
Profit before tax	522	25.4	25.2	6.2	6.0	938	35.8	39.8	24.2	27.9

Activity metrics
Gross loans and advances to customers [1]	275,225	19.8	18.2	1.6	0.2	275,225	21.7	22.3	3.2	3.7
Customer funds	266,699	20.7	19.1	1.9	0.5	266,699	25.7	26.3	6.1	6.6
Customer deposits [2]	259,024	21.6	20.0	2.0	0.7	259,024	25.6	26.1	5.4	5.9
Mutual funds	7,675	(2.7)	(4.0)	(2.7)	(4.0)	7,675	30.3	30.9	30.3	30.9

1. Excluding reverse repos.
2. Excluding repos.

52	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Retail Mexico						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,063	5.6	3.9	2,070	8.0	0.9
Net fee income	274	7.0	5.3	529	22.5	14.5
Total income	1,299	3.6	2.0	2,552	11.5	4.2
Total costs	(523)	4.9	3.2	(1,022)	4.2	(2.6)
Net operating income	775	2.8	1.1	1,529	16.9	9.2
Net loan-loss provisions	(341)	1.2	(0.5)	(679)	21.8	13.9
Profit before tax	426	4.7	3.0	832	10.8	3.5

Activity metrics
Gross loans and advances to customers [1]	39,352	1.5	(2.5)	39,352	12.5	1.4
Customer funds	58,160	4.0	(0.1)	58,160	18.5	6.8
Customer deposits [2]	40,899	2.2	(1.8)	40,899	16.8	5.2
Mutual funds	17,260	8.6	4.3	17,260	22.8	10.6

1. Excluding reverse repos.
2. Excluding repos.

Retail Brazil						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,966	7.5	2.7	3,794	4.9	0.3
Net fee income	567	6.6	1.8	1,100	1.6	(3.0)
Total income	2,423	4.8	0.0	4,737	2.7	(1.9)
Total costs	(1,081)	7.6	2.8	(2,085)	6.1	1.4
Net operating income	1,343	2.6	(2.1)	2,652	0.2	(4.2)
Net loan-loss provisions	(1,032)	7.9	3.1	(1,988)	0.8	(3.7)
Profit before tax	285	(18.4)	(22.6)	634	(5.9)	(10.1)

Activity metrics
Gross loans and advances to customers [1]	70,392	2.3	0.7	70,392	11.7	3.1
Customer funds	94,110	6.9	5.2	94,110	24.9	15.4
Customer deposits [2]	66,975	9.1	7.3	66,975	21.2	11.9
Mutual funds	27,135	1.9	0.2	27,135	35.1	24.8

1. Excluding reverse repos.
2. Excluding repos.

January - June 2026	53

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Openbank						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	2,815	0.7	(0.1)	5,610	1.9	4.1
Net fee income	342	(8.1)	(9.1)	714	5.0	5.9
Gains (losses) on financial transactions [1]	(12)	383.9	397.3	(14)	(39.4)	(38.1)
Other operating income	130	37.7	37.2	225	(14.9)	(11.6)
Total income	3,276	0.5	(0.3)	6,535	1.7	3.8
Total costs	(1,324)	(5.1)	(5.7)	(2,718)	(5.0)	(2.9)
Net operating income	1,952	4.6	3.6	3,817	7.1	9.2
Net loan-loss provisions	(1,029)	(2.4)	(3.4)	(2,084)	0.4	2.7
Other gains (losses) and provisions	(57)	(78.9)	(79.0)	(328)	852.0	894.8
Profit before tax	866	60.5	58.7	1,405	(3.5)	(1.9)
Tax on profit	(243)	45.8	44.4	(409)	47.2	45.2
Profit from continuing operations	623	67.0	65.0	996	(15.4)	(13.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	623	67..0	65.0	996	(15.4)	(13.4)
Non-controlling interests	(86)	4.1	3.8	(169)	25.0	24.7
Underlying attributable profit to the parent	537	85.0	82.4	827	(20.7)	(18.5)

Activity metrics
Gross loans and advances to customers ²	220,241	2.1	1.6	220,241	4.3	2.6
Customer funds	145,426	1.8	1.4	145,426	5.1	3.8
Customer deposits ³	135,631	1.2	0.9	135,631	4.4	3.0
Mutual funds	9,796	9.9	9.5	9,796	17.2	15.8
Risk-weighted assets	160,650	1.5		160,650	3.1

Ratios (%), employees and customers
RoTE	10.2	5.1		7.7	(2.7)
Efficiency ratio	40.4	(2.4)		41.6	(2.9)
NPL ratio	5.61	0.09		5.61	0.64
NPL coverage ratio	70	(1)		70	(7)
Number of employees	29,535	(2.6)		29,535	(5.8)
Number of total customers (thousands)	27,612	1.6		27,612	6.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

54	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Openbank Europe						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,211	0.6	0.2	2,415	6.6	6.2
Net fee income	195	2.5	2.4	385	3.4	3.5
Total income	1,501	0.8	0.5	2,989	5.7	5.5
Total costs	(663)	(6.2)	(6.5)	(1,370)	(6.9)	(7.0)
Net operating income	837	7.2	6.8	1,619	19.4	19.1
Net loan-loss provisions	(347)	1.2	1.0	(689)	11.3	11.2
Profit before tax	433	136.3	134.7	616	(15.3)	(15.6)

Activity metrics
Gross loans and advances to customers [1]	145,717	1.9	1.9	145,717	2.4	2.0
Customer funds	88,644	2.2	2.2	88,644	(0.1)	(0.6)
Customer deposits [2]	82,924	1.7	1.8	82,924	(1.3)	(1.7)
Mutual funds	5,719	9.2	9.2	5,719	19.9	19.9
1. Excluding reverse repos.
2. Excluding repos.

Openbank US						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,097	0.4	(0.3)	2,189	(6.8)	(0.5)
Net fee income	65	(22.4)	(22.9)	148	(15.2)	(9.5)
Total income	1,207	0.6	—	2,406	(8.6)	(2.3)
Total costs	(489)	(5.8)	(6.4)	(1,008)	(9.7)	(3.5)
Net operating income	718	5.5	4.9	1,398	(7.8)	(1.4)
Net loan-loss provisions	(384)	(13.2)	(13.8)	(827)	(16.4)	(10.7)
Profit before tax	338	46.8	46.1	568	13.5	21.2

Activity metrics
Gross loans and advances to customers [1]	49,711	1.3	0.4	49,711	2.7	(0.1)
Customer funds	55,307	0.9	0.0	55,307	12.5	9.4
Customer deposits [2]	51,231	0.2	(0.7)	51,231	12.4	9.3
Mutual funds	4,076	11.1	10.1	4,076	13.6	10.5

1. Excluding reverse repos.
2. Excluding repos.

January - June 2026	55

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Corporate & Investment Banking						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,331	9.8	8.3	2,543	36.9	35.6
Net fee income	725	15.2	14.2	1,353	6.8	7.5
Gains (losses) on financial transactions [1]	66	(87.9)	(88.0)	613	(16.7)	(16.3)
Other operating income	274	—	—	270	4.5	4.7
Total income	2,395	0.5	(0.6)	4,779	16.0	15.9
Total costs	(1,003)	6.1	5.2	(1,948)	5.9	6.9
Net operating income	1,392	(3.2)	(4.4)	2,831	24.2	22.9
Net loan-loss provisions	(238)	15.2	13.8	(444)	450.2	447.3
Other gains (losses) and provisions	(4)	(14.1)	(14.5)	(8)	(25.4)	(24.4)
Profit before tax	1,151	(6.3)	(7.4)	2,379	8.8	7.6
Tax on profit	(262)	(12.9)	(13.9)	(563)	(13.0)	(14.1)
Profit from continuing operations	889	(4.1)	(5.2)	1,816	17.9	16.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	889	(4.1)	(5.2)	1,816	17.9	16.7
Non-controlling interests	(36)	(6.2)	(7.7)	(75)	8.8	6.1
Underlying attributable profit to the parent	853	(4.0)	(5.1)	1,742	18.3	17.2

Activity metrics
Gross loans and advances to customers ²	161,618	2.6	1.8	161,618	25.1	22.0
Customer funds	144,553	(1.3)	(2.1)	144,553	5.0	1.5
Customer deposits ³	130,434	(2.1)	(2.9)	130,434	6.9	3.9
Mutual funds	14,119	7.1	5.6	14,119	(10.2)	(16.2)
Risk-weighted assets	106,989	(0.9)		106,989	8.0

Ratios (%) and employees
RoTE	19.7	(1.2)		20.3	0.8
Efficiency ratio	41.9	2.2		40.8	(3.9)
NPL ratio	1.02	0.17		1.02	0.25
NPL coverage ratio	37	0		37	(6)
Number of employees	13,313	(2.2)		13,313	4.5

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

56	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Wealth Management & Insurance						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	340	7.9	7.4	655	(2.4)	(1.4)
Net fee income	442	(3.2)	(3.8)	898	10.5	11.2
Gains (losses) on financial transactions [1]	135	11.6	10.7	255	40.3	40.6
Other operating income	177	63.5	61.2	285	7.3	4.8
Total income	1,093	9.3	8.5	2,093	8.4	8.7
Total costs	(367)	0.1	(0.6)	(733)	4.5	5.6
Net operating income	726	14.6	13.8	1,360	10.6	10.5
Net loan-loss provisions	2	—	—	(7)	(66.1)	(66.3)
Other gains (losses) and provisions	4	—	—	3	—	—
Profit before tax	732	17.2	16.4	1,356	13.4	13.2
Tax on profit	(127)	6.6	5.9	(246)	(7.1)	(7.0)
Profit from continuing operations	605	19.7	18.8	1,110	19.2	19.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	605	19.7	18.8	1,110	19.2	19.0
Non-controlling interests	(15)	18.2	16.3	(27)	7.8	5.4
Underlying attributable profit to the parent	590	19.7	18.9	1,083	19.5	19.3

Activity metrics
Gross loans and advances to customers ²	27,071	6.6	5.8	27,071	7.6	5.8
Customer funds	193,687	6.0	5.4	193,687	14.7	12.4
Customer deposits ³	56,591	1.8	1.2	56,591	0.1	(1.0)
Mutual funds	137,096	7.9	7.2	137,096	22.1	19.1
Risk-weighted assets	18,020	(1.3)		18,020	9.1
Assets under management	580,941	6.6	5.8	580,941	16.8	13.2
Gross written premiums	3,398	21.0	19.7	6,205	11.9	11.1

Ratios (%), employees and customers
RoTE	62.5	11.0		56.9	(3.0)
Efficiency ratio	33.6	(3.1)		35.0	(1.3)
NPL ratio	1.17	(0.02)		1.17	0.21
NPL coverage ratio	50	(7)		50	(21)
Number of employees	7,315	(0.1)		7,315	(1.0)
Number of Private Banking customers (thousands) [4]	302	6.6		302	4.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Affected by a perimeter change. On a like-for-like basis, year-on-year growth would be +11%.

January - June 2026	57

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Payment Solutions						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	37	(19.8)	(23.1)	82	2.3	(1.7)
Net fee income	290	5.9	4.2	563	10.4	7.5
Gains (losses) on financial transactions [1]	0	—	—	0	(99.9)	(99.9)
Other operating income	61	(4.4)	(4.5)	126	58.0	57.8
Total income	387	1.0	(0.7)	771	20.2	17.1
Total costs	(337)	4.9	3.8	(657)	9.5	7.6
Net operating income	51	(19.0)	(22.9)	114	176.5	138.3
Net loan-loss provisions	(6)	(52.8)	(54.7)	(20)	85.1	80.5
Other gains (losses) and provisions	(1)	—	—	(1)	(85.6)	(85.6)
Profit before tax	43	(12.2)	(16.8)	92	326.6	230.4
Tax on profit	24	—	—	(2)	10.4	(55.6)
Profit from continuing operations	67	187.2	175.3	91	348.6	271.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	67	187.2	175.3	91	348.6	271.5
Non-controlling interests	(9)	134.5	135.0	(13)	174.1	165.9
Underlying attributable profit to the parent	59	197.4	182.7	78	400.2	297.0

Activity metrics
Gross loans and advances to customers ²	1,106	(5.6)	(7.5)	1,106	(11.4)	(18.0)
Customer funds	1,876	5.5	5.5	1,876	87.9	87.9
Customer deposits ³	1,876	5.5	5.5	1,876	87.9	87.9
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	5,621	18.5		5,621	(9.2)

Ratios (%) and employees
EBITDA margin	31.7	(1.7)		32.6	3.8
NPL ratio	4.71	0.75		4.71	1.62
NPL coverage ratio	57	0		57	4
Number of employees	8,213	0.1		8,213	0.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

58	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Corporate Centre						Q
EUR million
			/ Q1'26			/ H1'25
Underlying income statement	Q2'26	Q1'26%		H1'26	H1'25%
Net interest income	(200)	(138)	44.8	(338)	(232)	45.9
Net fee income	(1)	(6)	(87.3)	(6)	(16)	(60.6)
Gains (losses) on financial transactions [1]	(259)	(191)	35.6	(450)	(143)	214.1
Other operating income	165	164	0.7	329	39	751.4
Total income	(295)	(171)	72.3	(466)	(353)	32.2
Total costs	(104)	(103)	1.7	(207)	(214)	(3.2)
Net operating income	(399)	(274)	45.9	(673)	(567)	18.8
Net loan-loss provisions	0	2	(74.7)	2	(197)	—
Other gains (losses) and provisions	(51)	(24)	114.5	(75)	(43)	74.7
Profit before tax	(450)	(296)	52.1	(746)	(807)	(7.5)
Tax on profit	65	155	(58.0)	221	93	136.1
Profit from continuing operations	(385)	(141)	173.8	(526)	(713)	(26.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(385)	(141)	173.8	(526)	(713)	(26.3)
Non-controlling interests	0	0	62.3	0	0	—
Underlying attributable profit to the parent	(385)	(141)	173.9	(525)	(713)	(26.4)

Balance sheet
Loans and advances to customers	6,379	6,967	(8.4)	6,379	7,208	(11.5)
Cash, central banks and credit institutions	122,570	113,576	7.9	122,570	101,315	21.0
Debt instruments	17,962	12,034	49.3	17,962	10,556	70.2
Other financial assets	2,994	2,802	6.8	2,994	1,784	67.8
Other asset accounts	121,433	122,273	(0.7)	121,433	179,007	(32.2)
Total assets	271,337	257,652	5.3	271,337	299,870	(9.5)
Customer deposits	1,501	1,360	10.4	1,501	1,841	(18.5)
Central banks and credit institutions	30,909	29,650	4.2	30,909	22,262	38.8
Marketable debt securities	125,556	111,805	12.3	125,556	109,719	14.4
Other financial liabilities	934	2,860	(67.4)	934	14	—
Other liabilities accounts	6,618	5,516	20.0	6,618	66,700	(90.1)
Total liabilities	165,517	151,191	9.5	165,517	200,536	(17.5)
Total equity	105,820	106,462	(0.6)	105,820	99,334	6.5

Memorandum items:
Gross loans and advances to customers [2]	6,429	7,013	(8.3)	6,429	7,365	(12.7)
Customer funds	1,501	1,360	10.4	1,501	1,841	(18.5)
Customer deposits [3]	1,501	1,360	10.4	1,501	1,841	(18.5)
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,867	1,866	0.0	1,867	1,812	3.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	59

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment
Secondary segments

Spain
EUR million
		/ Q1'26		/ H1'25
Underlying income statement	Q2'26%		H1'26%
Net interest income	2,000	7.5	3,860	7.7
Net fee income	824	7.8	1,588	5.7
Gains (losses) on financial transactions [1]	16	(96.3)	440	(23.0)
Other operating income	387	272.5	491	7.2
Total income	3,227	2.4	6,380	4.3
Total costs	(1,063)	(1.6)	(2,142)	(2.7)
Net operating income	2,164	4.4	4,238	8.2
Net loan-loss provisions	(331)	26.7	(592)	(1.2)
Other gains (losses) and provisions	(96)	361.9	(117)	38.8
Profit before tax	1,738	(3.0)	3,529	9.2
Tax on profit	(489)	(3.4)	(995)	2.2
Profit from continuing operations	1,249	(2.9)	2,534	12.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,249	(2.9)	2,534	12.2
Non-controlling interests	(1)	—	(1)	163.2
Underlying attributable profit to the parent	1,248	(2.9)	2,534	12.2

Balance sheet
Loans and advances to customers	295,419	6.7	295,419	11.9
Cash, central banks and credit institutions	63,122	(16.6)	63,122	(35.5)
Debt instruments	134,989	3.1	134,989	40.7
Other financial assets	56,329	0.1	56,329	15.7
Other asset accounts	16,645	(5.0)	16,645	(21.3)
Total assets	566,503	1.6	566,503	7.4
Customer deposits	360,569	0.0	360,569	4.1
Central banks and credit institutions	67,692	19.5	67,692	35.8
Marketable debt securities	28,908	1.6	28,908	9.6
Other financial liabilities	68,510	(3.4)	68,510	9.2
Other liabilities accounts	22,060	0.4	22,060	2.4
Total liabilities	547,739	1.7	547,739	8.1
Total equity	18,764	(1.6)	18,764	(9.6)

Memorandum items:
Gross loans and advances to customers [2]	251,026	2.6	251,026	8.0
Customer funds	438,012	2.3	438,012	8.2
Customer deposits [3]	321,426	1.2	321,426	5.0
Mutual funds	116,586	5.6	116,586	17.8

Ratios (%), branches and customers
RoTE	26.3	0.4	26.2	4.8
Efficiency ratio	32.9	(1.3)	33.6	(2.4)
NPL ratio	1.87	(0.07)	1.87	(0.25)
NPL coverage ratio	53	0	53	0
Number of branches	1,458	(9.3)	1,458	(15.4)
Number of total customers (thousands)	15,442	0.5	15,442	0.4
Number of active customers (thousands)	9,440	1.3	9,440	4.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

UK
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,453	17.7	17.5	2,687	5.7	8.8
Net fee income	117	25.9	25.7	26	25.7	29.6
Gains (losses) on financial transactions [1]	(11)	(56.6)	(56.8)	(37)	(45.5)	(43.9)
Other operating income	(67)	(16.1)	(16.3)	(147)	(1.4)	1.5
Total income	1,491	22.1	21.9	2,713	8.8	12.0
Total costs	(777)	16.6	16.3	(1,444)	(4.9)	(2.1)
Net operating income	714	28.8	28.5	1,268	30.2	34.1
Net loan-loss provisions	(115)	52.5	52.2	(191)	69.4	74.4
Other gains (losses) and provisions	(52)	33.0	32.7	(90)	(9.1)	(6.4)
Profit before tax	547	24.4	24.1	987	29.5	33.4
Tax on profit	(141)	17.2	17.0	(262)	29.7	33.5
Profit from continuing operations	406	27.0	26.8	725	29.5	33.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	406	27.0	26.8	725	29.5	33.3
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	406	27.0	26.8	725	29.5	33.3

Balance sheet
Loans and advances to customers	286,813	15.6	14.0	286,813	19.5	20.1
Cash, central banks and credit institutions	62,810	15.5	14.0	62,810	6.3	6.8
Debt instruments	13,156	25.9	24.2	13,156	0.8	1.3
Other financial assets	759	122.6	119.6	759	161.6	162.8
Other asset accounts	7,043	99.5	96.8	7,043	55.5	56.2
Total assets	370,582	17.0	15.4	370,582	16.9	17.5
Customer deposits	271,367	20.7	19.1	271,367	21.8	22.3
Central banks and credit institutions	20,171	2.7	1.3	20,171	(14.4)	(14.0)
Marketable debt securities	58,709	7.0	5.6	58,709	10.0	10.5
Other financial liabilities	3,446	10.3	8.8	3,446	25.7	26.2
Other liabilities accounts	2,598	38.8	37.0	2,598	32.5	33.1
Total liabilities	356,291	17.1	15.5	356,291	17.0	17.5
Total equity	14,291	13.7	12.2	14,291	14.8	15.3

Memorandum items:
Gross loans and advances to customers [2]	276,971	19.7	18.0	276,971	20.7	21.3
Customer funds	274,500	20.4	18.8	274,500	22.6	23.1
Customer deposits [3]	266,554	21.1	19.5	266,554	23.2	23.7
Mutual funds	7,946	0.7	(0.6)	7,946	5.7	6.2

Ratios (%), branches and customers
RoTE	11.7	2.0		10.7	1.8
Efficiency ratio	52.1	(2.5)		53.2	(7.7)
NPL ratio	0.97	(0.07)		0.97	(0.28)
NPL coverage ratio	35	2		35	4
Number of branches	484	38.7		484	15.2
Number of total customers (thousands)	26,954	18.5		26,954	19.4
Number of active customers (thousands)	15,924	18.0		15,924	17.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	61

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Portugal
EUR million
		/ Q1'26		/ H1'25
Underlying income statement	Q2'26%		H1'26%
Net interest income	333	(1.7)	672	(1.7)
Net fee income	133	0.6	266	4.5
Gains (losses) on financial transactions [1]	7	(51.7)	21	(46.5)
Other operating income	(31)	—	(22)	—
Total income	443	(10.4)	937	(5.2)
Total costs	(132)	(1.1)	(266)	(0.6)
Net operating income	311	(13.8)	672	(6.9)
Net loan-loss provisions	(10)	(21.7)	(22)	—
Other gains (losses) and provisions	(10)	4.6	(19)	—
Profit before tax	292	(14.0)	631	(13.6)
Tax on profit	(70)	(20.9)	(159)	(22.2)
Profit from continuing operations	221	(11.6)	472	(10.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	221	(11.6)	472	(10.3)
Non-controlling interests	0	(92.3)	0	(60.0)
Underlying attributable profit to the parent	221	(11.5)	471	(10.2)

Balance sheet
Loans and advances to customers	42,640	1.3	42,640	7.4
Cash, central banks and credit institutions	2,638	(32.0)	2,638	(34.1)
Debt instruments	16,331	0.0	16,331	7.7
Other financial assets	1,372	6.4	1,372	16.8
Other asset accounts	951	3.2	951	(8.7)
Total assets	63,932	(0.9)	63,932	4.7
Customer deposits	41,947	1.5	41,947	5.7
Central banks and credit institutions	8,430	(25.4)	8,430	(4.9)
Marketable debt securities	6,705	20.2	6,705	20.1
Other financial liabilities	285	(7.8)	285	(17.1)
Other liabilities accounts	3,399	9.8	3,399	(0.4)
Total liabilities	60,766	(1.4)	60,766	5.0
Total equity	3,166	8.9	3,166	(1.0)

Memorandum items:
Gross loans and advances to customers [2]	43,296	1.1	43,296	7.1
Customer funds	47,794	1.9	47,794	6.5
Customer deposits [3]	41,947	1.5	41,947	5.7
Mutual funds	5,847	4.7	5,847	12.4

Ratios (%), branches and customers
RoTE	28.6	(2.0)	29.7	(1.4)
Efficiency ratio	29.8	2.8	28.3	1.3
NPL ratio	1.77	(0.17)	1.77	(0.37)
NPL coverage ratio	82	(1)	82	1
Number of branches	281	(5.4)	281	(24.7)
Number of total customers (thousands)	2,963	(0.1)	2,963	0.0
Number of active customers (thousands)	1,957	0.3	1,957	1.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Openbank Europe
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,211	0.6	0.2	2,415	6.6	6.2
Net fee income	195	2.5	2.4	385	3.4	3.5
Gains (losses) on financial transactions [1]	(20)	89.6	89.8	(30)	46.7	47.1
Other operating income	114	9.0	8.7	219	5.0	5.9
Total income	1,501	0.8	0.5	2,989	5.7	5.5
Total costs	(663)	(6.2)	(6.5)	(1,370)	(6.9)	(7.0)
Net operating income	837	7.2	6.8	1,619	19.4	19.1
Net loan-loss provisions	(347)	1.2	1.0	(689)	11.3	11.2
Other gains (losses) and provisions	(58)	(77.4)	(77.5)	(314)	—	—
Profit before tax	433	136.3	134.7	616	(15.3)	(15.6)
Tax on profit	(148)	123.2	122.3	(215)	2.8	2.4
Profit from continuing operations	285	143.7	141.7	402	(22.5)	(22.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	285	143.7	141.7	402	(22.5)	(22.9)
Non-controlling interests	(77)	6.9	7.0	(149)	21.5	21.6
Underlying attributable profit to the parent	208	363.2	354.5	253	(36.2)	(36.6)

Balance sheet
Loans and advances to customers	142,447	2.0	1.9	142,447	2.3	1.9
Cash, central banks and credit institutions	15,581	(3.7)	(3.9)	15,581	(11.9)	(12.2)
Debt instruments	7,409	1.7	1.8	7,409	(8.7)	(8.9)
Other financial assets	74	(55.9)	(55.9)	74	(29.6)	(29.6)
Other asset accounts	12,710	5.5	5.4	12,710	8.2	7.8
Total assets	178,221	1.6	1.6	178,221	0.7	0.4
Customer deposits	82,924	1.7	1.8	82,924	(1.3)	(1.7)
Central banks and credit institutions	29,219	6.9	6.3	29,219	(6.3)	(6.5)
Marketable debt securities	44,523	(0.8)	(0.8)	44,523	11.9	11.7
Other financial liabilities	2,468	11.7	11.7	2,468	(4.5)	(4.6)
Other liabilities accounts	6,345	2.7	2.6	6,345	11.6	11.2
Total liabilities	165,479	2.1	2.0	165,479	1.4	1.0
Total equity	12,743	(3.7)	(3.6)	12,743	(7.2)	(7.7)

Memorandum items:
Gross loans and advances to customers [2]	145,717	1.9	1.9	145,717	2.4	2.0
Customer funds	88,644	2.2	2.2	88,644	(0.1)	(0.6)
Customer deposits [3]	82,924	1.7	1.8	82,924	(1.3)	(1.7)
Mutual funds	5,719	9.2	9.2	5,719	19.9	19.9

Ratios (%), branches and customers
RoTE	7.9	7.1		4.3	(2.6)
Efficiency ratio	44.2	(3.3)		45.8	(6.2)
NPL ratio	2.57	(0.07)		2.57	(0.05)
NPL coverage ratio	88	0		88	6
Number of branches	293	(0.3)		293	(1.3)
Number of total customers (thousands)	20,263	1.1		20,263	3.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	63

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

US
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,475	2.8	2.2	2,909	(1.4)	5.4
Net fee income	386	4.5	3.9	755	11.3	18.9
Gains (losses) on financial transactions [1]	117	(19.8)	(20.3)	263	53.0	63.4
Other operating income	50	79.9	79.0	77	(39.7)	(35.6)
Total income	2,027	2.6	1.9	4,004	2.0	8.9
Total costs	(896)	(4.4)	(5.0)	(1,833)	(6.9)	(0.5)
Net operating income	1,131	8.8	8.1	2,171	10.8	18.4
Net loan-loss provisions	(427)	(8.2)	(8.8)	(892)	(13.2)	(7.3)
Other gains (losses) and provisions	4	—	—	(5)	(82.2)	(81.0)
Profit before tax	708	25.1	24.4	1,274	41.0	50.6
Tax on profit	(148)	7.4	6.8	(285)	339.5	369.5
Profit from continuing operations	560	30.7	30.0	989	17.9	25.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	560	30.7	30.0	989	17.9	25.9
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	560	30.7	30.0	989	17.9	25.9

Balance sheet
Loans and advances to customers	153,078	9.1	8.1	153,078	24.8	21.4
Cash, central banks and credit institutions	21,170	(10.4)	(11.2)	21,170	(24.6)	(26.7)
Debt instruments	34,647	1.7	0.8	34,647	(9.2)	(11.7)
Other financial assets	3,996	18.9	17.8	3,996	75.0	70.1
Other asset accounts	10,165	(2.0)	(2.9)	10,165	(21.5)	(23.6)
Total assets	223,056	5.3	4.4	223,056	9.3	6.3
Customer deposits	133,484	8.8	7.9	133,484	17.2	13.9
Central banks and credit institutions	37,799	0.6	(0.3)	37,799	0.2	(2.6)
Marketable debt securities	25,747	(1.7)	(2.5)	25,747	(10.2)	(12.6)
Other financial liabilities	7,466	4.6	3.7	7,466	28.2	24.7
Other liabilities accounts	3,099	12.0	11.0	3,099	0.8	(2.0)
Total liabilities	207,594	5.8	4.8	207,594	9.7	6.7
Total equity	15,463	0.1	(0.8)	15,463	4.2	1.4

Memorandum items:
Gross loans and advances to customers [2]	115,701	0.7	(0.2)	115,701	9.2	6.2
Customer funds	103,278	1.8	0.9	103,278	6.5	3.6
Customer deposits [3]	86,157	0.4	(0.5)	86,157	4.0	1.2
Mutual funds	17,121	9.5	8.5	17,121	20.9	17.5

Ratios (%), branches and customers
RoTE	14.7	3.1		13.2	2.2
Efficiency ratio	44.2	(3.2)		45.8	(4.3)
NPL ratio	4.43	(0.21)		4.43	(0.17)
NPL coverage ratio	53	(1)		53	(10)
Number of branches	372	(1.3)		372	(7.7)
Number of total customers (thousands)	4,288	(1.9)		4,288	(4.2)
Number of active customers (thousands)	4,109	(1.2)		4,109	(4.0)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

64	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Mexico
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,295	7.2	5.5	2,502	11.8	4.5
Net fee income	405	1.6	0.0	804	16.7	9.0
Gains (losses) on financial transactions [1]	107	44.3	42.3	182	33.1	24.4
Other operating income	(52)	110.1	107.5	(76)	42.0	32.7
Total income	1,756	6.0	4.3	3,412	13.4	5.9
Total costs	(707)	3.9	2.2	(1,388)	5.9	(1.0)
Net operating income	1,048	7.4	5.7	2,024	19.1	11.3
Net loan-loss provisions	(366)	1.9	0.2	(725)	19.5	11.6
Other gains (losses) and provisions	(9)	(20.4)	(21.8)	(19)	—	—
Profit before tax	674	11.2	9.5	1,280	17.1	9.4
Tax on profit	(199)	7.7	6.0	(383)	28.9	20.4
Profit from continuing operations	476	12.7	11.0	897	12.7	5.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	476	12.7	11.0	897	12.7	5.3
Non-controlling interests	0	(82.8)	(83.8)	(1)	(72.4)	(74.2)
Underlying attributable profit to the parent	475	12.8	11.1	897	12.9	5.5

Balance sheet
Loans and advances to customers	51,531	3.0	(1.1)	51,531	19.9	8.0
Cash, central banks and credit institutions	15,731	18.6	14.0	15,731	46.5	32.0
Debt instruments	33,515	0.7	(3.2)	33,515	25.6	13.1
Other financial assets	4,782	(7.0)	(10.6)	4,782	15.9	4.5
Other asset accounts	5,673	(1.7)	(5.6)	5,673	5.5	(5.0)
Total assets	111,231	3.5	(0.6)	111,231	23.7	11.5
Customer deposits	60,829	6.6	2.4	60,829	25.7	13.2
Central banks and credit institutions	17,072	6.0	1.9	17,072	19.6	7.7
Marketable debt securities	10,725	8.3	4.1	10,725	15.8	4.3
Other financial liabilities	10,195	(15.3)	(18.6)	10,195	38.6	24.9
Other liabilities accounts	3,101	(7.4)	(11.0)	3,101	13.3	2.1
Total liabilities	101,921	3.5	(0.5)	101,921	24.3	11.9
Total equity	9,310	2.9	(1.1)	9,310	18.1	6.4

Memorandum items:
Gross loans and advances to customers [2]	53,145	3.2	(0.9)	53,145	19.9	8.0
Customer funds	73,257	4.8	0.7	73,257	17.5	5.9
Customer deposits [3]	47,819	2.4	(1.6)	47,819	15.9	4.4
Mutual funds	25,439	9.7	5.4	25,439	20.7	8.8

Ratios (%), branches and customers
RoTE	21.5	1.7		20.7	(0.3)
Efficiency ratio	40.3	(0.8)		40.7	(2.8)
NPL ratio	2.97	0.20		2.97	0.04
NPL coverage ratio	100	(3)		100	1
Number of branches	1,264	(0.2)		1,264	(5.1)
Number of total customers (thousands)	23,538	2.5		23,538	8.5
Number of active customers (thousands)	12,889	4.2		12,889	14.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	65

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Brazil
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	2,611	6.3	1.6	5,067	6.9	2.1
Net fee income	819	2.8	(1.8)	1,615	4.3	(0.4)
Gains (losses) on financial transactions [1]	(92)	688.7	668.2	(104)	650.8	617.3
Other operating income	(1)	—	—	16	(51.4)	(53.5)
Total income	3,337	2.4	(2.2)	6,595	4.5	(0.1)
Total costs	(1,385)	7.9	3.1	(2,669)	8.2	3.3
Net operating income	1,952	(1.1)	(5.7)	3,926	2.2	(2.4)
Net loan-loss provisions	(1,266)	8.3	3.5	(2,436)	6.4	1.6
Other gains (losses) and provisions	(29)	532.0	515.0	(33)	—	—
Profit before tax	657	(17.8)	(22.0)	1,457	(6.1)	(10.3)
Tax on profit	(50)	(75.2)	(78.1)	(251)	(44.9)	(47.4)
Profit from continuing operations	607	1.5	(3.2)	1,206	10.1	5.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	607	1.5	(3.2)	1,206	10.1	5.1
Non-controlling interests	(57)	(0.4)	(5.1)	(113)	13.8	8.8
Underlying attributable profit to the parent	551	1.7	(3.0)	1,093	9.7	4.8

Balance sheet
Loans and advances to customers	94,142	2.0	0.3	94,142	11.2	2.7
Cash, central banks and credit institutions	59,854	(1.3)	(2.9)	59,854	15.9	7.0
Debt instruments	54,535	10.5	8.7	54,535	21.3	12.1
Other financial assets	7,806	(38.9)	(39.9)	7,806	(15.4)	(21.9)
Other asset accounts	16,702	5.1	3.4	16,702	11.8	3.3
Total assets	233,039	0.9	(0.7)	233,039	13.4	4.8
Customer deposits	108,127	8.0	6.3	108,127	19.1	10.0
Central banks and credit institutions	35,686	(1.8)	(3.4)	35,686	5.7	(2.4)
Marketable debt securities	31,977	1.2	(0.4)	31,977	20.2	11.1
Other financial liabilities	33,424	(16.4)	(17.8)	33,424	3.1	(4.8)
Other liabilities accounts	6,446	5.1	3.4	6,446	4.4	(3.6)
Total liabilities	215,661	0.7	(0.9)	215,661	13.7	5.0
Total equity	17,378	3.0	1.4	17,378	10.5	2.0

Memorandum items:
Gross loans and advances to customers [2]	99,966	1.8	0.2	99,966	11.9	3.4
Customer funds	152,212	5.2	3.5	152,212	16.6	7.7
Customer deposits [3]	92,588	7.0	5.3	92,588	16.8	7.9
Mutual funds	59,623	2.4	0.8	59,623	16.3	7.4

Ratios (%), branches and customers
RoTE	14.2	(0.6)		14.5	0.3
Efficiency ratio	41.5	2.1		40.5	1.4
NPL ratio	7.89	0.67		7.89	1.35
NPL coverage ratio	72	(7)		72	(10)
Number of branches	1,515	(2.3)		1,515	(19.8)
Number of total customers (thousands)	76,189	1.3		76,189	6.3
Number of active customers (thousands)	34,381	0.6		34,381	2.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

66	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Chile
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	608	25.3	26.4	1,093	9.0	8.9
Net fee income	146	(8.6)	(7.7)	306	3.1	3.0
Gains (losses) on financial transactions [1]	58	(29.8)	(29.0)	140	16.9	16.7
Other operating income	(2)	—	—	0	(94.6)	(94.6)
Total income	809	11.1	12.1	1,538	9.1	8.9
Total costs	(236)	6.6	7.6	(457)	(6.5)	(6.6)
Net operating income	573	13.1	14.1	1,081	17.3	17.2
Net loan-loss provisions	(147)	7.7	8.6	(284)	(3.4)	(3.5)
Other gains (losses) and provisions	(6)	(35.9)	(35.1)	(16)	227.6	227.3
Profit before tax	420	16.4	17.4	781	25.5	25.3
Tax on profit	(53)	(16.3)	(15.4)	(116)	26.5	26.3
Profit from continuing operations	367	23.3	24.4	666	25.3	25.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	367	23.3	24.4	666	25.3	25.2
Non-controlling interests	(108)	22.7	23.7	(196)	20.9	20.8
Underlying attributable profit to the parent	259	23.6	24.6	469	27.2	27.1

Balance sheet
Loans and advances to customers	41,154	2.2	0.3	41,154	7.4	3.2
Cash, central banks and credit institutions	6,478	(1.5)	(3.3)	6,478	44.7	39.1
Debt instruments	10,508	13.5	11.4	10,508	26.8	21.8
Other financial assets	10,925	(4.1)	(5.9)	10,925	(2.7)	(6.5)
Other asset accounts	2,289	(3.1)	(4.9)	2,289	13.5	9.0
Total assets	71,354	2.2	0.3	71,354	10.9	6.6
Customer deposits	31,496	7.8	5.8	31,496	15.4	10.9
Central banks and credit institutions	10,401	2.9	1.0	10,401	20.6	15.9
Marketable debt securities	9,373	(1.7)	(3.5)	9,373	(3.8)	(7.6)
Other financial liabilities	12,108	(3.2)	(5.0)	12,108	3.3	(0.8)
Other liabilities accounts	2,112	(16.0)	(17.6)	2,112	4.9	0.8
Total liabilities	65,489	2.5	0.6	65,489	10.2	5.9
Total equity	5,865	(1.7)	(3.5)	5,865	18.8	14.2

Memorandum items:
Gross loans and advances to customers [2]	42,369	2.5	0.6	42,369	8.8	4.5
Customer funds	44,833	6.8	4.9	44,833	14.8	10.3
Customer deposits [3]	30,335	6.4	4.4	30,335	14.0	9.5
Mutual funds	14,498	7.8	5.8	14,498	16.5	12.0

Ratios (%), branches and customers
RoTE	24.8	5.6		22.0	2.5
Efficiency ratio	29.2	(1.2)		29.7	(4.9)
NPL ratio	5.79	0.04		5.79	0.36
NPL coverage ratio	47	0		47	(2)
Number of branches	223	(2.2)		223	(3.5)
Number of total customers (thousands)	4,826	1.4		4,826	6.9
Number of active customers (thousands)	2,693	(0.1)		2,693	1.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	67

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Argentina
EUR million
		/ Q1'26		/ H1'25
Underlying income statement	Q2'26%		H1'26%
Net interest income	562	(6.4)	1,162	23.8
Net fee income	232	5.7	452	15.9
Gains (losses) on financial transactions [1]	70	50.4	116	(4.1)
Other operating income	(156)	(29.2)	(376)	23.1
Total income	708	9.6	1,355	18.3
Total costs	(255)	(3.3)	(518)	(0.5)
Net operating income	454	18.4	837	34.0
Net loan-loss provisions	(265)	(18.9)	(592)	183.2
Other gains (losses) and provisions	(8)	(48.5)	(23)	2.3
Profit before tax	180	342.3	221	(43.6)
Tax on profit	(38)	—	(27)	(79.3)
Profit from continuing operations	142	172.9	194	(26.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	142	172.9	194	(26.0)
Non-controlling interests	0	194.8	0	(39.3)
Underlying attributable profit to the parent	142	172.9	194	(26.0)

Balance sheet
Loans and advances to customers	9,012	4.1	9,012	4.7
Cash, central banks and credit institutions	3,751	(6.3)	3,751	(8.3)
Debt instruments	4,284	32.0	4,284	51.9
Other financial assets	55	11.3	55	(19.3)
Other asset accounts	1,329	7.3	1,329	38.1
Total assets	18,431	7.2	18,431	11.4
Customer deposits	12,012	7.6	12,012	4.7
Central banks and credit institutions	983	(10.0)	983	65.4
Marketable debt securities	316	72.7	316	5.7
Other financial liabilities	1,604	26.8	1,604	47.5
Other liabilities accounts	504	(17.2)	504	(1.8)
Total liabilities	15,419	7.7	15,419	10.4
Total equity	3,012	4.6	3,012	16.8

Memorandum items:
Gross loans and advances to customers [2]	9,896	4.2	9,896	10.1
Customer funds	20,520	9.7	20,520	15.5
Customer deposits [3]	12,012	7.6	12,012	4.7
Mutual funds	8,507	12.9	8,507	35.4

Ratios (%), branches and customers
RoTE	20.4	13.4	13.9	(7.9)
Efficiency ratio	36.0	(4.8)	38.2	(7.2)
NPL ratio	9.93	(0.12)	9.93	6.17
NPL coverage ratio	89	(1)	89	(32)
Number of branches	366	(3.7)	366	(9.6)
Number of total customers (thousands)	5,580	2.1	5,580	4.9
Number of active customers (thousands)	3,719	1.8	3,719	1.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

68	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Information by segment

Rest of the Group
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	344	2.1	2.8	682	30.5	31.2
Net fee income	237	(0.9)	(0.6)	476	11.3	12.3
Gains (losses) on financial transactions [1]	89	(13.0)	(14.5)	190	72.6	73.7
Other operating income	32	214.0	224.3	42	36.1	36.9
Total income	702	2.0	2.3	1,391	27.4	28.3
Total costs	(508)	24.5	25.0	(916)	11.4	12.3
Net operating income	194	(30.8)	(30.8)	474	76.3	77.0
Net loan-loss provisions	(76)	(3.0)	(1.3)	(155)	38.5	35.9
Other gains (losses) and provisions	1	—	—	(4)	(86.9)	(86.9)
Profit before tax	119	(39.8)	(40.0)	316	144.7	151.0
Tax on profit	(28)	(42.6)	(43.6)	(77)	84.0	83.8
Profit from continuing operations	91	(38.8)	(38.8)	239	173.9	184.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	91	(38.8)	(38.8)	239	173.9	184.5
Non-controlling interests	(9)	591.9	507.4	(10)	—	—
Underlying attributable profit to the parent	82	(44.2)	(44.0)	229	150.4	160.4

Balance sheet
Loans and advances to customers	26,546	4.9	2.5	26,546	13.9	8.0
Cash, central banks and credit institutions	11,404	(23.2)	(24.1)	11,404	68.6	62.4
Debt instruments	14,323	4.3	3.3	14,323	171.2	162.4
Other financial assets	3,140	42.5	39.7	3,140	21.0	13.5
Other asset accounts	3,630	9.1	8.3	3,630	15.3	13.2
Total assets	59,043	(0.6)	(2.2)	59,043	43.6	37.2
Customer deposits	29,506	(0.4)	(2.1)	29,506	36.1	30.6
Central banks and credit institutions	13,944	(8.5)	(10.2)	13,944	53.6	42.7
Marketable debt securities	5,529	(2.2)	(2.7)	5,529	115.7	112.9
Other financial liabilities	3,576	32.7	30.0	3,576	54.4	48.9
Other liabilities accounts	1,683	17.5	15.8	1,683	33.0	29.4
Total liabilities	54,238	(0.8)	(2.3)	54,238	47.0	40.3
Total equity	4,805	0.7	(0.9)	4,805	14.3	9.7

Memorandum items:
Gross loans and advances to customers [2]	27,047	4.9	2.5	27,047	13.9	8.0
Customer funds	52,743	6.2	5.0	52,743	41.2	37.3
Customer deposits [3]	29,278	(0.4)	(2.1)	29,278	36.5	30.9
Mutual funds	23,465	15.7	15.3	23,465	47.6	46.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	69

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures
Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations used by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the 'Financial information by segment' section, covering the primary and secondary segments, results are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.
As a result of the announcement of the Poland disposal on 5 May 2025 and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025. Consequently, the results affected by the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations. In Q1 2026, this line 'profit/(loss) after tax from discontinued operations' recorded the capital gain from the completion of the Poland disposal.
The Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025 and the capital gain from the completion of the Poland disposal in Q1 2026 in a single line item, 'non-recurring items'. The impacts recorded in this line are therefore excluded from the Group's underlying profit, thereby enabling a consistent comparison.
From Q2 2026, there no additional impacts from the Poland disposal.
Following the completion of the TSB acquisition, TSB results have been included line by line in both the statutory and underlying income statements from May 2026.
However, in the underlying income statement, the restructuring costs associated with this transaction were recorded under ‘non-recurring items’, as they are costs associated with M&A activity and, therefore, are excluded from the Group’s underlying attributable profit.

70	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-June 2026
	Statutory results	Adjustments	Underlying results
Net interest income	22,711	—	22,711
Net fee income	6,851	—	6,851
Gains (losses) on financial transactions [1]	732	—	732
Other operating income	528	25	553
Total income	30,822	25	30,847
Total costs	(12,535)	(676)	(13,211)
Net operating income	18,287	(651)	17,636
Net loan-loss provisions	(6,574)	—	(6,574)
Other gains (losses) and provisions	(1,752)	1,037	(715)
Profit before tax	9,961	386	10,347
Tax on profit	(2,442)	(107)	(2,549)
Profit from continuing operations	7,519	279	7,798
Net profit from discontinued operations	1,895	(1,895)	—
Consolidated profit	9,414	(1,616)	7,798
Non-controlling interests	(441)	(29)	(470)
Profit attributable to the parent	8,973	(1,645)	7,328
1. Includes exchange differences.

Explanation of adjustments corresponding to 2026 results:
•Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 676 million.
•In the statutory income statement, the EUR 1,895 million capital gain resulting from the completion of the Poland disposal in Q1 2026 was recorded in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, said capital gain is excluded from underlying profit.
•In the statutory income statement, EUR 250 million (net of tax) of restructuring costs associated with the TSB acquisition in Q2 2026 were recorded in the 'provisions or reversal of provisions' line item, aggregated in 'other gains (losses) and provisions'. However, in the underlying income statement, these costs have been excluded from underlying profit.
•In Q2 2026, an additional provision totalling EUR 39 million, net of tax and non-controlling interests, was recorded for or potential complaints related to motor finance dealer commissions in the UK associated with our joint ventures. In the underlying income statement, this provision has been reclassified from a line item that is aggregated within ‘other operating income’, from 'tax on profit' and from 'non-controlling interests' to 'other gains (losses) and provisions', thereby recording the full amount in aggregate in a single line item.

January - June 2026	71

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-June 2025
	Statutory results	Adjustments	Underlying results
Net interest income	21,211	26	21,237
Net fee income	6,342	(31)	6,311
Gains (losses) on financial transactions [1]	1,032	(6)	1,026
Other operating income	393	(1)	392
Total income	28,978	(12)	28,966
Total costs	(12,398)	(853)	(13,251)
Net operating income	16,580	(865)	15,715
Net loan-loss provisions	(6,525)	467	(6,058)
Other gains (losses) and provisions	(951)	632	(319)
Profit before tax	9,104	234	9,338
Tax on profit	(2,367)	(210)	(2,577)
Profit from continuing operations	6,737	24	6,761
Net profit from discontinued operations	726	(726)	—
Consolidated profit	7,463	(702)	6,761
Non-controlling interests	(630)	246	(384)
Profit attributable to the parent	6,833	(456)	6,377
1. Includes exchange differences.

Explanation of adjustments corresponding to 2025 results:
•In the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded from underlying profit.
•Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 865 million.
•A capital gain, that falls outside the ordinary course of our business, in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million, net of tax and minority interests), which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.

72	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures
Ratios

All underlying profitability, efficiency, credit quality and other metrics included in this 'Alternative performance measures' section have been calculated in all the periods in 2025 excluding business affected by the Poland disposal, in line with the underlying income statement, unless indicated otherwise.

Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets, while the efficiency ratio measures the amount of costs needed to generate revenue. The results related to activity in Poland affected by the Poland disposal are recorded in the 'non-recurring items' line within the underlying income statement. Profitability ratios are therefore also presented on an underlying basis.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank excluding results from operations outside the ordinary course of business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent minus AT1 costs (annualized) [2]	This indicator is used to assess the profitability of a company as a percentage of its tangible equity, deducting AT1 issuance costs from the numerator. It is measured as the return that shareholders receive as a percentage of the funds invested in the bank less intangible assets.
(Return on Tangible Equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying profit attributable to the parent minus AT1 costs (annualized) [2]	As with RoTE, this indicator is used to assess the profitability of the tangible equity of a company, deducting AT1 issuance costs from the numerator, but excluding results from operations outside the ordinary course of business (i.e. arising from underlying activities).
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
Underlying RoA	Underlying consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets excluding results from operations outside the ordinary course of business. It is an indicator that reflects the efficiency of the bank’s total assets in generating underlying profit over a given period.
Average total assets
RoRWA	Consolidated profit (annualized)	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk-weighted assets.
(Return on Risk-Weighted Assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit (annualized)	This relates the underlying consolidated profit (excluding results from operations outside the ordinary course of business) to the Group’s risk-weighted assets.
Average risk-weighted assets
Efficiency	Total costs [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank’s total income.
(Cost-to-income)	Total income
1.Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2.Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct.
3.Total costs = Administrative expenses + Amortizations + Other operating costs.

January - June 2026	73

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures

Profitability and efficiency 1 2 3 (EUR million and %)	Q2'26	Q1'26	H1'26	H1'25

RoE	13.7%	15.1%	15.1%	13.6%
Profit attributable to the parent (annualized)	14,826	16,135	16,302	13,665
Average stockholders' equity (excluding minority interests)	108,548	107,148	107,848	100,703

Underlying RoE	13.9%	13.3%	13.6%	12.7%
Profit attributable to the parent (annualized)	14,826	16,135	16,302	13,665
(-) Non-recurring items	(250)	1,895	1,645	913
Underlying profit attributable to the parent (annualized)	15,076	14,240	14,658	12,752
Average stockholders' equity (excluding minority interests)	108,548	107,148	107,848	100,703

RoTE	15.8%	17.3%	17.4%	16.0%
Profit attributable to the parent (annualized)	14,826	16,135	16,302	13,665
(-) AT1 costs (annualized)	620	654	637	620
(-) Goodwill impairment	—	—	—	(1)
Profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment)	14,206	15,481	15,666	13,046
Average stockholders' equity (excluding minority interests)	108,548	107,148	107,848	100,703
(-) Average intangible assets	18,375	17,478	17,927	19,030
Average stockholders' equity (excl. minority interests) - intangible assets	90,173	89,670	89,922	81,673

Underlying RoTE	16.0%	15.2%	15.6%	14.9%
Profit attributable to the parent (annualized)	14,826	16,135	16,302	13,665
(-) AT1 costs (annualized)	620	654	637	620
(-) Goodwill impairment	—	—	—	(1)
(-) Non-recurring items	(250)	1,895	1,645	913
Underlying profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment)	14,456	13,586	14,021	12,133
Average stockholders' equity (excluding minority interests)	108,548	107,148	107,848	100,703
(-) Average intangible assets	18,375	17,478	17,927	19,030
Average stockholders' equity (excl. minority interests) - intangible assets	90,173	89,670	89,922	81,673

RoA	0.82%	0.92%	0.91%	0.81%
Consolidated profit (annualized)	15,798	17,011	17,213	14,951
Average total assets	1,923,462	1,847,367	1,885,415	1,835,466

Underlying RoA	0.84%	0.82%	0.83%	0.77%
Consolidated profit (annualized)	15,798	17,011	17,213	14,951
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	(279)	1,895	1,616	1,430
Underlying consolidated profit (annualized)	16,077	15,117	15,597	13,521
Average total assets ⁴	1,923,462	1,847,367	1,885,415	1,764,578

RoRWA	2.56%	2.80%	2.81%	2.35%
Consolidated profit (annualized)	15,798	17,011	17,213	14,951
Average risk-weighted assets ⁵	617,486	607,147	612,316	635,445

Underlying RoRWA	2.60%	2.49%	2.55%	2.23%
Consolidated profit (annualized)	15,798	17,011	17,213	14,951
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	(279)	1,895	1,616	1,430
Underlying consolidated profit (annualized)	16,077	15,117	15,597	13,521
Average risk-weighted assets ⁴ ⁵	617,486	607,147	612,316	607,358

Efficiency ratio	42.8%	42.8%	42.8%	45.7%
Operating expenses	6,405	6,130	12,535	12,398
Adjustments to operating expenses in the underlying income statement	322	354	676	853
Underlying total costs	6,727	6,484	13,211	13,251
Total income	15,682	15,140	30,822	28,978
Adjustments to total income in the underlying income statement	25	—	25	(12)
Underlying total income	15,707	15,140	30,847	28,966
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoE and RoTE is the annualized underlying profit, to which said results are added without annualizing. However, in 2025 figures, results relating to the Poland disposal have been annualized.

3.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. However, in 2025 figures, results relating to the Poland disposal have been annualized.

4.2025 figures exclude balances related to the Poland disposal.
5.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

74	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures

Ratio	Formula	Relevance of the metric
Global business and country underlying RoTE	Underlying profit attributable to the parent minus AT1 costs[1] (annualized, excluding goodwill impairment)
This indicator is used to assess the profitability of the tangible equity of a company arising from underlying activities, i.e. excluding results from operations outside the ordinary course of business, deducting AT1 issuance costs from the numerator.

Average stockholders' equity (excl. minority interests) - intangible assets[2]
1.For both global businesses and countries, AT1 costs are allocated according to RWA consumption.
2.For global businesses, tangible equity is allocated according to RWA consumption.

Underlying RoTE (EUR million and %)
	H1'26			H1'25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	17.1	7,947	46,537	16.3	7,003	42,903
Openbank	7.7	1,487	19,398	10.3	1,922	18,583
Corporate & Investment Banking	20.3	3,370	16,615	19.5	2,839	14,557
Wealth Management & Insurance	56.9	2,142	3,764	59.9	1,791	2,989

Spain	26.2	4,932	18,853	21.4	4,376	20,494
UK	10.7	1,384	12,962	8.9	1,060	11,947
Portugal	29.7	926	3,123	31.1	1,034	3,329
Openbank Europe	4.3	412	9,563	6.9	706	10,230
US	13.2	1,885	14,278	11.0	1,591	14,490
Mexico	20.7	1,758	8,484	21.0	1,558	7,423
Brazil	14.5	2,081	14,339	14.2	1,898	13,343
Chile	22.0	909	4,130	19.5	711	3,651
Argentina	13.9	372	2,673	21.8	510	2,337
Numerator: underlying profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment).
Denominator: average stockholders' equity (excluding minority interests) - tangible assets.
Payment Solutions' underlying RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

Efficiency ratio (EUR million and %)
	H1'26			H1'25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	40.5	6,948	17,135	43.4	7,036	16,202
Openbank	41.6	2,718	6,535	44.5	2,860	6,425
Corporate & Investment Banking	40.8	1,948	4,779	44.7	1,840	4,119
Wealth Management & Insurance	35.0	733	2,093	36.3	701	1,930
Payments	85.3	657	771	93.6	600	641

Spain	33.6	2,142	6,380	36.0	2,202	6,118
UK	53.2	1,444	2,713	60.9	1,518	2,492
Portugal	28.3	266	937	27.0	267	989
Openbank Europe	45.8	1,370	2,989	52.0	1,471	2,827
US	45.8	1,833	4,004	50.1	1,968	3,927
Mexico	40.7	1,388	3,412	43.5	1,310	3,010
Brazil	40.5	2,669	6,595	39.1	2,468	6,309
Chile	29.7	457	1,538	34.7	489	1,410
Argentina	38.2	518	1,355	45.5	520	1,145
Numerator: underlying total costs.
Denominator: underlying total income.

January - June 2026	75

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions. These metrics have been enhanced to include corporate exposures originated through private fixed income products. Additionally, they exclude the balances affected by the Poland disposal from all periods presented.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of credit risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities and debt securities issued by non-financial institutions.
Total risk [1]

NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan and debt securities issued by non-financial institutions portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months
1. Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances + debt securities issued by non-financial institutions.

Credit risk (EUR million and %)
	Jun-26	Mar-26	Jun-25
NPL ratio	2.93%	3.00%	2.90%
Credit impaired balances	37,560	35,893	32,636
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	34,118	33,400	30,337
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired or acquired in business combinations	603	120	64
Customer guarantees and undrawn balances classified in stage 3	1,314	1,299	1,473
Doubtful exposure of portfolios at fair value through profit or loss	30	20	22
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	1,495	1,054	740
Total risk	1,280,755	1,197,269	1,125,246
Impaired and non-impaired gross loans and advances to customers	1,171,965	1,093,025	1,031,536
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	86,545	82,342	74,173
Impaired and non-impaired gross debt securities issued by non-financial institutions	22,245	21,902	19,537

76	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures

	Jun-26	Mar-26	Jun-25
NPL coverage ratio	64%	66%	67%
Total allowances to cover impairment losses	24,207	23,572	21,836
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through other comprehensive income	22,803	22,216	20,810
Total allowances to cover impairment losses on customer guarantees and undrawn balances	748	764	652
Total allowances to cover impairment losses on debt securities issued by non-financial institutions measured at amortized cost and designated at fair value through other comprehensive income	656	592	374
Credit impaired balances	37,560	35,893	32,636
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	34,118	33,400	30,337
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired or acquired in business combinations	603	120	64
Customer guarantees and undrawn balances classified in stage 3	1,314	1,299	1,473
Doubtful exposure of portfolios at fair value through profit or loss	30	20	22
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	1,495	1,054	740

Cost of risk	1.15%	1.14%	1.13%
Underlying allowances for loan-loss provisions over the last 12 months	12,642	12,270	11,933
Allowances for loan-loss provisions over the last 12 months	12,643	12,738	12,410
Adjustments to loan-loss provisions for items outside ordinary course of business	(1)	(468)	(476)
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months	1,099,168	1,071,833	1,060,614

NPL ratio (EUR million and %)
	Jun-26			Jun-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	3.05	21,507	705,862	3.11	19,703	634,287
Openbank	5.61	12,390	221,021	4.97	10,521	211,670
Corporate & Investment Banking	1.02	3,241	318,379	0.77	1,874	242,557
Wealth Management & Insurance	1.17	328	27,951	0.96	248	25,820

Spain	1.87	6,350	338,761	2.13	6,490	304,773
UK	0.97	2,812	288,908	1.25	3,028	241,761
Portugal	1.77	861	48,727	2.13	980	45,986
Openbank Europe	2.57	3,756	146,047	2.62	3,739	142,860
US	4.43	7,576	170,947	4.61	6,245	135,574
Mexico	2.97	1,704	57,397	2.93	1,418	48,408
Brazil	7.89	10,178	128,937	6.55	7,384	112,764
Chile	5.79	2,665	46,051	5.43	2,288	42,140
Argentina	9.93	1,037	10,438	3.76	349	9,272
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: total risk.
Payment Solutions' NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

January - June 2026	77

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures

NPL coverage ratio (EUR million and %)
	Jun-26			Jun-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	66	14,107	21,507	64	12,625	19,703
Openbank	70	8,650	12,390	76	8,041	10,521
Corporate & Investment Banking	37	1,211	3,241	44	818	1,874
Wealth Management & Insurance	50	163	328	70	175	248

Spain	53	3,389	6,350	53	3,454	6,490
UK	35	993	2,812	31	939	3,028
Portugal	82	704	861	81	796	980
Openbank Europe	88	3,300	3,756	82	3,078	3,739
US	53	4,044	7,576	63	3,942	6,245
Mexico	100	1,708	1,704	99	1,409	1,418
Brazil	72	7,321	10,178	82	6,044	7,384
Chile	47	1,262	2,665	50	1,140	2,288
Argentina	89	922	1,037	121	422	349
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Payment Solutions' coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Cost of risk (EUR million and %)
	Jun-26			Jun-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	1.19	7,496	631,744	1.13	7,096	627,236
Openbank	2.09	4,466	214,131	2.09	4,444	212,852
Corporate & Investment Banking	0.29	641	219,023	0.07	138	188,045
Wealth Management & Insurance	0.03	7	26,175	0.19	46	24,496

Spain	0.41	1,134	276,004	0.47	1,200	256,872
UK	0.10	255	250,622	0.05	115	250,146
Portugal	0.05	23	45,045	0.00	0	42,538
Openbank Europe	1.01	1,432	142,407	0.89	1,244	139,184
US	1.47	2,108	142,968	1.68	2,365	140,972
Mexico	2.74	1,357	49,457	2.53	1,163	45,876
Brazil	4.14	4,555	109,998	4.19	4,455	106,323
Chile	1.28	521	40,826	1.31	539	41,171
Argentina	11.12	957	8,607	5.09	428	8,405
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers + debt securities issued by non-financial institutions over the last 12 months.
Payment Solutions' cost of risk is not provided as we do not consider it a relevant metric for this type of business.

78	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures
Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
(Tangible net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees ceded by Santander Insurance & Asset Management Solutions to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to the Group’s profit.

Payments' EBITDA margin	EBITDA [2]	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a financial metric whose purpose is to measure the operating performance of the business before interest, taxes and amortization, in relation to total revenue. It is used to assess the business’s operating profitability and its capacity to generate results from its core activities, isolating the impact of financial, tax and accounting factors.
Total income
1.Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.
2.EBITDA = net operating income - amortizations - impairment of other assets + net loan-loss provisions.

January - June 2026	79

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures

Others (EUR million and %)
	Jun-26	Mar-26		Jun-25
TNAV (tangible book value) per share	6.32	6.13		5.50
Tangible book value	90,574	88,498		81,878
Number of shares excl. treasury stock (million)	14,321	14,426		14,884

Price / Tangible book value per share (X)	1.91	1.55		1.28
Share price (euros)	12.084	9.490		7.027
TNAV (tangible book value) per share	6.32	6.13		5.50

Loan-to-deposit ratio	101%	101%		100%
Net loans and advances to customers	1,149,162	1,070,809		1,010,727
Customer deposits	1,133,762	1,059,261		1,008,229

	Q2'26	Q1'26	H1'26	H1'25
PAT + fees (in Wealth) (constant EUR million)	1,021	924	1,945	1,707
Profit after tax	603	507	1,110	933
Net fee income net of tax	418	417	835	774

Payments' EBITDA margin	31.7	33.4	32.6	28.8
EBITDA	123	128	251	185
Net operating income	51	63	114	65
(-) Amortizations	(75)	(75)	(150)	(130)
(-) Impairment of other assets	(3)	(4)	(7)	—
Net loan-loss provisions	(6)	(14)	(20)	(11)
Total income	387	383	771	641
1.For TNAVs corresponding to periods in 2025, we have taken into account intangible assets related to the Poland disposal, even though they were recorded in ‘non-current assets held for sale’ from Q2 2025, in accordance with IFRS 5 requirements.
2.For 2026 data, the definition of EBITDA margin has been aligned with the new Group reporting, without changing prior periods. Therefore, the net operating income used for periods in 2025 does not include the ‘other operating costs’ line item.

Sustainability indicators

Metric	Definition	Jun-26
Green finance raised and facilitated accumulated from 2019-2026 (EUR billion)	Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance (ECA), mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the SCFS panel and reported in the League Tables of Dealogic, Inframation News, TXF and Mergermarket since 2019.	188.0
Socially responsible investment assets under management (SRI AuMs) as a percentage of total assets under management in Wealth Management & Insurance	Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the Sustainable Finance Disclosure Regulation (SFDR, EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. It includes: i) assets managed or advised by Santander Asset Management (SAM) and other Group asset managers in the EU and, using equivalent criteria, in countries where SFDR does not apply; and ii) third party funds and assets advised deemed sustainable investments according to SFDR (Article 2.17) or using internal criteria as per SFICS (Sustainable Finance & Investment Classification System) divided by total assets under management in Wealth Management & Insurance.	24%
Note: targets were set before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy.

80	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures
Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the changes in the income statement as well as the changes excluding the exchange rate effect ('excluding FX' or 'constant euros'), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for H1 2026 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
We present, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ('excluding FX' or 'constant euros') for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise customer deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances into our presentation currency, the euro, applying the closing exchange rate on the last working day of June 2026 to all periods contemplated in the analysis. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
In Q1 2025, due to the significant divergence between the official exchange rate and other macroeconomic magnitudes in Argentina, mainly inflation, we applied an alternative exchange rate for the Argentine peso taking the dollar contado con liquidación rate (CCL) as a reference, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).
From Q2 2025, we once again apply the official exchange rate given that the value of the dollar CCL exchange rate did not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1'26	H1'25	Jun-26	Mar-26	Jun-25
US dollar	1.166	1.092	1.143	1.153	1.175
Pound sterling	0.867	0.842	0.861	0.873	0.857
Brazilian real	6.006	6.286	5.915	6.011	6.405
Mexican peso	20.370	21.796	19.962	20.776	22.158
Chilean peso	1,041.468	1,042.620	1,053.147	1,073.161	1,095.928
Argentine peso[1]			1,692.910	1,592.870	1,401.188
1. Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. We apply the official ARS exchange rate except for Q1 2025 when we applied an alternative exchange rate for the Argentine peso that better reflected the evolution of inflation.

January - June 2026	81

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures
Impact of inflation rate on the variations of total costs
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in total costs in euros; ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above in 'Local currency measures'; and iii) the changes excluding the exchange rate effect and significant M&A impacts (i.e. in H1 2026, it excludes TSB) minus the effect of average inflation over the last twelve months (i.e. in 'real terms'), except for Argentina as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last 12 months for each country and, for the global businesses, as the weighted average the inflation rate of each country comprising the global business, weighted by each country's total costs. For the Group and the global businesses, to mitigate the impact from hyperinflation in the country, we exclude the impact of inflation in Argentina from the calculation as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.
The table below shows the average inflation rates calculated as indicated.

Average inflation
%	Average inflation last 12 months
Retail & Commercial Banking	3.5
Openbank	2.7
Corporate & Investment Banking	3.1
Wealth Management & Insurance	3.0
Payment Solutions	3.5

Spain	2.9
UK	3.3
Portugal	2.6
Openbank Europe	2.3
US	3.1
Mexico	3.8
Brazil	4.6
Chile	3.6
Total Group	3.3
Note: the Total Group's and the global businesses' average inflations are calculated excluding the impact of inflation in Argentina.

82	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Condensed consolidated financial statements
Interim condensed consolidated financial statements
Condensed consolidated balance sheet
Condensed consolidated income statement

NOTE:	The following financial information for the first six months of 2026 and 2025 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Jun-26	Dec-25	Jun-25
Cash, cash balances at central banks and other deposits on demand	138,008	152,281	175,555
Financial assets held for trading	286,941	252,318	234,834
Non-trading financial assets mandatorily at fair value through profit or loss	8,058	7,761	5,724
Financial assets designated at fair value through profit or loss	7,884	8,046	8,791
Financial assets at fair value through other comprehensive income	75,371	74,612	75,801
Financial assets at amortised cost	1,334,351	1,202,689	1,148,957
Hedging derivatives	5,006	3,931	4,628
Changes in the fair value of hedged items in portfolio hedges of interest risk	(500)	50	53
Investments	7,722	7,052	7,191
Joint ventures entities	2,019	1,956	1,929
Associated entities	5,703	5,096	5,262
Assets under reinsurance contracts	230	223	228
Tangible assets	26,480	27,438	28,997
Property, plant and equipment	25,515	26,416	28,174
For own-use	11,993	11,663	11,967
Leased out under an operating lease	13,522	14,753	16,207
Investment property	965	1,022	823
Of which : Leased out under an operating lease	790	860	649
Intangible assets	18,772	17,308	17,249
Goodwill	13,143	11,958	11,960
Other intangible assets	5,629	5,350	5,289
Tax assets	31,478	30,076	28,003
Current tax assets	11,138	11,132	9,516
Deferred tax assets	20,340	18,944	18,487
Other assets	11,798	8,719	11,167
Insurance contracts linked to pensions	63	67	73
Inventories	6	7	6
Other	11,729	8,645	11,088
Non-current assets held for sale	2,866	75,011	68,710
TOTAL ASSETS	1,954,465	1,867,515	1,815,888

January - June 2026	83

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Jun-26	Dec-25	Jun-25
Financial liabilities held for trading	193,417	171,546	155,682
Financial liabilities designated at fair value through profit or loss	43,407	42,148	35,513
Financial liabilities at amortized cost	1,543,776	1,421,184	1,400,632
Hedging derivatives	4,494	4,248	4,431
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(51)	49	70
Liabilities under insurance contracts	19,347	18,737	18,343
Provisions	9,211	8,355	8,098
Pensions and other post-retirement obligations	1,616	1,656	1,652
Other long term employee benefits	1,052	993	984
Taxes and other legal contingencies	3,303	2,989	2,768
Contingent liabilities and commitments	748	713	653
Other provisions	2,492	2,004	2,041
Tax liabilities	9,784	9,568	8,911
Current tax liabilities	3,816	3,664	3,099
Deferred tax liabilities	5,968	5,904	5,812
Other liabilities	15,182	15,937	15,862
Liabilities associated with non-current assets held for sale	—	62,995	59,361
TOTAL LIABILITIES	1,838,567	1,754,767	1,706,903

EQUITY
Shareholders' equity	143,259	141,144	138,066
Capital	7,345	7,345	7,443
Called up paid capital	7,345	7,345	7,443
Unpaid capital which has been called up	—	—	—
Share premium	36,792	36,792	38,492
Equity instruments issued other than capital	—	—	—
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	—	—	—
Other equity	355	273	271
Accumulated retained earnings	102,456	91,959	91,954
Revaluation reserves	—	—	—
Other reserves	(8,847)	(7,532)	(6,922)
(-) Own shares	(3,815)	(96)	(5)
Profit attributable to shareholders of the parent	8,973	14,101	6,833
(-) Interim dividends	—	(1,698)	—
Other comprehensive income (loss)	(33,913)	(37,974)	(37,565)
Items not reclassified to profit or loss	(3,160)	(4,121)	(4,060)
Items that may be reclassified to profit or loss	(30,753)	(33,853)	(33,505)
Non-controlling interest	6,552	9,578	8,484
Other comprehensive income	(1,925)	(1,947)	(2,032)
Other items	8,477	11,525	10,516
TOTAL EQUITY	115,898	112,748	108,985
TOTAL LIABILITIES AND EQUITY	1,954,465	1,867,515	1,815,888

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	325,379	321,234	302,446
Financial guarantees granted	17,498	17,449	18,251
Other commitments granted	151,556	148,118	143,921

84	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Condensed consolidated financial statements

Interim condensed consolidated income statement

EUR million	H1'26	H1'25
Interest income	52,336	51,338
Financial assets at fair value through other comprehensive income	3,374	2,736
Financial assets at amortized cost	39,590	38,800
Other interest income	9,372	9,802
Interest expense	(29,625)	(30,127)
Interest income/ (charges)	22,711	21,211
Dividend income	624	471
Income from companies accounted for using the equity method	476	332
Commission income	9,280	8,553
Commission expense	(2,429)	(2,211)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	58	8
Financial assets at amortized cost	(29)	(14)
Other financial assets and liabilities	87	22
Gain or losses on financial assets and liabilities held for trading, net	571	701
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	571	701
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	180	523
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	180	523
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	216	(301)
Gain or losses from hedge accounting, net	(40)	(13)
Exchange differences, net	(253)	114
Other operating income (*)	682	745
Other operating expenses	(1,305)	(1,196)
Income from insurance and reinsurance contracts	247	237
Expenses from insurance and reinsurance contracts	(196)	(196)
Total income	30,822	28,978
Administrative expenses	(10,868)	(10,772)
Staff costs	(6,930)	(6,736)
Other general and administrative expenses	(3,938)	(4,036)
Depreciation and amortization	(1,667)	(1,626)
Provisions or reversal of provisions, net	(1,750)	(1,012)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(6,571)	(6,524)
Financial assets at fair value through other comprehensive income	(20)	(55)
Financial assets at amortized cost	(6,551)	(6,469)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(30)	(147)
Tangible assets	(14)	(114)
Intangible assets	(8)	(28)
Others	(8)	(5)
Gain or losses on non-financial assets and investments, net	16	(32)
Negative goodwill recognized in results	5	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	4	217
Operating profit/(loss) before tax	9,961	9,104
Tax expense or income from continuing operations	(2,442)	(2,367)
Profit/(loss) for the period from continuing operations	7,519	6,737
Profit/( loss) after tax from discontinued operations	1,895	726
Profit/(loss) for the period	9,414	7,463
Profit attributable to non-controlling interests	441	630
Profit/(loss) attributable to the parent	8,973	6,833

Earnings/(losses) per share
Basic	0.60	0.43
Diluted	0.60	0.43
(*) Includes -EUR 364 million at 30 June 2026 (-EUR 299 million at 30 June 2025) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

January - June 2026	85

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Glossary
Glossary
•A2A: Account-to-account
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•AI: Artificial intelligence
•APM: Alternative Performance Measures
•AuMs: Assets under management
•bn: Billion
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CF: Corporate Finance
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•CRR: Capital Requirements Regulation
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECAs: Export credit agency, government-backed financial institutions that support domestic companies' international trade
•ECB: European Central Bank
•EPS: Earnings per share
•ESMA: European Securities and Markets Authority
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•Free float: total number of shares in circulation minus treasury shares as a % the total number of shares in circulation
•FX: Foreign Exchange
•GB: Global Banking
•GDP: Gross Domestic Product
•GM: Global Markets
•GTB: Global Transaction Banking
•ICO: Official Credit Institute in Spain (Instituto de Crédito Oficial)
•IDB: Inter-American Development Bank
•IFRS 5: International Financial Reporting Standard 5, regarding non-current Assets Held for Sale and Discontinued Operations
•IFRS 8: International Financial Reporting Standard 8, regarding operating segments
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IPO: Initial Public Offering
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•MDA: Maximum Distributable Amount
•mn: Million
•MREL: Minimum Requirement for own funds and eligible liabilities
•M&A: Mergers and acquisitions
•NII: Net interest income
•NPS: Net promoter score
•OBE: Openbank Europe
•OB US: Openbank US
•ODS: Open Digital Services
•Payments: Payment Solutions (Getnet, Getnet Platforms and Ebury)
•PB: Private Banking
•PBT: Profit before tax
•pp: percentage points
•QoQ: quarter-on-quarter
•Retail: Retail & Commercial Banking
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity excluding the cost of AT1issuances from the numerator
•RWAs: Risk-weighted assets
•Sales conversion: Indicator that measures the effectiveness of a commercial process in converting opportunities into actual sales
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SEC: Securities and Exchanges Commission
•SMEs: Small and medium enterprises
•Time-to-market: The length of time it takes for a product or service to being available for purchase
•TLAC: The total loss-absorbing capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•TPV: Total payments volume
•VaR: Value at Risk
•Wealth: Wealth Management & Insurance
•YoY: Year-on-year

86	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Important information
Non-IFRS and alternative performance measures
Banco Santander, S.A. (“Santander”) cautions that this report may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.
Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.
For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf), except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in our Report on Form 6-K furnished to the SEC on 1 April 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Group’s financial information (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-recast-of-certain-financial-information-and-related-disclosure-for-the-three-years-ended-31-december-2025-en.pdf), as well as the section “Alternative performance measures” of this second quarter financial report, which was published on 22 July 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).
Sustainability information
This report may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this report may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this report, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;
•exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•potential losses from early loan repayment, collateral depreciation or counterparty risk;
•political instability in Spain, the UK, other European countries, Latin America and the US;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;
•acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

January - June 2026	87

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

•reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;
•our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and
•changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.
Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this report is based solely on information currently available to us and speaks only as of the date on which it is made.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report and are informed by the knowledge, information and views available on such date and are subject to change without notice.

88	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
No offer or solicitation
This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this report. By making this report available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this report should be taken as a profit and loss forecast.
Third Party Information
Regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this report, and in case of any deviation, Santander assumes no liability for any discrepancy.

January - June 2026	89

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Main risks and uncertainties
At the date of preparation of this management report, Grupo Santander considers that the important factors highlighted under ‘Forward-looking statements’ in the ‘Important Information’ section, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.
These are not the only risks that the bank may face. Other unknown risks or those not considered relevant at this time, may materialize in the future.
Our geographic and business diversification protects us, to some extent, from adverse circumstances and enables us to respond to them with resilience. Although it is difficult to make estimations in the current environment, our strategy and business model are a clear competitive advantage.

90	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Other disclosures required by the Bank of Spain

Disclosures required under Bank of Spain Circular 6/2012 on sector and geographic concentration of risk
Concentration of risk
The breakdown at 30 June 2026 of the concentration of the Group's risk, by activity and geographic location of counterparties, is as follows:

Million euros	30/06/2026
	Total	Spain	Rest of the European Union	America	Rest of the world
Central banks and Credit institutions	329,091	42,244	66,743	133,510	86,594
Public sector	305,863	93,295	75,287	119,505	17,776
Of which:
Central government	259,477	73,862	69,420	98,847	17,348
Other central government	46,386	19,433	5,867	20,658	428
Other financial institutions (financial business activity)	252,914	17,476	55,103	130,374	49,961
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	456,487	103,619	90,334	198,144	64,390
Of which:
Construction and property development	18,538	4,084	1,333	8,271	4,850
Civil engineering construction	4,925	2,102	1,286	1,451	86
Large companies	298,262	53,334	60,650	134,801	49,477
SMEs and individual entrepreneurs	134,762	44,099	27,065	53,621	9,977
Households – other (broken down by purpose)	607,152	92,727	101,315	151,217	261,893
Of which:
Residential	382,676	63,273	27,725	48,745	242,933
Consumer loans	203,394	20,579	71,943	92,576	18,296
Other purposes	21,082	8,875	1,647	9,896	664
Total (*)	1,951,507	349,361	388,782	732,750	480,614
(*)  For the purpose of this table, the definition of risk includes the following public balance sheet items: loans and advances to credit institutions, deposits at central banks, loans and advances to customers, debt securities, capital instruments, trading derivatives, hedging derivatives, equity investments and guarantees extended.

January - June 2026	91

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

	Million euros (*)
			Secured loans
			Net exposure		Loan-to-value (**)
	Total	Unsecured loans	Of which: Mortgage collateral	Of which: Other collateral	Less than or equal to 40%	Greater than 40% and less than or equal to 60%	Greater than 60% and less than or equal to 80%	Greater than 80% and less than or equal to 100%	Greater than 100%
Public sector	32,904	31,415	156	1,333	200	222	301	442	324
Other financial institutions (financial business activity)	155,832	46,832	2,047	106,953	2,206	1,322	412	104,473	587
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	329,246	186,616	63,595	79,035	22,886	27,286	19,930	46,707	25,821
Of which:
Construction and property development	16,371	766	15,442	163	4,210	7,512	2,194	1,125	564
Civil engineering construction	2,372	1,581	17	774	118	85	21	456	111
Large companies	190,634	135,335	18,284	37,015	6,948	6,335	6,253	27,155	8,608
SMEs and individual entrepreneurs	119,869	48,934	29,852	41,083	11,610	13,354	11,462	17,971	16,538
Households – other (broken down by purpose)	601,220	111,559	388,302	101,359	109,820	140,893	128,743	67,023	43,182
Of which:
Residential	381,311	1,157	380,020	134	99,157	129,905	114,415	35,257	1,420
Consumer loans	203,225	108,974	1,905	92,346	5,732	7,673	12,115	27,409	41,322
Other purposes	16,684	1,428	6,377	8,879	4,931	3,315	2,213	4,357	440
Total	1,119,202	376,422	454,100	288,680	135,112	169,723	149,386	218,645	69,914
Memorandum item
Refinanced and restructured transactions	19,714	6,351	7,086	6,277	2,125	2,555	2,230	2,405	4,048
(*)  In addition, the Group has granted advances to customers amounting to EUR 29,960 million; therefore, the total amount of loans and advances to customers amounts to EUR 1,149,162 million.
(**) Includes balances net of impairment or accumulated losses in fair value due to credit risk.

92	January - June 2026

Banco Santander, S.A. and companies composing Santander Group

INDEX TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
95	Condensed consolidated balance sheets as of 30 June 2026 and 31 December 2025 (unaudited)
97	Condensed consolidated income statements for the six-month periods ended 30 June 2026 and 30 June 2025 (unaudited)
98	Condensed consolidated statements of recognised income and expense for the six-month periods ended 30 June 2026 and 30 June 2025 (unaudited)
99	Condensed consolidated statements of changes in total equity for the six-month periods ended 30 June 2026 and 30 June 2025 (unaudited)
101	Condensed consolidated statements of cash flows for the six-month periods ended 30 June 2026 and 30 June 2025 (unaudited)
102	Notes to the unaudited condensed consolidated financial statements

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2026 AND 31 DECEMBER 2025
(EUR million)

ASSETS	Note	30-06-2026	31-12-2025
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		138,008	152,281

FINANCIAL ASSETS HELD FOR TRADING	5	286,941	252,318
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	8,058	7,761
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	7,884	8,046
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	75,371	74,612
FINANCIAL ASSETS AT AMORTISED COST	5	1,334,351	1,202,689
HEDGING DERIVATIVES		5,006	3,931

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(500)	50

INVESTMENTS		7,722	7,052
Joint venture entities		2,019	1,956
Associated entities		5,703	5,096

ASSETS UNDER REINSURANCE CONTRACTS		230	223

TANGIBLE ASSETS	7	26,480	27,438
Property, plant and equipment		25,515	26,416
For own-use		11,993	11,663
Leased out under an operating lease		13,522	14,753
Investment properties		965	1,022
Of which : Leased out under an operating lease		790	860
INTANGIBLE ASSETS	8	18,772	17,308
Goodwill		13,143	11,958
Other intangible assets		5,629	5,350

TAX ASSETS		31,478	30,076
Current tax assets		11,138	11,132
Deferred tax assets		20,340	18,944

OTHER ASSETS		11,798	8,719
Insurance contracts linked to pensions		63	67
Inventories		6	7
Other		11,729	8,645

NON-CURRENT ASSETS HELD FOR SALE	6	2,866	75,011
TOTAL ASSETS		1,954,465	1,867,515

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2026.

January - June 2026	95

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2026 AND 31 DECEMBER 2025
(EUR million)

LIABILITIES	Note	30-06-2026	31-12-2025
FINANCIAL LIABILITIES HELD FOR TRADING	9	193,417	171,546
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	43,407	42,148
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,543,776	1,421,184
HEDGING DERIVATIVES		4,494	4,248
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(51)	49
LIABILITIES UNDER INSURANCE CONTRACTS		19,347	18,737
PROVISIONS		9,211	8,355
Pension and other post-retirement obligations	10	1,616	1,656
Other long term employee benefits	10	1,052	993
Taxes and other legal contingencies	10	3,303	2,989
Contingent liabilities and commitments	14	748	713
Other provisions	10	2,492	2,004
TAX LIABILITIES		9,784	9,568
Current tax liabilities		3,816	3,664
Deferred tax liabilities		5,968	5,904
OTHER LIABILITIES		15,182	15,937
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	6	—	62,995
TOTAL LIABILITIES		1,838,567	1,754,767
SHAREHOLDERS´ EQUITY		143,259	141,144
CAPITAL	11	7,345	7,345
Called up paid capital		7,345	7,345
Unpaid capital which has been called up		—	—
SHARE PREMIUM		36,792	36,792
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—
Equity component of the compound financial instrument		—	—
Other equity instruments issued		—	—
OTHER EQUITY		355	273
ACCUMULATED RETAINED EARNINGS		102,456	91,959
REVALUATION RESERVES		—	—
OTHER RESERVES		(8,847)	(7,532)
(-) OWN SHARES		(3,815)	(96)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	8,973	14,101
(-) INTERIM DIVIDENDS		—	(1,698)
OTHER COMPREHENSIVE INCOME (LOSS)	11	(33,913)	(37,974)
Items not reclassified to profit or loss		(3,160)	(4,121)
Items that may be reclassified to profit or loss		(30,753)	(33,853)
NON-CONTROLLING INTEREST	6	6,552	9,578
Other comprehensive income		(1,925)	(1,947)
Other items		8,477	11,525
TOTAL EQUITY		115,898	112,748
TOTAL LIABILITIES AND EQUITY		1,954,465	1,867,515
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		325,379	321,234
Financial guarantees granted		17,498	17,449
Other commitments granted		151,556	148,118

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2026.

96	January - June 2026

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2026 AND 2025

(EUR million)		(Debit) / Credit
	Note	01-01-2026 to 30-06-2026	01-01-2025 to 30-06-2025
Interest income		52,336	51,338
Financial assets at fair value through other comprehensive income		3,374	2,736
Financial assets at amortised cost		39,590	38,800
Other interest income		9,372	9,802
Interest expense		(29,625)	(30,127)
Interest income/ (charges)		22,711	21,211
Dividend income		624	471
Income from companies accounted for using the equity method		476	332
Commission income		9,280	8,553
Commission expense		(2,429)	(2,211)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		58	8
Financial assets at amortised cost		(29)	(14)
Other financial assets and liabilities		87	22
Gain or losses on financial assets and liabilities held for trading, net		571	701
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		571	701
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		180	523
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		180	523
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		216	(301)
Gain or losses from hedge accounting, net		(40)	(13)
Exchange differences, net		(253)	114
Other operating income (*)		682	745
Other operating expenses		(1,305)	(1,196)
Income from insurance and reinsurance contracts		247	237
Expenses from insurance and reinsurance contracts		(196)	(196)
Total income		30,822	28,978
Administrative expenses		(10,868)	(10,772)
Staff costs		(6,930)	(6,736)
Other general and administrative expenses		(3,938)	(4,036)
Depreciation and amortisation cost		(1,667)	(1,626)
Provisions or reversal of provisions, net		(1,750)	(1,012)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(6,571)	(6,524)
Financial assets at fair value through other comprehensive income		(20)	(55)
Financial assets at amortised cost	5	(6,551)	(6,469)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(30)	(147)
Tangible assets		(14)	(114)
Intangible assets		(8)	(28)
Others		(8)	(5)
Gain or losses on non financial assets and investments, net		16	(32)
Negative goodwill recognised in results		5	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	4	217
Operating profit/(loss) before tax		9,961	9,104
Tax expense or income from continuing operations		(2,442)	(2,367)
Profit/(loss) for the period from continuing operations		7,519	6,737
Profit/( loss) after tax from discontinued operations		1,895	726
Profit/(loss) for the period		9,414	7,463
Profit attributable to non-controlling interests		441	630
Profit/(loss) attributable to the parent		8,973	6,833
Earnings/(losses) per share	3
Basic		0.60	0.43
Diluted		0.60	0.43

(*) Includes -EUR 364 million at 30 June 2026 (-EUR 299 million at 30 June 2025) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the six-month period ended 30 June 2026.

January - June 2026	97

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2026 AND 2025
(EUR million)

		(Debit) / Credit
	Note	01-01-2026 to 30-06-2026	01-01-2025 to 30-06-2025
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		9,414	7,463
OTHER RECOGNISED INCOME AND EXPENSE		3,111	(1,374)
Items that will not be reclassified to profit or loss	11	(111)	316
Actuarial gains and losses on defined benefit pension plans		(159)	21
Non-current assets held for sale		—	(11)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		5	1
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(20)	263
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		44	(95)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(44)	95
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		24	60
Income tax relating to items that will not be reclassified		39	(18)
Items that may be reclassified to profit or loss	11	3,222	(1,690)
Hedges of net investments in foreign operations (effective portion)	11	(838)	756
Revaluation gains (losses)		(838)	756
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	3,737	(3,540)
Revaluation gains (losses)		3,737	(3,540)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		(283)	692
Revaluation gains (losses)		(650)	(266)
Amounts transferred to income statement		367	958
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		34	—
Revaluation gains (losses)		32	—
Amounts transferred to income statement		2	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		(331)	704
Revaluation gains (losses)		(273)	666
Amounts transferred to income statement		(58)	38
Other reclassifications		—	—
Non-current assets held for sale		558	178
Revaluation gains (losses)		—	178
Amounts transferred to income statement		558	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		88	(28)
Income tax relating to items that may be reclassified to profit or loss		257	(452)
Total recognised income and expenses for the year		12,525	6,089
Attributable to non-controlling interests		557	598
Attributable to the parent		11,968	5,491

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the six-month period ended 30 June 2026.

98	January - June 2026

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2026 AND 2025
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2025	7,345	36,792	—	273	91,959	—	(7,532)	(96)	14,101	(1,698)	(37,974)	(1,947)	11,525	112,748
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2026	7,345	36,792	—	273	91,959	—	(7,532)	(96)	14,101	(1,698)	(37,974)	(1,947)	11,525	112,748
Total recognised income and expense	—	—	—	—	—	—	—	—	8,973	—	2,995	116	441	12,525
Other changes in equity	—	—	—	82	10,497	—	(1,315)	(3,719)	(14,101)	1,698	1,066	(94)	(3,489)	(9,375)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(1,800)	—	—	—	—	—	—	—	(413)	(2,213)
Purchase of equity instruments	—	—	—	—	—	—	—	(4,640)	—	—	—	—	—	(4,640)
Disposal of equity instruments	—	—	—	—	—	—	16	921	—	—	—	—	—	937
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	12,297	—	(960)	—	(14,101)	1,698	1,066	(94)	94	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(3,274)	(3,274)
Share-based payment	—	—	—	(86)	—	—	—	—	—	—	—	—	—	(86)
Others increases or (-) decreases of the equity	—	—	—	168	—	—	(371)	—	—	—	—	—	104	(99)
Balance as at 30-06-2026	7,345	36,792	—	355	102,456	—	(8,847)	(3,815)	8,973	—	(33,913)	(1,925)	8,477	115,898

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2026.

January - June 2026	99

GRUPO SANTANDER

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2026 AND 2025
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2024	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2025	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Total recognised income and expense	—	—	—	—	—	—	—	—	6,833	—	(1,342)	(32)	630	6,089
Other changes in equity	(133)	(1,587)	—	54	9,628	—	(946)	63	(12,574)	1,532	372	20	(860)	(4,431)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(133)	(1,587)	—	—	—	—	133	1,587	—	—	—	—	—	—
Dividends	—	—	—	—	(1,643)	—	—	—	—	—	—	—	(819)	(2,462)
Purchase of equity instruments	—	—	—	—	—	—	—	(2,021)	—	—	—	—	—	(2,021)
Disposal of equity instruments	—	—	—	—	—	—	32	497	—	—	—	—	—	529
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	11,271	—	(601)	—	(12,574)	1,532	372	20	(20)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Share-based payment	—	—	—	(66)	—	—	—	—	—	—	—	—	—	(66)
Others increases or (-) decreases of the equity	—	—	—	120	—	—	(510)	—	—	—	—	—	(16)	(406)
Balance as at 30-06-2025	7,443	38,492	—	271	91,954	—	(6,922)	(5)	6,833	—	(37,565)	(2,032)	10,516	108,985
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2026.

100	January - June 2026

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2026 AND 2025
(EUR million)

	Note	30-06-2026	30-06-2025
A. CASH FLOWS FROM OPERATING ACTIVITIES		(19,259)	2,604
Profit/(loss) for the period		9,414	7,463
Adjustments made to obtain the cash flows from operating activities		12,668	17,400
Depreciation and amortisation cost		1,667	1,626
Other adjustments		11,001	15,774
Net increase/(decrease) in operating assets		101,714	33,806
Financial assets held-for-trading		29,050	9,104
Non-trading financial assets mandatorily at fair value through profit or loss		87	(398)
Financial assets at fair value through profit or loss		(178)	882
Financial assets at fair value through other comprehensive income		(2,416)	(6,706)
Financial assets at amortised cost		72,690	29,804
Other operating assets		2,481	1,120
Net increase/(decrease) in operating liabilities		62,773	12,664
Financial liabilities held-for-trading		18,718	5,777
Financial liabilities designated at fair value through profit or loss		1,029	(817)
Financial liabilities at amortised cost		45,633	7,039
Other operating liabilities		(2,607)	665
Income tax recovered/(paid)		(2,400)	(1,117)
B. CASH FLOWS FROM INVESTING ACTIVITIES		6,273	(563)
Payments		9,621	4,247
Tangible assets	7	2,844	3,202
Intangible assets		684	812
Investments		260	46
Subsidiaries and other business units	2	3,318	187
Non-current assets held for sale and associated liabilities	6	2,515	—
Other payments related to investing activities		—	—
Proceeds		15,894	3,684
Tangible assets	7	2,935	2,927
Intangible assets		—	—
Investments		175	275
Subsidiaries and other business units		5,270	53
Non-current assets held for sale and associated liabilities	6	7,514	429
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(5,757)	(8,058)
Payments		9,500	8,936
Dividends	3	1,800	1,643
Subordinated liabilities		2,345	4,084
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		4,640	2,021
Other payments related to financing activities		715	1,188
Proceeds		3,743	878
Subordinated liabilities		2,682	306
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		944	542
Other proceeds related to financing activities		117	30
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		1,955	(8,185)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(16,788)	(14,202)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		154,796	192,208
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		138,008	178,006
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,579	6,807
Cash equivalents at central banks		119,102	158,978
Other financial assets		12,327	9,770
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		138,008	175,555
In which: restricted cash		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	6	—	2,451

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flow for the six-month period ended 30 June 2026.

January - June 2026	101

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the six-month period ended 30 June 2026.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the six-month period ended 30 June 2026 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 21 July 2026. Grupo Santander's consolidated annual accounts for year 2025 were approved by shareholders at Banco Santander annual general meeting on 27 March 2026.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2025 were authorised at the board of directors meeting on 24 February 2026 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2025 and the consolidated results of its operations, and the consolidated cash flows in 2025. The aforementioned consolidated annual accounts, which were updated taking into account the changes described later in this section and in Note 12, are included in Grupo Santander’s Form 6-K filed with the U.S. Securities and Exchange Commission on 1 April 2026, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim financial statements in accordance with the provisions of article 12 of Royal Decree 1362/2007 taking into account the requirements of Circular 3/2018, of June 28, of the Securities and Exchange Commission (CNMV). These interim financial statements will be included in the Half-Yearly Financial Information corresponding to the first half of 2026 that the Group presents in accordance with the aforementioned Circular 3/2018.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first six months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2025, which are included in Grupo Santander’s Form 6-K filed with the U.S. Securities and Exchange Commission on 1 April 2026.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2025. As indicated in that note, for practical reasons, the balance sheet amounts has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

102	January - June 2026

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2025 including the following accounting standards with an effective application date 1 January 2026, which are detailed below:
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: (i) amendments to classification and measurement requirements related to the assessment of contractual cash flows of certain financial assets (with ESG characteristics, non-recourse or contractually linked); (ii) an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system is included; (iii) the disclosure requirements related to equity instruments designated at fair value through other comprehensive income are amended; (iv) disclosure requirements are included for financial instruments with contingent characteristics that may modify their contractual cash flows.
•Amendments to IFRS 9 and IFRS 7 - Nature-dependent electricity contracts for electricity contracts dependent on energy sources and susceptible to variations due to uncontrollable factors, such as weather conditions, this modification: (i) clarifies the application of the 'own use' requirements; (ii) allows hedge accounting if these contracts were used as hedging instruments; and, (iii) adds new filing requirements for greater clarity on the impact of these contracts.
•Amendments to IFRS Improvement Cycle: introduces minor amendments, effective from 1 January 2026, to the following standards:
◦IFRS 1 First-time Adoption of International Financial Reporting Standards, for hedge accounting in first adoption.
◦IFRS 7 Financial Instruments: Disclosures: updated references and alignment with IFRS 13, as well as clarifications in the Implementation Guidance.
◦IFRS 9 Financial Instruments: amendment to apply derecognition criteria to lease liabilities recorded by the lessee and replacement of the term 'transaction price' with 'the amount determined in accordance with IFRS 15'.
◦IFRS10 Consolidated Financial Statements: Determining a 'de facto agent'.
◦IAS 7 Statement of Cashflows: replacing the term 'cost method' with 'cost'.
The aforementioned accounting standards and modifications have not had a significant effect on Grupo Santander’s financial statements.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 June 2026 were applied in their preparation.
In addition, the Group has implemented a change in the presentation of certain charges in the consolidated income statement. As from the current period, such charges—mainly levies and other expenses—are reported under “Other operating expenses” rather than under “Other provisions”.
During the first half of 2026, the Group continued working on the implementation project of IFRS 18, "Presentation and Disclosure in Financial Statements", which will come into effect on 1 January 2027. With the information analyzed up to the authorization of these interim financial statements, no significant impacts arising from its adoption have been identified.
By the time of the preparation of these interim financial statements, there are no standards pending adoption by the European Union for the current exercise by the IASB with an effective date of 1 January 2026.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2025, except for those indicated in these interim financial statements due to the accounting standards and modifications that have come into effect during the first six months of the year 2026.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
•The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
•The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
•The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
•The useful life of the tangible and intangible assets;
•The measurement of goodwill impairment arising on consolidation;

January - June 2026	103

•The calculation of provisions and the consideration of contingent liabilities;
•The fair value of certain unquoted assets and liabilities;
•The recoverability of deferred tax assets;
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3; and
•The measurement of assets under reinsurance contracts and liabilities under insurance contracts.
To update the previous estimates, the Group's management has considered the current macroeconomic scenario, characterized by an uncertain geopolitical environment and its impact on economic activity and inflation, as well as the evolution of monetary and fiscal policies in major economies. The analysis also considers developments of interest rates, credit spreads, and currency movements, along with labor market trends in the geographies in which the Group operates.
In this context, the Group's management has evaluated the main uncertainties caused by the current environment, in particular, in relation to credit risk, maintaining active oversight of clients in geographies and sectors more exposed to international trade tensions, global geopolitical uncertainty and the impact of public debt containment policies or fiscal stimulus measures, liquidity and market risks. All of the above, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation.
During the six-month period ended on 30 June 2026, there were no additional significant changes to the estimates made at the end of the 2025 financial year, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 25 to Grupo Santander's consolidated annual accounts for the year ended 31 December 2025 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2025 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information contained in the interim income statement for the first six months of 2025 has been modified as a result of the retrospective application of the change in the presentation of certain charges in the amount of EUR 238 million, mainly levies and other expenses, of which EUR 204 million have been reclassified from the line item 'Other provisions' to the line item 'Other operating expenses' (see Note 1.b).
Likewise, the information in Note 12 related to segment information for June 2025 has been restated, in accordance with the changes in the segments' composition of Grupo Santander, as required by IFRS 8 (see Note 12).
In order to interpret the changes in the balances with respect to 31 December 2025, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the annual year ended 31 December 2025) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2026: Mexican peso (5.81%), US dollar (2.88%), Brazilian real (9.18%), Argentinian peso (0.80%), Pound sterling (1.39%) and Chilean peso (0.63%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (7.02%), US dollar (-5.45%), Brazilian real (5.09%), Pound sterling (-2.47%) and Chilean peso (1.11%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the six-month period ended 30 June 2026.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the six-month period ended 30 June 2026.
h)    Events after the reporting period
From 1 July to the date of authorization of these interim financial statements for the six months of 2026, no significant events other than those indicated therein have occurred.

104	January - June 2026

2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2025 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2025, 2024 and 2023.
The most significant transactions carried out during the first six months of 2026 or pending execution at 30 June 2026 are described below:
Agreement for the acquisition of Webster Financial Corporation
On 3 February 2026, Banco Santander announced that it had reached an agreement to acquire Webster, the parent company of Webster Bank, N.A., for approximately USD 12,200 million (around EUR 10,300 million). Webster shareholders will receive USD 48.75 in cash and 2.0548 Santander shares for each Webster share, resulting in a total consideration of USD 75 per Webster share. Completion of the transaction is expected to take place in the second half of 2026.
Agreement for the sale of 49% of Santander Bank Polska S.A and accelerated placement of ordinary shares
On 9 January 2026, Banco Santander announced an agreement to sell the 49% of the share capital of Santander Bank Polska S.A. (Santander Bank Polska) to Erste Group Bank AG at a price of 584 zlotys per share, as well as the 50% of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) owned directly by Banco Santander, S.A., for a total amount of EUR 7,035 million.
Following these transactions and the accelerated placement of ordinary shares announced on 2 December 2025, representing approximately 3.5% of its share capital, Banco Santander holds 9.7% of Santander Bank Polska's share capital (58.7% as of 31 December 2025).
The remaining share capital has been classified under the heading 'Financial assets at fair value through other comprehensive income - Equity instruments', initially recognised at the loss of control-date fair value, amounting to EUR 1,310 million.
The profit (loss) for the year from discontinued operations as at 30 June 2026 amounts to EUR 1,895 million, entirely attributable to the net gain on disposal after deducing related costs. As the transaction was completed in the first days of the fiscal year, no significant operating results were recognised during the period.
The main additional accounting effects arising from the transaction have been as follows:
•Disposal of assets and liabilities previously classified as held for sale amounted to EUR 9,098 million.
•Disposal of non-controlling interests amounted to EUR 3,274 million.
•Reclassification to accumulated losses through other comprehensive income, mainly due to foreign currency balance translation differences amounted to EUR 697 million.
Additionally, as part of this transaction, on 23 December 2025, Santander Consumer, S.A. acquired 60% of Santander Consumer Bank Polska, which was owned by Santander Bank Polska, for PLN 3,105 million (EUR 726 million). This transaction had no significant impact on the Group´s consolidated financial statements.

January - June 2026	105

Agreement for the acquisition of TSB Banking Group Limited

As of 30 April 2026, following the receipt of the relevant regulatory approvals and the satisfaction of the conditions to which the transaction was subject, Banco Santander completed the acquisition of 100% of TSB Banking Group Limited ('TSB') from Banco de Sabadell, for a cash consideration of GBP 2,867 million (EUR 3,318 million). TSB is a retail banking franchise in the United Kingdom, operating primarily in the personal and small business banking segments, and it will be integrated into Santander UK.

For the purposes of the Group’s consolidated financial statements, the business combination has been accounted for using the acquisition method under IFRS 3, and since the acquisition date TSB has been fully consolidated in the Group’s consolidated financial statements.

In accordance with IFRS 3, the Group has measured the identifiable assets acquired and liabilities assumed at fair value. Such fair values are provisional and may be finalized within the one-year measurement period permitted under the standard. In this regard, the valuations performed by the Group represent the best estimates available as of the date of authorization of these Interim Financial Statements and are therefore provisional in nature and should not be considered final. Nevertheless, the Group does not expect significant changes to these amounts before the expiry of the measurement period available to finalize the valuation. The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the acquisition date is set out below:

30 April 2026	EUR Million
Cash and balances with central banks	5,270
Financial instruments	3,953
Deposits with credit institutions	223
Loans to customers	41,583
Financial assets at fair value through other comprehensive income	517
Intangible assets (*)	427
Tangible assets	169
Other assets	205
Total assets	52,347
Cash and balances with central banks	689
Financial instruments	614
Loans from customers	40,483
Debt securities in issue and other financial liabilities	5,603
Subordinated debt	345
Other liabilities	1,778
Total liabilities	49,512
Net assets / (liabilities)	2,835
Consideration transferred for the business combination	3,318
Other equity instruments acquired	294
Goodwill	777
(*) In the purchase price allocation exercise, intangible assets amounting to EUR 393 million were identified, mainly associated with customer deposits.

Goodwill arose as the fair value of the net assets acquired was lower than the consideration transferred. The goodwill mainly reflects the expected revenue and cost synergies arising from the business combination and the benefits of future technology integration. The goodwill recognized is not expected to be deductible for corporate income tax purposes.

The contribution of the acquired business to the Group’s attributable profit from the acquisition date, and the impact on the Group’s attributable profit assuming the transaction had been completed on 1 January 2026, are not material.

106	January - June 2026

3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
The cash remuneration paid by Banco Santander to its shareholders in the first six months of 2026 and 2025 was as follows:

	30-06-2026			30-06-2025
	% of par value	Euros per share	Amount (EUR million)	% of par value	Euros per share	Amount (EUR million)
Ordinary shares	25.00%	0.125	1,801	22.00%	0.110	1,643
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	25.00%	0.125	1,801	22.00%	0.110	1,643
Dividend paid out of profit	25.00%	0.125	1,801	22.00%	0.110	1,643
Dividend paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
At the Board of Directors meeting held on 24 February 2026, it was agreed to pay a complementary dividend in cash against 2025 results of EUR 12.5 cents per share which was paid on 5 May 2026, which was approved by the general meeting of shareholders on 27 March 2026.
Likewise, on 4 February 2026 a second buyback program on account of the 2025 and expected excess capital was launched for a maximum total amount of EUR 5,030 million, of which EUR 1,830 million corresponds to an amount equivalent to 25% of the Group’s underlying profit in the second half of 2025, and the remaining EUR 3,200 million corresponds to 50% of the capital released following completion of the sale of the 49% stake in Santander Bank Polska. A capital reduction resolution approved by the general meeting of shareholders will enable the cancellation of the treasury shares acquired under this second buyback programme.
At the general meeting of shareholders held on 4 April 2025, it was agreed to pay an interim dividend in cash against 2024 results of EUR 11 cents per share agreed by the board of directors on 25 February 2025, which became effective on 2 May 2025. Likewise, on 6 February 2025 a buyback program on account of the 2024 results was started for a maximum amount of EUR 1,587 million, which finalized on June 2025.
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first six months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares and contingently convertible perpetual obligations recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

January - June 2026	107

Accordingly:

	30-06-2026	30-06-2025
Profit attributable to the Parent (EUR million)	8,973	6,833
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(318)	(310)
	8,655	6,523
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	1,895	454
Profit or Loss from continuing operations (CCPS net) (EUR million)	6,760	6,069
Weighted average number of shares outstanding	14,458,003,078	14,995,834,683
Basic earnings per share (euros)	0.60	0.43
Of which: from discontinued operations (euros)	0.13	0.03
from continuing operations (euros)	0.47	0.40

ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first six months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	30-06-2026	30-06-2025
Profit attributable to the Parent (EUR million)	8,973	6,833
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(318)	(310)
	8,655	6,523
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	1,895	454
Profit or Loss from continuing operations (CCPS net) (EUR million)	6,760	6,069
Weighted average number of shares outstanding	14,458,003,078	14,995,834,683
Dilutive effect of options/receipt of shares	82,062,704	81,043,722
Adjusted number of shares	14,540,065,782	15,076,878,405
Diluted earnings per share (euros)	0.60	0.43
Of which: from discontinued operations (euros)	0.13	0.03
from continuing operations (euros)	0.47	0.40

108	January - June 2026

4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2025 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2025.
Following is a summary of the most significant data on the remunerations and benefits for the six-month periods ended 30 June 2026 and 2025:
Remuneration of members of the board of directors (1)

	EUR thousand
	30-06-2026	30-06-2025
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	3,457	3,292
Variable salary remuneration of executive directors	—	—
Directors' fees	537	622
Bylaw-stipulated emoluments (annual emolument)	2,095	2,021
Other	1,750	2,361
	7,839	8,296
1.The Notes to the consolidated annual accounts for 2026 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
2.Ms. Homaira Akbari stepped down as member of the board of directors on 27 March 2026. From 12 May 2026, Ms. Deborah Stern Vieitas joined the board of directors.

Other benefits of members of the board of directors

	EUR thousand
	30-06-2026	30-06-2025
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	230	262
Pension funds and plans: Endowments and/or contributions (1)	1,284	1,208
Pension funds and plans: Accumulated rights (2)	90,265	82,578
Life insurance premiums	634	928
Guarantees provided for directors	—	—
1. These correspond to the endowments and/or contributions made during the first six months of 2026 and 2025 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
2. Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 June 2026 and 30 June 2025 rights accrued for this concept for EUR 41,098 thousand and EUR 42,662 thousand, respectively.

January - June 2026	109

Remuneration of senior management (1) (2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 June 2026 and 2025, excluding the executive directors:

	EUR thousand
	30-06-2026	30-06-2025
Senior management (1)
Total remuneration of senior management (2)	16,320	15,540
1.Remunerations received during the first six months by members of the senior management who ceased in their functions by 30 June 2026, amounted to EUR 1,362 thousand (EUR 0 thousand by 30 June 2025).
2.The number of members of Banco Santander's senior management, excluding executive directors, is 15 as of 30 June 2026 (15 persons as of 30 June 2025)
The variable annual remuneration (or bonuses) received for fiscal year 2025, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2026 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	30-06-2026	30-06-2025
Senior management (1)
Pension funds: Endowments and / or contributions (2)	2,387	2,708
Pension funds: Accumulated rights (3)	55,264	53,863
1.During the first six months of 2026 and 2025, no contributions were made to pension funds for members who had ceased in their functions during those periods.
2.Corresponds to the allocations and/or contributions made during the first six months of 2026 and 2025 as retirement pensions.
3.Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 June 2026 and 30 June 2025 rights accumulated for this same concept for EUR 77,811 thousand and EUR 73,141 thousand, respectively.

110	January - June 2026

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 June 2026 and 31 December 2025 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	30-06-2026
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	59,246
Equity instruments	23,105	6,278		3,602
Debt instruments	113,686	247	2,894	58,970	165,861
Loans and advances	90,904	1,533	4,990	12,799	1,168,490
Central Banks	18,524	—	—	—	17,156
Credit institutions	23,072	—	436	355	70,011
Customers	49,308	1,533	4,554	12,444	1,081,323
Total	286,941	8,058	7,884	75,371	1,334,351

	EUR million
	31-12-2025
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	58,355
Equity instruments	22,030	5,815		2,281
Debt instruments	98,568	245	2,894	58,305	140,014
Loans and advances	73,365	1,701	5,152	14,026	1,062,675
Central Banks	14,632	—	—	—	15,986
Credit institutions	25,967	—	413	1,120	61,513
Customers	32,766	1,701	4,739	12,906	985,176
Total	252,318	7,761	8,046	74,612	1,202,689

January - June 2026	111

Following is the gross exposure of financial assets subject to impairment stages at 30 June 2026 and 31 December 2025:

	30-06-2026				31-12-2025
	Gross Amount				Gross Amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	71,266	428	153	71,847	71,559	737	122	72,418
Debt instruments	58,974	—	—	58,974	58,290	20	—	58,310
Loans and advances	12,292	428	153	12,873	13,269	717	122	14,108
Central Banks	—	—	—	—	—	—	—	—
Credit institutions	355	—	—	355	1,120	—	—	1,120
Customers	11,937	428	153	12,518	12,149	717	122	12,988
Financial assets at amortised cost	1,233,331	88,116	35,463	1,356,910	1,109,395	82,323	32,251	1,223,969
Debt instruments	163,464	1,573	1,498	166,535	138,219	1,460	842	140,521
Loans and advances	1,069,867	86,543	33,965	1,190,375	971,176	80,863	31,409	1,083,448
Central Banks	17,156	—	—	17,156	15,986	—	—	15,986
Credit institutions	69,984	33	—	70,017	61,517	—	—	61,517
Customers	982,727	86,510	33,965	1,103,202	893,673	80,863	31,409	1,005,945
Total	1,304,597	88,544	35,616	1,428,757	1,180,954	83,060	32,373	1,296,387
On 30 June 2026, Grupo Santander has EUR 859 million (EUR 315 million on 31 December 2025) of exposure in impaired assets purchased with impairment, with a provision of EUR 70 million, which mainly correspond to the business combinations carried out by Grupo Santander. Of the aforementioned amount, EUR 493 million come from the acquisition of TSB (see Note 2).
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the six-month periods ended 30 June 2026 and 2025, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	30-06-2026	30-06-2025
Balance as at beginning of period	21,595	22,326

Impairment losses charged to income for the period	7,394	7,314
Of which:
Impairment losses charged to income	14,814	14,514
Impairment losses reversed with a credit to income	(7,420)	(7,200)
Write-off of impaired balances against recorded impairment allowance	(6,350)	(6,780)
Exchange differences and other	778	(1,774)

Balance as at end of period	23,417	21,086

Of which, relating to:
Impaired assets	15,443	13,607
Other assets	7,974	7,479

Of which:
Individually calculated	2,850	2,628
Collectively calculated	20,567	18,458

112	January - June 2026

Previously written-off assets recovered during the first six months of 2026 and 2025 amount to EUR 843 million and to EUR 845 million, respectively. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 6,551 million and EUR 6,469 million at 30 June 2026 and 30 June 2025.
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 30 June 2026 and 30 June 2025:

	EUR million
	30-06-2026
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	2,975	4,623	13,478	21,076
Transfers between stages	(577)	484	4,702	4,609
Net changes of the exposure and modifications in the credit risk	850	(485)	2,383	2,748
Write-offs	—	—	(6,298)	(6,298)
Exchange differences and other	(94)	75	543	524
Carrying amount at end of period	3,154	4,697	14,808	22,659

	EUR million
	30-06-2025
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,281	4,735	13,967	21,983
Transfers between stages	(769)	596	3,925	3,752
Net changes of the exposure and modifications in the credit risk	663	(469)	3,313	3,507
Write-offs	—	—	(6,717)	(6,717)
Exchange differences and other	(217)	(411)	(1,208)	(1,836)
Carrying amount at end of period	2,958	4,451	13,280	20,689
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the six-month periods ended 30 June 2026 and 2025, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	30-06-2026	30-06-2025
Balance as at beginning of period	32,297	34,206
Net additions	8,564	6,119
Written-off assets	(6,350)	(6,780)
Perimeter Changes	502	—
Exchange differences and other	1,044	(2,549)
Balance at end of period	36,057	30,996
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

January - June 2026	113

d)  Collaterals received
Following is the breakdown of the value of the collaterals received to ensure the collection of the financial assets that comprise the heading of financial assets at amortized cost, distinguishing between real collaterals and other collaterals at 30 June 2026 and 31 December 2025:

	EUR million
	30-06-2026	31-12-2025
Real collaterals value	673,085	604,281
Of which: Impaired	11,857	11,072
Other collaterals value	102,125	100,726
Of which: Impaired	2,218	1,809
Total value of the collaterals received	775,210	705,007

e)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 30 June 2026 and 31 December 2025:

	EUR million
	30-06-2026		31-12-2025
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,168,490	1,167,161	1,062,675	1,062,981
Debt instruments	165,861	164,914	140,014	139,242
ASSETS	1,334,351	1,332,075	1,202,689	1,202,223
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2025.
6.    Non-current assets held for sale and liabilities associated with non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale and liabilities associated with non-current assets held for sale at 30 June 2026 and 31 December 2025 is as follows presented by nature:

	EUR million
	30-06-2026	31-12-2025
Tangible assets	2,857	2,850
Foreclosed assets	2,487	2,487
Of which Property assets in Spain	1,643	1,705
Other tangible assets held for sale	370	363

Entities held for sale	—	72,148
Santander Bank Polska (Note 2)	—	72,148

Other assets	9	13
Total Assets associated with non-current assets held for sale	2,866	75,011

	EUR million
	30-06-2026	31-12-2025
Entities held for sale
Santander Bank Polska (Note 2)	—	62,995
Total Liabilities associated with non-current assets held for sale	—	62,995

114	January - June 2026

The balance of the provisions for tangible assets at 30 June 2026 is EUR 2,241 million (EUR 2,357 million at 31 December 2025). The charges recorded in the first six months of 2026 and 2025 amounted to EUR 30 million and EUR 54 million, respectively, and the recoveries undergone during those periods amount to EUR 12 million and EUR 7 million, respectively.
Assets and liabilities from entities held for sale
As mentioned in Note 2, on 9 January 2026 the sale of 49% of the share capital of Santander Bank Polska and 50% of its asset management business in Poland to Erste Group Bank AG was completed.
The changes in the accounting balances of the Polish business for sale between 31 December 2025, and the closing date of the transaction, 9 January 2026, are not material for the purposes of these consolidated condensed interim financial statements.
The consolidated condensed balance sheet as of 31 December 2025 the consolidated condensed income statement, and the consolidated statement of cash flows for the first six months of 2025 for the Polish business for sale are included below:
Condensed balance sheets of companies held for sale - Santander Bank Polska

EUR million
Condensed assets	31-12-2025
Cash, cash balances at central banks and other deposits on demand	2,515
Financial assets held for trading	1,956
Financial assets designated at fair value through other comprehensive income	8,173
Financial assets at amortised cost	55,642
Intangible assets	1,335
Tax assets	1,224
Other assets	1,303
TOTAL ASSETS	72,148

EUR million
Condensed liabilities	31-12-2025
Financial liabilities held for trading	842
Financial liabilities at amortised cost	59,704
Provisions	603
Tax liabilities	1,335
Other liabilities	511
TOTAL LIABILITIES	62,995

EUR million
Other comprehensive income	31-12-2025
Items that will not be reclassified to profit or loss	56
Actuarial gains or losses on defined benefit pension plans	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	56
Items that may be reclassified to profit or loss	(590)
Hedges of net investments in foreign operations (effective portion)	(522)
Exchange differences	(164)
Cash flow hedges (effective portion)	98
Debt instruments at fair value with changes in other comprehensive income	8
Share in other income and expenses recognised in investments, joint ventures and associates	(10)

January - June 2026	115

Condensed income statements of companies held for sale - Santander Bank Polska

EUR million
Condensed consolidated income statements	01-01-2025 to 30-06-2025
Interest Margin	1,505
Dividend income	3
Investments accounted for using the equity method	14
Net commissions	342
Net trading income	37
Other operating results	(73)
Total income	1,828
Administrative expenses, depreciation and amortisation cost	(501)
Impairment of financial assets (*)	(121)
Other results and provisions	(243)
Profit before taxes	963
Tax expense	(237)
Profit of the year	726
(*) Of which EUR -63 million correspond to renegotiations or contractual modifications as of 30 June 2025.

Condensed statements of cash flows of companies held for sale - Santander Bank Polska

EUR million
Condensed consolidated statements of cash flows	30-06-2025
A) Cash flows from operating activities	430
B) Cash flows from investing activities	(11)
C) Cash flows from financing activities	(466)
D) Effect of foreign exchange rate differences	9
E) Net increase/(decrease) in cash and cash equivalents	(38)
Effect on net cash inflows from discontinued operations - Sale of Santander Bank Polska

EUR million
30-06-2026
Cash and cash equivalents disposed of	(2,515)
Consideration received satisfied in cash - Santander Bank Polska	7,035

116	January - June 2026

7.   Tangible assets
a)   Changes in the period
In the first six months of 2026 and 2025, tangible assets (rights of use are not included) were acquired for EUR 2,844 million and EUR 3,197 million, respectively.
Likewise, in the first six months of 2026 and 2025 tangible asset items were disposed of with a carrying amount of EUR 2,923 million and EUR 2,927 million, generating a net profit of EUR 12 million and EUR 1 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 June 2026 and 2025, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 June 2026, Grupo Santander has tangible assets under lease for the amount of EUR 1,607 million (EUR 1,556 million at 31 December 2025).
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 30 June 2026 and 31 December 2025, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	30-06-2026	31-12-2025
Banco Santander (Brazil)	3,309	3,031
United Kingdom (*)	1,398	609
SAM Investment Holdings Limited	1,382	1,444
Santander Consumer Germany	1,304	1,304
Santander Portugal	1,040	1,040
Santander España	998	998
Santander US Auto	971	943
Santander Holding USA (ex. Auto)	787	765
Grupo Financiero Santander (Mexico)	489	463
Banco Santander - Chile	473	470
Ebury Partners	329	326
Santander Consumer Nordics	218	211
Other entities	445	354
Total Goodwill	13,143	11,958
(*) United Kingdom includes both Santander UK and TSB Banking Group Limited.

During the first six months of 2026 there has been an increase in goodwill of EUR 1,185 million, mainly due to the initial recognition of goodwill amounting to EUR 777 million arising from the acquisition of TSB Banking Group Limited. This amount has been determined on a provisional basis in accordance with IFRS 3, as further described in Note 2. To a lesser extent, the increase also reflects foreign exchange differences (see Note 11), which, in accordance with the applicable accounting standards, have been recognised through the heading 'Other comprehensive income - Items that may be reclassified subsequently to profit or loss - Foreign currency translation' within equity in the Condensed Consolidated Statement of Recognised Income and Expense.

Note 17 of the consolidated annual accounts for the year ended 31 December 2025 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test, and when there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Grupo Santander have concluded that during the first six months of 2026 , there were no triggers that required the recording of impairments.

January - June 2026	117

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 June 2026 and 31 December 2025, presented by nature and categories for valuation purposes:

	EUR million
	30-06-2026			31-12-2025
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	52,319			51,968
Short Positions	41,956			44,015
Deposits	99,142	28,164	1,161,212	75,563	30,440	1,072,384
Central banks	7,833	435	17,217	12,385	3,086	18,542
Credit institutions	44,141	1,515	83,615	27,058	1,424	74,692
Customer	47,168	26,214	1,060,380	36,120	25,930	979,150
Debt instruments	—	15,221	332,846	—	11,686	312,704
Other financial liabilities	—	22	49,718	—	22	36,096
Total	193,417	43,407	1,543,776	171,546	42,148	1,421,184
b)   Information on issuances, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	30-06-2026	31-12-2025
Bonds and debentures outstanding	269,438	253,893
Subordinated	30,911	28,859
Promissory notes and other securities	47,718	41,638
Total debt instruments issued	348,067	324,390
The detail, at 30 June 2026 and 2025, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2026 and 2025:

	EUR million
	30-06-2026
	Opening balance as at 01-01-2026	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 06-30-26
Bonds and debentures outstanding	253,893	4,874	59,911	(53,295)	4,055	269,438
Subordinated	28,859	5	2,696	(1,655)	1,006	30,911
Bonds and debentures outstanding and subordinated liabilities issued	282,752	4,879	62,607	(54,950)	5,061	300,349

118	January - June 2026

	EUR million
	30-06-2025
	Opening balance as at 01-01-2025	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 06-30-25
Bonds and debentures outstanding	252,765	—	37,180	(32,874)	(12,180)	244,891
Subordinated	35,461	—	278	(3,147)	(1,641)	30,951
Bonds and debentures outstanding and subordinated liabilities issued	288,226	—	37,458	(36,021)	(13,821)	275,842
Below is information on the main issuances, placements and redemptions carried out by Banco Santander, S.A. during the first six months of 2026 and 2025:
On 11 June 2026, Banco Santander, S.A. proceeded to buyback for subsequent early amortization for a total nominal amount of USD 701.6 million contingent convertible preferred securities into ordinary shares with ISIN US05971KAH23, which are listed on the "New York Stock Exchange" (the "CCPS"). Following this buyback, the outstanding nominal amount was reduced to USD 298.4 million.
On 3 June 2026, Banco Santander, S.A. carried out an issuance of newly issued contingent convertible preferred securities into the Bank´s ordinary shares (CCPS) in a total nominal amount of USD 1,500 million. The issuance was priced at par, and the distribution on the CCPS, the payment of which is subject to certain conditions and is also discretionary, was set at 7.25% payable quarterly for the first ten years. Thereafter, it will be reset every five years at a rate equal to the five-years U.S. Treasury rate plus a margin of 283.7 basis points.
On 22 April 2026, Banco Santander, S.A. issued EUR 1 billion of subordinated debt with a 12-year maturity. The issuance was priced at 99.834% of par value and carries an annual coupon of 4.25% for the first seven years, with an issuer call option in April 2033. if the notes are not redeemed on that date, the coupon will be reset to a fixed rate equal to the five-year Euro swap rate plus 135 basis points.
On 14 January 2026, Banco Santander, S.A. proceeded to prepay all of the contingently convertible Tier 1 preferred shares with ISIN code XS2102912966, for a total nominal amount of EUR 1,033.4 million.
On 18 March 2025, Banco Santander, S.A. carried out an issue of subordinated debt for an amount of EUR 1,500 million and carrying a 2.50% coupon with ISIN code XS1201001572.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 600.8 million out of a total of EUR 1,500 million of the transaction with ISIN XS1384064587 following the tender announcement launched on 6 February 2025.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 563.6 million euros out of a total of EUR 1,000 million of the transaction with ISIN XS1548444816 following the tender announcement launched on 6 February 2025.
c)    Other issuances guaranteed by Grupo Santander
At 31 June 2026 and 2025, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 June 2026 and 31 December 2025:

	EUR million
	30-06-2026		31-12-2025
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,161,212	1,161,811	1,072,384	1,073,147
Debt instruments	332,846	333,653	312,704	314,173
Liabilities	1,494,058	1,495,464	1,385,088	1,387,320
Additionally, other financial liabilities are accounted for EUR 49,718 million and EUR 36,096 million as of 30 June 2026 and 31 December 2025, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2025, other than those mentioned in these interim financial statements.

January - June 2026	119

10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2025 to 30 June 2026, is mainly due to net provisions recognised in equity as a result of changes in financial assumptions and other experience adjustments, partially offset by benefit payments, premiums and contributions (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 June 2026 and at 31 December 2025 of Provisions for taxes and other legal contingencies and Other provisions. The types of provisions were determined by grouping together items of a similar nature:

	EUR million
	30-06-2026	31-12-2025
Provisions for taxes	763	720
Provisions for employment-related proceedings (Brazil)	801	594
Provisions for other legal proceedings	1,739	1,675
Provision for customer remediation	1,031	826
Provision for restructuring	534	279
Other	927	899
	5,795	4,993
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation proceedings affecting the Group is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
With respect to changes in provisions in the first six months of 2026, for employment and other legal proceedings, in Brazil, provisions of EUR 361 million and EUR 138 million were recorded, making payments of EUR 210 million and EUR 91 million, respectively.

120	January - June 2026

c)    Litigation and other matters
i. Tax-related litigation
At 30 June 2026 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals, which involve several cases, are pending decision in different administrative and judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. In December 2020, the appeal was decided unfavourably, and the judgement was appealed before the higher courts. This case fell within the scope of the Comprehensive Transaction Programme (Programa de Transaçao Integral) established by the Ministry of Finance, and in 2025 a final settlement was reached. The amounts paid under the terms of the Transaction were fully provisioned.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), (currently Zurich Santander Brasil Seguros e Previdência S.A.), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil) (currently Zurich Santander Brasil Seguros e Previdência S.A.), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. The Bank appealed before the Higher Chamber of CARF, and a final favourable decision was obtained in April 2024. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. In May and October 2024, the appeal related to period 2009 to 2012 was finally rejected by the CARF and the resolution was appealed at the Federal Justice. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.

January - June 2026	121

•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court. The Regional Court has issued a decision upholding the tax authorities' appeal, which has subsequently been challenged by the Bank. No provision was recognized as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a lawsuit to exclude the income earned on compulsory deposits held with the Central Bank of Brazil (BACEN) from the PIS and COFINS tax base. In 2024, a favorable decision was rendered, which was appealed by the National Treasury. A provision was recognized for the amounts involved.

•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. The tax assessment notices were appealed to the CARF. In 2024, the CARF issued a favourable partial decision on both infraction notices. In December 2024, the tax authorities issued a new infringement notice for 2019 and 2020. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 852 million, and for lawsuits that qualify as contingent liabilities is EUR 5,507 million.
At the date of approval of these interim financial statements, there are other less significant tax disputes.
ii. Non-tax-related proceedings
At 30 June 2026 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities, known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander, S.A. in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander, S.A. subsidiary) (SISUK and together with GECB the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.
On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered into between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim. The Judgment required the Santander Entities to pay GBP 515 million plus interest of GBP 162 million.
In October 2025 the Santander Entities obtained permission to appeal the findings in the Judgment relating to the application of the indemnity arising from PPI sales occurring before the indemnity had been agreed in December 2000 (Santander Appeal).  In January 2026, AXA France obtained permission to cross-appeal the Commercial Court’s rejection of AXA France’s contribution claim made under the Civil Liability (Contribution) Act 1978 (the AXA France’s cross appeal). A decision on the Santander Appeal and AXA France’s cross appeal is expected in the second half of 2026.
With respect to the Santander Appeal and AXA France’s cross-appeal, there are points of legal interpretation to be resolved and, in the case of the cross-appeal, factual points to be determined. The significant uncertainties make it difficult to predict the timing or the final impact of the resolution of the appeals for the Group.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.
•Motor Finance Broker Commissions: following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) received several of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA paused the handling of motor finance commission related complaints. The pause is in place until 31 May 2026, reflecting the extended timeline of the FCA's Review and subsequent Consultation (see below). A claim was issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. These proceedings have been stayed until the end of December 2026 reflecting the timeline of the challenges to the FCA's final redress scheme published on 30 March 2026 (as is explained below).

122	January - June 2026

The Santander UK group Holdings recognised a provision of GBP 293.0 million (EUR 353.3 million) in its financial results for 2024 following a decision of the Court of Appeal in Hopcraft, Wrench and Johnson (Hopcraft) stating that motor dealers acting as credit brokers owed fiduciary or disinterested duties to their customers. On 1 August 2025, the Supreme Court overturned this decision finding that commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in one of the cases on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness of the relationship with borrower was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
Following the Supreme Court’s judgment, on 3 August 2025, the FCA announced that it aimed to publish a consultation on an industry wide redress scheme in early October and that this consultation would be open for six weeks. In early September 2025, the appeal to the Court of Appeal of the High Court’s judicial review of a final decision by the Financial Ombudsman Service against another lender (which alongside the Supreme Court case was highly relevant to the outcome of the FCA’s Review) was discontinued.
Santander UK increased its provision to GBP 461 million (EUR 528.1 million) in its financial results for 2025, further to the publication of the FCA’s consultation paper on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme (the Consultation). This was based on a range of scenarios and assumptions, reflecting an increased likelihood that a higher number of cases than previously predicted could be eligible for redress, that the FCA would seek to impose a remedy that extended beyond reversing any damaging financial consequences caused by any unfair relationships and potential changes to the proposed scheme following responses to the Consultation or publication of the FCA’s final scheme rules.
On 30 March 2026, the FCA published its Policy Statement PS26/3: Motor finance consumer redress scheme. Following its assessment of the final scheme rules, which included several changes to the proposals in the Consultation, Santander UK group decided not to challenge the scheme and to focus on its implementation in order to bring greater certainty to its customers.
Santander UK updated its scenarios and assumptions including operational and legal costs to reflect the final scheme rules. This resulted in an additional charge of GBP 179 million (EUR 207 million), increasing the total provision to GBP 633 million (EUR 725 million), at the upper end of the previously assessed range.
Applications have been made by certain lenders and a consumer group to challenge aspects of the scheme before the Upper Tribunal. On 1 July 2026, the Tribunal made orders providing for the management of those proceedings and partially suspending certain elements of the scheme including sending communications to affected customers and making compensation payments pending determination of the challenges. The substantive hearing is expected to take place by Q1 2027.

At 30 June 2026, Santander UK has a provision of GBP 623 million (EUR 724 million) corresponding to the existing provision at the end of previous quarter after utilization of costs incurred to date.

As a result, the legal and regulatory outcomes, and the nature, extent and timing of any remediation action remain uncertain.

Given the existing uncertainties, including those relating to the potential implementation of the scheme and the outcome of the challenges, the final financial impact of this matter could differ from the provision recorded as of the reporting date.

•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous civil lawsuits were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to the direct appeals filed before the General Court of the European Union (EGC) and the Court of Justice of the European Union (CJEU), all appeals were either dismissed or discontinued. Currently, there are no ongoing appeals. On 4 February 2026, the National Court issued its first rulings dismissing the actions brought against the FROB’s decision, in application of the judgments of the EGC and the CJEU.
In the civil proceedings, several Spanish judges referred to the CJEU a number of preliminary questions that have already been resolved. In particular, in the judgments of 5 May 2022 (C-410/20) and 5 September 2024 (C-775/22, C-779/22, C-794/22), the CJEU stated that Directive 2014/59/EU on bank resolution prevents shareholders, subordinated debt holders, and holders of equity instruments converted into shares bringing actions against a financial institution subject to a resolution proceeding or against its successor after the resolution, claiming liability for the information contained in the prospectus, under Directive 2003/71/EC, or actions seeking the nullity of the contract of subscription of capital instruments, which, given its retroactive effects, would result in the refund of the value of such securities, plus the interest accrued as of the date of execution of the contract. In its 11 September 2025 resolutions (C-687/23 and C-447/23), the CJEU declared that the above referred TJUE resolutions do not apply to actions pursued prior to the entity’s resolution. There are currently no other preliminary questions under consideration.

January - June 2026	123

On 4 March 2024, in the context of preliminary proceedings 42/2017, the Central Court of Instruction No. 4 issued a ruling transforming the proceedings into Summary Proceedings and terminating the investigation phase. The ruling considers that the circumstantial evidence resulting from the investigation which could constitute a crime is basically the following: (i) an alleged misrepresentation in the prospectus of the 2016 capital increase of Banco Popular; (ii) an alleged misrepresentation in the annual accounts of Banco Popular for 2015, the interim financial statements for 2016 and the annual accounts for 2016; and (iii) the offer to the market of a distorted amount of regulatory capital, after the capital increase of 2016 (for allegedly having been granted by Banco Popular financing to clients for the subscription of shares in the aforementioned capital increase, without discounting it from the regulatory capital). According to the aforementioned ruling, these facts could constitute the crimes of fraud of investors (art. 282 of the Criminal Code) and accounting falsehood (art. 290 of the Criminal Code). All appeals filed against the ruling have been dismissed.

The accusing parties, including the Public Prosecutor's Office, filed their indictment briefs on 28 October 2024, which included requests for compensation for civil liability and the request that not only the defendants but also several entities are held liable for such compensation, including Banco Santander, S.A., the auditing firm and several insurance companies. Following the filing of the indictment briefs, on 22 November 2024, the Court (Investigating Judge) issued an order for the opening of the oral trial against the defendants and civil liability parties, including Banco Santander, S.A. as a possible civil liable party. However, in line with what was determined by the Spanish National Court and confirmed by the Supreme Court concerning the hypothetical succession of Banco Popular by Banco Santander, S.A., the oral trial has not been opened against the Bank as possible direct civil liable party. Regarding civil liability, the Bank considers that it has no subsidiary civil liability, in light of the CJEU’s judgments of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23). Notwithstanding the foregoing, in its 5 October 2022 ruling, the Spanish National Court has stated that this issue shall be resolved within the ongoing proceedings.
The order to open the oral trial states that the plaintiffs have requested compensation for civil liability for a total amount of EUR 2,277.65 million. Additionally, the order rejects the imposition of the guarantee requested by several of the accusing parties, considering that it is unnecessary to secure the outcome of the trial. The defendants and potential civil liable parties submitted their defense writs on 4 February 2025. On 2 March 2026, the order admitting the evidence was issued, and the oral hearing was scheduled to take place from 19 January to 30 June 2027.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all bonds in circulation regarding such commercial action. The CJEU judgements of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23) referred above, represented a very significant reduction in the risk associated with these claims.
•German shares investigation: the Bank and other group entities based in the UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited- are involved in investigation and supervisory proceedings conducted by the competent German authorities, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result, and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties, and/or disgorgement of proceeds) cannot be reliably anticipated. For this reason, the Group has not recognized any provisions in relation to the potential imposition of financial liabilities.
•Banco Santander was sued in a legal proceeding in which the plaintiff alleges that the Banco Santander breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling upholding the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. For the case that the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause. On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million.
On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying that part of this amount (EUR 18.6 million buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts of the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the First Instance Court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR. 35.5 million, within the voluntary compliance period.
On 6 February 2023, Banco Santander was notified with the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023.

124	January - June 2026

On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. The extraordinary and cassation appeals submitted by the Bank were accepted on 26 March 2025 and are pending to be resolved. Existing provisions cover the estimated risk of loss.
•CHF Polish Mortgage Loans (Santander Consumer Bank Poland): in October 2019, the CJEU rendered its decision in relation to the effects of the potential unfairness of certain contractual clauses in CHF-Indexed loan agreements. The CJEU established that it for the national courts to determine the invalidity of a contract where it cannot be maintained without the clause declared unfair and where no supplementary provisions exist that would allow the contract to be maintained. Subsequently, in June 2023, the CJEU confirmed that the effects of such invalidity must be determined in accordance with national law, interpreted in the light of Directive 93/13/EEC, and that claims by financial institutions exceeding the reimbursement of the loan principal and, where applicable, default interest, are contrary to the objectives of that Directive.
In April 2024, the Civil Chamber of the Polish Supreme Court issued a judgment confirming that clauses relating to the mechanism for determining the exchange rate declared abusive cannot be replaced by alternative provisions and that, in the absence of a binding exchange rate, the contract is not enforceable for the parties. With regard to the effects of invalidity, the Supreme Court confirmed the existence of independent restitution claims for each party and ruled out the possibility of claiming interest or other amounts for the use of the funds. Nevertheless, certain aspects of this judgment have been subject to internal debate within the Supreme Court itself, reflecting the complexity and evolving nature of the jurisprudential framework.
In this context, Santander Consumer Bank S.A. estimates legal risk using a model that considers different possible outcomes and regularly review court rulings on this matter in order to assess changes in case law, including the impact of the aforementioned Supreme Court judgment. Settlements are being reached both with customers who have already initiated legal proceedings and with customers who have not yet filed a claim. The model used to calculate provisions for legal risks considers the evolution and expected development of such settlements.
As of 30 June 2026, Santander Consumer Bank S.A. (Poland), held a portfolio of mortgages denominated in or indexed to CHF amounting to approximately PLN 523.4 million (EUR 123.9 million). As of the same date, the total amount adjusted against the gross carrying amount of loans in accordance with IFRS 9, together with the provisions recognised under IAS 37, amounts to PLN 775.1 million (EUR 180.4 million), of which PLN 410.1 million (EUR 95.4 million) corresponds to adjustments to the gross carrying amount under IFRS 9 and PLN 365.0 million (EUR 84.9 million) to provisions recognised under IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 and under IAS 37 during the first 6 months of 2026 are not material. Other costs related to the dispute amounted to PLN 62.3 million (EUR 14.7 million).
The Group continues to monitor the evolution of legal proceedings and to periodically review the adequacy of the provisions recognised, which represent the best estimate of the risk existing as of 30 June 2026.
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
Since 2021, Santander Mexico has filed before the Supreme Court of Justice of the Nation a constitutional review challenge (recurso de revisión constitucional) against the referred decision which was initially rejected by the Supreme Court; and several appeals (recursos de reclamación) against such rejection. On 25 June 2025, one of the appeals filed by the Bank was accepted, and this decision was extended to a remaining one, which will now be resolved. In case that these appeals are resolved favorably to the Bank, the Supreme Court will decide on the merits of the constitutional review against the judgment which condemned the Bank.
In parallel to the foregoing, the Bank also filed an amparo against the judgment favorable to the plaintiffs rendered by the First Collegiate Court of the Fourth Circuit in the State of Nuevo León before the Collegiate Courts of such State. In April 2026, the Supreme Court of Justice of the Nation admitted the request filed by the Bank in 2024 to hear and resolve the amparo appeal.

The challenges and appeals filed by the Bank imply that the judgment rendered in favour of the plaintiffs is not final, and Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to reliably determine it at this time. At the current stage of the proceedings, the provisions recorded are considered sufficient to cover the risks deriving from this claim.

January - June 2026	125

•Mortgage Expenses: In December 2015 the Spanish Supreme Court ruled that mortgage clauses relating to the payment of fees associated to formalizing the mortgage were abusive. On 27 November 2018, the Supreme Court agreed that the taxpayer of the documented legal acts stamp duty tax (IAJD) on the mortgage loans should be the borrower. On 9 November 2018, RDL 17/2018 came into force and modified the Law of the IAJD, establishing that the taxpayer is the Bank. On 23 January 2019, the Supreme Court ruled the distribution of the same must be 50% between the Bank and the borrower in public notary expenses and agency expenses. The Supreme Court also ruled that the Bank must pay 100% of the Registry. On 26 October 2020, the Supreme Court ruled that the Bank is fully responsible for the management expenses; and on 27 January 2021, the Supreme Court ruled that the Bank is also responsible for the valuation expenses.
The CJEU judgment of 25 January 2024 established that, for the purposes of calculating the limitation period, it is necessary that the consumer is aware of their rights and of the possibility that their clause may be null and void. The CJEU also stated that it cannot be presumed that the consumer has knowledge of national case law on consumer rights, even if such case law is well established. The CJEU judgment of 25 April 2024, while declaring that the specific judgment declaring the nullity of the clause constitutes an appropriate moment for the limitation period to commence, added that this is without prejudice to the professional’s ability to prove that the consumer had, or could reasonably have had, knowledge of the unfair nature of the clause in question prior to that decision being issued. The Spanish Supreme Court, in its judgment of 14 June 2024, confirmed that the commencement of the limitation period requires the professional to prove, in each individual case, that the consumer was aware of the unfair nature of the clause, providing specific evidence regarding their dealings with that consumer. The recorded provision includes the best estimate of Group’s liability for this matter.
Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 30 June 2026, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.

126	January - June 2026

11.   Equity
In the six-month periods ended 30 June 2026 and 2025 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 30 June 2026 and 31 December 2025 consisted of EUR 7,345 million, represented by 14,689,319,502 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
b)    Share premium
Includes the amount paid by the bank's shareholders in capital issuances in excess of par value.
c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	30-06-2026	31-12-2025
Other comprehensive income accumulated	(33,913)	(37,974)
Items not reclassified to profit or loss	(3,160)	(4,121)
Actuarial gains or losses on defined benefit pension plans	(3,895)	(3,896)
Non-current assets held for sale	—	56
Share in other income and expenses recognised in investments, joint ventures and associates	6	1
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	744	(250)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	253	208
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(253)	(208)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(15)	(32)
Items that may be reclassified to profit or loss	(30,753)	(33,853)
Hedge of net investments in foreign operations (effective portion)	(8,181)	(7,343)
Exchange differences	(21,864)	(25,475)
Hedging derivatives (effective portion)	154	333
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(577)	(372)
Hedging instruments (items not designated)	22	(11)
Non-current assets held for sale	—	(590)
Share in other income and expenses recognised in investments, joint ventures and associates	(307)	(395)
d) Other comprehensive income – Items not to be reclassified to profit or loss – Actuarial gains or losses on defined benefit pension plans.
The balance of the heading Other accumulated comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans, includes the actuarial gains or losses and the return on the assets assigned to the plan, less administration costs and plan's own taxes, and any change in the effects of the asset limit, excluding amounts included in net interest on net defined benefit liability (asset). Its variation is shown in the consolidated condensed statement of recognized income and expense.
During the first six months of 2026, the amount of actuarial losses (net of actuarial gains) has increased by EUR 159 million. The main impacts are:
In first place, due to the higher addition against equity amounting to EUR 37 million, with the following breakdown:
•Increase of EUR 48 million in the accumulated actuarial losses relating to the Group´s entities in the United Kingdom, mainly due to the evolution of the asset portfolio, experience adjustments and movements in long-term inflation -increase from 2.90% to 2.96%- partially offset by movements in the discount rate -increase from 5.58% to 5.92%-.
•Decrease of EUR 11 million in the cumulative actuarial losses relating to the Group's businesses in other geographical areas.
In second place, due to the evolution of exchange rates, a EUR 122 million increase, mainly due to the appreciation of the Brazilian real and the sterling pound.

January - June 2026	127

e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2026 and 31 December 2025 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	30-06-2026				31-12-2025
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Domestic
Spain	56	(383)	(327)	117	47	(1,326)	(1,279)	133
International
Rest of Europe	262	(31)	231	1,669	75	(81)	(6)	186
United States	23	(1)	22	35	23	(1.00)	22	36
America and rest of the world	818	—	818	1,781	1,013	—	1,013	1,926
	1,159	(415)	744	3,602	1,158	(1,408)	(250)	2,281
Of which:
Listed	1,022	(58)	964	3,328	1,033	(49)	984	1,993
Unlisted	137	(357)	(220)	274	125	(1,359)	(1,234)	288
f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first six months of 2026 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the general appreciation of the currencies Brazilian real, Mexican peso, US dollar, Argentine peso and Pound sterling (see Note 1.e).
Of this variation, a capital gain of EUR 395 million corresponds to the valuation at the closing exchange rate of goodwill for the first six months of 2026 (see Note 8).

128	January - June 2026

g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income - Loans and advances and debt instruments
Includes the net amount of unrealised fair value changes in debt instruments- loans and advances and debt instruments- at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2026 and 31 December 2025 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument:

	EUR Million
	30-06-2026			31-12-2025
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)
Loans and advances	146	(121)	25	169	(71)	98
Debt instruments	289	(891)	(602)	364	(834)	(470)
The detail of Debt instruments depending on the geographical origin of the issuer is as follows:

	EUR million
	30-06-2026				31-12-2025
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Issued by public Public-sector
Spain	90	—	90	11,447	118	—	118	10,142
Rest of Europe	47	(42)	5	5,484	61	(36)	25	6,469
America and rest of the world	105	(645)	(540)	33,044	109	(528)	(419)	31,685
Issued by Private-sector
Spain	8	(5)	3	279	8	(6)	2	376
Rest of Europe	27	(5)	22	4,045	28	(15)	13	4,672
America and rest of the world	12	(194)	(182)	4,671	40	(249)	(209)	4,961
	289	(891)	(602)	58,970	364	(834)	(470)	58,305

January - June 2026	129

12.   Segment information (Primary segments)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. Grupo Santander's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and country in which profits are earned. Santander prepares the information by aggregating the figures for Grupo Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026:
•Reporting of the Cards business within Retail & Commercial Banking: the income statement and balance sheet items relating to the Cards business are reclassified to Retail (previously recorded in Payments).
•Other changes within the primary segments:
◦The Digital Consumer Bank (Consumer) business is renamed Openbank.
◦Wealth Management & Insurance is reorganized into two business lines: Private Banking, which comprises the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities, and include the investment platforms and holdings that complement the traditional Wealth business.
These changes do not have any impact on the reported figures at the Group or primary segment levels.
The Group's primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre. The global businesses are:
•Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses.
•Openbank, previously known as Digital Consumer Bank: comprises business originated by consumer finance companies, including the digital bank (formerly Openbank), Open Digital Services (ODS) and the retail business in the US.
•Corporate & Investment Banking (CIB): business which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines. Offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve the broad customer base.
•Wealth Management & Insurance (Wealth): comprises two business lines: i) Private Banking, which includes the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which will bring together the insurance business and liquid and illiquid asset management activities and includes the investment platforms and holdings that complement the traditional Wealth business.
•Payment Solutions (Payments): brings together the Group’s digital payment solutions and provides global technological solutions to Group entities and new customers in the open market. It will comprise Getnet, Getnet Platforms and Ebury.
•Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
In accordance with the information used by the Group's executive committee for decision making, following is a distribution of the gross margin by business segment of the consolidated income statements for the six-month periods ended 30 June 2026 and 2025.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

130	January - June 2026

Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the six-month periods ended 30 June 2026 and 2025:

	EUR million
	Total Income		Profit before tax		Profit
Segment	30-06-2026	30-06-2025	30-06-2026	30-06-2025	30-06-2026	30-06-2025
Retail & Commercial Banking	17,135	16,202	5,861	5,283	4,124	3,653
Openbank	6,535	6,425	1,405	1,456	827	1,042
Corporate & Investment Banking	4,779	4,119	2,379	2,188	1,742	1,472
Wealth Management & Insurance	2,093	1,930	1,356	1,196	1,083	906
Payments	771	641	92	22	78	16
Corporate Centre	(466)	(353)	(746)	(807)	(525)	(713)
Underlying Profit	30,847	28,965	10,347	9,337	7,328	6,376
Adjustments	(25)	13	(386)	(233)	1,645	457
Statutory Profit	30,822	28,978	9,961	9,104	8,973	6,833
Explanation of the adjustments to the statutory profit at 30 June 2026:
•In the statutory income statement, the capital gain resulting from the completion of the Poland disposal in the first quarter of 2026 was recorded in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, said capital gain is excluded from the underlying profit.
•In the statutory income statement, restructuring costs associated with the TSB acquisition in the second quarter of 2026 were recorded in the 'Provisions or reversal of provisions' line item, aggregated in 'Other results and provisions'. The recorded amount, net of taxes, is EUR 250 million. However, in the underlying income statement, these costs have been excluded from underlying profit.
•In the second quarter of 2026, a provision totalling EUR 39 million, net of tax and non-controlling interests, was recorded for or potential complaints related to motor finance dealer commissions in the UK associated with joint ventures. In the underlying income statement, this provision has been reclassified from a line item that is aggregated within ‘other operating income’, from 'tax on profit' and from 'non-controlling interests' to 'other gains (losses) and provisions', thereby recording the full amount in aggregate in a single line item.
Explanation of the adjustments to the statutory profit at 30 June 2025:
•In accordance with IFRS 5 requirements, in the statutory profit, results subject to the Poland disposal have been reported under the line 'Profit or loss after tax from discontinued operations' (see Note 2). However, in the underlying profit, the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•A capital gain of EUR 231 million at 30 June 2025, from the sale of Santander's remaining 30.5% stake in CACEIS.
•Charges of EUR 467 million at 30 June 2025 (EUR 231 million net of taxes and minority interests) after updating the macroeconomic parameters in Brazil's credit provisioning models.

January - June 2026	131

113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first six months of 2026 and 2025, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	30-06-2026
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	67	1	68
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	57	1	58
	—	—	124	2	126
Income
Finance income	—	—	209	3	212
Dividends received	—	—	—	—	—
Services rendered	—	—	16	—	16
Sale of stocks	—	—	—	—	—
Other income	—	—	781	1	782
	—	—	1,006	4	1,010

	EUR million
	30-06-2026
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	2	183	40	225
Financing agreements: loans and capital contributions (borrower)	—	(2)	283	153	434
Guarantees provided	—	—	—	(8)	(8)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	40	14	54
Dividends and other distributed profit	—	3	—	23	26
Other transactions	—	—	(26)	(6)	(32)

132	January - June 2026

	EUR million
	30-06-2026
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	20	10,495	314	10,829
Other collection rights	—	—	333	15	348
	—	20	10,828	329	11,177
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	13	3,109	217	3,339
Other payment obligations	—	—	179	—	179
	—	13	3,288	217	3,518

	EUR million
	30-06-2025
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	60	2	62
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	51	1	52
	—	—	111	3	114
Income
Finance income	—	—	221	4	225
Dividends received	—	—	—	—	—
Services rendered	—	—	15	—	15
Sale of stocks	—	—	—	—	—
Other income	—	—	666	1	667
	—	—	902	5	907

January - June 2026	133

	EUR million
	30-06-2025
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	3	281	111	395
Financing agreements: loans and capital contributions (borrower)	—	(5)	(424)	162	(267)
Guarantees provided	—	2	7	4	13
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	27	(7)	20
Dividends and other distributed profit	—	3	—	33	36
Other transactions	—	—	(204)	(3)	(207)

	EUR million
	31-12-2025
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	18	10,121	274	10,413
Other collection rights	—	—	370	21	391
	—	18	10,491	295	10,804
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	15	2,786	376	3,177
Other payment obligations	—	—	191	—	191
	—	15	2,977	376	3,368

134	January - June 2026

14.   Off-balance-sheet exposures
The off-balance-sheet exposures relate to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	30-06-2026	31-12-2025
Loan commitments granted	325,379	321,234
Of which impaired	432	345
Financial guarantees granted	17,498	17,449
Of which impaired	316	332
Bank sureties	17,455	17,437
Credit derivatives sold	43	12
Other commitments granted	151,556	148,118
Of which impaired	574	668
Other granted guarantees	64,229	62,161
Other	87,327	85,957
The breakdown of the off-balance sheet exposure and impairment on 30 June 2026 and 31 December 2025 by impairment stages is EUR 471,257 million and EUR 464,215 million of exposure and EUR 357 million and EUR 338 million of impairment in stage 1, EUR 21,854 million and EUR 21,241 million of exposure and EUR 218 million and EUR 206 million of impairment in stage 2, and EUR 1,322 million and EUR 1,345 million of exposure and EUR 173 million and EUR 169 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the six-month periods ended 30 June 2026 and 2025 is as follows:

Average headcount
	Bank		Group (*)
	30-06-2026	30-06-2025	30-06-2026	30-06-2025
Men	11,493	11,913	90,638	94,530
Women	11,121	11,451	95,173	100,872
	22,614	23,364	185,811	195,402
(*) As of 30 June 2025, this excludes the Group’s business sold in Poland. Including Poland, the average headcount amounted to 206,045.
The number of branches, depending on their location, as of 30 June 2026 and 31 December 2025 is as follow:

Number of branches
	Group
	30-06-2026	31-12-2025
Spain (*)	1,499	1,674
Group (**)	4,997	5,091
	6,496	6,765
(*) Includes branches in Spain of the Openbank business.
(**) Excludes 359 branches from the business sold in Poland at 31 December 2025.

January - June 2026	135

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 June 2026 and 31 December 2025, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	30-06-2026				31-12-2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	120,390	158,735	7,816	286,941	106,529	139,293	6,496	252,318
Non-trading financial assets mandatorily at fair value through profit or loss	2,647	2,413	2,998	8,058	2,407	2,465	2,889	7,761
Financial assets designated at fair value through profit and loss	2,857	4,976	51	7,884	2,860	5,152	34	8,046
Financial assets at fair value through other comprehensive income	53,995	11,384	9,992	75,371	52,589	12,962	9,061	74,612
Hedging derivatives (assets)	—	5,006	—	5,006	—	3,924	7	3,931
Financial liabilities held for trading	34,617	157,680	1,120	193,417	37,192	133,490	864	171,546
Financial liabilities designated at fair value through profit or loss	—	43,279	128	43,407	—	42,148	—	42,148
Hedging derivatives (liabilities)	—	4,490	4	4,494	—	4,229	19	4,248
Liabilities under insurance contracts	—	19,103	244	19,347	—	18,510	227	18,737
The Group determines the fair value of financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When quoted prices in active markets exist for identical instruments, those prices are used without significant adjustments. In the absence of quoted prices in active markets, fair value is estimated using valuation techniques generally accepted in the market, maximising the use of observable inputs and minimising the use of unobservable inputs.

The valuation techniques applied by the Group include, among others, discounted cash flow methods, present‑value models, option‑pricing models, techniques based on prices or spreads of comparable instruments, credit models, and simulation or stochastic‑volatility models for more complex instruments. Key inputs include interest‑rate and discount curves, inflation curves, exchange rates, spot prices, credit curves, liquidity spreads, volatilities, dividends, correlations, recovery rates, prepayment rates and other parameters relevant to the instrument being valued.

Classifications are reviewed periodically considering, among other factors, market depth and liquidity, the frequency and dispersion of quotes, the availability of observable transactions, the extent of price corroboration from independent sources and the relevance of unobservable inputs to the measurement. Transfers between levels are recognised in accordance with the Group’s internal policies and reflect changes in input observability or their relative significance.
The Group has a valuation governance and control framework with segregated responsibilities. Business units are responsible for originating and managing financial products, while the independent Risk and/or Valuation functions periodically verify models, market inputs, valuation results, valuation adjustments and the fair value hierarchy classification. This framework includes new‑product approval processes, independent model validation, independent price verification, observability analysis, data‑quality controls and escalation of material issues or exceptions.

136	January - June 2026

Valuation techniques
Valuations obtained from market prices or internal models are adjusted, where appropriate, to reflect the exit price that market participants would consider at the measurement date. These adjustments are part of the fair value measurement and are intended to incorporate risks, costs or uncertainties not fully captured by the price or the valuation technique used.

The main valuation adjustments considered by the Group, where applicable and significant, are as follows:
•Bid-offer and liquidity adjustments: reflect the estimated cost of closing, transferring or hedging positions, especially when the reference valuation is obtained from market mid‑prices or when market depth is limited.

•Input‑uncertainty adjustments: cover dispersion or limited observability of prices, curves, spreads, volatilities, correlations, recovery rates, prepayment rates or other parameters used in valuation.

•Model‑risk adjustments: capture the uncertainty inherent in the valuation methodology, calibration assumptions or the inability to fully replicate an instrument’s risks in the market, especially for complex products or with non‑standard optionalities.

•Counterparty credit risk adjustments (CVA): reflect the risk that the counterparty defaults before the maturity of the transactions, considering expected positive exposure, probability of default, loss severity, netting and collateral arrangements, and the applicable discount curves.

•Own credit risk adjustments on derivatives (DVA): reflect the effect of the Group’s own credit risk in the valuation of derivative liabilities, considering expected negative exposure and relevant own‑credit parameters.

•Funding adjustments (FVA/FFVA): incorporate, where applicable, the impact of funding costs or benefits associated with uncollateralised or partially collateralised components of the OTC derivatives portfolio, in line with the terms that a market participant would consider in valuation.

•Collateral and collateral‑remuneration adjustments: reflect the impact of contractual collateralisation terms, collateral remuneration and the quality of guarantees where not fully captured in the base valuation.

•Own‑credit risk adjustments on liabilities designated at fair value: incorporate the effect of the Group’s own credit quality on certain financial liabilities designated at fair value, in accordance with the applicable accounting framework.

These adjustments are calculated on bases consistent with the Group’s fair value framework and rely, to the extent possible, on observable market information. Where sufficient observable information is not available, duly documented internal estimates are used and are subject to independent validation, verification and ongoing monitoring. The materiality of adjustments and their potential impact on the classification of instruments within the fair value hierarchy are assessed periodically.
When, on initial recognition of a financial instrument measured at fair value, differences exist between the transaction price and the valuation obtained from a model using significant unobservable inputs, such differences are recognised in accordance with the applicable accounting framework, normally deferring recognition in profit or loss until the relevant inputs become observable, cease to be significant, the position is realised, or the period during which unobservability is considered to persist has elapsed.
As of 30 June 2026, the main adjustments recorded are as follows:
•The CVA (Credit Valuation Adjustment) accounted for was EUR 240 million (an increase of 7.1% compared to 31 December 2025) and adjustments of DVA (Debt Valuation Adjustment) was EUR 291 million (an increase of 2.1% compared to 31 December 2025). The increase in CVA was driven by movements in credit markets and growth in certain derivatives portfolios, while the increase in DVA was mainly attributable to a modest widening of credit spreads.

•Valuation adjustments accounted to EUR 324 million, representing an increase of 4.95% compared to 31 December 2025. These adjustments mainly reflect bid-offer spread uncertainty, the dispersion of valuation inputs among different pricing contributors and the uncertainty associated with certain valuation models. The increase reflects greater uncertainty regarding the inputs used to arrive at a fair valuation of the Group's positions.

January - June 2026	137

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 30 June 2026 and 31 December 2025:

	EUR million		EUR million
	Fair values calculated using internal models at 30-06-2026 (*)		Fair values calculated using internal models at 31-12-2025 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	182,514	20,857	163,796	18,487
Financial assets held for trading	158,735	7,816	139,293	6,496
Loans and receivables (**)	84,231	6,529	67,992	5,185	Present value method	Interest rates, Exchange rates, Credit spreads
Debt instruments	17,133	311	14,456	340	Present value method. Prices observed in inactive markets or for similar assets	Interest rates, Exchange rates, Credit spreads
Equity instruments	16	—	14	—	Net present value. Prices observed in inactive markets or for similar assets	Market prices, Interest rates, Exchange rates, Dividends
Derivatives	57,355	976	56,831	971
Swaps	42,279	546	39,716	551	Cash flow discounting	Interest rates, Credit spreads, Basis, Liquidity
Exchange rate options	1,160	31	1,332	39	Black-Scholes model	Exchange rate, Volatilities, Correlations, Liquidity
Interest rate options	1,824	1	1,490	39	Black-Scholes, SABR and LGM models	Interest rate, Volatilities, Correlations, Liquidity
Index and securities options	552	214	439	120	Black-Scholes model	Equity prices, Volatilities, Dividends
Interest rate futures	774	3	177	—	Present value method	Interest rate
Other	10,766	181	13,677	222	Present value method, advanced stochastic volatility models. Multifactor models	Interest rate, Exchange rates, Credit spreads, Volatilities, Correlations, Liquidity, Prepayment rates, Recovery rates
Hedging derivatives	5,006	—	3,924	7
Swaps	4,736	—	3,690	7	Cash flow discounting	Interest rates, Credit spreads, Basis, Liquidity
Interest rate options	102	—	91	—	Black-Scholes, SABR and LGM models	Interest rate, Volatilities, Correlations, Liquidity
Other	168	—	143	—	Present value method, advanced stochastic volatility models. Multifactor models	Interest rate, Exchange rates, Credit spreads, Volatilities, Correlations, Liquidity, Prepayment rates, Recovery rates
Non-trading financial assets mandatorily at fair value through profit or loss	2,413	2,998	2,465	2,889
Loans and receivables	1,368	165	1,512	171	Present value method	Interest rates, Exchange rates, Credit spreads
Debt instruments	17	230	54	175	Present value method. Prices observed in inactive markets or for similar assets	Interest rates, Exchange rates, Credit spreads
Equity instruments	1,028	2,603	899	2,543	Net present value. Prices observed in inactive markets or for similar assets	Market prices, Interest rates, Exchange rates, Dividends
Financial assets designated at fair value through profit or loss	4,976	51	5,152	34
Loans and receivables	4,963	27	5,138	14	Present value method	Interest rates, Exchange rates, Credit spreads
Debt instruments	13	24	14	20	Present value method. Prices observed in inactive markets or for similar assets	Interest rates, Exchange rates, Credit spreads
Financial assets at fair value through other comprehensive income	11,384	9,992	12,962	9,061
Loans and receivables (***)	4,085	8,714	6,124	7,902	Present value method	Interest rates, Exchange rates, Credit spreads
Debt instruments	7,296	1,005	6,819	887	Present value method. Prices observed in inactive markets or for similar assets	Interest rates, Exchange rates, Credit spreads
Equity instruments	3	273	19	272	Net present value. Prices observed in inactive markets or for similar assets	Market prices, Interest rates, Exchange rates, Dividends

138	January - June 2026

LIABILITIES	224,499	1,496	198,377	1,110
Financial liabilities held for trading	157,680	1,120	133,490	864
Deposits	98,944	198	75,563	—	Present value method	Interest rates, Exchange rates, Credit spreads
Derivatives	49,841	922	50,248	864
Swaps	35,089	431	33,597	418	Cash flow discounting	Interest rates, Credit spreads, Basis, Liquidity
Exchange rate options	828	17	903	34	Black-Scholes model	Exchange rate, Volatilities, Correlations, Liquidity
Interest rate options	1,853	84	1,951	95	Black-Scholes, SABR and LGM models	Interest rate, Volatilities, Correlations, Liquidity
Index and securities options	2,352	188	1,094	151	Black-Scholes model	Equity prices, Volatilities, Dividends
Interest rate and equity futures	520	3	121	—	Present value method	Interest rates, Equity prices, Dividends
Other	9,199	199	12,582	166	Present value method, advanced stochastic volatility models. Multifactor models	Interest rate, Exchange rates, Credit spreads, Volatilities, Correlations, Liquidity, Prepayment rates, Recovery rates
Short positions	8,895	—	7,679	—
Hedging derivatives	4,490	4	4,229	19
Swaps	3,861	4	4,191	19	Cash flow discounting	Interest rates, Credit spreads, Basis, Liquidity
Interest rate options	—	—	—	—	Black-Scholes, SABR and LGM models	Interest rate, Volatilities, Correlations, Liquidity
Other	629	—	38	—	Present value method, advanced stochastic volatility models. Multifactor models	Interest rate, Exchange rates, Credit spreads, Volatilities, Correlations, Liquidity, Prepayment rates, Recovery rates
Financial liabilities designated at fair value through profit or loss (****)	43,279	128	42,148	—	Present value method	Interest rates, Credit spreads, Prepayment rates
Liabilities under insurance contracts	19,103	244	18,510	227	Actuarial models and present value method	Interest rates, Mortality rates
(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models use significant inputs that are not observable in market data.
(**)     Includes mainly temporary acquisitions/disposals of assets with corporate clients and, to a lesser extent, with central banks.
(***) Includes mainly syndicated loans under the HTC&S business model.
(****) Includes mainly short-term deposits that are managed based on their fair value.

January - June 2026	139

Level 3 financial instruments
Instruments classified as Level 3 are those whose valuation incorporates significant unobservable inputs. Inclusion of an instrument in Level 3 does not necessarily imply that no observable inputs are used in its valuation; it reflects that at least one unobservable input has a significant effect on the fair value measurement of the instrument as a whole.
The Group’s main Level 3 instruments, together with the most relevant unobservable inputs that justify such classification, are as follows:
•Syndicated loans classified at fair value through other comprehensive income, particularly those with a held‑to‑collect and sell (HTC&S) business model, for which credit spreads or certain liquidity adjustments are not directly observable in the market. In some cases the borrower’s prepayment option or the absence of representative transactional prices may be relevant.
•Long‑term repo and reverse‑repo transactions classified as financial assets or liabilities held for trading, whose valuation incorporates financing, liquidity, collateral, remaining tenor or counterparty‑risk parameters that cannot always be corroborated with observable prices for equivalent transactions.
•Unlisted or illiquid equity instruments, included in portfolios at fair value through profit or loss or through other comprehensive income, valued using prices of comparable transactions, net present‑value methods, multiples, fund valuations or internal price estimates, with adjustments for liquidity, transfer restrictions or parameter uncertainty.
•Interest‑rate derivatives with cancellable optionality or long‑dated structures, where parameters such as volatility, curve correlations, mean reversion of interest rates, basis, liquidity or curve extensions beyond observable tenors may be significant.
•Swaps linked to securitisations or other derivatives in which cash‑flow evolution depends on the performance of an underlying portfolio. In these cases, prepayment rates, early amortisation, loss severity or expected portfolio behaviour may constitute significant unobservable inputs.
•Inflation derivatives, particularly when referenced to indices or tenors with limited market liquidity. Relevant inputs include forward inflation curves, inflation volatilities, seasonality and correlations with other market factors.
•Equity derivatives and structured products on indices, shares or baskets, especially long‑dated or on illiquid underlyings. Key unobservable inputs may include long‑term volatilities, expected dividends, correlations between underlyings, volatility skews, liquidity discounts and strike or barrier parameters.
•Foreign‑exchange or interest‑rate derivatives in certain geographies or currencies, mainly when maturities exceed the observable zone of curves, volatilities or correlations, or when local markets do not provide sufficient information for independent corroboration.
•Debt instruments referenced to illiquid rates or spreads, or with contractual structures for which observable prices of comparable instruments do not exist, valued using discounted cash‑flow methods, market proxies, estimated credit curves or liquidity adjustments.
Sensitivity for Level 3 instruments is determined by considering reasonably possible changes in the significant unobservable inputs, in line with the nature of the instrument, data availability and quality, historical experience, market conditions and the Group’s prudent valuation criteria. Potential effects are presented in the corresponding tables, distinguishing between favourable and unfavourable scenarios where such information is significant.
Valuations obtained using internal models could differ if other reasonably possible methods or assumptions were applied regarding interest rates, credit spreads, liquidity, exchange rates, volatilities, correlations, dividends, prepayment rates, house‑price indices or other unobservable inputs. Nevertheless, based on the controls and procedures described, the Group considers that the fair values recognised in the consolidated balance sheet, as well as the results arising from these instruments, are reasonable and reflect the information available at the reporting date.
During 2025 there was an increase in instruments classified as Level 3, especially in the last quarter of the year. This increase was driven by higher volumes of some of these instruments in the portfolio due to new business, with no material reclassifications detected arising from changes in market observability of valuation inputs for the remaining positions. The main increases include long‑term repo/reverse‑repo activity, illiquid equities in non‑trading portfolios and syndicated loans with an HTC&S business model for which no observable market price exists under the criteria applied.
The net amount recorded in the results of the first six months of 2026 arising from models whose significant inputs are unobservable market data (level 3) amounted to a loss of EUR 22 million (loss of EUR 148 million in the first six months of 2025).

140	January - June 2026

The table below shows the effect, at 30 June 2026 and 31 December 2025, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

30-06-2026
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.	n.a.	(11.70)	11.70
Repos/Reverse repos	Present value method	Interest rate curve	(4.90)bps - 68.90bps	0.00bps	(7.97)	0.57
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10.00%	5.10%	(2.06)	2.11
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.00%	(9.97)	9.90
Others	Discounted Cash Flows	Credit spread	10% - 90%	40.70%	(0.88)	0.55
Derivatives
Cap&Floor	Black Scholes model	Volatility	(6.50)bps - 6.50bps	2.60bps	(0.03)	0.06
EQ Options	EQ option pricing model	Volatility	0% - 70%	35.50%	(0.70)	0.72
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(35.74)	35.74
Fx Options	Fx option pricing model	Volatility	0% - 40%	19.80%	(0.39)	0.38
FX Forward	Forward estimation	Swap Rate	0% - 15%	7.60%	(0.12)	0.12
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.90%	(0.18)	0.17
IR Options	IR option pricing model	Volatility	0% - 30%	14.80%	(0.18)	0.18
IR Options	INF option pricing model	Volatility	0% - 30%	14.90%	(0.60)	0.59
IRS	Others	Others	5% - n.a.	n.a.	(4.88)	3.08
Other IR derivatives	Discounted Cash Flows	Price	n.a. - n.a.	n.a.	(0.97)	0.97
IRS	Discounted Cash Flows	Credit spread	9.10bps - 69.70bps	32.40bps	(2.29)	1.44
IRS	Discounted Cash Flows	Inflation Swap Rate	1.0% - 99.0%	35.30%	(2.19)	1.18
Others	Forward estimation	Price	60bps - 300bps	179.80bps	(3.37)	3.35
Others	Discounted Cash Flows	Commodity curve	10.0% - 90.0%	10.00%	0.00	0.00
Property derivatives	Option pricing model	Growth rate	(5.0)% - 5.0%	0.00%	(2.32)	2.32
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10.0% - 90.0%	54.00%	(11.78)	14.40

January - June 2026	141

30-06-2026
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.12)	0.12
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	4%	(3.87)	3.79
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100%	(260.30)	260.30
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a. - n.a.	n.a.	(25.34)	9.26
Loans	Discounted Cash Flows	Interest rate curve	4.6% - 7.1%	5.80%	0.00	0.00
Loans	Discounted Cash Flows	Margin of a reference portfolio	2.8% - 6.5%	4.70%	(0.59)	0.59
Loans	Present value method	Credit spread	185.7bps - 119.3bps	185.70bps	(0.02)	0.00
Loans	Market price	Market price	(0.5)% - 0.5%	0.00%	(8.94)	8.94
Debt securities
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	3.2% - 8.3%	5.70%	0.00	0.00
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(27.26)	27.26

142	January - June 2026

30-06-2026
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	46.30%	(0.17)	0.14
FX Options	Volatility option model	Volatility	10% - 90%	41.90%	(0.71)	0.47
IRS	Discounted Cash Flows	Inflation Swap Rate	10% - 90%	46%	(0.02)	0.02
IRS	Discounted Cash Flows	Credit Spread	20bps - 37bps	26.20bps	(1.11)	0.63

January - June 2026	143

31-12-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.	n.a.	(10.50)	10.50
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.10%	(2.24)	2.29
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.00%	(9.21)	9.24
Others	Discounted Cash Flows	Credit spread	10% - 90%	35.50%	(1.32)	0.62
Derivatives
Cap&Floor	Black Scholes model	Volatility	(6.50)bps - 6.50bps	1.00bps	(0.38)	0.52
CCS	Discounted Cash Flows	Credit spread	146.3% - 148.3%	147.30%	(0.01)	0.01
EQ Options	EQ option pricing model	Volatility	0% - 70%	40.50%	(0.17)	0.24
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(18.86)	18.86
Fx Options	Fx option pricing model	Volatility	0% - 40%	19.80%	(0.50)	0.49
FX Forward	Forward estimation	Swap Rate	0% - 15%	8.10%	(0.01)	0.02
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.90%	(0.18)	0.17
IR Options	IR option pricing model	Volatility	0% - 30%	14.80%	(0.19)	0.19
IR Options	INF option pricing model	Volatility	0% - 30%	14.90%	(0.63)	0.63
IRS	Others	Others	5% - n.a.	n.a.	(11.24)	8.23
IRS	Discounted Cash Flows	Credit spread	19.6% - 127.5%	50.50%	(2.10)	0.84
IRS	Discounted Cash Flows	Inflation Swap Rate	1.0% - 99.0%	99.00%	—	1.41
Others	Forward estimation	Price	60bps - 300bps	179.8bps	(3.48)	3.47
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(2.64)	2.64
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%	50.00%	—	—
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%	1.60%	(0.12)	0.12
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.23)	0.23

144	January - June 2026

31-12-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	4.10%	—	—
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.11)	0.11
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(254.29)	254.29
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(2.33)	2.33
Loans	Discounted Cash Flows	Interest rate curve	6.1% - 7.2%	6.6%	—	0.00
Loans	Discounted Cash Flows	Margin of a reference portfolio	3.3% - 6.5%	5%	(0.25)	0.25
Loans	Present value method	Credit spread	121.9bps - 174.7 bps	121.9bps	(1.60)	—
Loans	Market price	Market price	(0.3)% - 0.1%	(0.30)%	(2.70)	0.54
Debt securities
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	3.4% - 5.5%	4.50%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(27.16)	27.16
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	43.80%	(0.09)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	42.30%	(0.33)	0.22
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	50.40%	(1.38)	1.40
IRS	Discounted Cash Flows	Credit spread	8.4bps - 19.2bps	10.70bps	(2.42)	0.66
1. For each instrument, the valuation technique is shown, the unobservable inputs described in the "Main unobservable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
2. The breakdown of impacts is shown by type of instrument and unobservable inputs.
3. The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
4. Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

January - June 2026	145

Lastly, the changes in the financial instruments classified as level 3 in the first six months of 2026 and 2025 were as follows:

	01-01-2026	Changes						30-06-2026
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Issuances	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	6,496	4,962	(3,714)	190	—	(148)	30	7,816
Central Banks	441	609	—	10	—	—	—	1,060
Credit institutions	152	301	(138)	(4)	—	—	—	311
Customers	4,592	3,900	(3,318)	25	—	(41)	—	5,158
Debt instruments	340	130	(174)	(1)	—	12	4	311
Trading derivatives	971	22	(84)	160	—	(119)	26	976
Swaps	551	22	(43)	86	—	(72)	2	546
Exchange rate options	39	—	—	3	—	(14)	3	31
Interest rate options	39	—	(38)	—	—	—	—	1
Index and securities options	120	—	(2)	65	—	29	2	214
Securities and interest rate futures	—	—	—	3	—	—	—	3
Other	222	—	(1)	3	—	(62)	19	181
Hedging derivatives (Assets)	7	—	—	(3)	—	(9)	5	—
Swaps	7	—	—	(3)	—	(9)	5	—
Financial assets designated at fair value through profit or loss	34	15	(10)	10	—	—	2	51
Loans and advances to customers	14	3	—	10	—	—	—	27
Debt instruments	20	12	(10)	—	—	—	2	24
Non-trading financial assets mandatorily at fair value through profit or loss	2,889	151	(165)	15	—	58	50	2,998
Loans and advances to customers	171	2	—	(47)	—	27	12	165
Debt instruments	175	43	(6)	(5)	—	1	22	230
Equity instruments	2,543	106	(159)	67	—	30	16	2,603
Financial assets at fair value through other comprehensive income	9,061	6,259	(5,358)	—	(96)	64	62	9,992
Loans and advances to customers	7,902	6,108	(5,193)	—	(114)	4	7	8,714
Debt instruments	887	145	(161)	—	17	60	57	1,005
Equity instruments	272	6	(4)	—	1	—	(2)	273
TOTAL ASSETS	18,487	11,387	(9,247)	212	(96)	(35)	149	20,857
Financial liabilities held for trading	864	234	(29)	239	—	(213)	25	1,120
Credit institutions	—	198	—	—	—	—	—	198
Customers	—	—	—	—	—	—	—	—
Trading derivatives	864	36	(29)	239	—	(213)	25	922
Swaps	418	36	(19)	82	—	(96)	10	431
Exchange rate options	34	—	—	(9)	—	(10)	2	17
Interest rate options	95	—	(3)	(1)	—	(7)	—	84
Index and securities options	151	—	(2)	79	—	(40)	—	188
Securities and interest rate futures	—	—	—	3	—	—	—	3
Others	166	—	(5)	85	—	(60)	13	199
Hedging derivatives (Liabilities)	19	—	—	—	—	(15)	—	4
Swaps	19	—	—	—	—	(15)	—	4
Interest rate options	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	—	130	—	(1)	—	(1)	—	128
Liabilities under insurance contracts	227	—	—	(4)	—	—	21	244
TOTAL LIABILITIES	1,110	364	(29)	234	—	(229)	46	1,496

146	January - June 2026

	01-01-2025	Changes						30-06-2025
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Issuances	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	3,930	4,092	(2,697)	64	—	129	(41)	5,477
Central Bank	—	437	—	31	—	—	—	468
Credit institutions	769	44	(745)	1	—	—	—	69
Customers	1,801	3,484	(1,572)	33	—	99	(2)	3,843
Debt instruments	413	47	(112)	(16)	—	(77)	(43)	212
Equity instruments	—	—	—	—	—	—	—	—
Trading derivatives	947	80	(268)	15	—	107	4	885
Swaps	556	64	(94)	(29)	—	19	133	649
Exchange rate options	2	6	(1)	(29)	—	7	30	15
Interest rate options	30	—	(5)	4	—	21	(8)	42
Index and securities options	241	4	(115)	41	—	(8)	(107)	56
Interest rate futures	—	—	(20)	2	—	—	20	2
Other	118	6	(33)	26	—	68	(64)	121
Hedging derivatives (Assets)	20	3	(5)	7	—	—	(11)	14
Swaps	20	3	(5)	7	—	—	(11)	14
Financial assets designated at fair value through profit or loss	106	—	—	(11)	—	—	(50)	45
Loans and advances to customers	20	—	—	(3)	—	—	—	17
Debt instruments	86	—	—	(8)	—	—	(50)	28
Non-trading financial assets mandatorily at fair value through profit or loss	2,588	83	(436)	112	—	2	10	2,359
Loans and advances to customers	505	—	(395)	—	—	—	(28)	82
Debt instruments	242	1	(4)	16	—	2	(25)	232
Equity instruments	1,841	82	(37)	96	—	—	63	2,045
Financial assets at fair value through other comprehensive income	8,675	6,405	(4,918)	—	(98)	85	(1,063)	9,086
Loans and advances to customers	7,253	5,982	(4,703)	—	(72)	85	(1,016)	7,529
Debt instruments	1,047	423	(213)	—	(25)	—	39	1,271
Equity instruments	375	—	(2)	—	(1)	—	(86)	286
TOTAL ASSETS	15,319	10,583	(8,056)	172	(98)	216	(1,155)	16,981
Financial liabilities held for trading	934	285	(300)	315	—	(183)	(97)	954
Credit institutions	—	26	—	—	—	—	—	26
Customers	—	52	—	—	—	—	—	52
Trading derivatives	934	207	(300)	315	—	(183)	(97)	876
Swaps	479	32	(27)	37	—	9	(31)	499
Interest rate options	79	2	(1)	2	—	(18)	47	111
Index and securities options	294	135	(122)	(36)	—	(6)	(110)	155
Exchange rate options	—	5	(2)	(26)	—	14	24	15
Securities and interest rate futures	—	—	(19)	29	—	—	19	29
Others	82	33	(129)	309	—	(182)	(46)	67
Hedging derivatives (Liabilities)	12	—	—	20	—	(2)	—	30
Swaps	12	—	—	20	—	(2)	(1)	29
Interest rate options							1	1
Financial liabilities designated at fair value through profit or loss	160	—	(7)	—	—	(153)	—	—
Liabilities under insurance contracts	246	—	—	(15)	—	—	1	232
TOTAL LIABILITIES	1,352	285	(307)	320	—	(338)	(96)	1,216

January - June 2026	147

b) Refinancing and restructured transactions
The following terms are used with the meanings specified below:
•Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.
•Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.
For maximum guarantees amount, we will consider as follows:
•Collateral: the appraisal amount or valuation amount of the collateral received; for each transaction it cannot be higher than the covered amount of exposure.

148	January - June 2026

	30-06-2026
	Total							Of which: impaired
	Without collateral		With collateral					Without collateral		With collateral
					Maximum amount of the actual collateral that can be considered							Maximum amount of the actual collateral that can be considered
Amounts in million euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage collateral	Other collateral	Impairment of accumulated value or accumulated losses in fair value due to credit risk	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage collateral	Other collateral	Impairment of accumulated value or accumulated losses in fair value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	11	5	5	3	2	—	3	5	—	5	3	2	—	3
Other financial institutions and: individual shareholder	1,212	100	464	121	71	14	51	716	23	320	77	47	6	48
Non financial institutions and individual shareholder	573,286	5,932	157,022	5,784	3,434	893	2,754	274,184	3,123	141,565	2,306	1,110	350	2,467
Of which: Financing for constructions and property development	194	3	559	816	733	1	69	136	2	195	174	95	1	50
Other warehouses	2,762,400	4,919	658,040	10,489	3,831	4,297	4,047	1,415,201	2,625	339,251	6,058	1,859	2,624	3,344
Total	3,336,909	10,956	815,531	16,397	7,338	5,204	6,855	1,690,106	5,771	481,141	8,444	3,018	2,980	5,862
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

January - June 2026	149

	31-12-2025
	Total							Of which: impaired
	Without collateral		With collateral					Without collateral		With collateral
					Maximum amount of the actual collateral that can be considered							Maximum amount of the actual collateral that can be considered
Amounts in million euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage collateral	Other collateral	Impairment of accumulated value or accumulated losses in fair value due to credit risk	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage collateral	Other collateral	Impairment of accumulated value or accumulated losses in fair value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	14	6	9	7	5	—	8	5	2	9	7	5	—	8
Other financial institutions and: individual shareholder	933	94	462	182	117	15	94	579	50	259	75	22	11	89
Non financial institutions and individual shareholder	489,192	5,095	42,700	5,596	3,271	923	2,713	296,008	2,901	26,767	2,585	1,166	420	2,420
Of which: Financing for constructions and property development	249	21	523	739	695	4	75	167	3	264	156	115	4	50
Other warehouses	3,000,071	4,556	515,253	9,699	3,752	3,777	3,665	1,620,343	2,401	296,470	5,313	1,730	2,232	2,991
Total	3,490,210	9,751	558,424	15,484	7,145	4,715	6,480	1,916,935	5,354	323,505	7,980	2,923	2,663	5,508
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	13,499	261	4,630	566	406	14	171	6,901	120	1,720	235	110	5	145

150	January - June 2026

c) Real estate business – Spain
i) Portfolio of home purchase loans to families
Home purchase loans granted to families in Spain on 30 June 2026 amounted to EUR 64,030 million (EUR 60,002 million at 31 December 2025). Of which mortgage collateral are 98.47%:

	EUR Million
	30-06-2026		31-12-2025
	Gross Amount	Of which: impaired	Gross Amount	Of which: impaired
Home purchase loans to families	64,030	518	60,002	625
-Without mortgage collateral	981	26	215	7
- With mortgage collateral	63,049	492	59,787	618
The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:
•Principal is repaid on all mortgages from the start.
•Early repayment is common so the average life of the transaction is well below that of the contract.
•High quality of collateral concentrated almost exclusively in financing the first home.
•Average affordability rate at the end of June stood at 22.5%.
•95% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

	30-06-2026
	Gross amount in books on the amount of the last appraisal (loan to value)
EUR Million	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	Total
Gross amount	17,826	21,061	20,703	2,940	519	63,049
Of which: impaired	108	136	116	61	71	492

	31-12-2025
	Gross amount in books on the amount of the last appraisal (loan to value)
EUR Million	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	Total
Gross amount	17,191	20,310	18,811	2,812	663	59,787
Of which: impaired	122	158	151	84	103	618
ii) Financing construction and property development
At 30 June 2026 and 31 December 2025 the financing amount related to construction and real estate business in Spain amounted to EUR 3,157 million and EUR 2,967 million net of allowances, respectively.

	30-06-2026
EUR Million	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	3,172	98	15
Of which: watchlist/ impaired	17	—	8
Memorandum items: Written-off assets	232

January - June 2026	151

	31-12-2025
EUR Million	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,984	211	17
Of which: watchlist/ impaired	31	—	11
Memorandum items: Written-off assets	240

	30-06-2026	31-12-2025
EUR Million	Carrying amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain) (book value)	249,522	240,609
Total consolidated assets (Total business) (book value)	1,954,465	1,867,515
Impairment losses and provision for exposure classified as normal (business in Spain)	1,037	1,086
At the end 30 June 2026 and 31 December 2025 the concentration of this portfolio was as follows:

	30-06-2026	31-12-2025
EUR Million	Loans: Gross amount
1. Without mortgage collateral	15	14
2. With mortgage collateral	3,157	2,970
2.1 Completed buildings	1,092	976
2.1.1 Residential	982	658
2.1.2 Other	110	318
2.2 Buildings and other constructions under construction	2,053	1,981
2.2.1 Residential	1,953	1,913
2.2.2 Other	100	68
2.3 Land	12	13
2.3.1 Developed consolidated land	9	9
2.3.2 Other land	3	4
Total	3,172	2,984

152	January - June 2026

d) Foreclosed real estate assets
The following table shows the breakdown at 30 June 2026 and 31 December 2025 of the foreclosed assets for the Spanish business:

	30-06-2026
EUR Million	Gross carrying amount	Accumulated impairment losses	Of which: Impairment losses since time of the foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	3,705	2,047	1,520	1,658
Of which:
Completed Buildings	439	310	271	129
Residential	114	67	57	47
Other	325	243	214	82
Buildings under construction	161	62	48	99
Residential	—	—	—	—
Other	161	62	48	99
Land	3,105	1,675	1,201	1,430
Developed Land	663	366	215	297
Other land	2,442	1,309	986	1,133
Property assets from home purchase mortgage loans to households	322	171	118	151
Other foreclosed property assets	74	41	34	33
Total property assets	4,101	2,259	1,672	1,842

	31-12-2025
EUR Million	Gross carrying amount	Accumulated impairment losses	Of which: Impairment losses since time of the foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	3,843	2,144	1,591	1,699
Of which:
Completed Buildings	481	324	282	157
Residential	129	71	60	58
Other	352	253	222	99
Buildings under construction	107	49	35	58
Residential	—	—	—	—
Other	107	49	35	58
Land	3,255	1,771	1,274	1,484
Developed Land	776	429	260	347
Other land	2,479	1,342	1,014	1,137
Property assets from home purchase mortgage loans to households	334	172	119	162
Other foreclosed property assets	81	44	36	37
Total property assets	4,258	2,360	1,746	1,898
Additionally, Grupo Santander holds a stake in entities holding real estate assets foreclosed or received in payment of debts for an amount of EUR 22 million and capital instruments foreclosed or received in payment of debts for an amount of EUR 9 million.

January - June 2026	153

e) Solvency information
The Group commands a solvency position above the levels required by regulators and by the European Central Bank. At 30 June 2026, at a consolidated level, the Group must maintain a minimum capital ratio of 9.83% of CET1 phase-in, applying the transitional CRR provision (4.50% being the requirement for Pillar I, 0.98% being the requirement for Pillar II, 2.50% being the requirement for capital conservation buffer, 1.25% being the requirement for systemically important institutions, 0.55% being the requirement for anti-cyclical capital buffer and 0.06% being the requirement for systemic risk requirement).
Grupo Santander must also maintain a minimum capital ratio of 11.66% of Tier 1 phase-in and a minimum total ratio of 14.09% phase-in.
At 30 June 2026, the Group has a capital ratio regulatory CET1 of 14.02% and a total ratio of 18.77%.
Capital ratio

	30-06-2026	31-12-2025
Capital ratio
Level 1 ordinary eligible capital (million euros)	86,447	84,739
Level 1 additional eligible capital (million euros)	10,226	9,645
Level 2 eligible capital (million euros)	19,076	17,460
Risk-weighted assets (million euros)	616,803	629,430
Level 1 ordinary capital coefficient (CET 1)	14.02%	13.46%
Level 1 additional capital coefficient (AT1)	1.66%	1.53%
Level 1 capital coefficient (TIER1)	15.67%	15.00%
Level 2 capital coefficient (TIER 2)	3.09%	2.77%
Total capital coefficient	18.77%	17.77%
Leverage

	30-06-2026	31-12-2025
Leverage
Tier 1 capital (EUR million)	96,673	94,385
Exposure (EUR million)	2,010,681	1,924,349
Leverage ratio	4.81%	4.90%

154	January - June 2026

17.   Additional disclosure requirements
This note includes relevant information about additional disclosure requirements.
17.1    Parent company financial statements
Below are the summarised unaudited condensed balance sheets of Banco Santander, S.A. as of 30 June 2026 and 31 December 2025. In the financial information of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost. As of 31 December 2025 we reclassified the assets associated with the businesses held for sale in Poland from 'Investment in affiliated companies' to 'Non-current assets held for sale' under the 'Other assets' item. See note 2 above.

UNAUDITED CONDENSED BALANCE SHEETS	30 June 2026	31 December 2025
(Parent company only)	(EUR million)
Assets
Cash and due from banks	126,198	144,292
Of which:
To bank subsidiaries	14,622	11,517
Trading account assets	184,891	154,939
Investment securities	109,138	91,217
Of which:
To bank subsidiaries	12,994	13,607
To non-bank subsidiaries	1,639	1,697
Net Loans and leases	354,613	323,253
Of which:
To non-bank subsidiaries	23,115	23,340
Investment in affiliated companies	101,780	98,317
Of which:
To bank subsidiaries	74,510	71,796
To non-bank subsidiaries	27,270	26,521
Premises and equipment, net	5,728	5,825
Other assets	14,790	18,941
Total assets	897,138	836,784

Liabilities
Deposits	419,537	415,898
Of which:
To bank subsidiaries	10,856	8,773
To non-bank subsidiaries	31,748	26,412
Short-term debt	172,032	129,462
Long-term debt	118,829	114,756
Total debt	290,860	244,218
Of which:
To bank subsidiaries	6,281	3,994
To non-bank subsidiaries	1,374	1,363
Other liabilities	101,657	94,325
Total liabilities	812,055	754,441

Stockholders' equity
Capital stock	7,345	7,345
Retained earnings and other reserves	77,739	74,998
Total stockholders' equity	85,084	82,343

Total liabilities and Stockholders’ Equity	897,138	836,784

January - June 2026	155

Below are the summarised unaudited condensed statements of income of Banco Santander, S.A. for the periods ended 30 June 2026 and 2025. Results associated with the businesses held for sale in Poland have been reclassified to 'Income/(charges) after tax from discontinued operations' for both periods. See note 2 above.

UNAUDITED CONDENSED STATEMENTS OF INCOME	Six months ended	Six months ended
(Parent company only)	30 June 2026	30 June 2025
	(EUR million)
Interest income	16,054	15,769
Interest from earning assets	13,368	12,900
Dividends from affiliated companies	2,686	2,869
Of which:
From bank subsidiaries	2,263	2,394
From non-bank subsidiaries	423	475

Interest expense	(9,122)	(9,344)
Interest income / (charges)	6,932	6,425
Provision for credit losses	(666)	(606)
Interest income / (charges) after provision for credit losses	6,265	5,819
Non-interest income:	3,179	3,292
Non-interest expense:	(4,264)	(3,852)
Income before income taxes	5,180	5,259
Tax expense or income from continuing operations	(597)	(524)
Income/ (charges) for the period from continuing operations	4,583	4,735
Income/ (charges) after tax from discontinued operations	4,043	856
Net income	8,626	5,591

156	January - June 2026

Below are the summarised unaudited condensed statements of comprehensive income of Banco Santander, S.A. for the periods ended 30 June 2026 and 2025.

UNAUDITED CONDENSED STATEMENTS OF	Six months ended	Six months ended
COMPREHENSIVE INCOME (Parent company only)	30 June 2026	30 June 2025
	(EUR million)

NET INCOME	8,626	5,591
OTHER COMPREHENSIVE INCOME	126	224
Items that may be reclassified subsequently to profit or loss	90	38
Hedging instruments (items not designated)	—	—
Revaluation gains (losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Debt instruments at fair value with changes in other comprehensive income	(43)	70
Revaluation gains (losses)	(27)	6
Amounts transferred to income statement	(16)	64
Other reclassifications	—	—
Cash flow hedges:	103	(65)
Revaluation gains/(losses)	94	(62)
Amounts transferred to income statement	9	(3)
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	(114)	280
Revaluation gains (losses)	(114)	280
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchange differences	119	(291)
Revaluation gains (losses)	119	(291)
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Non-current assets held for sale	—	—
Income tax	25	44
Items that will not be reclassified to profit or loss:	37	186
Actuarial gains/(losses) on pension plans	—	24
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	25	144
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	44	(95)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	(44)	95
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	17	40
Income tax relating to items that will not be reclassified	(5)	(22)
TOTAL COMPREHENSIVE INCOME	8,752	5,815

January - June 2026	157

Below are the summarised unaudited condensed cash flow statements of Banco Santander, S.A. for the periods ended 30 June 2026 and 2025.

UNAUDITED CONDENSED CASH FLOW STATEMENTS	Six months ended	Six months ended
(Parent company only)	30 June 2026	30 June 2025
	(EUR million)
1. Cash flows from operating activities
Consolidated profit	8,626	5,591
Adjustments to profit	(5,243)	1,254
Net increase/decrease in operating assets	(81,200)	(15,128)
Net increase/decrease in operating liabilities	53,603	3,812
Reimbursements/payments of income tax	(133)	926
Total net cash flows from operating activities (1)	(24,347)	(3,545)

2. Cash flows from investing activities
Investments (-)	(3,446)	(1,334)
Divestments (+)	9,999	4,186
Total net cash flows from investment activities (2)	6,553	2,852

3. Cash flows from financing activities
Issuance of own equity instruments	—	—
Disposal of own equity instruments	549	316
Acquisition of own equity instruments	(4,350)	(1,903)
Issuance of debt securities	2,327	305
Redemption of debt securities	(2,212)	(3,802)
Dividends paid	(1,801)	(1,643)
Issuance/Redemption of equity instruments	—	—
Other collections/payments related to financing activities	(68)	(144)
Total net cash flows from financing activities (3)	(5,555)	(6,871)

4. Effect of exchange rate changes on cash and cash equivalents (4)	680	(4,070)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(22,670)	(11,634)
Cash and cash equivalents at beginning of period	74,786	97,457
Cash and cash equivalents at end of period	52,116	85,823
17.2    Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of 30 June 2026 and 31 December 2025:

	30 June 2026	31 December 2025
	(EUR million)
Preference shares	204	201
Preferred securities	9,912	10,103
Total at period-end	10,116	10,304
Both preference shares and preferred securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of 30 June 2026 and 31 December 2025.
Preference shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.
Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc.
Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A.

158	January - June 2026

For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon obtaining sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group.
Santander Finance Preferred, S.A. (Unipersonal), issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged on that date with Banco Santander, S.A.
For further information, see note 23.c. to our consolidated financial statements in Part 1 of our Annual Report on Form 20-F for the year ended 31 December 2025 filed with the SEC on 27 February 2026, as superseded by the information and the audited financial statements included in the Form 6-K filed with the SEC on 1 April 2026, and note 9.b. to our consolidated financial statements in Part 1 of this report.

	Outstanding at 30 June 2026
		Amount in
Preference Shares		currency	Interest rate	Redemption
Issuer/Date of issue	Currency	(million)		Option (A)
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 30 June 2026
		Amount in
Preferred Securities		currency	Interest rate		Maturity date
Issuer/Date of issue	Currency	(million)

Banco Santander, S.A.
Banco Santander, S.A., May 2021	US Dollar	298.3	4.75%	(B)	Perpetuity
Banco Santander, S.A., May 2021	Euro	750.0	4.125%	(C)	Perpetuity
Banco Santander, S.A., September 2021	Euro	1,000.0	3.625%	(D)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,150.0	9.625%	(E)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,349.9	9.625%	(F)	Perpetuity
Banco Santander, S.A., May 2024	Euro	1,500.0	7.00%	(G)	Perpetuity
Banco Santander, S.A., August 2024	US Dollar	1,499.8	8.00%	(H)	Perpetuity
Banco Santander, S.A., July 2025	Euro	1,500.0	6.00%	(I)	Perpetuity
Banco Santander, S.A., June 2026	US Dollar	1,497.4	7.25%	(J)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	143.7	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
A.From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.750% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 375.3 basis points over the 5-year UST rate.
C.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.125% interest rate is set for the first seven years, revised every 5 years thereafter by applying a margin of 431.1 basis points over the applicable 5-year Euro Mid-Swap Rate.
D.Payment is subject to certain conditions and to the discretion of Banco Santander. The 3.625% interest rate is set for the first eight years, revised every 5 years thereafter by applying a margin of 376 basis points over the 5-year Mid-Swap Rate.
E.Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first five years and six months, revised every 5 years thereafter by applying a margin of 530.6 basis points on the 5-year UST rate.

January - June 2026	159

F.Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 529.8 basis points on the 5-year UST rate.
G.Payment is subject to certain conditions and to the discretion of Banco Santander. The 7.00% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 443.2 basis points on the 5-year Mid-Swap rate.

H.Payment is subject to certain conditions and to the discretion of Banco Santander. The 8.00% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 391.1 basis points on the 5-year Mid-Swap rate.

I.Payment is subject to certain conditions and to the discretion of Banco Santander. The 6.00% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 381.9 basis points on the 5-year Mid-Swap rate.

J.Payment is subject to certain conditions and to the discretion of Banco Santander. The 7.25% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 283.7 basis points on the 5-year UST rate.

160	January - June 2026

Part 2. Supplemental information

January - June 2026	161

162	January - June 2026

ITEM 1. PRESENTATION OF FINANCIAL AND OTHER INFORMATION
This report on Form 6-K should be read together with our annual report on Form 20-F for the year ended 31 December 2025 filed with the US Securities and Exchange Commission ('SEC') on 27 February 2026, as superseded by the information and the audited financial statements included in the Form 6-K filed with the SEC on 1 April 2026 in order to reflect our new organizational and reporting structure (accession no. 0000891478-26-000037) (the '2025 Recast 6-K', and our annual report on Form 20-F for the year ended 31 December 2025, as superseded by the 2025 Recast 6-K, the '2025 Form 20-F').
Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a 'Member State') and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union ('EU-IFRS'). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2004') required Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2017'). Therefore, Grupo Santander (the 'Group' or 'Santander') is required to prepare its consolidated financial statements for the six-month period ended 30 June 2026 in conformity with EU-IFRS and Bank of Spain Circular 4/2017. Differences between EU-IFRS, Bank of Spain Circular 4/2017 and International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB') are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.
We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X, as permitted by the rules and regulations of the SEC. Article 9 is a regulation of the SEC that contains presentation requirements for bank holding company financial statements.
General information
Our consolidated financial statements are in Euros, which are denoted 'euro', 'euros', 'EUR' or '€' throughout this report. Also, throughout this report, when we refer to:
•'we', 'us', 'our', the 'Group', 'Grupo Santander', ‘Banco Santander’ or 'Santander', we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•'dollars', 'US$' or '$', we mean United States dollars; and
•'pounds', 'GBP sterling' or '£', we mean United Kingdom pounds.
When we refer to 'net interest income' we mean 'interest income/(charges)'.
When we refer to 'staff costs' we mean 'personnel expenses'.
When we refer to 'profit before tax' we mean 'operating profit/(loss) before tax'.
When we refer to 'average balances' for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.
When we refer to 'loans', we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value 'LTV' ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan shows signs of impairment, we update the appraisals which are then used to estimate allowances for loan losses.
When we refer to the non-performing loans ratio ('NPL ratio'), we mean credit impaired loans and advances to customers, debt securities issued by non-financial institutions, customer guarantees and customer commitments granted divided by total risk (which comprises total loans and advances to customers, customer guarantees and customer commitments granted, including those that are credit impaired).
When we refer to 'credit impaired balances', unless otherwise noted, we mean credit impaired loans and advances to customers, debt securities issued by non-financial institutions, customer guarantees and customer commitments granted.
When we refer to 'allowances for credit losses', unless otherwise noted, we mean allowances for inherent losses of impaired assets. Allowances reflect expected credit losses.
When we refer to 'perimeter effect', we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank (ECB), unless otherwise noted.

January - June 2026	163

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and our investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to Euros, see note 2(a) to our consolidated financial statements included in Part 1 of our 2025 Form 20-F. See more information in 'Alternative performance measures (APMs)' in Part 1 of this report.

164	January - June 2026

ITEM 2. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
We advise that this report on Form 6-K contains statements that constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•future business development;
•shareholders' remuneration policy;
•exposure to various types of market risks;
•management strategy;
•capital expenditures;
•earnings and other targets;
•asset portfolios; and
•non-financial information.
Forward-looking statements may be identified by words such as 'may', 'will', 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'commitment', 'commit', 'focus', 'pledge' and similar expressions which are found throughout this report on Form 6-K. We include forward-looking statements throughout this report on Form 6-K, including but not limited to, the 'Quantitative and Qualitative Disclosures About Market Risk' section as well as climate and ESG related metrics, data, targets and other non-financial disclosures. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, shareholders' and investors' reports, offering circulars, prospectuses, press releases and other written materials, and in oral statements made by our directors, officers or employees to third parties, including financial analysts.
You should understand that the following important factors, in addition to those discussed under 'Item 4. Risk Factors', 'Item 5. Information on the Company', 'Part 1. Consolidated Directors’ Report—Group Financial Information', 'Part 1. Consolidated Directors’ Report—Financial Information by Segments', and elsewhere in this report on Form 6-K, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

January - June 2026	165

Economic and industry conditions
•general economic or industry conditions in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and other areas where we have significant operations or investments, including a worsening of the economic environment in these areas and an increase in capital markets volatility;
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and potential conflicts and inconsistencies among governmental standards and regulations;
•exposure to various market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk, inflation, deflation and risks associated with new or modified benchmark indices;
•the effects of a decline in real estate prices, particularly in Spain and the UK;
•the effects of political developments in the UK, including the UK’s exit from the European Union;
•monetary and interest rate policies of the ECB and various central banks;
•the effects of market behaviour not captured by our statistical models, such as the VaR model we use;
•the inability to hedge some risks economically;
•changes in demographics (including due to an ageing population or migration flows), consumer spending, investment or saving habits;
•changes in energy prices;
•potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; and
•changes in competition and pricing environments, including as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political, geopolitical and governmental factors
•political instability in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and other areas where we have significant operations or investments;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•effects of wars and conflicts (including the armed conflicts in Ukraine and the Middle East or other hostilities) or the outbreak of public health emergencies on the global economy;
•changes in Spanish, UK, EU, US, Latin American or other jurisdictions’ legislation, regulations or taxes, including changes in regulatory capital and liquidity requirements; and
•increased regulation in response to financial crises.
Transaction and commercial factors
•acquisitions, dispositions or restructurings of businesses that may not be completed in a timely manner or at all and may not perform in accordance with our expectations; and our ability to successfully integrate our acquisitions and related challenges that may result from the diversion of management’s focus and resources from other strategic opportunities and operational matters;
•reputational risk and potential adverse reactions of customers, employees, vendors or other business partners, including adverse effects on the market price of our securities; and
•the outcome of our negotiations with business partners and governments.
Operating factors
•the adequacy of loss reserves;
•potential losses associated with an increase in the level of impairment by counterparties to other types of financial instruments;
•the adequacy of provisions for tax, legal and other contingencies;
•technical difficulties and/or failure to adequately improve or upgrade our information technology;
•changes in our access to liquidity and funding on acceptable terms, including as a result of credit spread shifts or downgrades in our credit ratings or those of our more significant subsidiaries;
•our exposure to operational risks (e.g., failed internal or external processes, people and systems, liabilities derived from utilizing artificial intelligence or potential losses associated with cyberattacks, data breaches, data losses and other security incidents);
•limitations in our disclosure controls and procedures over financial and non-financial reporting;
•changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;
•the occurrence of force majeure events, such as natural disasters, epidemics and pandemics, that impact our operations or impair the asset quality of our loan portfolio;
•the impact of changes in the composition of our balance sheet on future interest income / (charges); and
•our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures.

The forward-looking statements contained in this report on Form 6-K speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

166	January - June 2026

ITEM 3. SELECTED FINANCIAL DATA
We have derived the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 1 of this report on Form 6-K, as well as the consolidated financial statements included in our 2025 Form 20-F.
In May 2025, we agreed to sell approximately 49% of the share capital of Santander Bank Polska, S.A., (our subsidiary in Poland) and 50% of the share capital of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (the asset management business in Poland) owned directly by Banco Santander, S.A. to Erste Group Bank AG. The transaction was completed on 9 January 2026 (see notes 2 and 6 to our interim consolidated financial statements in Part 1 of this report on Form 6-K) (the Poland disposal). Accordingly:
•In the statutory income statement, the results associated with the businesses subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for the six-month period ended 30 June 2026 and all prior periods contained herein. Consequently, the results associated with the businesses subject to the Poland disposal are excluded line by line from the breakdown of continuing operations. Due to such reclassification, the consolidated income statement data for the years ended 31 December 2024 and 2023 differ from the consolidated income statement data for such periods included in our annual report on Form 20-F for the year ended 31 December 2024, as filed with the SEC on 28 February 2025.
•In the consolidated balance sheet, the assets associated with the businesses subject to the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to the balance sheet as of 30 June 2025 and 31 December 2025 and does not affect prior periods.
On 10 February 2026, we announced the implementation of a series of changes to our reporting structure. These changes did not affect our attributable profit and were intended to improve the transparency and comparability of the metrics and financial statements, as well as to align the reporting with the way the bank has been managed since the beginning of 2026. These changes, which affect the income statements, segment reporting and certain management metrics, have been reflected retrospectively in all periods presented herein. These changes did not affect our consolidated balance sheet. Changes to the income statements relate to certain charges that until 31 December 2025 were recorded under the 'other provisions' line item and are now presented in different lines of the income statement. In particular, charges mainly relating to bank levies and other taxes applicable to the banking sector are reclassified to 'other operating costs' to ensure uniformity across the Group. In addition, certain recurring operating charges, primarily related to labour (mainly in Brazil) and legal processes, are presented in 'total costs' (comprising 'administrative expenses and amortizations' and 'other operating costs'). Changes to the management metrics relate to the cost of risk, the non-performing loan (NPL) ratio and the NPL coverage ratio that were enhanced to include corporate exposures originated through debt securities issued by non-financial institutions. These adjustments provided a more accurate view of our credit exposure and quality. See the 2025 Recast 6-K for further details on these reporting structure changes.
On 30 April 2026, we completed the acquisition of TSB Banking Group plc (TSB) once the relevant regulatory approvals were obtained. TSB was integrated into our consolidated financial statements from 1 May 2026. See note 2 to our interim consolidated financial statements in Part 1 of this report on Form 6-K.
Our unaudited interim condensed consolidated financial statements reflect all adjustments that we believe are necessary to state such information fairly for the six months ended 30 June 2026 and 2025. All adjustments are of a normal recurring nature. Our results for the six months ended 30 June 2026 are not necessarily indicative of what our results will be for the full year or for any future period.

January - June 2026	167

	Year ended 31 December,
BALANCE SHEET (EUR million)	2025	2024	2023	30 June 2026	30 June 2025
Total assets	1,867,515	1,837,081	1,797,062	1,954,465	1,815,888
Loans and advances to customers	1,037,288	1,054,069	1,036,349	1,149,162	1,010,727
Customer deposits	1,041,200	1,055,936	1,047,169	1,133,762	1,008,229
Total customer funds (A)	1,363,160	1,348,422	1,306,942	1,489,431	1,307,359
Total equity	112,748	107,327	104,241	115,898	108,985

CAPITALIZATION (EUR million)
Shareholders' equity	141,144	135,196	130,443	143,259	138,066
Other comprehensive income	(37,974)	(36,595)	(35,020)	(33,913)	(37,565)
Stockholders' equity (B)	103,170	98,601	95,423	109,346	100,501
Non-controlling interest (including net income of the period)	9,578	8,726	8,818	6,552	8,484
Total equity	112,748	107,327	104,241	115,898	108,985
Subordinated debt issued by Banco Santander, S.A., or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares	11,574	13,411	15,070	12,783	12,863
Other Subordinated debt (C)	7,409	12,370	6,559	8,424	9,212
Preferred securities (D)	10,103	9,821	9,081	9,912	9,089
Preferred shares (D)	201	211	202	204	205
Total subordinated debt	29,288	35,813	30,912	31,323	31,369
Total capitalization	142,035	143,140	135,153	147,221	140,354

Stockholders’ equity per average share (B) (O)	6.93	6.36	5.90	7.56	6.70
Stockholders’ equity per share at period end (B) (O)	7.03	6.51	6.01	7.64	6.75

INCOME STATEMENT (EUR million)
Interest income / (charges)	42,348	43,787	40,650	22,711	21,211
Total income	58,311	58,043	53,951	30,822	28,978
Net operating income (E)	33,532	32,828	29,267	18,287	16,580
Operating profit/(loss) before tax	18,681	17,347	15,005	9,961	9,104
Profit from continuing operations	13,958	12,503	11,125	7,519	6,737
Profit from discontinued operations	1,542	1,241	1,058	1,895	726
Profit attributable to the Parent	14,101	12,574	11,076	8,973	6,833

PERFORMANCE (%)
ROE (F) (H)	13.9%	13.0%	11.9%	15.1%	13.6%
RoTE (G) (H)	16.3%	15.5%	14.4%	17.4%	16.0%
ROA (H)	0.84%	0.76%	0.69%	0.91%	0.81%

SOLVENCY RATIOS (%)
Phased-in CET1 capital ratio (I)	13.5%	12.8%	12.3%	14.0%	13.0%
Phased-in total capital ratio (I)	17.8%	17.4%	16.4%	18.8%	17.2%

CREDIT QUALITY DATA (%)
Loans and advances to customers (K)
Allowances for total balances as a percentage of total gross loans	2.00%	2.04%	2.13%	1.95%	2.02%
Credit impaired balances as a percentage of total gross loans (J)	2.98%	3.11%	3.19%	2.97%	2.95%
Allowances for total balances as a percentage of credit impaired balances (J)	67%	66%	67%	66%	68%
Net loan charge-offs as a percentage of total gross loans	1.08%	1.10%	1.17%	0.93%	1.15%
Ratios adding contingent liabilities to loans and advances to customers (L)
Allowances for total balances as a percentage of total loans and contingent liabilities	1.93%	1.95%	2.04%	1.89%	1.94%

168	January - June 2026

Credit impaired balances as a percentage of total loans and contingent liabilities (J) (M)	2.91%	3.03%	3.11%	2.93%	2.90%
Allowances for total balances as a percentage of credit impaired balances (J) (M)	66%	64%	66%	64%	67%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	0.99%	1.00%	1.08%	0.86%	1.05%

MARKET CAPITALIZATION AND SHARES
Number of shareholders	3,518,729	3,485,134	3,662,377	3,508,619	3,508,261
Shares (millions)	14,689	15,152	16,184	14,689	14,885
Share price (euros)	10.070	4.465	3.780	12.084	7.027
Market capitalization (EUR million)	147,921	67,648	61,168	177,506	104,599
Payout ratio (%) (N)	25%	25%	25%	—	—

PER SHARE INFORMATION
Average number of shares (EUR thousands) (O)	14,890,305	15,497,607	16,172,085	14,458,003	14,995,835
Basic earnings per share (euros)	0.91	0.77	0.65	0.60	0.43
Basic earnings per share continuing operation (euros)	0.84	0.72	0.61	0.47	0.40
Diluted earnings per share (euros)	0.90	0.77	0.65	0.60	0.43
Diluted earnings per share continuing operation (euros)	0.84	0.72	0.61	0.47	0.40
Remuneration (euros) (P)	0.2400	0.2100	0.1760	0.1250	0.1100
Remuneration (US$) (P)	0.2820	0.2182	0.1945	0.1428	0.1290

OPERATING DATA
Number of employees (Q)	187,539	196,088	201,942	185,279	193,678
Number of branches (Q)	6,765	7,718	8,137	6,496	7,322

(A) Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios. See notes 21 and 35 to our consolidated financial statements included in Part 1 of our 2025 Form 20-F.
(B) Equals the sum of the amounts included at the end of each year as 'Shareholders’ equity' and 'Other comprehensive income' as stated in our consolidated financial statements included in Part 1 of this report. We have deducted the book value of treasury stock from stockholders’ equity.
(C) Other Subordinated debt includes issuances by subsidiaries not guaranteed by Banco Santander, S.A., excluding preference shares and preferred securities.
(D) In our consolidated financial statements included in Part 1 of this report, preference shares and preferred securities are included under 'Subordinated liabilities'.
(E) Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement. Net operating income equals the sum of 'Total income', 'Administrative expenses' and 'Depreciation and amortization' as stated in our consolidated financial statements included in Part 1 of this report.
(F) The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.
(G) The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent excluding goodwill impairment minus AT1 costs divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill - other intangible assets. We provide this non-GAAP financial measure deducting the cost of AT1 issuances from the numerator because this is the definition of ROTE that is commonly used as a measure of profitability over tangible equity. See 'Alternative performance measures (APMs)' in the interim consolidated directors' report in Part 1 of this report on Form 6-K.
(H) Consolidated profit and profit attributable to the Parent for the six months ended 30 June 2026 and 30 June 2025 have been annualized by doubling the recurring results, that is, assuming that non-recurring results registered during the first half of the year (if any) will not be repeated in the second half of the year. In the first half of 2026 we registered in 'consolidated profit' a non-recurring profit of EUR 1,645 million (mainly capital gains derived from the Poland disposal) while in the first half of 2025 we registered a non-recurring profit of EUR 457 million (mainly associated with the businesses subject to the Poland disposal). See Part 1 - Interim consolidated directors' report - Alternative performance measures - Underlying results. We believe that annualizing the profits by doubling only the recurring amounts presents an accurate picture of the evolution of our profitability. Consolidated profit and profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for the full year.

January - June 2026	169

	(EUR million, except percentages)
	2025	2024	2023	30 June 2026	30 June 2025
Profit attributable to the parent (H)	14,101	12,574	11,076	16,302	13,665

Profit attributable to the parent excluding goodwill impairment (H)	14,105	12,578	11,096	16,302	13,666

Profit attributable to the parent excluding goodwill impairment and deducting AT1 costs (H)	13,483	11,958	10,603	15,666	13,046

Average equity	101,497	96,744	93,035	107,848	100,703
Effect of goodwill and other intangible assets	(18,865)	(19,428)	(19,361)	(17,926)	(19,030)
Average tangible equity	82,631	77,316	73,675	89,922	81,673

Return on equity (ROE) (%)	13.9	13.0	11.9	15.1	13.6
Return on tangible equity (ROTE) (%)	16.3	15.5	14.4	17.4	16.0

(I) The phased-in capital ratios reflect the application of the transitory provisions and subsequent amendments introduced by Regulation 2020/873 of the European Union.
(J) Reflect Bank of Spain classification criteria. These classifications differ from the classifications applied by US banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See note 2 to our consolidated financial statements included in Part 1 of our 2025 Form 20-F.
(K) These ratios comprise loans and advances to customers. To facilitate comparisons they do not include the assets and results associated with the businesses subject to the Poland disposal for all periods presented. Ratios at 31 December 2024 and 31 December 2023 with data as disclosed in note 10 to our consolidated audited financial statements included in our 2025 Form 20-F, i.e. including Poland, would be as follows:

CREDIT QUALITY DATA (%)	2024	2023
Loans and advances to customers
Allowances for total balances as a percentage of total gross loans	2.06%	2.15%
Credit impaired balances as a percentage of total gross loans	3.14%	3.22%
Allowances for total balances as a percentage of credit impaired balances	66%	67%
Net loan charge-offs as a percentage of total gross loans	1.08%	1.16%
(L) We disclose these ratios because our credit risk exposure comprises loans and advances to customers, debt securities issued by non-financial institutions and contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof. These credit ratios are prepared for management purposes. To facilitate comparisons they do not include the assets and results associated with the businesses subject to the Poland disposal for all periods presented.
(M) Credit impaired balances include credit impaired loans and advances, debt securities issued by non-financial institutions, customer guarantees and customer commitments granted.
(N) Pay-out information for the six months ended 30 June 2026 and 2025 and for the year-end is not comparable. The interim figures for the six months ended 30 June 2026 and 2025 include in the numerator cash dividends paid during the first half of the year on account of that year (therefore, zero, given that the first interim dividend on account of every year is paid in the second half of that year) while the full-year figures include in the numerator all cash dividends paid or to be paid on account of that year.
(O) Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(P) With regard to the remuneration policy against the 2023 earnings, the board followed a policy of allocating 50% of the Group’s reported profit, excluding non-cash, non-capital ratios impact items, to shareholder remuneration, distributed in approximately 50% in cash dividend and 50% in share buybacks.
Interim remuneration. On 26 September 2023, the board approved the payment of an interim cash dividend against the 2023 results of 8.10 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The interim dividend was paid on 2 November 2023. The board also approved the implementation of a share repurchase programme (the 'First 2023 Buyback Programme') worth approximately EUR 1,310 million (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The First 2023 Buyback Programme was completed on 25 January 2024, and resulted in the acquisition of a total of 358,567,487 shares.
Final remuneration. Under the 2023 shareholder remuneration policy, on 19 February 2024, the board of directors resolved to submit a resolution at the 22 March 2024 AGM to approve a final cash dividend in the gross amount of 9.50 euro cents per share entitled to dividends. Following the approval at the AGM, the dividend was paid from 2 May 2024. The board of directors also resolved to implement the Second 2023 Buyback Programme worth EUR 1,459 million, which commenced on 20 February 2024 and was completed on 17 June 2024 resulting in the acquisition of a total of 331,305,000 shares. The total shareholder remuneration for 2023 amounted to EUR 5,538 million (approximately 50% of the Group's reported profit for 2023), which was distributed approximately as follows: 50% in the form of a cash dividend and 50% in the form of share buybacks.
With regard to the remuneration policy against the 2024 earnings, the board continued the policy of allocating approximately 50% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 24 September 2024, the Board approved the payment of an interim cash dividend against the 2024 results of 10 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024). The interim dividend was paid on 2 November 2024. The board also approved the implementation of a share repurchase programme (the 'First 2024 Buyback Programme') worth approximately EUR 1,525 million (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024). The First 2024 Buyback Programme was completed on 4 December 2024, and resulted in the acquisition of a total of 341,781,250 shares.
Final remuneration. Under the 2024 shareholder remuneration policy, on 25 February 2025 the board resolved to implement a second share repurchase programme (the 'Second 2024 Buyback Programme') worth approximately EUR 1,587 million (equivalent to approximately 25% of the Group´s underlying profit in the second half of 2024). The Second 2024 Buyback Programme was completed on 2 June 2025 and resulted in the acquisition of a total of 267,166,950 shares. In addition, on 25 February 2025, the board of directors resolved to submit a resolution at the 2025 AGM to approve a final cash dividend in the gross amount of 11 euro cents per share entitled to dividends. Following the approval at the 2025 AGM, the dividend was paid from 2 May 2025. Total shareholders' remuneration for 2024 amounted to EUR 6,287 million (approximately 50% of the Group underlying profit for 2024), distributed as follows: approximately 50% in the form of cash dividends (EUR 3,175 million) and 50% in the form of share buybacks (EUR 3,112 million).

170	January - June 2026

With regard to the remuneration policy against the 2025 earnings, the board continued the policy of allocating approximately 50% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 30 September 2025, the Board approved the payment of an interim cash dividend against the 2025 results of 11.5 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's underlying profit in the first half of 2025). The interim dividend was paid on 3 November 2025. The board also approved the implementation of a share repurchase programme (the 'First 2025 Buyback Programme') worth approximately EUR 1,700 million (equivalent to approximately 25% of the Group's underlying profit in the first half of 2025), which was completed on 22 December 2025, and resulted in the acquisition of a total of 196,005,870 shares.
Final remuneration. Under the 2025 shareholder remuneration policy, on 3 February 2026, the board resolved to implement a second share repurchase programme (the 'Second 2025 Buyback Programme') worth approximately EUR 5,030 million (equivalent to approximately 25% of the Group's underlying profit in the second half of 2025), which will be completed in August 2026. In addition, on 24 February 2026, the board of directors resolved to submit a resolution at the 2026 AGM to approve a final cash dividend in the gross amount of 12.5 euro cents per share entitled to dividends. Following the approval at the 2026 AGM, the dividend was paid from 5 May 2026. The total shareholder remuneration for 2025 amounted to EUR 7,050 million (approximately 50% of the Group's underlying profit for 2025), distributed as follows: approximately 50% in the form of cash dividends (EUR 3,520 million) and 50% in the form of share buybacks (EUR 3,530 million).
In order to comply with applicable US securities laws, the Second 2025 Buyback Programme was suspended between 24 April 2026, date of the calling of the meeting where Webster’s stockholders would vote on the acquisition (the 'Stockholders’ Meeting'), and 27 May 2026, both inclusive. For more information on such transaction, see section 13.2 'Material Contracts' of our 2025 Form 20-F.
(Q) Data excluding Poland. Including Poland: In 2025: Number of employees 198,403; Number of branches 7,124. In 2024: Number of employees 206,753; Number of branches 8,086. In 2023: Number of employees 212,764; Number of branches 8,518. In June 2025: Number of employees: 204,330; Number of branches: 7,683.

Set forth below is a table showing our allowances for credit impaired balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

	2025	2024	2023	30 June 2026	30 June 2025
Allowances refers to:	(EUR million)
Allowances for total balances (A)	22,358	22,155	22,734	24,207	21,836
Allowances for contingent liabilities and commitments	712	688	674	748	652
Allowances for debt securities issued by non-financial institutions	488	322	266	656	374
Allowances for loans and advances to customers	21,158	21,145	21,794	22,803	20,810
Other allowances (B)	524	347	290	692	403
Allowances for total balances (excluding contingent liabilities and commitments)	21,682	21,492	22,084	23,495	21,213
Of which:
Allowances for customers	21,158	21,145	21,794	22,803	20,810
Allowances for credit institutions and other financial assets	4	5	10	6	7
Allowances for debt instruments	520	342	280	686	396

Allowances for Financial assets at amortised cost	21,596	21,364	21,972	23,416	21,086
Allowances for Financial assets at fair value through other comprehensive income	86	128	112	79	127
(A)Allowances for credit impaired loans and advances to customers, customer guarantees and customer commitments granted and debt securities issued by non-financial institutions.
(B)Includes 'Allowances for debt instruments' and 'Allowances for credit institutions and other financial assets' .
Note: These metrics exclude the assets associated with the businesses subject to the Poland disposal. Including those assets, as of 31 December 2024 and 2023, 'Allowances for customers' as disclosed in note 10 to our consolidated financial statements included in our 2025 Form 20-F would amount to EUR 22,125 million and EUR 22,788 million, respectively.

January - June 2026	171

ITEM 4. RISK FACTORS
For a description of risks associated with Banco Santander and the Group, see the section entitled 'Risk Factors' in our 2025 Form 20-F. These risks should be read in conjunction with the other information included in our 2025 Form 20-F and this report on Form 6-K and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Banco Santander and the Group face. In addition, our results could be affected by competition and other factors, including risks that we currently consider not to be material or of which we are not currently aware, and any of these risks could have a material adverse effect on our business, financial condition, results of operations or prospects. The occurrence of any such risks remains uncertain and we cannot predict whether any such risks will materialize.

172	January - June 2026

ITEM 5. INFORMATION ON THE COMPANY
The information set forth below should be read in conjunction with our consolidated financial statements and the related notes included in Part 1 of this report on Form 6-K.
5.1. Average balance sheets and interest rates
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the six months ended 30 June 2026 and 2025. Domestic balances are those of the Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.
The Poland disposal has impacted year-on-year variations in the information presented herein, primarily as follows:
•In the statutory income statement, the results associated with the businesses subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for the six-month periods ended 30 June 2026 and 2025. Consequently, the results associated with the businesses subject to the Poland disposal are excluded line by line from the breakdown of continuing operations in both periods.
•In the consolidated balance sheet, the assets associated with the businesses subject to the Poland disposal were classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale' for periods from 31 May 2025 to 31 December 2025 and did not affect prior periods. However, to facilitate meaningful analysis and comparability of the information presented herein, average balance sheets for the six months ended 30 June 2025 were calculated based on adjusted month-end data (January through June) classifying assets and liabilities associated with the businesses subject to the Poland disposal under 'assets/liabilities from discontinued operations'. After completion of the transaction on 9 January 2026, average balance sheets in the first half of 2026 do not include such businesses.
To better understand the behaviour of average balance sheets and interest rates, we have split our foreign activities into ‘International – Mature markets’ which include Europe (except for Spain and Poland) and the United States and ‘International – Developing markets’ which include South America, Mexico and Poland.
You should read the following tables and the tables included under '—Changes in Interest Income/(charges)—Volume and Rate Analysis' and '—Assets—Earning Assets—Yield Spread' considering the following:

•We have included in interest income loan arrangement fees and other similar items;
•We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;
•We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS-IASB. If these transactions do not qualify for such treatment, we have included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements included in Part 1 of our 2025 Form 20-F for a discussion of our accounting policies for hedging activities;
•We have stated average balances on a net basis, netting our allowances for credit losses; and
•All average data have been calculated as the simple average of month-end balances over the relevant date range, which is not significantly different from using daily averages.

January - June 2026	173

Average Balance Sheet - Assets and Interest Income

	Six months ended 30 June,
	2026			2025
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR million, except percentages)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	271,506	6,563	4.83%	283,498	7,041	4.97%
Domestic	96,402	1,516	3.15%	110,379	1,888	3.42%
International - Mature markets	107,114	1,883	3.52%	111,414	2,431	4.36%
International - Developing markets	67,990	3,164	9.31%	61,705	2,722	8.82%

Of which
Reverse repurchase agreements	69,514	2,657	7.64%	62,784	2,449	7.80%
Domestic	37,108	833	4.49%	33,778	869	5.15%
International - Mature markets	6,948	205	5.90%	7,438	212	5.70%
International - Developing markets	25,458	1,619	12.72%	21,568	1,368	12.69%

Loans and advances to customers	1,086,852	35,881	6.60%	1,019,299	35,670	7.00%
Domestic	279,819	5,279	3.77%	269,633	5,555	4.12%
International - Mature markets	605,051	15,905	5.26%	562,694	16,279	5.79%
International - Developing markets	201,982	14,697	14.55%	186,972	13,836	14.80%

Of which
Reverse repurchase agreements	86,663	2,422	5.59%	67,676	2,647	7.82%
Domestic	13,755	218	3.17%	11,218	202	3.60%
International - Mature markets	71,798	2,134	5.94%	55,271	2,378	8.60%
International - Developing markets	1,110	70	12.61%	1,187	67	11.29%

Debt securities	324,716	9,188	5.66%	275,234	7,896	5.74%
Domestic	152,970	2,584	3.38%	116,375	1,903	3.27%
International - Mature markets	74,692	1,382	3.70%	71,863	1,257	3.50%
International - Developing markets	97,054	5,222	10.76%	86,996	4,736	10.89%

Income from hedging operations		548			774
Domestic		258			181
International - Mature markets		418			600
International - Developing markets		(128)			(7)

Other interest		156			(43)
Domestic		81			(120)
International - Mature markets		11			17
International - Developing markets		64			60

Total Interest-earning assets	1,683,074	52,336	6.22%	1,578,031	51,338	6.51%
Domestic	529,191	9,718	3.67%	496,387	9,407	3.79%
International - Mature markets	786,857	19,599	4.98%	745,971	20,584	5.52%
International - Developing markets	367,026	23,019	12.54%	335,673	21,347	12.72%
Other non-interest-earning assets	202,340			191,334
Assets from discontinued operations	—			66,101
Total Average Assets	1,885,414	52,336		1,835,466	51,338

Note: As of 30 June 2026 and 30 June 2025, Total Average Assets attributed to international activities accounted for 67% and 69%, respectively, of the Group's Total Average Assets (of which International - Mature markets accounted for 45% and 44%, respectively, and International - Developing markets accounted for 22% and 25%, respectively).

174	January - June 2026

Average Balance Sheet - Liabilities and Interest Expense

	Six months ended 30 June,
	2026			2025
LIABILITIES AND STOCKHOLDERS' EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR million, except percentages)
Deposits from central banks and credit institutions	144,687	3,842	5.31%	144,288	4,053	5.62%
Domestic	73,609	1,359	3.69%	62,185	1,347	4.33%
International - Mature markets	26,169	554	4.23%	35,460	881	4.97%
International - Developing markets	44,909	1,929	8.59%	46,643	1,825	7.83%

Of which
Repurchase agreements	76,873	2,117	5.51%	67,879	2,258	6.65%
Domestic	51,873	1,027	3.96%	41,474	1,004	4.84%
International - Mature markets	10,262	248	4.83%	8,240	253	6.14%
International - Developing markets	14,738	842	11.43%	18,165	1,001	11.02%

Customer Deposits	1,084,019	15,582	2.87%	1,017,973	16,063	3.16%
Domestic	368,788	1,836	1.00%	349,563	2,094	1.20%
International - Mature markets	500,103	6,193	2.48%	470,902	6,948	2.95%
International - Developing markets	215,128	7,553	7.02%	197,508	7,021	7.11%

Of which
Repurchase agreements	117,755	3,883	6.60%	99,878	3,849	7.71%
Domestic	38,963	415	2.13%	33,932	398	2.35%
International - Mature markets	53,017	1,776	6.70%	45,102	2,223	9.86%
International - Developing markets	25,775	1,692	13.13%	20,844	1,228	11.78%

Marketable debt securities (A)	324,881	8,022	4.94%	306,080	7,538	4.93%
Domestic	141,546	2,650	3.74%	137,921	2,557	3.71%
International - Mature markets	134,118	2,624	3.91%	125,197	2,632	4.20%
International - Developing markets	49,217	2,748	11.17%	42,962	2,349	10.94%

Of which
Commercial paper	21,781	340	3.12%	20,532	472	4.60%
Domestic	14,343	188	2.62%	12,164	259	4.26%
International - Mature markets	5,931	93	3.14%	6,736	138	4.10%
International - Developing markets	1,507	59	7.83%	1,632	75	9.19%

Other interest-bearing liabilities	23,326	355	3.04%	22,585	318	2.82%
Domestic	18,123	266	2.94%	17,495	243	2.78%
International - Mature markets	3,764	21	1.12%	3,653	8	0.44%
International - Developing markets	1,439	68	9.45%	1,437	67	9.32%

Expenses from hedging operations		859			953
Domestic		296			345
International - Mature markets		437			546
International - Developing markets		126			62

Other interest		965			1,202
Domestic		456			457
International - Mature markets		226			197
International - Developing markets		283			548

Total interest-bearing liabilities	1,576,913	29,625	3.76%	1,490,926	30,127	4.04%

January - June 2026	175

	Six months ended 30 June,
	2026			2025
LIABILITIES AND STOCKHOLDERS' EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR million, except percentages)
Domestic	602,066	6,863	2.28%	567,164	7,043	2.48%
International - Mature markets	664,154	10,055	3.03%	635,212	11,212	3.53%
International - Developing markets	310,693	12,707	8.18%	288,550	11,872	8.23%
Other non-interest-bearing liabilities	194,170			176,009
Non-Controlling interest	6,483			8,765
Stockholders' Equity	107,848			100,703
Liabilities from discontinued operations	—			59,063
Total average liabilities and Stockholders' Equity	1,885,414	29,625		1,835,466	30,127
Note: As of 30 June 2026 and 30 June 2025, Total average liabilities attributed to international activities accounted for 61% and 62%, respectively, of the Group's Total average liabilities (of which International - Mature markets accounted for 40% and 39%, respectively, and International - Developing markets accounted for 21% and 23%, respectively).
(A) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interest. We include them under “Other non-interest-bearing liabilities”.

Changes in Interest Income / (Charges)—Volume and Rate Analysis
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our interest income / (charges) attributable to changes in average volume and changes in average rate for the first six months of 2026 compared to the same period of 2025. We have calculated volume variances based on changes in average balances over the period and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities, as applicable, over the period. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled '—Average Balance Sheets and Interest Rates'.

176	January - June 2026

Volume and Rate Analysis

	Six months ended 30 June
	2026 / 2025
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(EUR million)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	(31)	(447)	(478)
Domestic	(227)	(145)	(372)
International - Mature markets	(91)	(457)	(548)
International - Developing markets	287	155	442

Of which
Reverse repurchase agreements	314	(106)	208
Domestic	81	(117)	(36)
International - Mature markets	(14)	7	(7)
International - Developing markets	247	4	251

Loans and advances to customers	2,474	(2,263)	211
Domestic	204	(480)	(276)
International - Mature markets	1,175	(1,549)	(374)
International - Developing markets	1,095	(234)	861

Of which
Reverse repurchase agreements	640	(865)	(225)
Domestic	42	(26)	16
International - Mature markets	603	(847)	(244)
International - Developing markets	(5)	8	3

Debt securities	1,209	83	1,292
Domestic	616	65	681
International - Mature markets	51	74	125
International - Developing markets	542	(56)	486

Income from hedging operations	(226)	—	(226)
Domestic	77	—	77
International - Mature markets	(182)	—	(182)
International - Developing markets	(121)	—	(121)

Other interest	199	—	199
Domestic	201	—	201
International - Mature markets	(6)	—	(6)
International - Developing markets	4	—	4

Total Interest-earning assets	3,625	(2,627)	998
Domestic	871	(560)	311
International - Mature markets	947	(1,932)	(985)
International - Developing markets	1,807	(135)	1,672

January - June 2026	177

	Six months ended 30 June,
	2026 / 2025
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(EUR million)
Deposits from central banks and credit institutions	(52)	(159)	(211)
Domestic	227	(215)	12
International - Mature markets	(209)	(118)	(327)
International - Developing markets	(70)	174	104

Of which
Repurchase agreements	85	(226)	(141)
Domestic	225	(202)	23
International - Mature markets	55	(60)	(5)
International - Developing markets	(195)	36	(159)

Customer Deposits	1,142	(1,623)	(481)
Domestic	110	(368)	(258)
International - Mature markets	412	(1,167)	(755)
International - Developing markets	620	(88)	532

Of which
Repurchase agreements	715	(681)	34
Domestic	56	(39)	17
International - Mature markets	346	(793)	(447)
International - Developing markets	313	151	464

Marketable debt securities	597	(113)	484
Domestic	68	25	93
International - Mature markets	181	(189)	(8)
International - Developing markets	348	51	399

Of which
Commercial paper	21	(153)	(132)
Domestic	41	(112)	(71)
International - Mature markets	(15)	(30)	(45)
International - Developing markets	(5)	(11)	(16)

Other interest-bearing liabilities	9	28	37
Domestic	9	14	23
International - Mature markets	0	13	13
International - Developing markets	0	1	1

Expenses from hedging operations	(94)	—	(94)
Domestic	(49)	—	(49)
International - Mature markets	(109)	—	(109)
International - Developing markets	64	—	64

Other interest	(237)	—	(237)
Domestic	(1)	—	(1)
International - Mature markets	29	—	29
International - Developing markets	(265)	—	(265)

Total interest-bearing liabilities	1,365	(1,867)	(502)
Domestic	364	(544)	(180)
International - Mature markets	304	(1,461)	(1,157)
International - Developing markets	697	138	835

178	January - June 2026

(1) We calculate the volume variance as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2) We calculate the rate variance as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

Assets

Interest-earning Assets—Yield Spread
The following table analyses our average interest-earning assets, interest and similar income and interest income / (charges) by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled '—Average Balance Sheets and Interest Rates'.

	Six months ended 30 June
	2026	2025
	(EUR million, except percentages)
Average interest-earning assets	1,683,074	1,578,031
Domestic	529,191	496,387
International - Mature markets	786,857	745,971
International - Developing markets	367,026	335,673

Interest and similar income	52,336	51,338
Domestic	9,718	9,407
International - Mature markets	19,599	20,584
International - Developing markets	23,019	21,347

Interest income / (charges) (A)	22,711	21,211
Domestic	2,855	2,364
International - Mature markets	9,544	9,372
International - Developing markets	10,312	9,475

Gross yield (B) (%)	6.22	6.51
Domestic	3.67	3.79
International - Mature markets	4.98	5.52
International - Developing markets	12.54	12.72

Net yield (C) (%)	2.70	2.69
Domestic	1.08	0.95
International - Mature markets	2.43	2.51
International - Developing markets	5.62	5.65

Yield spread (D) (%)	2.46	2.47
Domestic	1.39	1.31
International - Mature markets	1.95	1.99
International - Developing markets	4.36	4.49

(A) Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. See 'Income Statement' in the consolidated financial statements included in Part 1 of this report on Form 6-K. For a discussion of the changes in interest income / (charges) over the periods presented, see 'Part 1. Consolidated directors' report—Group financial information—Grupo Santander results'.
(B) Gross yield is the quotient of interest income divided by average earning assets.
(C) Net yield is the quotient of interest income / (charges) divided by average earning assets.
(D) Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

January - June 2026	179

Interest-earning assets-composition
The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled '—Average Balance Sheets and Interest Rates' and the footnotes thereto.

	Six months ended 30 June
	2026	2025

Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions (%)	16.13	17.97
Domestic	5.73	6.99
International - Mature markets	6.36	7.06
International - Developing markets	4.04	3.92

Loans and advances to customers (%)	64.58	64.59
Domestic	16.63	17.09
International - Mature markets	35.95	35.65
International - Developing markets	12.00	11.85

Debt securities (%)	19.29	17.44
Domestic	9.09	7.38
International - Mature markets	4.43	4.55
International - Developing markets	5.77	5.51

180	January - June 2026

5.2. Other statistical disclosure requirements
Credit Ratios
The following table sets out the impairment losses to total loans outstanding ratio and the net charge-offs to average loans outstanding ratios for the periods ended 31 December 2025, 2024 and 2023 and 30 June 2026 and 2025 (see note 5 to our interim consolidated financial statements in Part 1 of this report and note 10 to our consolidated financial statements for the year ended 31 December 2025 included in Part 1 of our 2025 Form 20-F):

	31 December			Six Months Ended 30 June
	2025	2024	2023	2026	2025
	(EUR million, except percentages)			(EUR million, except percentages)
Impairment losses to total loans outstanding	2.00%	2.04%	2.13%	1.95%	2.02%
Allowances for credit losses	21,158	21,145	21,794	22,803	20,810
Total loans outstanding	1,058,446	1,038,306	1,025,256	1,171,965	1,031,537

Net charge-offs during the period to average loans outstanding:
Commercial credit	0.48%	0.32%	0.29%	0.41%	0.42%
Net charge-offs during the period	225	153	141	96	98
Average loans outstanding	46,420	47,332	48,117	47,216	47,225

Secured loans	0.59%	0.62%	0.64%	0.48%	0.55%
Net charge-offs during the period	3,238	3,417	3,595	1,378	1,508
Average loans outstanding	551,269	554,933	562,768	572,550	553,010

Reverse repurchase agreements	n/a	n/a	n/a	n/a	n/a
Net charge-offs during the period	n/a	n/a	n/a	n/a	n/a
Average loans outstanding	71,827	61,528	46,238	86,664	67,678

Other term loans	1.97%	2.06%	2.22%	1.53%	2.11%
Net charge-offs during the period	5,868	6,195	6,583	2,467	3,119
Average loans outstanding	297,187	300,990	296,407	322,458	296,039

Finance leases	0.16%	0.27%	0.11%	0.21%	0.19%
Net charge-offs during the period	64	101	40	41	37
Average loans outstanding	38,826	37,777	36,647	39,829	38,539

Receivables on demand	3.35%	0.66%	1.49%	5.81%	3.25%
Net charge-offs during the period	394	82	195	347	194
Average loans outstanding	11,772	12,347	13,087	11,955	11,954

Credit card receivables	6.38%	5.88%	6.06%	8.03%	7.51%
Net charge-offs during the period	1,686	1,452	1,484	1,146	979
Average loans outstanding	26,447	24,712	24,471	28,528	26,078

Total loans	1.10%	1.10%	1.17%	0.99%	1.14%
Net charge-offs during the period	11,475	11,400	12,038	5,475	5,935
Average loans outstanding	1,043,748	1,039,620	1,027,736	1,109,200	1,040,523
For the purposes of calculating the net charge-offs during the period to average loans outstanding ratio, net charge-offs consist of charge-offs against credit loss allowance less recoveries of loans previously charged-off and loans outstanding refer to gross loans and advances to customers. To facilitate comparisons, the table above was prepared excluding the businesses subject to the Poland disposal for all periods presented. Total net charge offs during the period and total average loans outstanding at 31 December 2024 and 31 December 2023 with data as disclosed in note 10 to our consolidated audited financial statements included in our 2025 Form 20-F, i.e. including Poland, would be EUR 11,612 million, EUR 12,260 million, EUR 1,075,821 million and EUR 1,059,566 million, respectively. Reverse repurchase agreements are collateralized

January - June 2026	181

and therefore cannot be charged-off. Net charge-offs to average loans outstanding ratios at 30 June 2026 and 30 June 2025 reflect year-to-date net charge-offs annualized. Annualized figures are not necessarily indicative of actual or expected results for the full-year period.
Credit impaired balances ratios
The following table shows the total amount of our computable credit risk, our credit impaired loans and contingent liabilities, our allowances for credit impaired balances, our net loans and contingent liabilities charged-off, the NPL ratio, the coverage ratio and the net charge-offs to computable credit risk ratio at the dates indicated:

	Year Ended 31 December			Six Months Ended 30 June
	2025	2024	2023	2026	2025
	(EUR million, except percentages)
Computable credit risk (A)	1,159,180	1,134,418	1,115,288	1,280,755	1,125,246

Credit impaired balances	33,739	34,383	34,671	37,560	32,636

Allowances for credit impaired balances	22,358	22,155	22,734	24,207	21,836

Net loans charged-off	11,475	11,400	12,038	5,475	5,935

Ratios: (%)
NPL ratio (B)	2.91	3.03	3.11	2.93	2.90
Coverage ratio (C)	66	64	66	64	67
Net loans charged-off to computable credit risk (D)	0.99	1.00	1.08	0.85	1.05
Note: Credit impaired balances ratios are prepared for management purposes and exclude the assets and results associated with the businesses subject to the Poland disposal for all periods presented. See 'Alternative performance measures (APMs)' in the interim consolidated directors' report in Part 1 of this report on Form 6-K.
(A) Computable credit risk is the sum of the face amounts of loans and advances to customers, customer guarantees and customer commitments granted and debt securities issued by non-financial institutions, including those that are credit impaired, and excluding country risk.
(B) Credit impaired balances (credit impaired loans and advances to customers, customer guarantees and customer commitments granted and debt securities issued by non-financial institutions) to computable credit risk.
(C) Allowances for credit impaired balances as a percentage of credit impaired balances.
(D) Ratios at 30 June 2026 and 30 June 2025 reflect year-to-date net charge-offs annualized. Annualized ratios are not necessarily indicative of actual or expected results for the full-year period. Ratios at year-end reflect full-year net charge-offs.

182	January - June 2026

ITEM 6. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations by remaining maturity at 30 June 2026:

Contractual obligations		More than	More than
	Less than	1 year but	3 years but	More than
(EUR million)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from credit institutions (A)	72,497	16,319	1,995	10,021	100,832
Customer deposits (A)	1,019,781	23,761	7,982	8,856	1,060,380
Marketable debt securities (A)	93,504	100,837	66,286	72,219	332,846
Liabilities under insurance contracts	3,602	4,585	2,733	8,427	19,347
Lease obligations	576	650	314	317	1,857
Other long-term liabilities (B)	1,698	3,153	3,740	5,810	14,401
Contractual interest payment (C)	18,889	13,061	14,451	43,553	89,954
Total	1,210,547	162,366	97,501	149,203	1,619,617
(A) Financial liabilities at amortized cost.
(B) Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(C) Calculated for the amortized cost portfolios of Deposits from credit institutions, Customer deposits and Marketable debt securities, based on average interest rates at 30 June 2026 for all maturities, and assuming that obligations maturing in more than five years have an average life of ten years.

The table above excludes the 'fixed payments' of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed as of the reporting date and is not determined by the fixed payments.

January - June 2026	183

ITEM 7. RISK DISCLOSURES
Higher-Risk Loans
Our loan portfolio is focused mainly on retail banking with a medium-low risk profile, with a broadly diversified geographical footprint well-balanced between emerging and developed markets, further supported by the announced acquisition of Webster in the US (pending completion) and the acquisition of TSB in the UK (completed on 30 April 2026), reinforcing our presence in strategic markets. In addition, our business diversification across customer segments is a key factor in maintaining resilience.
Certain portfolios require specific monitoring due to their inherent business characteristics and risk profiles. These higher-risk loan portfolios generally include portfolios that combine material exposure with a comparatively higher cost of risk, as well as high-yield portfolios. This includes, for instance, the auto loans business in the US and the retail portfolio in Argentina, as well as other material portfolios subject to explicit oversight under our risk appetite framework and applicable monitoring policies.
Looking at the portfolio overall, it should be noted that, at 30 June 2026, c. 65% of our net customer loans are secured, mostly by real estate collateral.
Additionally, given their materiality within our loan portfolio, mortgages to individuals are also closely monitored. They represent approximately 32% of our loan portfolio, at 30 June 2026, with a low risk profile and low non-performing ratios, along with appropriate provision coverage. Among other factors, this is due to the fact that these are mainly primary residence mortgage loans, which are subject to a rigorous assessment of credit risk and affordability. The admission process assesses the current and future payment capacity of the customer, including whether the customer's disposable income will be sufficient to meet the loans’ instalments even in a more stressed but feasible scenario.
Mortgage portfolios that may present higher risks, such as interest-only loans, flexible loans, loans with LTVs greater than 100%, or buy-to-let lending, are managed under stricter lending policies. However, these represent a low percentage of our portfolio and are continuously monitored to support close and effective risk control.
Exposures related to complex structured assets / derivatives
Our exposure to complex structured instruments and assets is very limited (see 'Quantitative and Qualitative Disclosures About Market Risk' below), which reflects our robust risk culture and prudent risk management.
Our derivatives business mainly involves providing investment products and risk hedging services for customers. In particular, the trading volume of credit derivatives is small in notional terms, representing 0.7% of total counterparty risk notional at 30 June 2026, and is subject to a strong control environment and robust internal procedures.
Changes in Practices
In the first half of 2026, our credit exposure was influenced by geopolitical and macroeconomic uncertainty. While this did not materially alter the overall risk profile of our loan portfolio, it prompted a reinforcement of our monitoring to provide timely and effective risk management across our various portfolios, supported by management action plans designed to provide guidance and enable proactive action as conditions evolve.
In this context and given that the current estimated credit impact of these risks is not material, no additional adjustment to the provisioning framework is deemed necessary at this stage. Nevertheless, our provisioning model is designed to incorporate specific adjustments should future developments warrant it.
In general, the most significant impacts are related to trade policy uncertainty, energy market volatility driven mainly by oil prices, weaker economic growth in some countries, inflationary and interest rates pressures, which could tighten financing conditions. In parallel, geopolitical tensions and emerging technologies may also increase operational resilience risks through new cyberattacks and other cybersecurity incidents, third-party service dependency and AI-related risks.
Furthermore, in light of evolving regulatory requirements and their implementation, we may undertake a reassessment of our disclosures regarding risk management arising from our relationships with end-users, employees and suppliers.
Quantitative and Qualitative Disclosures About Market Risk
A.    Activities subject to market risk and types of market risk
Activities exposed to market risk encompass transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors, liquidity risks arising from our products and markets, and balance sheet liquidity risk. Therefore, they include trading risks and structural risks.
•Interest rate risk arises from movements in interest rates that could adversely affect the value of a financial instrument, a portfolio or the Grupo Santander. It can affect loans, deposits, debt securities, most assets and liabilities held for trading, and derivatives.
•Inflation rate risk arises from movements in inflation rates that could adversely affect the value of a financial instrument, a portfolio or the entire group. It can affect instruments such as loans, debt securities and derivatives, where the returns are linked to future inflation values or a change in the current rate.

184	January - June 2026

•Exchange rate risk is the possibility of loss in the value of a position not denominated in the base currency due to shifts in exchange rates. A long or open position in a foreign currency may produce a loss if it depreciates against the base currency. Exposures affected by this risk include non-euro currency investments in subsidiaries and transactions in foreign currency.
•Equity risk is the possibility of loss from open positions in equities due to adverse movements in their market prices or expectations about future dividends. This affects positions in shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc.).
•Credit spread risk is the possibility of loss from open positions in fixed income securities or credit derivatives to adverse movements in credit spread curves or recovery rates associated with specific issuers and types of debt. The spread is the yield difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.
•Commodity price risk is the possibility of loss from adverse movements in commodity prices. Our exposure to this risk is minor and stems mainly from commodity derivatives.
•Volatility risk is the possibility of loss caused by adverse movements in the volatility of interest rates, exchange rates, shares, credit spreads and other risk factors affecting the value of our portfolio. It is inherent to all financial instruments whose value is affected by volatility (especially options contracts).
These market risks can be partly or fully mitigated with derivatives such as options, futures, forwards and swaps. However, there are other types of market risks that require more complex hedging:
•Correlation risk is the possibility of loss due to an adverse change in the relationship between risk factors (correlation) of the same type (e.g. two exchange rates) or different types (e.g. an interest rate and a commodity price).
•Market liquidity risk originates when Santander or a subsidiary cannot reverse or close a position without materially affecting the market price or the transaction cost. Market liquidity risk can arise from a reduction in market makers or institutional investors, the execution of a large volume of transactions or market instability. It could also increase depending on how exposures are distributed among products and currencies.
•Pre-payment or cancellation risk originates when mortgages, deposits and other on-balance-sheet instruments give holders the option to buy or sell them, thus altering future cash flows. Potential mismatches on the balance sheet pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).
•Underwriting risk arises when an entity underwrites or places securities and other types of debt and assumes the risk of having to acquire issued securities partially if buyers have not taken them up.
In addition to the above market risks, balance sheet liquidity risk (unlike market liquidity risk) is the possibility of meeting payment obligations late or at an excessive cost. Losses may be caused by forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.
On the other hand, pension and actuarial risks also depend on shifts in market factors. Further details are provided in this chapter.
Finally, in recent years there has been an increased focus on climate and environmental risks, which arise from the possibility that changes in climate may adversely affect the value of a financial instrument, a portfolio or the Group as a whole. Changes in climate include both extreme weather scenarios as well as gradual climate change and other situations where there is environmental degradation. This risk may have an impact both on the value of financial instruments or portfolios and on Santander's liquidity. The Group measures this risk through stress scenarios for both market and liquidity risk.
We aim to comply with the Basel Committee’s Fundamental Review of the Trading Book and the EBA's Guidelines on the management of interest rate risk arising from non-trading book activities. Through several projects, we aim to provide risk managers and control teams with appropriate tools to manage market risks under the governance framework applicable to the models we use, report risk metrics, and support compliance with the related requirements.
B.    Trading market risk management
Management limits and control system
The market risk function monitors market risk positions daily to ensure that they remain within approved limits. It assesses the performance of, and major changes in, market risk metrics, and distributes regular reports to senior management and other internal and external stakeholders so market risk activities can be properly monitored.
The market risk limits are established based on different metrics and are intended to cover all activities subject to market risk from many perspectives, applying a prudent approach. The main ones are:
• Value at Risk (VaR) and Stressed VaR limits
• Limits of equivalent and/or nominal positions
• Interest rate sensitivity limits

January - June 2026	185

• Vega limits
• Delivery risk limits for short positions in securities (fixed income and securities)
• Limits to constrain the volume of effective losses or protect results generated during the period:
• Loss trigger
• Stop loss
• Credit limits:
• Total exposure limit
• Jump to default limit by issuer
• Others
• Limits for origination transactions
Those general limits include sub-limits that make the structure granular enough to control market risks arising from Santander's trading operations. We monitor subsidiaries' positions daily, checking changes in portfolios and at trading desks in order to detect events that may necessitate immediate mitigation.
The Group establishes global approval and control limits, global approval limits with local control, and local approval and local control limits. They are requested by each subsidiary's business manager in consideration of particular circumstances of the business, budgetary targets and the risk/reward ratio. Limits are then approved by risk bodies according to internal governance processes.
Subsidiaries must comply with the approved limits. On the day a limit breach occurs, subsidiary business managers must provide a written explanation with an action plan and corrective measures, such as reducing the position within the limits or formulating a strategy that justifies raising the relevant limit.
Methodologies
a) Value at Risk (VaR)
Value at Risk (VaR), our standard methodology for managing and controlling market risk, measures maximum expected loss with a certain confidence level over a given time.
For standard historical simulation, the confidence level is 99% and the time horizon is one day. We also make statistical adjustments to incorporate recent developments affecting our levels of risk. Our time frame is two years or at least 520 days from the reference date of the VaR calculation. We report the higher of two VaR figures we calculate daily. One applies an exponential decay factor that allocates less weight to the oldest observations; the other has the same weight for all observations.
We also simultaneously calculate Value at Earnings (VaE). It measures the maximum potential gain with a certain level of confidence and specific time frame under the same methodology for VaR.
VaR by historical simulation has many advantages as a risk metric. It states a portfolio's market risk in a single figure according to market movements, without assumptions about functions, forms or correlations between market factors.
However, the VaR metric has some limitations, regardless of the methodology used to calculate it. In particular:
• As VaR calculation has a certain confidence level, it does not indicate the levels of possible losses beyond it.
• The liquidity horizon of some products in the portfolio is longer than that of the VaR model.
• VaR is a static measure of risk subject to significant (albeit unlikely) changes in the following day.
Historical simulation methodology also has limitations:
• High sensitivity to time frame used;
• Inability to capture plausible high-impact events if these do not occur during the time frame used.
• Valuation parameters with no market input (such as correlations, dividend and recovery rates).
• Slow adjustment to new volatility and correlation, as the weighting of the newest and oldest data is the same.
Using Stressed VaR and expected shortfall (ES) helps overcome some of these limitations. We calculate VaR with exponential decay, apply conservative valuation adjustments, and regularly conduct analyses and backtesting to assess the accuracy of the VaR calculation model.
b) Stressed VaR (sVaR) and expected shortfall (ES)

186	January - June 2026

We calculate sVaR daily for our main portfolios with the same methodology as for VaR, with these exceptions:
• We use a window of 260 observations (as opposed to 520 for VaR) over a continuous period of stress on a portfolio. For each portfolio, we review the history of a subset of selected market risk factors based on expert judgement and the most significant positions in the books.
• Unlike VaR, we obtain sVaR by using the percentile with uniform weighting, and not with the higher of the percentiles with exponential and uniform weightings.
To calculate the ES we estimate expected potential loss above the level obtained from VaR and assign uniform weights to all observations. Unlike VaR, ES has the advantage of capturing the risk of large losses with a low probability (tail risk) and being a sub-additive metric. According to the Basel Committee, an ES with a 97.5% confidence interval delivers a level of risk similar to VaR at a 99% confidence interval.
c) Scenario analysis
Santander's risk measures are based on normal market conditions, price stability, sufficient liquidity and other assumptions used in daily risk management and decision-making. However, it is possible that extreme movements and strong unforeseen changes will not be properly anticipated. Therefore, we run scenario analyses, which prove important to predict the outcome of a wide range of risks and estimate the capital needed to absorb any losses in case such unexpected events occur.
These stress scenarios are important to estimate future risk, overcome the limitations of models and historical data, support liquidity and capital plans, report on risk tolerance levels and develop risk reduction and contingency plans under stress conditions.
We regularly calculate and analyse stress scenarios for our subsidiaries with trading activities, which include historical scenarios, hypothetical scenarios and reverse stress test scenarios.
d) Analysis of positions, sensitivities and results
Santander uses positions to quantify the market values of transactions in the portfolio, grouped by main risk factor and considering the delta value of any futures or options. We can express risk positions in our subsidiaries' base currency and in the currency used for standardized information. We monitor positions daily to detect incidents and correct them immediately.
Measurements of market risk sensitivity estimate the variation of an instrument or portfolio's market value resulting from changes in a risk factor with analytical approximations given through partial derivatives or a complete revaluation of the portfolio.
The daily profit and loss (P&L) statement prepared by the market risk function is a key indicator of the impact of changes in financial variables on portfolios.
e) Derivatives activities and credit management
We run controls over derivative activities and credit management daily with specific measures due to their atypical nature. We control and monitor underlying assets' sensitivity to price movements (Delta and Gamma), volatility (Vega) and time (Theta). Also, we systematically review measurements such as sensitivity to the spread, jump-to-default and concentrations of positions by rating.
For credit risk in trading portfolios, we also calculate Incremental Risk Charge (IRC), an additional metric recommended by the Basel Committee and current regulations. IRC covers default risks and rating migrations not adequately captured in VaR through variations in credit spreads.
We apply this metric to government and corporate bonds, derivatives on bonds (forward, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). We calculate IRC using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one-year horizon. We follow the Monte Carlo methodology, applying one million simulations.
f) Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)
Santander calculates trading portfolio results with credit valuation adjustment (CVA) and debit valuation adjustment (DVA). The CVA is for over-the-counter (OTC) derivatives and results from the risk associated with the credit exposure assumed with each counterparty.
The CVA for a particular counterparty is the total CVA for all its maturities. To calculate it, we consider inputs such as expected exposure, loss given default, probability of default and a discount factor curve.
DVA is similar to CVA but results from the risk our counterparties assume in OTC derivatives traded with us.

January - June 2026	187

C.    Key metrics (Trading Market Risk)
Market volatility in the first half of 2026 was primarily driven by the potential adverse effect on global economic growth resulting from the new trade policies in the US and by geopolitical tensions stemming from the ongoing armed conflicts in Ukraine and the Middle East. In this challenging and uncertain environment, Santander’s trading risk profile remained low, in line with previous years, because trading risks arise mainly from customer activities in non-complex instruments, primarily related to hedging interest rate and exchange rate risks.
Value at Risk (VaR) analysis
During the first half of 2026, Santander continued its strategy of focusing its trading activity on customer business, minimising, where possible, exposure to directional risk in net terms and maintaining its diversification by geography and risk factor.
Evolution of VaR for the first half of 2026.
EUR million. VaR at 99% over a one day horizon.

MAX (33.5)
MIN (12.6)
VaR
Moving average 15d
3Y average VaR
36
32
28
24
20
16
12
8
4
0
Jan-26
Feb-26
Mar-26
Apr-26
May-26
Jun-26

VaR during the first half of 2026 fluctuated between EUR 12.6 million and EUR 33.5 million, with an average VaR for the period of EUR 18.6 million and ending in June at EUR 14.1 million. Most of the time, daily VaR was above the average of the last three years, mainly due to the high volatility in markets during the period.
The following histogram shows the distribution of risk in terms of VaR in the first six months of 2026. The accumulation of days with levels up to EUR 27 million (94%) is shown. Values higher than EUR 27 million (6%) largely occur in periods affected by temporary spikes in volatility or punctual increases in exposure, mainly in interest rates.

VaR Histogram
VaR at 99%, over a one-day horizon. Number of days (%) in each range for the first half of 2026.

Number of days (%)
16%
23%
28%
12%
9%
4%
2%
6%
<15
17
19
21
23
25
27
>27
VaR EUR million

Risk by factor

188	January - June 2026

The minimum, average, maximum and final values in VaR terms at 99% for the first six months of 2026 are displayed in the following table:
VaR statistics by risk factor

EUR million. VaR at 99%, with one day time horizon

	VaR (99%)
	Minimum	Average	Maximum	Latest
Total trading
Total	12.6	18.6	33.5	14.1
Diversification effect	(11.5)	(17.3)	(34.7)	(17.7)
Interest rate	12.1	16.3	29.4	13.5
Equities	4.6	6.9	11.4	6.6
Exchange rate	3.0	5.4	11.8	4.7
Credit spread	3.4	5.5	9.7	4.2
Commodities	1.0	1.8	5.9	2.8

Europe
Total	9.9	13.8	24.4	10.7
Diversification effect	(8.2)	(14.9)	(24.2)	(14.6)
Interest rate	7.2	11.9	19.8	9.6
Equities	4.6	6.3	8.9	7.1
Exchange rate	2.9	5.0	10.2	4.2
Credit spread	3.4	5.4	9.5	4.4
Commodities	0.0	0.1	0.2	0.0

South America
Total	4.1	6.8	14.0	8.0
Diversification effect	(1.7)	(6.3)	(20.5)	(5.2)
Interest rate	3.3	6.6	14.2	8.2
Equities	1.0	2.8	6.7	1.0
Exchange rate	0.5	1.9	5.6	0.7
Credit Spread	0.0	0.0	2.2	0.5
Commodities	1.0	1.8	5.8	2.8

North America
Total	4.9	6.1	9.9	5.8
Diversification effect	(0.4)	(1.5)	(4.6)	(1.1)
Interest rate	5.0	6.2	9.9	5.8
Equities	0.2	0.7	2.8	0.4
Exchange rate	0.1	0.7	1.8	0.7
Credit Spread	0.0	0.0	0.0	0.0
Commodities	0.0	0.0	0.0	0.0

January - June 2026	189

The average VaR in the first half of 2026, EUR 18.6 million, was only slightly lower than the average VaR in the first half of 2025, EUR 19.6 million, across all market risk factors, as economic and geopolitical factors contributed to volatility in markets.

VaR evolution by risk factor

EUR million. VaR at 99% with one day time horizon (15 day moving average)

Interest Rate VaR
Equities VaR
Exchange rates VaR
Credit spread VaR
Commodities VaR
25.0
20.0
15.0
10.0
5.0
0.0
Jan-26
Feb-26
Mar-26
Apr-26
May-26
Jun-26

Gauging and backtesting measures
Regulations dictate that the VaR model should accurately capture market risks. VaR uses statistical techniques under normal conditions. Therefore, for a certain confidence level and defined time horizon, the estimated maximum loss can differ from actual losses. Santander reviews and contrasts the VaR calculation model on a regular basis to verify its accuracy.
The market risk function runs tests such as internal backtesting, VaR contrast measures and hypothetical portfolio analysis for subsidiaries covered by the internal market risk model. For subsidiaries with an approved internal model, we also perform regulatory backtesting to count overshootings (when daily loss or profit exceeds VaR or VaE) affecting the calculation of market risk regulatory capital requirements.
Our backtesting assesses the general quality and effectiveness of the risk measurement model and compares the daily VaR/VaE obtained on D-1 with these P&Ls obtained on D:
•Economic P&L: is calculated on the basis of end-of-day mark-to-market or mark-to-model values. This test checks whether the VaR/VaE methodology used to measure and aggregate risk is appropriate.
•Actual P&L: is calculated based on the difference between the portfolio's end-of-day value and actual value at the end of the subsequent day. It includes the profit and loss stemming from intraday operations, minus fees, commissions and net interest income. It is used to count regulatory overshootings.
•Hypothetical P&L: is calculated daily by comparing the portfolio's end-of-day value and its value at the end of subsequent day, assuming unchanged positions. It does not account for the time effect to be consistent with VaR. This backtesting helps us make sure portfolios are regularly subject to an intraday risk not reflected in closing positions and, therefore, not reflected in VaR. We also use it to count regulatory overshootings.
•Theoretical P&L: is calculated with the market risk calculation engine, without intraday results, changes in portfolio positions or time (theta). We use it exclusively to test the quality of our internal VaR model.
We run regulatory backtesting on our subsidiaries every day. We also run internal (non-regulatory) backtesting daily, weekly and monthly based on the granularity of a given portfolio level. The number (or proportion) of overshootings we register is one of the most intuitive indicators of a model's goodness of fit. We calculate regulatory backtesting for one year (250 days) and at a VaR confidence level of 99%.
In the last twelve months, for Hypothetical P&L backtesting and for the total portfolio, there was one overshooting in VaR at 99%, on 20 March, as a result of high volatility in markets mainly due to increased tensions in the Middle East. There were no overshootings in VaE at 99%. The results are consistent with the assumptions specified in the VaR calculation model.

190	January - June 2026

Derivatives risk management
Our derivatives business primarily involves selling investment products and hedging risks for customers. Our risk management aims to keep open net risk as low as possible. Transactions include options on equities, fixed income and exchange rates, mainly in Spain, Brazil and the UK.
Risk of derivatives (in terms of VaR Vega at 99%, over a one-day horizon) moved in the first half of 2026 in a range between EUR 4.1 million and EUR 9.2 million, with an average value of EUR 5.8 million.
Santander's exposure to complex structured instruments and assets is very limited, reflecting our risk culture and prudent risk management. The Risk Appetite of the Group limits the total of level 3 assets and liabilities (those whose fair value is calculated using significant inputs not observable in market data) to 5% of the Group's total assets and liabilities measured at fair value. On the other hand, at the end of the first half of 2026, our exposure to hedge funds was EUR 376 million (all indirect), acting as counterparty in derivative transactions. We analyse the risk related to this type of counterparty on a case-by-case basis, setting collateralization ratios based on each fund's characteristics and assets.
Our policy for approving new derivative transactions remains extremely prudent and conservative. It is closely monitored by senior management.
Scenario analysis
Various stress scenarios were calculated and analysed regularly in the first half of 2026 (at least monthly) for all the trading portfolios.
Worst-case scenario
This is a hypothetical scenario that considers the movements of risk factors and their respective volatilities without taking into account the potential interaction, correlation or compensation among such risk factors. The construction of these scenarios is based on the application of the market shocks (positive for an increase and negative for a decrease) defined in the new regulatory framework for the calculation of market risk capital requirements (Fundamental Review of the Trading Book, FRTB). Its aim is to analyse the risk profile and potential maximum losses of trading portfolios, identifying the most unfavourable scenario.

At the end of June 2026, the stress test revealed that the economic loss in trading portfolios would be EUR 310 million (market price) if the stress movements in the worst-case scenario materialized in the market. The loss would mainly affect North America, under a scenario of interest rate and credit spread increases. In Europe, losses would be most pronounced in scenarios of interest rate and credit spread increases, as well as in the event of exchange rate impacts under a scenario of appreciation of the Euro. In the case of South America, losses would be most pronounced in scenarios of depreciation of local currencies and interest rate decreases.
Stress scenario: worst case. EUR million

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(114.3)	30.9	(92.3)	(133.9)	0.0	(309.6)
Europe	(21.1)	32.4	(70.0)	(68.5)	0.0	(127.2)
North America	(86.1)	(0.3)	(1.3)	(65.4)	0.0	(153.1)
South America	(7.1)	(1.2)	(21.0)	0.0	0.0	(29.3)

Other global stress test scenarios
‘Abrupt crisis’: an ad-hoc scenario with sharp market movements in all risk factors: rises in interest rate curves, sharp falls in stock markets, strong appreciation of the USD against other currencies, increase in volatility and credit spreads and default of main debt and equity positions.
‘Subprime crisis’: historical scenario based on 2007-2008 events arising from the US subprime mortgage crisis. This financial crisis led to a sharp increase in volatility and a sharp reduction in liquidity in all financial markets worldwide. The worst 1-day and 10-day market shocks are identified for each market risk factor.
‘Forward Looking Scenario’: a plausible hypothetical scenario based on current portfolios and expert judgement regarding the short term expected movements in market risk factors that may negatively affect trading positions.
‘EBA adverse scenario’: hypothetical scenario based on the adverse macroeconomic scenario applied to all market risk factors, as proposed by the EBA to perform the 'EU wide stress test' exercise every two years.
'Covid-19 crisis': scenario based on the sharp movements in the financial markets as a result of the health crisis. Its calculation is based on the identification of the 10-day period with the highest losses in the trading portfolio during the first half of 2020.

January - June 2026	191

Reverse stress test scenarios identify market variable shifts that can lead to a loss that will endanger our survival. They complement traditional stress scenarios and help signal business vulnerabilities, hidden risks and interactions between risk factors. They begin with a known stress result (such as a failure to achieve certain capital, liquidity or solvency ratios) and identify extreme scenarios.

D.    Structural balance sheet risk management
System for controlling limits
Like with trading market risk, annual limits planning sets limits for balance sheet structural risks based on risk appetite.
The main limits we use are:
• Balance sheet structural interest rate risk:
• Limit on net interest income (NII) over a 1-year horizon.
• Limit on the sensitivity of the economic value of equity (EVE).
• Limit on the market value variations of ALCO portfolios under stress scenarios.
• Structural exchange rate risk:
• Limit on the potential impact of the net foreign currency permanent position on the Core Capital Ratio.
• Limit on the individual hedge required by each currency.
Financial Management must explain why limits or sub-limit breaches occur and provide action plans to correct them.
Methodologies
a) Structural interest rate risk
We analyse the potential impact of changes in interest rate levels on EVE and NII. Depending on the changes in rates, impacts will be different and therefore various subtypes of interest rate risk need to be monitored and managed, such as repricing, curve or basis risk, among others.
Based on the balance sheet interest rate position and the market situation and outlook, financial actions (such as transacting positions or setting interest rates for products we market) may be needed to achieve our desired risk profile.
The suite of metrics we use to monitor interest rate risks includes the sensitivity of NII and EVE to changes in interest rates:
- Net interest income (NII) sensitivity
NII is the difference between income from interest on assets and the cost of liabilities in the banking book over a typical one-to three-year horizon (one year being standard in Santander). NII sensitivity is the difference between the NII calculated under a selected scenario and the NII calculated under a base scenario. There can be as many NII sensitivities as scenarios. This metric helps identify short-term risk and is complementary to EVE sensitivity. Scenarios of -100 basis points parallel changes and +100 basis points are considered, choosing the worst one (hereinafter, figures show the result under these scenarios).
-Economic value of equity (EVE) sensitivity
EVE is the difference between the net current value of assets and the net current value of outstanding liabilities in the banking book at a certain point in time. EVE sensitivity is the difference in EVE calculated under a selected scenario and under a base scenario. There can be as many EVE sensitivities as scenarios considered. This metric helps identify long-term risk and is complementary to NII sensitivity. Scenarios of -100 basis points parallel changes and +100 basis points are considered, choosing the worst one (hereinafter, figures show the result under these scenarios).
b) Interest rate models
Interest rate risk metrics consider the behaviour of financial products under stressed scenarios where uncertainty is common and contractual terms may not be met. We have methodologies that help to explain products' behaviour. Key interest rate risk models are:
-Treatment of liabilities without stated maturity
Our model uses variables such as stable and unstable volumes, the rate of settlement over time and the difference between customer rates and market rates to model non-maturity account balances.
- Pre-payment treatment for certain assets
Pre-payment risk mainly affects fixed-rate mortgages in subsidiaries where contractual rates are low relative to market levels. We model this risk and include it in risk appetite metrics.

192	January - June 2026

c) Structural foreign exchange rate risk/hedging of results
We monitor these activities daily via position measurements, VaR and results.
d) Structural equity risk
We monitor these activities monthly via position measurements, VaR and results.

E. Structural balance sheet risks key metrics
Consistent with previous years, the market risk profile of Santander's balance sheet remained moderate in the first half of 2026 in terms of assets, shareholders’ equity and net interest income volumes.
Each subsidiary's finance division manages its interest rate risk from commercial banking and is responsible for managing structural risk caused by fluctuating interest rates.
We use statistical models to measure interest rate risk and different strategies to manage structural risk with interest rate instruments, such as fixed income bond portfolios and derivative instruments, to keep the risk profile within risk appetite.

Structural interest rate risk
Europe
At the end of June 2026, the EVE sensitivity of our balance sheets in Europe was positive to interest rate decreases. In the case of NII, the sensitivity of our balance sheets was positive to interest rate increases.
Exposure levels in all countries were moderate in relation to the annual budget and capital levels.
At the end of June 2026, considering the scenarios previously mentioned, the most significant risk of NII sensitivity was in the British pound at EUR 299 million, followed by the euro interest rate curve at EUR 164 million, and the US dollar at EUR 26 million, all relating to the risk of rate decreases.
Net interest income (NII) sensitivity
% of the total
Others: Portugal and OpenBank.

The most significant risk in EVE was in the euro interest rate curve at EUR 1,027 million, followed by the British pound at EUR 692 million, and the US dollar at EUR 75 million, all relating to the risk of rate increases.

January - June 2026	193

Economic value of equity (EVE) sensitivity
% of the total

Others: Portugal and OpenBank.

South America
At the end of June, the EVE in our South American balance sheets was positioned for interest rate decreases. In the case of NII, Brazil and Argentina were positioned for interest rate decreases whilst our other core South American balance sheet (Chile) was positioned for interest rate increases. In the first half of 2026, exposure levels in all countries were moderate in relation to the annual budget and capital levels.
At the end of June, the most significant risk to NII was located in Brazil (EUR 83 million).

Net interest income (NII) sensitivity
% of the total
Others: Argentina, Peru and Uruguay.

The most significant risk to the EVE was also in Brazil (EUR 318 million).

194	January - June 2026

Economic value of equity (EVE) sensitivity
% of the total
Others: Argentina, Peru and Uruguay.

North America
At the end of June, the NII of our North American balance sheets showed positive sensitivity to interest rate increases in the case of the US and negative sensitivity to the same scenario in the case of Mexico. In the case of EVE, negative sensitivities to interest rate increases were shown in both balance sheets.
In the first half of 2026, exposure levels in all countries were moderate in relation to the annual budget and capital levels.
At the end of June, the most significant risk to NII was mainly in the US (EUR 42 million).

Net interest income (NII) sensitivity
% of the total

The most significant risk to the EVE was also in the US (EUR 692 million).

January - June 2026	195

Economic value of equity (EVE) sensitivity
% of the total

Structural foreign exchange rate risk/hedging of results
Our structural exchange rate risk is driven by exposures in foreign currencies related to permanent financial investments, their results and related hedges.
Our dynamic management of this risk seeks to limit the impact on the core capital ratio from foreign exchange rate movements. At the end of June 2026, the largest exposures of permanent investments (with their potential impact on equity) were (in order), in UK pounds sterling, US dollars, Brazilian reais, Mexican pesos and Chilean pesos. We hedge some of these positions (which are permanent in nature) with foreign exchange-rate derivatives.
The financial division is responsible for foreign exchange rate risk management, hedging expected results and dividends in subsidiaries where the base currency is not the euro.

Structural equity risk
We hold equity positions in our banking book as equity instruments or equity stakes depending on the percentage owned or control.
At the end of June 2026, we held a diversified equity portfolio in the banking book across Spain, Poland, China, Morocco, and other countries. Most of the portfolio was invested in the finance and insurance industries, and also includes real estate.
Structural equity positions have market risk exposure. We calculate VaR for these positions with market price data series or proxies. By the end of June 2026, the VaR at 99% over a one-day time horizon was EUR 250 million (EUR 162 million and EUR 141 million at the end of 2025 and 2024, respectively).

F.    Pension and actuarial risks
Pension risk
Santander assumes the financial, market, credit and liquidity risks in the assets and investments of defined benefit employee pension funds, as well as the actuarial risks from pension obligations. Our main goal in the pension risk control and management is to identify, measure, monitor, mitigate and disclose all sources of pension risk.
We annually estimate combined losses in assets and liabilities under a stress scenario that includes changes in interest rates, exchange rates, inflation, stock markets, real estate prices and credit spreads.
Actuarial risk
Actuarial risk stems from biometric changes in the life expectancy of defined benefit pension scheme beneficiaries; from life insurance holders; unforeseen non-life insurance payments; and unexpected changes in holders' behaviour when filing claims covered by insurance contracts.
We distinguish the following actuarial risks:
Life liability risk is the risk of loss if fluctuations in risk factors change the value of pension liabilities:

196	January - June 2026

•Mortality/longevity risk: risk of loss if variations in insured parties' estimated probability of death/survival change the value of liabilities.
•Morbidity risk: risk of loss if insured parties' estimated probability of disability/incapacity changes the value of liabilities.
•Surrender/lapse risk: risk of loss caused by changes in the value of liabilities because of the early termination or changes in policyholders' rights in regard to surrender, extraordinary contributions and/or paid-up options.
•Expense risk: risk of loss if an adverse deviation in expected expenses changes the value of liabilities.
•Catastrophe risk: losses if catastrophic events increase pension liabilities.
Non-life liability risk is the risk of losses from changes in the value of Santander's non-life benefit liabilities with employees, caused by fluctuations in related risk factors:
•Premium risk: loss from insufficient premiums to pay for claims that might be made in the future.
•Reserve risk: loss from insufficient reserves for unsettled claims, including related costs.
•Catastrophe risk: losses if catastrophic events increase non-life liabilities.

G.    Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity under optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
Given the retail nature of the Group, commercial branches have continued taking deposits following the Group's selective financing strategy taking into account their costs.
Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets, taking advantage of favourable market conditions. The Group issued in the first half of 2026 EUR 30,611 million of medium- and long-term issues, of which EUR 14,009 million was senior debt, EUR 6,806 million was covered bonds and EUR 9,796 million were TLAC (Total Loss Absorbing Capacity) eligible instruments of which EUR 7,156 million was senior non-preferred and EUR 1,356 million was subordinated debt and EUR 1,284 million was additional Tier 1. Maturities of medium- and long-term debt amounted to EUR 25,832 million in the first half of 2026, of which EUR 8,127 million was senior debt, EUR 9,667 million was covered bonds, EUR 6,344 million was senior non-preferred, EUR 373 million was subordinated debt and EUR 1,321 million was additional Tier 1. Additionally, securitizations placed in the market amounted to EUR 10,245 million while maturities followed a similar pattern.
In short, all these actions have contributed to strengthening the Group’s balance sheet and capital base and maintaining an appropriate liquidity position.
The main aspects in relation to the structural management of liquidity during the first half of 2026 were:
•Adequate structural liquidity position. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.
Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.
•As of 30 June 2026, the balance sheet of the Group was solid, consistent with the Group’s retail nature. Lending, which accounted for around 69% of net assets, was fully financed by customer deposits and medium and long-term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, senior non-preferred debt, covered bonds, subordinated debt and additional Tier 1 instruments) with a moderately conservative maturity profile (4.4 years as of 30 June 2026). All of this results in moderate needs of recourse to short term wholesale funding at the Group level.

Excluding securitizations, most medium- and long-term issuance activity has been concentrated in the eurozone and the UK, with a moderate contribution from Chile, the US and Mexico.
On 30 June 2026, the Group's structural liquidity surplus stood at EUR 381.2 billion on a consolidated basis. This surplus is based mainly on fixed income securities (EUR 322.2 billion), equities (EUR 33.0 billion) short positions on fixed income securities and equities (-EUR 42.0 billion) and net lent deposits to central banks and credit entities (EUR 116.6 billion), partially offset by short term funding balances (EUR 48.6 billion).

•High capacity to obtain liquidity on the balance sheet. The reserve includes deposits at central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines from official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries. As evidence of this sound and ample liquidity position, the Group as a whole exhibits both a Liquidity Coverage Ratio (LCR) well above the 100% regulatory limit and a

January - June 2026	197

Net Stable Funding Ratio (NSFR), also well above 100%. Compared to year-end 2025, the consolidated LCR, the Group LCR and the NSFR are expected to remain fairly stable during the first half of 2026.

•Access to wholesale markets for liquidity based on short and long-term ratings.
•Independence of the subsidiaries in funding within a coordinated liquidity management framework. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity.
•Moderate use of assets as security for structural balance-sheet funding sources that has slightly increased since the end of 2025.

The Group performs a continuous internal process to ensure the adequacy of its liquidity position and the management, measurement, monitoring and control of its liquidity risk (Group Internal Liquidity Adequacy and Assessment Process). However, in accordance with Santander’s model for liquidity management based on autonomous subsidiaries, this adequacy assessment process encompasses separate adequacy assessment processes at the subsidiary level (each of them an Internal Liquidity Adequacy and Assessment Process), which are complemented and overseen by corporate processes, governance and coordination functions.
All these processes, which are forward-looking and integrated into the decision-making and management process, risk management and risk appetite, liquidity planning and overall strategy, have the ultimate objective of ensuring that the Group's entities have and will have adequate liquidity resources to meet their obligations under both normal and stressed conditions and over an appropriate set of time horizons, taking into account all material sources of liquidity risk.

198	January - June 2026

ITEM 8. CORPORATE GOVERNANCE
In addition to the second quarter 2026 information disclosed in 'Part 1. Consolidated Directors’ Report—Corporate Governance', the following are other significant corporate governance events that occurred during 2026:
2026 Ordinary general shareholders’ meeting
We held our 2026 ordinary general shareholders’ meeting on 27 March exclusively by remote means. The meeting was broadcast live from the corporate headquarters in Boadilla del Monte.
This meeting format promotes shareholder participation and ensures equal treatment, is enabled by robust and secure technology, is consistent with Santander’s digitalisation and sustainability strategy, and is aligned with growing market trends.
480,570 shareholders, owning 71.724% of the share capital, attended the general meeting on their own behalf or by proxy. This represented the highest quorum in the last 30 years.
The proposed resolutions submitted by the board passed with an average of 98.5% votes in favour. 99.5% of voting shareholders approved the Bank’s management for the 2025 financial year.
Detailed information on the resolutions that passed at the general meeting can be found on our corporate website (www.santander.com).
Changes to the board of directors
At the above-mentioned 2026 ordinary general meeting, the shareholders approved the appointment of Deborah Vieitas as an independent director, to fill the vacancy left by Homaira Akbari following the conclusion of the meeting. Her appointment received the relevant regulatory approval.
Changes to the board committees
Following the conclusion of the ordinary general meeting, Homaira Akbari also ceased to be a member of the audit committee, the responsible banking, sustainability and culture committee, and the innovation and technology committee. On 28 March 2026, Germán de la Fuente joined the responsible banking, sustainability and culture committee. On 12 May 2026, Deborah Vieitas joined the audit committee upon taking her position as director.
The current composition of the board committees is available on our corporate website (www.santander.com).
Changes to the international advisory board
Sebastian Gunningham joined the international advisory board. Mr Gunningham has extensive international experience in the technology and financial sectors. He spent a significant part of his career at Amazon, where he held senior leadership roles, and previously served at technology companies such as Oracle, Apple and Peace Software. He has also held board positions in several Santander Group companies. He is currently the CEO of the international remittances and payments company Remitly.

January - June 2026	199

ITEM 9. OTHER DISCLOSURES

Purchases of equity securities by the issuer and affiliated purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2026:

2026	Total number of shares -or units purchased (A)	Average price paid per share (or unit) in euros	Total number of shares (or units) purchased as part of publicly announced plans or programs (B)	Euro value of the maximum number of shares (or units) that may yet be purchased under the plans or programs (B)
January	20,665,684	10.33	—	—
February	155,343,573	10.62	147,909,895	3,457,094,891
March	122,615,265	9.68	104,130,654	2,455,153,604
April	37,894,538	9.98	25,862,747	2,200,702,748
May	13,377,690	10.33	—	2,200,702,748
June	97,411,273	11.02	67,256,764	1,458,030,243
Total	447,308,023		345,160,060

A) The number of shares purchased does not include securities lending and short positions.
(B) Purchases relate to the Second 2025 Buyback Programme. For more information see 'Corporate Governance. Section 2.5 Treasury shares' in Part 1 of our 2025 Form 20-F and note 11 to our interim consolidated financial statements in Part 1 of this report on Form 6-K. In order to comply with applicable US securities laws, the Second 2025 Buyback Programme was suspended between 24 April 2026, date of the calling of the meeting where Webster’s stockholders would vote on the acquisition (the 'Stockholders’ Meeting'), and 27 May 2026, both inclusive.

During the first six months of 2026, all purchases and sales of equity securities were made in open-market transactions.

200	January - June 2026

Shareholders and Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 24 July 2026	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer